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As filed with the Securities and Exchange Commission on July 10, 2007.

Registration No. 333-

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM F-1
REGISTRATION STATEMENT
Under
The Securities Act of 1933

AERCAP HOLDINGS N.V.
(Exact name of Registrant as specified in its charter)

Netherlands (State or other jurisdiction of incorporation or organization)	7359 (Primary Standard Industrial Classification Code Number)	Not Applicable (I.R.S. Employer Identification Number)

Evert van de Beekstraat 312
1118 CX Schiphol Airport
The Netherlands
+31 20 655 9655
(Address, including zip code, and telephone number, including area code, of Registrant's principal executive offices)

CT Corporation System, 111 Eighth Avenue, 13th Floor, New York, NY 10011, (212) 894 8641
(Name, address, including zip code, and telephone number, including area code, of agent for service of process)

Copies to:
Douglas A. Tanner, Esq. Milbank, Tweed, Hadley & McCloy LLP 1 Chase Manhattan Plaza New York, NY 10005 Tel: (212) 530 5000 Fax: (212) 822 5219	Erwin den Dikken Chief Legal Officer Evert van de Beekstraat 312 1118 CX Schiphol Airport The Netherlands Tel: +31 20 655 9655 Fax: +31 20 655 9100	Richard J. Sandler, Esq. Davis Polk & Wardwell 450 Lexington Ave. New York, NY 10017 Tel: (212) 450 4224 Fax: (212) 450 3224

        Approximate date of commencement of proposed sale to the public.    As soon as practicable after the Registration Statement becomes effective.

        If any of the securities being registered on this Form are being offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box.    ☐

        If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act of 1933, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.    ☐

        If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act of 1933, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.    ☐

        If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act of 1933, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.    ☐

CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities to be Registered	Amount to be Registered(1)	Proposed Maximum Offering Price Per Share	Proposed Maximum Aggregate Offering Price(1)(2)	Amount of Registration Fee(3)

Ordinary Shares, €0.01 par value per share	23,000,000	$32.20	$740,600,000	$22,736.42

(1)
Includes 3,000,000 ordinary shares that may be sold upon exercise of an overallotment option to be granted to the underwriters.
(2)
Estimated solely for the purpose of calculating the registration fee in accordance with Rule 457(a) under the Securities Act of 1933 based the average of the high and low sales prices of the Registrant's ordinary shares as reported by The New York Stock Exchange on July 9, 2007.
(3)
Calculated in accordance with Rule 457(a) under the Securities Act of 1933.

        The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until this Registration Statement shall become effective on such date as the Securities and Exchange Commission acting pursuant to said Section 8(a) may determine.

The information in this preliminary prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This preliminary prospectus is not an offer to sell these securities and we are not soliciting offers to buy these securities in any jurisdiction where the offer or sale is not permitted.

PROSPECTUS (Subject to Completion)
Issued            , 2007

20,000,000 Shares

AerCap Holdings N.V.

ORDINARY SHARES

        The selling shareholders are offering 20,000,000 ordinary shares of AerCap Holdings N.V. We will not receive any proceeds from the sale of ordinary shares by the selling shareholders. Members of our senior management and our Board of Directors, as indirect shareholders, will receive a portion of the proceeds from this offering.

        Our ordinary shares are listed on the New York Stock Exchange under the symbol "AER". The last reported sale price of our ordinary shares on the New York Stock Exchange on             , 2007 was $            per share.

        Investing in our ordinary shares involves risks. See "Risk Factors" beginning on page 15 of this prospectus.

Price $            Per Share

	Price to Public	Underwriting Discounts and Commissions	Proceeds to Selling Shareholders
Per Ordinary Share	$	$	$
Total	$	$	$

        The selling shareholders have granted the underwriters the right for a period of 30 days to purchase up to an additional 3,000,000 ordinary shares to cover overallotments, if any.

        The Securities and Exchange Commission and state securities regulators have not approved or disapproved these securities, or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

        The underwriters expect to deliver the ordinary shares to purchasers on            , 2007.

Morgan Stanley
Goldman, Sachs & Co.
Lehman Brothers
Merrill Lynch & Co.
UBS Investment Bank	Wachovia Securities
JPMorgan
Citi
Calyon Securities (USA) Inc.

                        , 2007

A Global Aviation Company

AERCAP
Aviation Solutions

SOUTHWEST
A SYMBOL OF FREEDOM

中国南方航空
CHINA SOUTHERN

इंडियन
Indian

Monarch

MEXICANA

AIGLE AZUR

SriLankan
Airlines

華信航空公司
MANDARIN AIRLINES

JetX

MandalaAirlines

BRITISH AIRWAYS

MITSUI & CO.,LTD.

KOREAN AIR

BATAVIA AIR

TACA

HEMUS AIR
www.hemusair.bg

TRANSAERO

Bangkok Airways

ASIANA AIRLINES

AEGEAN
AIRLINES

FLIGHTLINE

AIR FRANCE

CHINA EASTERN

LTU

Thomas Cook
Airlines

AirAsia
Now Everyone Can Fly

KINGFISHER
AIRLINES
Fly the good times

First Choice
Airways

GIRjet

AIR ATLANTA
ICELANDIC

DONBASSAERO

MONTENEGRO AIRLINES

AIR CANADA

SAS

THAI

BMED

inter
AIRLINES
INTER EKSPRES HAVA TAŞIMACILIK A.Ş.

XIAMEN AIRLINES

WIZZ

norwegian.no

jetclub

AEROFLOT NORD

Selected Customers

TABLE OF CONTENTS

Prospectus Summary	1
Risk Factors	15
Special Note About Forward Looking Statements	36
Use of Proceeds	37
Price Range Of Our Ordinary Shares	38
Dividend Policy	39
Capitalization	40
Selected Consolidated Financial Data	41
Unaudited Consolidated Pro Forma Financial Information	46
Management's Discussion and Analysis of Financial Condition and Results of Operations	51
Aircraft, Engine and Aviation Parts Industry	88
Business	112
Indebtedness	135
Management	144
Principal and Selling Shareholders	154
Description of Ordinary Shares	158
Certain Relationships and Related Party Transactions	162
Ordinary Shares Eligible for Future Sale	164
Tax Considerations	166
Underwriters	174
Enforcement of Civil Liabilities	179
Legal Matters	180
Experts	180
Where You Can Find More Information	180
Index to Consolidated Financial Statements	F-1

ABOUT THIS PROSPECTUS

        You should only rely on the information contained in this prospectus and any free writing prospectus prepared by or on behalf of us. This prospectus may only be used where it is legal to offer or sell these securities. The information in this prospectus is accurate only as of the date of this prospectus, regardless of when this prospectus is delivered or when any offer or sale of our ordinary shares occurs.

        Neither we nor the selling shareholders have taken any action to permit a public offering of the ordinary shares outside the United States. Persons outside the United States who come into possession of this prospectus must inform themselves about and observe any restrictions relating to the offering of the ordinary shares and the distribution of this prospectus outside of the United States.

i

PROSPECTUS SUMMARY

        The following summary is qualified in its entirety by the more detailed information and consolidated financial statements and related notes appearing in this prospectus. This summary may not contain all of the information that may be important to you. Before investing in our ordinary shares, you should read this entire prospectus carefully for a more complete understanding of our business and this offering, including our consolidated financial statements and related notes and the sections entitled "Risk Factors" and "Management's Discussion and Analysis of Financial Condition and Results of Operations". In this prospectus, the "Company", "we", "us" and "our" refer to AerCap Holdings N.V., its consolidated subsidiaries, its predecessors, AerCap Holdings C.V. and AerCap B.V. (formerly known as debis AirFinance B.V.) and their consolidated subsidiaries and, unless the context otherwise requires, AeroTurbine, Inc.

Our Company

        We are an integrated global aviation company with a leading market position in aircraft and engine leasing, trading and parts sales. We possess extensive aviation expertise that permits us to extract value from every stage of an aircraft's lifecycle across a broad range of aircraft and engine types. We also provide aircraft management services and perform aircraft and engine maintenance, repair and overhaul, or MRO, services and aircraft disassemblies through our certified repair stations. We believe that by applying our expertise through an integrated business model, we will be able to identify and execute on a broad range of market opportunities that we expect will generate attractive returns for our shareholders.

        We operate our business on a global basis, providing aircraft, engines and parts to customers in every major geographical region. As of March 31, 2007, we owned 140 aircraft and 65 engines, managed 98 aircraft, had 95 new aircraft and three new engines on order, had entered into purchase contracts for two new aircraft and had executed letters of intent to purchase an additional six aircraft. In addition, on May 11, 2007, we signed an agreement with Airbus for the purchase of an additional ten A330-200 aircraft, bringing our total firm order of A330-200 aircraft to 30 and the total number of new aircraft on order to 105. As of March 2007, we had the fourth largest aircraft leasing portfolio in the world and the third largest new aircraft order book among operating lessors, according to Simat Helliesen & Eichner, Inc., or SH&E, in each case by number of aircraft.

        We lease most of our aircraft to airlines under operating leases. Under an operating lease, the lessee is responsible for the maintenance and servicing of the equipment during the lease term and the lessor receives the benefit, and assumes the risk, of the residual value of the equipment at the end of the lease. As of March 31, 2007, our owned and managed aircraft and engines were leased to 105 commercial airline and cargo operator customers in 46 countries and are managed from our offices in The Netherlands, Ireland and the United States. We expect to expand our leasing activity in Asia and in China in particular through our AerDragon joint venture with China Aviation Supplies Import & Export Group Corporation, which commenced operations in October 2006.

        We have the infrastructure, expertise and resources to execute a large number of diverse aircraft and engine transactions in a variety of market conditions. Our teams of dedicated marketing and asset trading professionals have been successful in leasing and trading our aircraft and engine portfolios. From January 1, 2003 to March 31, 2007, we executed over 1,100 aircraft and engine transactions, including 283 aircraft leases, 275 engine leases, 158 aircraft purchase or sale transactions, 204 engine purchase or sale transactions and the disassembly of 54 aircraft and 139 engines. Between January 1, 2003 and March 31, 2007, our weighted average owned aircraft utilization rate was 98.6%.

        In 2006, we generated total revenues of $814.4 million and net income of $109.0 million, which included charges for share-based compensation of $68.3 million, net of taxes, resulting in basic and fully-diluted earnings per share of $1.38. In the three months ended March 31, 2007, we generated total revenues of $309.5 million and net income of $60.6 million, resulting in basic and fully-diluted earnings per share of $0.71.

        On September 8, 2006, the Financial Accounting Standards Board issued FSP No. AUG AIR-1 "Accounting for Planned Major Maintenance Activities" (the "FSP"). The FSP amends certain provisions in the AICPA Industry Audit Guide, "Audit of Airlines," and is applicable for our financial year beginning January 1, 2007. As a result of our adoption of the FSP, we have adjusted our method of accounting for certain maintenance obligations and adjusted our historical results as more fully explained in our audited financial statements included in this prospectus.

Our Business Strategy

        We intend to pursue the following business strategies. See "Business—Our Business Strategy" beginning on page 114 of this prospectus for a more detailed discussion of our business strategies.

        Leverage Our Ability to Manage Aircraft and Engines Profitably throughout their Lifecycle.    We intend to continue to leverage our integrated business model by selectively:

  •
  purchasing aircraft and engines directly from manufacturers;

  •
  taking advantage of price incentives offered by sellers for the purchase of entire portfolios of aircraft and engines of varying ages and types;

  •
  using our global customer relationships to obtain favorable lease terms and reduce time off-lease;

  •
  selling select aircraft and engines;

  •
  disassembling older airframes and engines for sale of their component parts; and

  •
  providing management services to securitization vehicles, our joint ventures and other aircraft owners at limited incremental cost to us.

        Our ability to profitably manage aircraft throughout their lifecycle depends in part on our ability to successfully lease aircraft and engines at profitable rates and our ability to source acquisition opportunities of new and used aircraft at favorable prices.

        Expand Our Aircraft and Engine Portfolio.    We intend to grow our portfolio of aircraft and engines through portfolio purchases, new aircraft purchases, airline refleetings, and other opportunistic aircraft and engine purchases.

        Focus on High Growth Markets.    Although we maintain a geographically diverse portfolio, we focus on high growth airline markets such as the Asia-Pacific market.

        Enter into Joint Ventures to Obtain Economies of Scale.    We intend to continue to enter into joint ventures that increase our purchasing power and our ability to obtain price discounts on large aircraft orders.

        Obtain Maintenance Cost Savings.    We intend to lower our aircraft and engine maintenance costs by using aircraft and engine parts we obtain from the selective disassembly of acquired airframes and engines.

        Acquire Complementary Businesses.    We intend to selectively pursue acquisitions that we believe will enhance our ability to manage aircraft and engines profitably throughout their lifecycle.

Our Competitive Strengths

        We believe the following competitive strengths will allow us to capitalize on growth opportunities in the global commercial aviation market. See "Business—Our Competitive Strengths" beginning on page 112 of this prospectus for a more detailed discussion of our competitive strengths.

  •
  Our integrated business model allows us to manage aircraft and engines profitably throughout their lifecycle, from initial purchase through leasing, sale or eventual disassembly for the sale of parts.

  •
  We have a modern and fuel-efficient aircraft and engine portfolio, focused on the widely-used Airbus A320 family aircraft and CFM56 family engines.

  •
  Our global remarketing capability and diversified customer base enables us to maintain a high utilization rate for our assets and reduce our exposure to customer concentration and fluctuations in regional economic conditions.

  •
  We have an active aircraft and engine trading business, led by our asset trading team of 19 dedicated professionals as of March 31, 2007.

  •
  Our substantial size and breadth of operations allow us to diversify our customer base and offer our customers a broad range of flexible aircraft and engine leasing options.

  •
  We have $1.2 billion of revolving credit facilities that provide us with efficient access to capital, and we have raised over $19 billion globally since 1996.

  •
  We have an attractive aircraft management business and managed 98 aircraft as of March 31, 2007.

  •
  Our management team has an average of 17 years of experience in the aviation industry and extensive expertise in aircraft and engine leasing, trading, financing and risk management.

Risks

        An investment in our ordinary shares involves a high degree of risk. You should carefully consider the risks described in "Risk Factors" before making an investment decision. Our business, financial condition and results of operations could be materially and adversely affected by any of those risks. The trading price of our ordinary shares could decline due to any of those risks or other factors, and you may lose all or part of your investment. Below is a summary of the principal risks we face.

  •
  Our business model depends on the continual re-leasing of our aircraft and engines when current leases expire, and we may not be able to do so on favorable terms, if at all.

  •
  Interest rates have a significant impact on our financial results, and changes in interest rates may adversely affect our financial results and growth prospects.

  •
  The leasing, financing and sales of aircraft, engines and parts has historically experienced prolonged periods of oversupply during which lease rates and aircraft values have declined, and any future oversupply could materially and adversely affect our financial results and growth prospects.

  •
  Our financial condition is dependent, in part, on the financial strength of our lessees; lessee defaults and other credit problems could adversely affect our financial results and growth prospects.

  •
  The concentration of some aircraft and engine models in our aircraft and engine portfolios could adversely affect our business and financial results should any problems specific to these particular models occur.

  •
  We are indirectly subject to many of the economic and political risks associated with emerging markets, which could adversely affect our financial results and growth prospects.

  •
  Our substantial indebtedness incurred to acquire our aircraft and engines requires significant debt service payments. As of March 31, 2007, our consolidated indebtedness was $2.7 billion and our interest expense (including the impact of hedging activities) was $166.2 million in 2006 and $50.5 million in the three months ended March 31, 2007. As of May 31, 2007, we had 74 new Airbus A320 family aircraft and 30 new A330-200 widebody aircraft on order from Airbus. If we acquire all 104 of the Airbus aircraft, over the next five years, we would expect to incur in excess of $4.5 billion of indebtedness to finance the purchase price of the aircraft.

  •
  If the effects of terrorist attacks and geopolitical conditions adversely affect the financial condition of airlines, our lessees might not be able to meet their lease payment obligations, which would adversely affect our financial results and growth prospects.

  •
  Volatility in our sales revenue due to the fact that during any particular fiscal quarter or other reporting period we may complete significantly more or fewer sale transactions than in other reporting periods, which could adversely impact the trading price of our ordinary shares.

  •
  If the ownership of our ordinary shares continues to be concentrated, it may prevent you and other minority shareholders from influencing significant corporate decisions and may result in conflicts of interest. After giving effect to this offering, assuming that the underwriters' overallotment option is not exercised, companies controlled by funds and accounts affiliated with Cerberus Capital Management, L.P., or Cerberus, will own 45.8% of our ordinary shares.

Industry Trends

        We believe that trends in the aviation industry identified by SH&E, a recognized expert in the aviation industry, and described in "Aircraft, Engine and Aviation Parts Industry" create a favorable environment for us to leverage our competitive strengths and grow our business. We believe that our operating capabilities and aircraft and engine portfolios will provide us with a competitive advantage in the expanding aviation market. The trends identified by SH&E include:

        Growing Demand for Air Travel.    Globalization and the rapid economic growth in major emerging markets such as India and China have fueled significant growth in global demand for air travel. The Airline Monitor, a commercial aviation data analysis publication, forecasts that passenger traffic will grow at an average rate of 5.2% per year for the next 10 years. The Airbus 2006 Global Market Forecast predicts that air travel demand will continue to grow an average of 4.8% per year through 2025 and the Boeing 2006 Commercial Market Outlook projects 4.9% annual growth in air travel for the next 20 years. According to SH&E, air cargo demand globally is expected to grow even faster than passenger demand. For the next 20 years Airbus and Boeing forecast air cargo demand growth of 6.0% and 6.1% annually, respectively.

        Fundamental Imbalance between Supply and Demand for Aircraft, Engines and Aircraft Equipment.    In recent years, the increased demand for aircraft, engines and parts, combined with a decreased supply, has resulted in a supply and demand imbalance for certain aircraft, engines and parts. The primary factors affecting aircraft demand include rapid airline passenger growth in emerging markets, increased liberalization of air travel, higher fuel prices, continued emergence of low cost carriers and industry restructuring in developed markets which have increased replacement demand for more fuel efficient and technologically advanced aircraft. The primary factors affecting aircraft supply include the aging world aircraft fleet, the significant backlog of aircraft production, the limited ability of airframe manufacturers to increase production and the relative shortage of efficient used aircraft in the secondary market.

        Greater Reliance on Operating Leases.    In recent years, airlines have increasingly turned to operating leases to meet their aircraft financing needs. Operating leases permit airlines to reduce their capital commitments, improve their balance sheets, increase fleet planning flexibility and reduce residual value risk. According to SH&E, approximately 30% of the global aircraft fleet was operated under operating leases in 2006 and SH&E forecasts that 40% of the global aircraft fleet will be operated under operating leases within the next ten years.

        Despite these positive recent trends, the business of leasing, financing and sales of aircraft, engine and parts has, in the past, experienced periods of aircraft and engine oversupply. The oversupply of a specific type of aircraft or engine is likely to depress the lease rates for, and the value of, that type of aircraft or engine. The supply and demand for aircraft and engines is affected by various cyclical and non-cyclical factors that are outside of our control.

Recent Developments

        On May 8, 2007, Aircraft Lease Securitisation, a lease securitization special purpose entity that we consolidate in our financial statements, completed a refinancing of its securitized notes with the issuance of $1.66 billion of AAA-rated class G-3 floating rate notes. The proceeds from the issuance of these notes were used to redeem all of the outstanding Aircraft Lease Securitisation debt, other than the most junior class of notes, to refinance the indebtedness that had been incurred to purchase 24 previously acquired aircraft, and to finance the purchase of four additional new aircraft, increasing Aircraft Lease Securitisation's aircraft portfolio size to 70 aircraft. The class G-3 notes bear an interest rate of one-month LIBOR plus 26 basis points. Concurrently with the Aircraft Lease Securitisation refinancing, our revolving credit facility was amended and restated, resulting in a reduced interest rate spread and a two-year extension of the revolving period to May 2010. The size of our revolving credit facility remains $1.0 billion. As a result of the Aircraft Lease Securitisation refinancing and the amendment to our revolving credit facility, we expect to report a non-recurring expense in the second quarter of 2007 of approximately $27 million for the write-off of unamortized debt issuance costs related to the refinanced debt, costs related to the prepayment of the prior Aircraft Lease Securitisation notes and other related fees.

        During the three months ended June 30, 2007, in addition to sales of parts inventory and one aircraft by our subsidiary, AeroTurbine, we sold one Airbus A321 aircraft and one Boeing 737-400 aircraft, both of which were previously classified as flight equipment held for operating leases. Sales revenue resulting from the sale of these two aircraft totaled $57.4 million. The cost of goods sold related to the sale of these two aircraft totaled $37.8 million. During the three months ended June 30, 2007, we took delivery of one Airbus A320-200 aircraft, one A319-100 aircraft and one Boeing 737-800, each of which we had contracted to purchase in prior periods. In addition, AeroTurbine, our subsidiary, purchased two Airbus A320-200 aircraft, two Boeing 757 aircraft, three Bombardier aircraft and one McDonnell Douglas MD-83 aircraft in the three months ending June 30, 2007. At June 30, 2007, the gross book value of flight equipment we expect to take delivery of or agree to acquire during the full year 2007, based on contracted purchase agreements and signed letters of intent was $791.9 million. Of that amount, approximately $458.6 million was delivered to us during the first six months of 2007, including the aircraft discussed above delivered during the three months ended June 30, 2007.

        During the three months ended June 30, 2007, we reached an agreement on the value of a damages claim we had filed with a previous lessee which had filed for bankruptcy protection. We had previously sold our claim to a third party subject to final valuation of the claim. We recognized a gain of $9.0 million upon signing the settlement agreement with the airline which will be recorded as other income in our consolidated income statement for the three months ended June 30, 2007.

        During the three months ended June 30, 2007, we executed sale agreements for the sale of three Airbus A330-300 aircraft subject to leases, which we expect to deliver in July 2007. In addition, we executed agreements for the sale of two A300 freighter aircraft subject to leases, of which one is expected to be delivered in September 2007 and the other is expected to be delivered in September 2008. The aggregate sales price for the four aircraft to be delivered in the three months ending September 30, 2007 was approximately $170 million.

Our Corporate History and Shareholding Structure

        We were formed as a Netherlands public limited liability company ("naamloze vennootschap") on July 10, 2006 to acquire all of the assets and liabilities of AerCap Holdings C.V. a Netherlands limited partnership. AerCap Holdings C.V. was formed on June 27, 2005 for the purpose of acquiring all of the shares and certain liabilities of AerCap B.V. (formerly known as debis AirFinance B.V.). On June 30, 2005, AerCap Holdings C.V. acquired all of AerCap B.V.'s shares and liabilities owed by AerCap B.V. to its prior shareholders, the 2005 Acquisition, for total consideration of $1.4 billion, $370.0 million of which was funded with equity contributions by the selling shareholders. Substantially all of the equity funding for the 2005 Acquisition was provided by funds and accounts affiliated with Cerberus, who will retain control of us after this offering. Certain members of our senior management and of our Board of Directors are also indirect shareholders of the selling shareholders. On April 26, 2006, we acquired all of the existing share capital of AeroTurbine, Inc. an engine leasing, trading and parts sales company, the AeroTurbine Acquisition. On October 27, 2006, AerCap Holdings N.V. acquired all of the assets and liabilities of AerCap Holdings C.V. and on November 27, 2006, we completed an initial public offering on the New York Stock Exchange, in which we issued and sold an additional 6.8 million of our ordinary shares and Cerberus sold 19.3 million of our ordinary shares.

        Based on an assumed public offering price of $32.25 per ordinary share, the last reported sale price of our ordinary shares on the NYSE on July 9, 2007, funds and accounts affiliated with Cerberus and certain members of our senior management and of our Board of Directors will receive $511.5 million and $100.0 million, respectively, from the proceeds of this offering if the underwriters do not exercise their overallotment option and $591.4 million and $112.5 million, respectively, from the proceeds of this offering if the underwriters exercise their overallotment option. See "Use of Proceeds" and "Principal and Selling Shareholders" for more information regarding the proceeds that funds and accounts affiliated with Cerberus as well as certain members of our senior management and of our Board of Directors will receive from this offering.

        The following chart sets forth our shareholders' ownership structure prior to this offering.

(1)
Cerberus beneficially owns 86.0% of the Bermuda Parents' common shares. The Bermuda Parents' and the Selling Shareholders are holding companies that were formed by Cerberus for the purpose of acquiring us and do not own any other assets or conduct activities outside of their indirect investment in us.

(2)
As of the date of this prospectus, Cerberus beneficially owned 86.0% of the Bermuda Parents' common shares and certain members of our senior management and an employee of Cerberus owned the remaining 14.0%. In addition, certain members of our senior management and of our Board of Directors also own vested options to purchase common shares of the Bermuda Parents which are currently exercisable upon or within 60 days of the closing of this offering. If all such options were exercised, Cerberus would beneficially own 82.8% of the common shares of the Bermuda Parents and certain members of our senior management and of our Board of Directors and an employee of Cerberus would own the remaining 17.2%.

        Our principal executive offices are located at Evert van de Beekstraat 312, 1118 CX Schiphol Airport, The Netherlands, and our general telephone number is +31 20 655-9655. Our website address is www.aercap.com. Information contained on our website does not constitute a part of this prospectus.

*                        *                         *

Explanatory Note Regarding Our Aircraft Portfolio

        Unless otherwise noted or the context requires, all references in this prospectus to:

  •
  "owned aircraft" refers to aircraft to which we hold legal title, aircraft to which we are the primary economic beneficiary, such as the aircraft legally owned by Aircraft Lease Securitisation Limited and other financing structures established by us, and aircraft owned by our consolidated joint ventures, all of which are reflected on our balance sheets; and

  •
  "managed aircraft" refers to the aircraft owned by third parties and our non-consolidated financing structures and joint ventures. Managed aircraft also include the aircraft which we leased-in pursuant to operating leases from the owners of the aircraft and in turn subleased to commercial airlines. These aircraft are not reflected on our balance sheets.

        In this prospectus, unless otherwise specified, when we discuss our aircraft portfolio, we describe our owned and managed portfolio as of March 31, 2007. References to lease revenues from our aircraft portfolio are to our owned portfolio for the year ended December 31, 2006, the three months ended March 31, 2007 or other periods where indicated.

        The definitions above are intended to include, where the context requires, all relevant aircraft in the same categories in the future. References to the number of aircraft and engines we lease, buy, sell and have on order in this prospectus include our owned and managed aircraft and engines. Also, unless the context otherwise requires, all weighted average age percentages and weighted average lease terms of owned aircraft in this prospectus have been calculated using net book value.

THE OFFERING

Ordinary shares offered by the selling shareholders	20,000,000 shares
Overallotment option	3,000,000 shares
Total ordinary shares outstanding after the offering	85,036,957 shares
Selling shareholders	Four Luxembourg limited liability companies indirectly owned by funds and accounts affiliated with Cerberus and certain members of our senior management and of our Board of Directors.
Use of proceeds
We will not receive any of the proceeds from the sale of ordinary shares by the selling shareholders. Funds and accounts affiliated with Cerberus and certain members of our senior management and of our Board of Directors and an employee of Cerberus will receive all of the net proceeds from the sale of the ordinary shares being offered by the selling shareholders. See "Use of Proceeds".

An affiliate of Lehman Brothers Inc. has a 2.7% participation interest in certain funds affiliated with Cerberus and will receive 2.7% of the proceeds received by such funds in this offering. See "Underwriting".
Dividend Policy
To date, we have not declared or paid any dividends on our ordinary shares. We intend to retain our future earnings to fund working capital and our growth and do not expect to pay dividends in the foreseeable future. See "Dividend Policy".
Risk Factors
See "Risk Factors" beginning on page 15 of this prospectus and other information included in this prospectus for a discussion of factors you should carefully consider before deciding to invest in the ordinary shares.
New York Stock Exchange Symbol	"AER".
Tax Considerations	See "Tax Considerations" beginning on page 166.

        Unless the context otherwise requires, all information in this prospectus assumes the underwriters' overallotment option has not been exercised.

SUMMARY CONSOLIDATED FINANCIAL AND OPERATING DATA

        The following table presents AerCap Holdings N.V.'s (the successor company) and AerCap B.V.'s (the predecessor company) summary historical consolidated financial and operating data for each of the periods indicated, prepared in accordance with generally accepted accounting principles in the United States, or U.S. GAAP. You should read this information in conjunction with AerCap Holdings N.V.'s audited consolidated financial statements and related notes, unaudited condensed consolidated interim financial statements and related notes and the information under "Selected Consolidated Financial Data" and "Management's Discussion and Analysis of Financial Condition and Results of Operations" included in this prospectus.

        AerCap Holdings N.V. was formed as a Netherlands public limited liability company ("naamloze vennootschap") on July 10, 2006 and acquired all of the assets and liabilities of AerCap Holdings C.V., a Netherlands limited partnership on October 27, 2006. There was no change in accounting basis as a result of this transaction. Since AerCap Holdings C.V. and AerCap Holdings N.V. are entities organized under common control, the historical consolidated financial statements of AerCap Holdings, C.V. became the historical consolidated financial statements of AerCap Holdings N.V. AerCap Holdings C.V. was formed on June 27, 2005 for the purpose of acquiring all of the shares and certain liabilities of AerCap B.V. (formerly known as debis AirFinance B.V.) in connection with the 2005 Acquisition. The financial information presented as of December 31, 2006 and for the fiscal years ended December 31, 2004 and 2006 and the six months ended June 30, 2005 and December 31, 2005 was derived from AerCap Holdings N.V.'s audited consolidated financial statements included in this prospectus. The financial information presented for the three months ended March 31, 2006 and as of and for the three months ended March 31, 2007 was derived from AerCap Holding N.V.'s unaudited condensed consolidated interim financial statements included in this prospectus. The financial information presented for the three months ended March 31, 2007 is not necessarily indicative of the results that may be expected for the year ending December 31, 2007.

	AerCap B.V.		AerCap Holdings N.V.
		Six months ended June 30, 2005 (adjusted) (1)	Six months ended December 31, 2005 (adjusted) (1)(2)
	Year ended December 31, 2004 (adjusted) (1)			Year ended December 31, 2006 (adjusted) (1)(3)	Three months ended March 31,
					2006(1)	2007(1)
	(In thousands, except share and per share amounts)
Consolidated Income Statements Data:
Revenues
Lease revenue	$308,500	$162,155	$173,568	$443,925	$87,941	$139,703
Sales revenue	32,050	75,822	12,489	301,405	33,215	148,885
Management fee revenue	15,009	6,512	7,674	14,072	3,681	3,025
Interest revenue	21,641	13,130	20,335	34,681	8,934	7,272
Other revenue	13,667	3,459	1,006	20,336	5,322	10,587

Total revenues	390,867	261,078	215,072	814,419	139,093	309,472
Expenses
Depreciation	125,877	66,407	45,918	102,387	24,324	33,932
Cost of goods sold	18,992	57,632	10,574	220,277	20,502	118,003
Interest on debt	113,132	69,857	44,742	166,219	28,203	50,484
Impairments(4)	134,671	—	—	—	—	—
Other expenses	68,856	32,386	26,524	46,523	9,586	10,128
Selling, general and administrative expenses(5)	36,449	19,559	26,949	149,364	11,133	26,585

Total expenses	497,977	245,841	154,707	684,770	93,748	239,132
(Loss) income from continuing operations before income taxes and minority interests	(107,110)	15,237	60,365	129,649	45,345	70,340
Provision for income taxes	224	556	(10,604)	(21,246)	(10,430)	(10,026)
Minority interests net of tax	—	—	—	588	600	252

Net (loss) income	$(106,886)	$15,793	$49,761	$108,991	$35,515	$60,566

(Loss) earnings per share, basic and diluted	$(145.19)	$21.45	$0.64	$1.38	$0.45	$0.71
Weighted average shares outstanding, basic and diluted	736,203	736,203	78,236,957	78,992,513	78,236,957	85,036,957
	AerCap Holdings N.V.
	As of December 31, 2006 (adjusted)(1)	As of March 31, 2007(1)
	(US dollars in thousands)
Consolidated Balance Sheet Data:
Assets
Cash and cash equivalents	$131,201	$140,103
Restricted cash	112,277	99,459
Flight equipment held for operating leases, net	2,966,779	3,074,519
Notes receivable, net of provisions	167,451	166,344
Prepayments on flight equipment	166,630	150,621
Other assets	373,698	395,385

Total assets	$3,918,036	$4,026,431

Debt	2,555,139	2,665,987
Other liabilities	611,893	546,428
Shareholders' equity	751,004	814,016

Total liabilities and shareholders' equity	$3,918,036	$4,026,431

(1)
On September 8, 2006, the Financial Accounting Standards Board issued FSP No. AUG AIR-1 "Accounting for Planned Major Maintenance Activities" (the "FSP"). The FSP amends certain provisions in the AICPA Industry Audit Guide, "Audit of Airlines," and is applicable for our financial year beginning January 1, 2007. The FSP eliminates the "accrue in advance" methodology of accounting for certain future maintenance payments. As a result of the FSP, our previous method of accruing for the payment of top-up or lessor maintenance contribution obligations at the signing of a lease is no longer permitted. Accordingly, we have adjusted our historical financial statements in accordance with Statement of Financial Accounting Standards No. 154 "Accounting Changes and Error Corrections" ("FAS 154") to reflect the application of the new policy for top-up and lessor maintenance contribution obligations. The effect of the adjustments on net income and retained earnings was $(1,524) and $42,004 for the year ended December 31, 2004; $(17,907) and $24,097 for the six months ended June 30, 2005; $98 and $98 for the six months ended December 31, 2005; $1,144 and $1,242 for the three months ended March 31, 2006; $20,995 and $21,093 for the year ended December 31, 2006; and $8,514 and $29,607 for the three months ended March 31, 2007. See Note 1 to our audited consolidated financial statements contained in this prospectus.

(2)
We were formed on June 27, 2005; however, we did not commence operations until June 30, 2005, when we acquired all of the shares and certain of the liabilities of AerCap B.V. Our initial accounting period was from June 27, 2005 to December 31, 2005, but we generated no material revenue or expense between June 27, 2005 and June 30, 2005 and did not have any material assets before the 2005 Acquisition. For convenience of presentation only, we have labeled our initial accounting period in table headings in this prospectus as the six months ended December 31, 2005.

(3)
Includes the results of AeroTurbine for the period from April 26, 2006 (date of acquisition) to December 31, 2006.

(4)
Includes aircraft impairment, investment impairment and goodwill impairment.

(5)
Includes share-based compensation expense of $78,635 and $2,447 for the year ended December 31, 2006 and the three months ended March 31, 2007, respectively.

SUMMARY UNAUDITED CONSOLIDATED PRO FORMA FINANCIAL INFORMATION

        The following summary unaudited consolidated pro forma income statement for the year ended December 31, 2006 has been derived by the application of pro forma adjustments to AerCap Holdings N.V.'s audited consolidated financial statements for the year ended December 31, 2006 which are included in this prospectus and AeroTurbine's audited consolidated financial statements for the period from January 1, 2006 to April 25, 2006 which are not included in this prospectus.

        The summary unaudited consolidated pro forma income statement for the year ended December 31, 2006 gives effect to the AeroTurbine Acquisition and related conforming accounting changes as if they had occurred on January 1, 2006. On April 26, 2006, we acquired all of the existing share capital of AeroTurbine.

        The summary unaudited consolidated pro forma financial information is based on assumptions and preliminary data and reflects adjustments described under "Unaudited Consolidated Pro Forma Financial Information" and the accompanying notes. The summary unaudited consolidated pro forma financial information is being furnished solely for informational purposes and is not intended to represent or be indicative of the results that we would have reported if the transaction identified above had occurred on the date indicated, nor does it purport to represent the results of operations we will obtain in future periods. The summary unaudited consolidated pro forma financial information should be read in conjunction with AerCap Holdings N.V.'s audited consolidated financial statements and related notes included in this prospectus.

        For additional information regarding our summary unaudited consolidated pro forma financial information, see "Unaudited Consolidated Pro Forma Financial Information".

Summary Unaudited Consolidated Pro Forma Financial Information

Year ended December 31, 2006
(US dollars in thousands, except per share amounts)
Consolidated Income Statement Data:
Revenues
Lease revenue	$456,641
Sales revenue	342,543
Management fee revenue	14,072
Interest revenue	34,686
Other revenue	20,392

Total revenues	868,334

Expenses
Depreciation	105,166
Cost of goods sold	254,734
Interest on debt	171,384
Operating lease in costs	25,232
Leasing expenses	25,130
Provision for doubtful notes and accounts receivable	(186)
Selling, general and administrative expenses(1)	157,074

Total expenses	738,534

Income from continuing operations before income taxes and minority interests	129,800
Provision for income taxes	(21,304)
Minority interests net of taxes	588

Net income	$109,084

Net income per share (basic/diluted)	$1.38

(1)
Includes share-based compensation expense of $78.6 million

RISK FACTORS

        An investment in our ordinary shares involves a high degree of risk. You should carefully consider the risks described below before making an investment decision. Our business, financial condition and results of operations could be materially and adversely affected by any of these risks. The trading price of our ordinary shares could decline due to any of these risks or other factors, and you may lose all of part or your investment. The risks described below are those that we currently believe may materially affect us. This prospectus also contains forward looking statements that involve risks and uncertainties. Our actual results could differ materially from those anticipated in these forward looking statements as a result of certain factors, including the risks faced by us described below and elsewhere in this prospectus.

Risks Related to Our Business

  Our business model depends on the continual re-leasing of our aircraft and engines when current leases expire, and we may not be able to do so on favorable terms, if at all.

        Our business model depends on the continual re-leasing of our aircraft and engines when our current leases expire in order to generate sufficient revenues to finance our growth and operations and pay our debt service obligations. Between March 31, 2007 and December 31, 2009, aircraft leases accounting for approximately 43.2% of our lease revenues for the year ended December 31, 2006, are scheduled to expire and the aircraft subject to those leases will need to be re-leased or extended. In addition, nearly all of our engines are subject to short-term leases, which are generally less than 180 days. Our ability to re-lease our aircraft and engines will depend on general market and competitive conditions at the time the leases expire. The general market and competitive conditions may be affected by many factors which are outside of our control.

        In 2006, we generated $22.9 million of revenues from leases that are scheduled to expire in 2007, $68.0 million of revenues from leases that are scheduled to expire in 2008 and $101.0 million of revenues from leases that are scheduled to expire in 2009. Since we lease most of our engines under short-term leases (90 to 180 days), we generally re-lease our engines at least once a year. If we are unable to re-lease an aircraft or engine on acceptable terms, our lease revenue may decline and we may need to sell the aircraft or engines at unfavorable prices to provide adequate funds for our debt service obligations and to otherwise finance our growth and operations.

  Changes in interest rates may adversely affect our financial results and growth prospects.

        We use floating rate debt to finance the acquisition of a significant portion of our aircraft and engines. All of our revolving credit facilities have floating interest rates. As of December 31, 2006 and March 31, 2007, we had $2.3 billion and $2.4 billion, respectively, of indebtedness outstanding that was floating rate debt. We incurred floating rate interest expense of $135.0 million and $37.7 million in 2006 and the three months ended March 31, 2007, respectively. If interest rates increase, we would be obligated to make higher interest payments to our lenders. Our practice has been to hedge the expected future interest payments on a portion of our floating-rate liabilities by entering into derivative contracts. However, we remain exposed to changes in interest rates to the extent that our hedges are not perfectly correlated to our financial liabilities. In addition, if we incur significant fixed rate debt in the future, increased interest rates prevailing in the market at the time of the incurrence or refinancing of such debt will also increase our interest expense.

        Changes in interest rates may also adversely affect our lease revenues generated from leases with lease rates tied to floating interest rates. In 2006 and the three months ended March 31, 2007, 30.7% and 32.5%, respectively, of our lease revenue was attributable to leases tied to floating interest rates. Therefore, if interest rates were to decrease, our lease revenue would decrease. In addition, because our fixed rate leases are based, in part, on prevailing interest rates at the time we enter into the lease; if interest rates decrease, new leases we enter into will be at lower lease rates and our lease revenue will be adversely affected. As of December 31, 2006, if interest rates were to increase by 1%, we would expect to incur an increase in interest expense on our floating rate indebtedness of approximately $5.6 million on an annualized basis, excluding the offsetting benefits of interest rate hedges currently in effect, and, if interest rates were to decrease by 1%, we would expect to generate $11.0 million less lease revenue on an annualized basis.

  The business of leasing, financing and sales of aircraft, engines and parts has historically experienced prolonged periods of oversupply during which lease rates and aircraft values have declined, and any future oversupply could materially and adversely affect our financial results and growth prospects.

        In the past, the aircraft and engine leasing, buying and selling businesses have experienced prolonged periods of aircraft and engine oversupply. The oversupply of a specific type of aircraft or engine is likely to depress the lease rates for and the value of that type of aircraft or engine. The supply and demand for aircraft and engines is affected by various cyclical and non-cyclical factors that are outside of our control, including:

  •
  passenger and air cargo demand;

  •
  fuel costs and general economic conditions;

  •
  geopolitical events, including war, prolonged armed conflict and acts of terrorism;

  •
  outbreaks of communicable diseases and natural disasters;

  •
  governmental regulation;

  •
  interest rates;

  •
  the availability of credit;

  •
  airline restructurings and bankruptcies;

  •
  manufacturer production levels and technological innovation;

  •
  manufacturers merging or exiting the industry or ceasing to produce aircraft types;

  •
  retirement and obsolescence of aircraft models;

  •
  reintroduction into service of aircraft previously in storage; and

  •
  airport and air traffic control infrastructure constraints.

        These factors may produce sharp and prolonged decreases in aircraft and engine lease rates and values, and have a material adverse effect on our ability to re-lease our aircraft and engines and/or sell our aircraft engines and parts at acceptable prices. Any of these factors could materially and adversely affect our financial results and growth prospects.

  Our financial condition is dependent, in part, on the financial strength of our lessees; lessee defaults and other credit problems could adversely affect our financial results and growth prospects.

        Our financial condition depends on the financial strength of our lessees, our ability to diligence and appropriately assess the credit risk of our lessees and the ability of lessees to perform under their leases. In 2006 and in the three months ended March 31, 2007, we generated 54.5% and 45.1%, respectively, of our revenues from leases to the airline industry, and as a result, we are indirectly affected by all the risks facing airlines today. The ability of our lessees to perform their obligations under our leases will depend primarily on the lessee's financial condition and cash flow, which may be affected by factors outside our control, including:

  •
  competition;

  •
  fare levels;

  •
  passenger and air cargo rates;

  •
  passenger and air cargo demand;

  •
  geopolitical and other events, including war, acts of terrorism, outbreaks of epidemic diseases and natural disasters;

  •
  increases in operating costs, including the price and availability of jet fuel and labor costs;

  •
  labor difficulties;

  •
  economic conditions and currency fluctuations in the countries and regions in which the lessee operates; and

  •
  governmental regulation and associated fees affecting the air transportation business.

        Generally, airlines with high debt leverage are more likely than airlines with stronger balance sheets to seek operating leases. As a result, most of our existing lessees are not rated investment grade by the principal U.S. rating agencies and may suffer liquidity problems, and, at any point in time, may experience lease payment difficulties or be significantly in arrears in their obligations under our operating leases. Some lessees encountering financial difficulties may seek a reduction in their lease rates or other concessions, such as a decrease in their contribution toward maintenance obligations. Any future downturns in the airline industry could greatly exacerbate the weakened financial condition and liquidity problems of some of our lessees and further increase the risk of delayed, missed or reduced rental payments. We may not correctly assess the credit risk of each lessee or charge lease rates which correctly reflect the related risks and our lessees may not be able to continue to meet their financial and other obligations under our leases in the future. A delayed, missed or reduced rental payment from a lessee decreases our revenues and cash flow. Our default levels may increase over time if economic conditions deteriorate. If lessees of a significant number of our aircraft or engines default on their leases, our financial results and growth prospects will be adversely affected.

  The value and lease rates of our aircraft and engines could decline and this would have a material adverse effect on our financial results and growth prospects.

        Aircraft and engine values and lease rates have historically experienced sharp decreases due to a number of factors including, but not limited to, decreases in passenger and air cargo demand, increases in fuel costs, government regulation and increases in interest rates. In addition to factors linked to the aviation industry generally, many other factors may affect the value and lease rates of our aircraft and engines, including:

  •
  the particular maintenance, operating history and documentary records of the aircraft or engine;

  •
  the number of operators using that type of aircraft or engine;

  •
  the regulatory authority under which the aircraft or engine is operated;

  •
  whether the aircraft or engine is subject to a lease and, if so, whether the lease terms are favorable to the lessor;

  •
  any renegotiation of a lease on less favorable terms;

  •
  the negotiability of clear title free from mechanics liens and encumbrances;

  •
  any regulatory and legal requirements that must be satisfied before the aircraft can be purchased, sold or re-leased;

  •
  compatibility of our aircraft configurations or specifications with other aircraft owned by operators of that type;

  •
  comparative value based on newly manufactured competitive aircraft or engines; and

  •
  the availability of spare parts.

        Any decrease in the value and lease rates of aircraft or engines which may result from the above factors or other unanticipated factors, may have a material adverse effect on our financial results and growth prospects.

  The concentration of some aircraft and engine models in our aircraft and engine portfolios could adversely affect our business and financial results should any problems specific to these particular models occur.

        Due to the high concentration of Airbus A320 family aircraft and CFM International CFM56 family engines in our aircraft and engine portfolios, our financial results and growth prospects may be adversely affected if the demand for these aircraft or engine models declines, if they are redesigned or replaced by their manufacturer or if these aircraft or engine models experience design or technical problems. As of March 31, 2007, 85.4% of the net book value of our aircraft portfolio was represented by Airbus aircraft. Our owned aircraft portfolio included 14 aircraft types, the four highest concentrations of which together represented 81.9% of our aircraft by net book value. As of March 31, 2007, the four highest concentrations were Airbus A320 aircraft, representing 35.8% of the net book value of our aircraft portfolio, Airbus A321 aircraft, representing 23.3% of the net book value of our aircraft portfolio, Airbus A330 aircraft, representing 12.7% of the net book value of our aircraft portfolio and Airbus A319 aircraft, representing 10.1% of the net book value of our aircraft portfolio. No other aircraft type represented more than 10% of our portfolio by net book value. In addition to our significant number of existing Airbus aircraft, as of May 31, 2007, we had 74 new Airbus A320 family aircraft and 30 new Airbus A330-200 widebody aircraft on order from Airbus either directly or indirectly through our consolidated joint venture, AerVenture. We also have a significant concentration of CFM56 engines in our engine portfolio. As of March 31, 2007, 80.2% of the net book value of our engine portfolio was represented by CFM56 engines and 8.7% was represented by IAE engines.

        Should any of these aircraft or engine types or aircraft manufactured by Airbus in general encounter technical or other problems, the value and lease rates of those aircraft or engines will likely decline, and we may be unable to lease the aircraft or engines on favorable terms, if at all. Any significant technical problems with any such aircraft or engine models could result in the grounding of the aircraft or engines.

        In addition, if Airbus experiences further financial difficulty or if its restructuring plan is unsuccessful, we could be adversely affected. Airbus has announced that production delays on Airbus's A380 megajet are expected to reduce profits from 2007 to 2010 by $6 billion. Airbus has also announced that it will need to spend up to $13 billion to redesign its A350 aircraft and that the service entry of its A350 XWB aircraft would be delayed by approximately one year to 2013.

        Any decrease in the value and lease rates of our aircraft and engines may have a material adverse effect on our financial results and growth prospects.

  If we are unable to successfully complete our integration of AeroTurbine, we may not be able to implement our business strategy.

        We acquired AeroTurbine in April 2006. If we are unable to successfully complete the integration of AeroTurbine, a critical component of our business strategy which is focused on leveraging our ability to manage aircraft profitably throughout their lifecycle would be adversely affected. AeroTurbine's engine leasing business, airframe and engine disassembly business and its MRO capabilities are critical components of this strategy because we believe that these businesses and capabilities broaden our ability to extract value from a wide range of aircraft assets, particularly older aircraft, and to lower our maintenance costs. Our ability to successfully complete the integration of AeroTurbine will depend, in part, on the efforts of the former owners of AeroTurbine who are currently its Chief Executive Officer and Chief Operating Officer. If we are unable to successfully integrate AeroTurbine, we may acquire aircraft and engines that we may not be able to lease at attractive rates, if at all, or profitably disassemble for sale by our parts business. As a result, we may overpay for new aircraft or engines that we acquire. As we continue to integrate AeroTurbine, we may discover weaknesses or limitations in AeroTurbine's management information and accounting systems and internal controls. In addition, even if we are able to successfully complete the integration of AeroTurbine, we may be required to incur increased or unanticipated costs. If we are unable to complete the successful integration of AeroTurbine or if we experience increased costs in integrating AeroTurbine, we may not be able to implement our business strategy, our financial results and growth prospects may be materially and adversely affected, and we may fail to benefit from the synergies we expect to result from the AeroTurbine Acquisition.

  We are indirectly subject to many of the economic and political risks associated with emerging markets, which could adversely affect our financial results and growth prospects.

        A significant number of our aircraft and engines are leased to airlines in emerging market countries. As of March 31, 2007, we leased 51.9% of our aircraft and 31.1% of our engines, weighted by net book value, to airlines in emerging market countries. The emerging markets in which our aircraft are operated include Thailand, India, Brazil, Hungary, Turkey, Indonesia, El Salvador, Mexico, Jamaica, Sri Lanka, Taiwan, Malaysia, Russia and Colombia and we may lease aircraft and engines to airlines in other emerging market countries in the future.

        Emerging market countries have less developed economies that are more vulnerable to economic and political problems and may experience significant fluctuations in gross domestic product, interest rates and currency exchange rates, as well as civil disturbances, government instability, nationalization and expropriation of private assets and the imposition of taxes or other charges by government authorities. The occurrence of any of these events in markets served by our lessees and the resulting economic instability that may arise could adversely affect the value of our ownership interest in aircraft or engines subject to lease in such countries, or the ability of our lessees which operate in these markets to meet their lease obligations. As a result, lessees which operate in emerging market countries may be more likely to default than lessees that operate in developed countries. In addition, legal systems in emerging market countries may be less developed, which could make it more difficult for us to enforce our legal rights in such countries. For these and other reasons, our financial results and growth prospects may be materially and adversely affected by adverse economic and political developments in emerging market countries.

  If our lessees encounter financial difficulties and we decide to restructure our leases, the restructuring would likely result in less favorable leases which could adversely affect our financial results and growth prospects.

        If a lessee is late in making payments, fails to make payments in full or in part under a lease or has advised us that it will fail to make payments in full or in part under a lease in the future, we may elect or be required to restructure the lease, which could result in less favorable terms or termination of a lease without receiving all or any of the past due amounts. We may be unable to agree upon acceptable terms for some or all of the requested restructurings and as a result may be forced to exercise our remedies under those leases. If we, in the exercise of our remedies, repossess an aircraft or engine, we may not be able to re-lease the aircraft or engine promptly at favorable rates, if at all. You should expect that restructurings and/or repossessions with some lessees will occur in the future. The terms and conditions of possible lease restructurings may result in a significant reduction of lease revenue, which may adversely affect our financial results and growth prospects.

  If we or our lessees fail to maintain our aircraft or engines, their value may decline and we may not be able to lease or re lease our aircraft and engines at favorable rates, if at all, which would adversely affect our financial results and growth prospects.

        We may be exposed to increased maintenance costs for our leased aircraft and engines associated with a lessee's failure to properly maintain the aircraft or engine or pay supplemental maintenance rent. If an aircraft or engine is not properly maintained, its market value may decline which would result in lower revenues from its lease or sale. Under our leases, our lessees are primarily responsible for maintaining the aircraft and engines and complying with all governmental requirements applicable to the lessee and the aircraft and engines, including operational, maintenance, government agency oversight, registration requirements and airworthiness directives. Although we require many of our lessees to pay us a supplemental maintenance rent, failure of a lessee to perform required maintenance during the term of a lease could result in a decrease in value of an aircraft or engine, an inability to re lease an aircraft or engine at favorable rates, if at all, or a potential grounding of an aircraft or engine. Maintenance failures by a lessee would also likely require us to incur maintenance and modification costs upon the termination of the applicable lease, which could be substantial, to restore the aircraft or engine to an acceptable condition prior to sale or re-leasing. Supplemental maintenance rent paid by our lessees may not be sufficient to fund our maintenance costs. Our lessees' failure to meet their obligations to pay supplemental maintenance rent or perform required scheduled maintenance or our inability to maintain our aircraft or engines may materially and adversely affect our financial results and growth prospects.

  Competition from other aircraft or engine lessors with greater resources or a lower cost of capital than us could adversely affect our financial results and growth prospects.

        The aircraft and engine leasing industry is highly competitive. Our competition is comprised of major aircraft leasing companies including GE Commercial Aviation Services, International Lease Finance Corp., CIT Aerospace, Aviation Capital Group, Pegasus Aviation, RBS Aviation Capital, AWAS, Babcock & Brown, Boeing Capital Corp., Macquarie Air Finance and AirCastle Advisors, and six major engine leasing companies, including GE Engine Leasing, Engine Lease Finance Corporation, Pratt & Whitney Engine Leasing LLC, Willis Lease Finance Corporation, Rolls Royce and Partners Finance and Shannon Engine Support Ltd. Some of our competitors are significantly larger and have greater resources or lower cost of capital than us; accordingly, they may be able to compete more effectively in one or more of our markets. In addition, GE Commercial Aviation Services, through its acquisition of the Memphis Group, Inc., an aircraft parts trading company, in late 2006, is able to operate with an integrated business model similar to our own, and therefore directly compete with each aspect of our business.

        In addition, we may encounter competition from other entities such as:

  •
  airlines;

  •
  aircraft manufacturers and MRO organizations;

  •
  financial institutions, including those seeking to dispose of re-possessed aircraft at distressed prices;

  •
  aircraft brokers;

  •
  public and private partnerships, investors and funds with more capital to invest in aircraft and engines; and

  •
  other aircraft and engine leasing companies and MRO organizations that we do not currently consider our major competitors.

        Some of these competitors have greater operating and financial resources and access to lower capital costs than us. We may not always be able to compete successfully with such competitors and other entities, which could materially and adversely affect our financial results and growth prospects.

  We are exposed to significant regional political and economic risks due to the concentration of our lessees in certain geographical regions which could adversely affect our financial results and growth prospects.

        Through our lessees, we are exposed to local economic and political conditions. Such adverse economic and political conditions include additional regulation or, in extreme cases, requisition of our aircraft or engines. The effect of these conditions on payments to us will be more or less pronounced, depending on the concentration of lessees in the region with adverse conditions. The airline industry is highly sensitive to general economic conditions. A recession or other worsening of economic conditions or a terrorist attack, particularly if combined with high fuel prices or a weak Euro or other local currency, may have a material adverse effect on the ability of our lessees to meet their financial and other obligations under our leases.

        Lease rental revenues from lessees based in Asia accounted for 43.5% of our lease revenues in 2006. The outbreak of SARS in 2003 had a significant negative effect on the Asian economy, particularly in China, Hong Kong and Taiwan. The Asian airline industry has since recovered and is currently experiencing strong growth; however, a recurrence of SARS or the outbreak of another epidemic disease, such as avian influenza, which many experts believe would originate in Asia, could materially and adversely affect the Asian airline industry.

        Lease rental revenues from lessees based in Europe accounted for 34.9% of our lease revenues in 2006. Commercial airlines in Europe face, and can be expected to continue to face, increased competitive pressures, in part as a result of the deregulation of the airline industry by the European Union and the resulting expansion of low-cost carriers. European countries generally have relatively strict environmental regulations and traffic constraints that can restrict operational flexibility and decrease aircraft productivity, which could significantly increase operating costs of all aircraft, including our aircraft, thereby adversely affecting our lessees.

        Lease rental revenues from lessees based in North America, including Mexico, accounted for 12.8% of our lease revenues in 2006. During the past 15 years, a number of North American passenger airlines filed for bankruptcy and several major U.S. airlines ceased operations altogether. The outbreak of SARS, the war and prolonged conflict in Iraq and the September 11, 2001 terrorist attacks in the United States have imposed additional financial burdens on most U.S. airlines as a result of increased expenses due to tightened security requirements and in certain cases have led to a temporary reduction in demand for air travel.

        Lease rental revenues from lessees based in Latin America account for 6.6% of our lease revenues in 2006. The economies of Latin American countries are generally characterized by lower levels of foreign investment and greater economic volatility when compared to industrialized countries. Lease rental revenues from lessees based in the Caribbean accounted for 2.2% of our lease revenues in 2006. Any economic downturn in the Latin American or the Caribbean economies may adversely affect the operations of our lessees in these regions.

  Our substantial indebtedness incurred to acquire our aircraft and engines requires significant debt service payments.

        As of March 31, 2007, our consolidated indebtedness was $2.7 billion and our interest expense (including the impact of hedging activities) was $166.2 million and $50.5 million for the year ended December 31, 2006 and the three months ended March 31, 2007, respectively. Due to the capital intensive nature of our business and our strategy of expanding our aircraft and engine portfolios, we expect that we will incur additional indebtedness in the future and continue to maintain high levels of indebtedness. As of May 31, 2007, we had 74 new A320 family aircraft and 30 new A330-200 widebody aircraft on order from Airbus. If we acquire all 104 of the Airbus aircraft, over the next five years, we would expect to incur in excess of $4.5 billion of indebtedness to finance the purchase price of the aircraft. High levels of indebtedness may limit our cash flow available for capital expenditures, acquisitions and other general corporate purposes and may have a material adverse effect on our earnings and growth prospects.

        In addition, covenants in some of the indebtedness incurred by our subsidiaries prevent our subsidiaries from paying dividends to us if we or the relevant subsidiary do not meet specified financial ratios. In addition, the terms of the Aircraft Lease Securitisation indebtedness allow for distributions on the subordinated notes held by us only after the senior class of notes is redeemed.

  Aircraft have limited economically useful lives and depreciate over time, which can adversely affect our financial condition and growth prospects.

        As our aircraft age, they will depreciate and generally the aircraft will generate lower revenues and cash flows. If we do not replace our older depreciated aircraft with newer aircraft, our ability to maintain or increase our revenues and cash flows will decline. In addition, since we depreciate our aircraft for accounting purposes on a straight line basis to the aircraft's estimated residual value over its estimated useful life, if we dispose of an aircraft for a price that is less than the depreciated book value of the aircraft on our balance sheet, we will recognize a loss on the sale.

  Our failure to maintain effective internal controls could have a material adverse effect on our business in the future and on our access to the capital markets.

        Although we were not subject to the requirements of Section 404 of the Sarbanes Oxley Act of 2002 prior to 2007, we have begun documenting and testing our internal controls in order to enable us to satisfy those requirements as of December 31, 2007. At the end of this year, in accordance with Section 404 of the Sarbanes Oxley Act, our management will be required to assess the effectiveness of our internal control over financial reporting, and we will be required to have our independent registered public accounting firm audit management's assessment on the operating effectiveness of our internal control over financial reporting. In the course of their audit of our consolidated financial statements for the year ended December 31, 2006, our auditors communicated to our audit committee recommendations for the improvement of our internal control systems. We are in the process of addressing those recommendations. If our management or our independent registered public accounting firm were to conclude that our internal control over financial reporting was not effective, including appropriate remediation of the internal control recommendations referred to above, investors could lose confidence in our reported financial information and the value of our ordinary shares could be adversely impacted. Our failure to achieve and maintain effective internal controls could have a material adverse effect on our business in the future and on our access to the capital markets.

        In addition, in connection with our compliance with Section 404 and the other applicable provisions of the Sarbanes Oxley Act, our management and other personnel will need to devote a substantial amount of time, and may need to hire additional accounting and financial staff, to assure that we comply with these requirements. Compliance may also make some of our activities more time consuming and costly. The additional management attention and costs relating to compliance with the Sarbanes Oxley Act could materially and adversely affect our growth and financial results.

  The advanced age of some of our aircraft may cause us to incur higher than anticipated maintenance expenses, which could adversely affect our financial results and growth prospects.

        As of March 31, 2007, we owned 70 aircraft that were over ten years of age, representing 30.0% of the net book value of our aircraft portfolio. In general, the costs of operating an aircraft, including maintenance expenditures, increase as the aircraft ages. In addition, older aircraft are typically less fuel-efficient, noisier and produce higher levels of emissions, than newer aircraft and may be more difficult to re-lease or sell. In a depressed market, the value of older aircraft may decline more rapidly than the values of newer aircraft and our operating results may be adversely affected. Increased variable expenses like fuel, maintenance and increased governmental regulation could make the operation of older aircraft or engines less profitable and may result in increased lessee defaults. Incurring higher than anticipated maintenance expenses associated with the advanced age of some of our aircraft or our inability to sell or re-lease such older aircraft would materially and adversely affect our financial results and growth prospects.

  The advent of superior aircraft and engine technology could cause our existing aircraft and engine portfolio to become outdated and therefore less desirable, which could adversely affect our financial results and growth prospects.

        As manufacturers introduce technological innovations and new types of aircraft and engines, some of the aircraft and engines in our aircraft and engine portfolios may become less desirable to potential lessees. In addition, the imposition of increased regulation regarding stringent noise or emissions restrictions may make some of our aircraft and engines less desirable in the marketplace. Any of these risks may adversely affect our ability to lease or sell our aircraft or engines on favorable terms, if at all, which would have a material adverse effect on our financial results and growth prospects.

  If our lessees' insurance coverage is insufficient, it could adversely affect our financial results and growth prospects.

        While we do not directly control the operation of any of our aircraft or engines, by virtue of holding title to aircraft, directly or indirectly, in certain jurisdictions around the world, we could be held strictly liable for losses resulting from the operation of our aircraft and engines, or may be held liable for those losses on other legal theories. We require our lessees to obtain specified levels of insurance and indemnify us for, and insure against, liabilities arising out of their use and operation of the aircraft.

        However, following the terrorist attacks of September 11, 2001, aviation insurers significantly reduced the amount of insurance coverage available to airlines for liability to persons other than employees or passengers for claims resulting from acts of terrorism, war or similar events. At the same time, aviation insurers significantly increased the premiums for third party war risk and terrorism liability insurance and coverage in general. As a result, the amount of third party war risk and terrorism liability insurance that is commercially available at any time may be below the amount stipulated in our leases.

        Our lessees' insurance or other coverage may not be sufficient to cover all claims that may be asserted against us arising from the operation of our aircraft and engines by our lessees. Inadequate insurance coverage or default by lessees in fulfilling their indemnification or insurance obligations will reduce the proceeds that would be received by us in the event we are sued and are required to make payments to claimants, which could materially and adversely affect our financial results and growth prospects.

  If we incur significant costs resulting from lease defaults it could adversely affect our financial results and growth prospects.

        If we are required to repossess an aircraft or engine after a lessee default, we may be required to incur significant unexpected costs. Those costs include legal and other expenses of court or other governmental proceedings, including the cost of posting surety bonds or letters of credit necessary to effect repossession of the aircraft or engine, particularly if the lessee is contesting the proceedings or is in bankruptcy. In addition, during these proceedings the relevant aircraft or engine is not generating revenue. We may also incur substantial maintenance, refurbishment or repair costs that a defaulting lessee has failed to pay and that are necessary to put the aircraft or engine in suitable condition for re-lease or sale. It may also be necessary to pay off liens, taxes and other governmental charges on the aircraft to obtain clear possession and to remarket the aircraft effectively, including, in some cases, liens that the lessee may have incurred in connection with the operation of its other aircraft. We may also incur other costs in connection with the physical possession of the aircraft or engine.

        We may also suffer other adverse consequences as a result of a lessee default and the related termination of the lease and the repossession of the related aircraft or engine. Our rights upon a lessee default vary significantly depending upon the jurisdiction and the applicable law, including the need to obtain a court order for repossession of the aircraft and/or consents for de-registration or re-export of the aircraft. When a defaulting lessee is in bankruptcy, protective administration, insolvency or similar proceedings, additional limitations may apply. Certain jurisdictions give rights to the trustee in bankruptcy or a similar officer to assume or reject the lease or to assign it to a third party, or entitle the lessee or another third party to retain possession of the aircraft or engine without paying lease rentals or performing all or some of the obligations under the relevant lease. In addition, certain of our lessees are owned in whole, or in part, by government related entities, which could complicate our efforts to repossess our aircraft or engines in that government's jurisdiction. Accordingly, we may be delayed in, or prevented from, enforcing certain of our rights under a lease and in re-leasing the affected aircraft or engine.

        If we repossess an aircraft or engine, we will not necessarily be able to export or de-register and profitably redeploy the aircraft or engine. For instance, where a lessee or other operator flies only domestic routes in the jurisdiction in which the aircraft or engine is registered, repossession may be more difficult, especially if the jurisdiction permits the lessee or the other operator to resist de-registration. We may also incur significant costs in retrieving or recreating aircraft or engine records required for registration of the aircraft or engine, and in obtaining the certificate of airworthiness for an aircraft. If we incur significant costs repossessing our aircraft or engines, are delayed in repossessing our aircraft or engines or are unable to obtain possession of our aircraft or engines as a result of lessee defaults, our financial results and growth prospects may be materially and adversely affected.

  If we provide MRO services to third parties, we may lose some of our existing MRO service provider customers who lease our engines and purchase our parts.

        A significant portion of our short-term engine leases are to engine MRO service providers, which in turn use the engines to provide their customers with spare engines while the MRO service provider repairs the customer's engines. Also, a significant portion of our engine parts are sold directly to our engine MRO service provider customers. If we provide MRO services directly to third parties we would compete directly with some of our MRO service provider customers. Some of these MRO service provider customers may choose to lease engines and purchase parts from our competitors with whom they do not directly compete in their MRO business.

  If our lessees fail to appropriately discharge aircraft liens, we may be obligated to pay the aircraft liens, which could adversely affect our financial results and growth prospects.

        In the normal course of their business, our lessees are likely to incur aircraft and engine liens that secure the payment of airport fees and taxes, custom duties, air navigation charges, including charges imposed by Eurocontrol, landing charges, crew wages, repairer's charges, salvage or other liens that may attach to our aircraft or engine. These liens may secure substantial sums that may, in certain jurisdictions or for certain types of liens, particularly liens on entire fleets of aircraft, exceed the value of the particular aircraft or engine to which the liens have attached. Aircraft and engines may also be subject to mechanical liens as a result of routine maintenance performed by third parties on behalf of our customers. Although the financial obligations relating to these liens are the responsibility of our lessees, if they fail to fulfill their obligations, the liens may attach to our aircraft or engines and ultimately become our responsibility. In some jurisdictions, aircraft and engine liens may give the holder thereof the right to detain or, in limited cases, sell or cause the forfeiture of the aircraft or engine.

        Until they are discharged, these liens could impair our ability to repossess, re lease or sell our aircraft or engines. Our lessees may not comply with their obligations under their leases to discharge aircraft liens arising during the terms of their leases. If they do not, we may find it necessary to pay the claims secured by such aircraft liens in order to repossess the aircraft or engine. Such payments would materially and adversely affect our financial results and growth prospects.

  Failure to obtain certain required licenses, certificates and approvals could adversely affect our ability to re-lease or sell aircraft and engines, our ability to perform maintenance services or to provide cash management services, which would materially and adversely affect our financial condition and results of operations.

        Under our leases, we may be required in some instances to obtain specific licenses, consents or approvals for different aspects of the leases. These required items include consents from governmental or regulatory authorities for certain payments under the leases and for the import, re-export or deregistration of the aircraft and engines. Subsequent changes in applicable law or administrative practice may increase such requirements. In addition, a governmental consent, once given, might be withdrawn. Furthermore, consents needed in connection with future re-leasing or sale of an aircraft or engine may not be forthcoming. To perform some of our cash management services and insurance services from Ireland under our management arrangements with our joint ventures and securitization entities, we require a license from the Irish regulatory authorities, which we have obtained. In addition, to meet our MRO customers' requirements to maintain certain flight certifications, AeroTurbine requires certificates from the Federal Aviation Administration, or FAA, and European Aviation Safety Agency, or EASA, which it has obtained. A failure to maintain these licenses or certificates or obtain any required license or certificate, consent or approval, or the occurrence of any of the foregoing events, could adversely affect our ability to provide qualifying services or re-lease or sell our aircraft or engines, which would materially and adversely affect our financial condition and results of operations.

  Our ability to operate in some countries is restricted by foreign regulations and controls on investments.

        Many countries restrict or control foreign investments to varying degrees, and additional or different restrictions or policies adverse to us may be imposed in the future. These restrictions and controls have limited, and may in the future restrict or preclude, our investment in joint ventures or the acquisition of businesses outside of the United States, or may increase the cost to us of entering into such transactions. Various governments, particularly in the Asia-Pacific region, require governmental approval before foreign persons may make investments in domestic businesses and also limit the extent of any such investments. Furthermore, various governments may require governmental approval for the repatriation of capital by, or the payment of dividends to, foreign investors. Restrictive policies regarding foreign investments may increase our costs of pursuing growth opportunities in foreign jurisdictions, which could materially and adversely affect our financial results and growth prospects.

  There are a limited number of aircraft and engine manufacturers and the failure of any manufacturer to meet its aircraft and engine delivery obligations to us could adversely affect our financial results and growth prospects.

        The supply of commercial jet aircraft is dominated by two airframe manufacturers, Boeing and Airbus, and three engine manufacturers, GE Aircraft Engines, Rolls Royce plc and Pratt & Whitney. As a result, we are dependent on these manufacturers' success in remaining financially stable, producing products and related components which meet the airlines' demands and fulfilling their contractual obligations to us. In 2006, Airbus made a series of announcements relating to significant delays and cost overruns in the manufacturing process for the new commercial jet it is developing, the A380 megajet. These delays and cost overruns have resulted in several changes of Airbus's top management and led to some Airbus customers canceling existing orders, which aggravated Airbus's economic difficulties.

        Further, competition between Airbus and Boeing for market share is escalating and may cause instances of deep discounting for certain aircraft types, which could adversely affect our ability to obtain an attractive price when we attempt to sell our aircraft in the aftermarket. Should the manufacturers fail to respond appropriately to changes in the market environment or fail to fulfill their contractual obligations, we may experience:

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  missed or late delivery of aircraft and engines ordered by us and an inability to meet our contractual obligations to our customers, resulting in lost or delayed revenues, lower growth rates and strained customer relationships;

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  an inability to acquire aircraft and engines and related components on terms which will allow us to lease those aircraft and engines to customers at a profit, resulting in lower growth rates or a contraction in our aircraft portfolio;

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  a market environment with too many aircraft and engines available, creating downward pressure on demand for the aircraft and engines in our fleet and reduced market lease rates and sale prices;

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  poor customer support from the manufacturers of aircraft, engines and components resulting in reduced demand for a particular manufacturer's product, creating downward pressure on demand for those aircraft and engines in our fleet and reduced market lease rates and sale prices for those aircraft and engines; and

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  reduction in our competitiveness due to deep discounting by the manufacturers, which may lead to reduced market lease rates and sale prices and may affect our ability to remarket or sell some of the aircraft and engines in our portfolio.

  We will need additional capital to finance our growth, and we may not be able to obtain it on terms acceptable to us, if at all, which may limit our ability to grow and compete in the aircraft and engine leasing and trading markets.

        We will need additional capital to continue to expand our business by acquiring additional aircraft, engines and other aviation assets, and financing may not be available to us or may be available to us only on terms that are not favorable. We initially finance the acquisition of aircraft through a combination of medium term revolving credit facilities and long term debt structures. Once we obtain a sufficient number and diversity of aircraft financed with medium term revolving credit facilities, we generally refinance these facilities with long term debt structures, including securitizations, tax advantaged structures and bank loans. As a result, we are subject to the risk that we will not be able to acquire, during the period that our credit facilities are available, a sufficient amount of eligible aircraft and engines to allow for an issuance of long-term debt. If we are unable to raise additional funds or obtain capital on terms acceptable to us, we may have to delay, modify or abandon some or all of our growth strategies. Further, if additional capital is raised through the issuance of additional equity securities, the percentage ownership of our then current shareholders would be diluted. Newly issued equity securities may have rights, preferences or privileges senior to those of our ordinary shares. See "Description of Ordinary Shares".

  We are subject to various environmental regulations that may have an adverse impact on our financial results and growth prospects.

        Governmental regulations regarding aircraft and engine noise and emissions levels apply based on where the relevant airframe is registered, and where the aircraft is operated. For example, jurisdictions throughout the world have adopted noise regulations which require all aircraft to comply with noise level standards. In addition to the current requirements, the United States and the International Civil Aviation Organization, or ICAO, have adopted a new, more stringent set of standards for noise levels which will apply to engines manufactured or certified beginning in 2006. Currently, United States regulations would not require any phase-out of aircraft that qualify with the current standards, but the European Union has established a framework for the imposition of operating limitations on aircraft that do not comply with the new standards. These regulations could limit the economic life of our aircraft and engines, reduce their value, limit our ability to lease or sell the non-compliant aircraft and engines or, if engine modifications are permitted, require us to make significant additional investments in the aircraft and engines to make them compliant.

        In addition to more stringent noise restrictions, the United States and other jurisdictions are beginning to impose more stringent limits on the emission of nitrogen oxide, carbon monoxide and carbon dioxide emissions from engines. Though current emissions control laws generally apply to newer engines, new laws could be passed in the future that also impose limits on older engines, and therefore any new engines we purchase, as well as our older engines, could be subject to existing or new emissions limitations. Limitations on emissions could favor the use of larger wide-body aircraft since they generally produce lower levels of emissions per passenger, which could adversely affect our ability to re-lease or otherwise dispose of our narrow-body aircraft on a timely basis, at favorable terms, or at all. This is an area of law that is rapidly changing, and while we do not know at this time whether new emission control laws will be passed, and if passed what impact such laws might have on our business, any future emissions limitations could adversely affect us.

        Our operations are subject to various federal, state and local environmental, health and safety laws and regulations in the United States, including those relating to the discharge of materials into the air, water and ground, the generation, storage, handling, use, transportation and disposal of hazardous materials, and the health and safety of its employees. A violation of these laws and regulations or permit conditions can result in substantial fines, permit revocation or other damages. Many of these laws impose liability for clean up of contamination that may exist at our facilities (even if we did not know of or were not responsible for the contamination) or related personal injuries or natural resource damages or costs relating to contamination at third party waste disposal sites where we have sent or may send waste. We cannot assure you that we will be at all times in complete compliance with these laws, regulations or permits. We may have liability under environmental laws or be subject to legal actions brought by governmental authorities or other parties for actual or alleged violations of, or liability under, environmental, health and safety laws, regulations or permits.

  We are the manager for several securitization vehicles and joint ventures and our financial results would be adversely affected if we were removed from these positions.

        We are the aircraft manager for various securitization vehicles, joint ventures and third parties and receive annual fees for these services. In 2006 and the three months ended March 31, 2007, we generated revenue of $14.1 million and $3.0 million respectively from providing aircraft management services to non-consolidated securitization vehicles and joint ventures and third parties. We may be removed as manager by the affirmative vote of a requisite number of holders of the securities issued by the securitization vehicles upon the occurrence of specified events and at specified times under our joint venture agreements. If we are removed, in the case of our consolidated securitization vehicles and joint ventures, our expenses would increase since such securitization vehicles or joint ventures would have to hire an outside aircraft manager and, in the case of non-consolidated securitization vehicles, joint ventures and third parties, our revenues would decline as a result of the loss of our fees for providing management services to such entities. If we are removed as aircraft manager for any securitization vehicle or joint venture that generates a significant portion of our management fees, our financial results and growth prospects could be materially and adversely affected.

  Our limited control over our joint ventures may delay or prevent us from implementing our business strategy which may adversely affect our financial results and growth prospects.

        We are currently joint venture partners in several joint ventures, including AerVenture, a consolidated joint venture which has entered into a purchase agreement with Airbus for the purchase of 70 A320 family aircraft, and it is our strategy to enter into additional joint ventures in the future. Under the AerVenture joint venture agreement, we share control over significant decisions with our joint venture partner. For example, we may not, without the consent of our AerVenture joint venture partner, cause AerVenture to incur any debt outside the ordinary course of business, buy or sell assets or pay dividends to us. Since we have limited control over AerVenture and certain of our other joint ventures and may not be able to exercise control over any future joint venture, we may not be able to require AerVenture or such other joint ventures to take actions that we believe are necessary to implement our business strategy. Accordingly, this limited control could have a material adverse effect on our financial results and growth prospects.

  The departure of senior managers could adversely affect our financial results and growth prospects.

        Our future success depends, to a significant extent, upon the continued service of our senior management personnel. For a description of the senior management team, see "Management". The departure of senior management personnel could have a material adverse effect on our ability to achieve our business strategy, including the integration of AeroTurbine.

  In certain countries, an engine affixed to an aircraft may become an accession to the aircraft and we may not be able to exercise our ownership rights over the engine.

        In some jurisdictions, an engine affixed to an aircraft may become an accession to the aircraft, so that the ownership rights of the owner of the aircraft supersede the ownership rights of the owner of the engine. If an aircraft is security for the owner's obligations to a third party, the security interest in the aircraft may supersede our rights as owner of the engine. This legal principle could limit our ability to repossess an engine in the event of an engine lease default while the aircraft with our engine installed remains in such jurisdiction. We would suffer a substantial loss if we were not able to repossess engines leased to lessees in these jurisdictions, which would materially and adversely affect our financial results and growth prospects.

Risks Related to the Aviation Industry

  As high fuel prices continue to affect the profitability of the aviation industry, our lessees might not be able to meet their lease payment obligations, which would adversely affect our financial results and growth prospects.

        Fuel costs represent a major expense to companies operating in the aviation industry. Fuel prices fluctuate widely depending primarily on international market conditions, geopolitical and environmental events and currency/exchange rates. As a result, fuel costs are not within the control of lessees and significant increases in fuel costs would materially and adversely affect their operating results.

        Factors such as natural disasters can significantly affect fuel availability and prices. In August and September 2005, Hurricanes Katrina and Rita inflicted widespread damage along the Gulf Coast of the United States, causing significant disruptions to oil production, refinery operations and pipeline capacity in the region, and to oil production in the Gulf of Mexico. These disruptions resulted in decreased fuel availability and higher fuel prices.

        Fuel prices currently remain at historically high levels. The continuing high cost of fuel has had, and sustained high costs in the future may continue to have, a material adverse affect on airlines' profitability, including our lessees. Due to the competitive nature of the aviation industry, operators have been and may continue to be unable to pass on increases in fuel prices to their customers by increasing fares in a manner that fully off-sets the increased fuel costs they have incurred. In addition, they may not be able to manage this risk by appropriately hedging their exposure to fuel price fluctuations. If fuel prices remain at historically high levels or increase further due to future terrorist attacks, acts of war, armed hostilities, natural disasters or for any other reason, they are likely to cause our lessees to incur higher costs and/or generate lower revenues, resulting in an adverse affect on their financial condition and liquidity. Consequently, these conditions may adversely affect our lessees' ability to make rental and other lease payments, result in lease restructurings and/or aircraft and engine repossessions, increase our costs of servicing and marketing our aircraft and engines, impair our ability to re-lease them or otherwise dispose of them on a timely basis at favorable rates or terms, if at all, and reduce the proceeds received for such assets upon any disposition. Any of these events could adversely affect our financial results and growth prospects.

  If the effects of terrorist attacks and geopolitical conditions continue to adversely affect the financial condition of the airlines, our lessees might not be able to meet their lease payment obligations, which would adversely affect our financial results and growth prospects.

        As a result of the September 11, 2001 terrorist attacks in the United States and subsequent terrorist attacks abroad, notably in the Middle East, Southeast Asia and Europe, increased security restrictions were implemented on air travel, costs for aircraft insurance and security measures have increased, passenger and cargo demand for air travel decreased and operators have faced and continue to face increased difficulties in acquiring war risk and other insurance at reasonable costs. In addition, war or armed hostilities, or the fear of such events could further exacerbate many of the problems experienced as a result of terrorist attacks. Uncertainty regarding the situation in Iraq and tension over Iran's and North Korea's nuclear programs may lead to further instability in the Middle East. Future terrorist attacks, war or armed hostilities, or the fear of such events, could further adversely affect the aviation industry and may have an adverse effect on the financial condition and liquidity of our lessees, aircraft and engine values and rental rates, and may lead to lease restructurings or repossessions, all of which could adversely affect our financial results and growth prospects.

        Terrorist attacks and adverse geopolitical conditions have adversely affected the aviation industry and concerns about such events could also result in:

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  higher costs to the airlines due to the increased security measures;

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  decreased passenger demand and revenue due to the inconvenience of additional security measures;

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  uncertainty of the price and availability of jet fuel and the cost and practicability of obtaining fuel hedges under current market conditions;

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  higher financing costs and difficulty in raising the desired amount of proceeds on favorable terms, if at all;

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  significantly higher costs of aviation insurance coverage for future claims caused by acts of war, terrorism, sabotage, hijacking and other similar perils, and the extent to which such insurance has been or will continue to be available;

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  inability of airlines to reduce their operating costs and conserve financial resources, taking into account the increased costs incurred as a consequence of terrorist attacks and geopolitical conditions, including those referred to above; and

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  special charges recognized by some operators, such as those related to the impairment of aircraft and engines and other long lived assets stemming from the grounding of aircraft as a result of terrorist attacks, the economic slowdown and airline reorganizations.

        Future terrorist attacks, acts of war or armed hostilities may cause certain aviation insurance to become available only at significantly increased premiums, which may be for reduced amounts of coverage that are insufficient to comply with the levels of insurance coverage currently required by aircraft and engine lenders and lessors or by applicable government regulations, or to be not available at all.

        Although the Aircraft Transportation Safety and System Stabilization Act adopted in the United States on September 22, 2001 and similar programs instituted by the governments of other countries provide for limited government coverage under government programs for specified types of aviation insurance, these programs may not continue and governments may not pay under these programs in a timely fashion.

        Future terrorist attacks, acts of war or armed hostilities are likely to cause our lessees to incur higher costs and to generate lower revenues, which could result in an adverse effect on their financial condition and liquidity. Consequently, these conditions may affect their ability to make rental and other lease payments to us or obtain the types and amounts of insurance required by the applicable leases, which may in turn lead to aircraft groundings, may result in additional lease restructurings and repossessions, may increase our cost of re-leasing or selling the aircraft and may impair our ability to re-lease or otherwise dispose of them on a timely basis at favorable rates or on favorable terms, if at all, and may reduce the proceeds received for our aircraft and engines upon any disposition. These results could adversely affect our financial results and growth prospects.

  The effects of SARS or other epidemic diseases may adversely affect the airline industry in the future, which might cause our lessees to not be able to meet their lease payment obligations to us, which would adversely affect our financial results and growth prospects.

        The linking of the 2003 outbreak of SARS to air travel materially and adversely affected passenger demand for air travel at that time. While the World Heath Organization's travel bans related to SARS were lifted, SARS had a continuing negative affect on the aviation industry, which was evidenced by a sharp reduction in passenger bookings and the cancellation of many flights after the air travel bans had been lifted. While these effects were felt most acutely in Asia, the effect of SARS on the aviation industry also adversely affected other areas, including North America.

        Since 2003, there have been several outbreaks of avian influenza, beginning in Asia and, most recently, spreading to certain parts of Africa and Europe. Although human cases of avian influenza so far have been limited in number, the World Health Organization has expressed serious concern that a human influenza pandemic could develop from the avian influenza virus. In such an event, numerous responses, including travel restrictions, might be necessary to combat the spread of the disease. Additional outbreaks of SARS or other diseases, such as avian influenza, or the fear of such events, could adversely affect passenger demand for air travel and the aviation industry. These consequences could result in our lessees' inability to satisfy their lease payment obligations to us, which in turn would adversely affect our financial results and growth prospects.

  The passenger aviation industry is inherently cyclical and a significant downturn in the industry would adversely impact our lessees' ability to make payments to us, which would adversely affect our financial results and growth prospects.

        The years 2001 through 2004 were characterized by falling air traffic demand and rising costs. This industry downturn was exacerbated by the terrorist attacks on September 11, 2001, prolonged military action in Iraq and Afghanistan, rising fuel prices, SARS and avian influenza. As a result, the global airline industry experienced significant financial losses. Many airlines, including some of our lessees, announced or implemented reductions in capacity, service and workforce. Additionally, many airlines sought protection under bankruptcy laws. The airline bankruptcies and the reduction in demand led to the grounding of significant numbers of aircraft and engines and the negotiation of reductions in lease rental rates, which depressed aircraft and engine market values.

        While the down cycle has ended and many of the world's airlines are experiencing improved financial performance, an industry downturn is likely to occur again in the future and the impact could be similar to the impact of the prior downturn. Such a downturn would likely place already financially weakened lessees under further duress, once again putting downward pressure on lease rates. As in the previous downturn, the grounding of undesirable older aircraft would also play a role in depressing aircraft and engine market values.

Risks Related to Our Organization and Structure

  If the ownership of our ordinary shares continues to be highly concentrated, it may prevent you and other minority shareholders from influencing significant corporate decisions and may result in conflicts of interest.

        After giving effect to this offering, assuming that the underwriters' overallotment option is not exercised, companies controlled by funds and accounts affiliated with Cerberus, will own 45.8% of our ordinary shares. As a result, Cerberus may be able to effectively control fundamental corporate matters and transactions, including the appointment of a majority of our directors, mergers, amalgamations, consolidations or acquisitions, the sale of all or substantially all of our assets, the amendment of our articles of association and our dissolution. This concentration of ownership may delay, deter or prevent acts that would be favored by our other shareholders, such as a change of control transaction that would result in the payment of a premium to our other shareholders. In addition, this concentration of share ownership may adversely affect the trading price of our ordinary shares if the perception among investors exists that owning shares in a company with a significant shareholder is not desirable.

  We are a Netherlands public limited liability company (naamloze vennootschap) and it may be difficult for you to obtain or enforce judgments against us or our executive officers, some of our directors and some of our named experts in the United States.

        We were formed under the laws of The Netherlands and, as such, the rights of holders of our ordinary shares and the civil liability of our directors will be governed by the laws of The Netherlands and our articles of association. The rights of shareholders under the laws of The Netherlands may differ from the rights of shareholders of companies incorporated in other jurisdictions. Some of the named experts referred to in this prospectus are not residents of the United States, and most of our directors and our executive officers and most of our assets and the assets of our directors are located outside the United States. In addition, under our articles of association, all lawsuits against us and our directors and executive officers shall be governed by the laws of The Netherlands and must be brought exclusively before the Courts of Amsterdam, The Netherlands. As a result, you may not be able to serve process on us or on such persons in the United States or obtain or enforce judgments from U.S. courts against them or us based on the civil liability provisions of the securities laws of the United States. There is doubt as to whether courts of The Netherlands would enforce certain civil liabilities under U.S. securities laws in original actions and enforce claims for punitive damages. See "Enforcement of Civil Liabilities".

        Under our articles of association, we indemnify and hold our directors, officers and employees harmless against all claims and suits brought against them, subject to limited exceptions. Under our articles of association, to the extent allowed by law, the rights and obligations among or between us, any of our current or former directors, officers and employees and any current or former shareholder shall be governed exclusively by the laws of The Netherlands and subject to the jurisdiction of The Netherlands courts, unless such rights or obligations do not relate to or arise out of their capacities listed above. Although there is doubt as to whether U.S. courts would enforce such provision in an action brought in the United States under U.S. securities laws, such provision could make enforcing judgments obtained outside of The Netherlands more difficult to enforce against our assets in The Netherlands or jurisdictions that would apply Netherlands law.

  Our international operations expose us to economic and legal risks associated with a global business.

        We conduct our business in many countries, and we anticipate that revenue from our international operations, particularly from the Asia-Pacific region, will continue to account for a significant amount of our future revenue. There are risks inherent in conducting our business internationally, including:

  •
  general political and economic instability in international markets;

  •
  limitations in the repatriation of our assets, including cash;

  •
  expropriation of our international assets;

  •
  different liability standards and less developed legal systems that may be less predictable than those in the United States; and

  •
  intellectual property laws of countries that do not protect our international rights to the same extent as the laws of the United States.

        These factors may have a material adverse effect on our financial results and growth prospects.

  If our subsidiaries do not make distributions to us we will not be able to pay dividends.

        Substantially all of our assets are held by and our revenues are generated by our subsidiaries. We will be limited in our ability to pay dividends unless we receive dividends or other cash flow from our subsidiaries. Substantially all of our owned aircraft are held through special purpose subsidiaries or finance structures which borrow funds to finance or refinance the aircraft. The terms of such financings place restrictions on distributions of funds to us. If these limitations prevent distributions to us or our subsidiaries do not generate positive cash flows, we will be limited in our ability to pay dividends and may be unable to transfer funds between subsidiaries if required to support our subsidiaries.

Risks Related to This Offering

  The market price and trading volume of our ordinary shares may be volatile, which could result in rapid and substantial losses for our shareholders.

        The market price of our ordinary shares may be highly volatile and could be subject to wide fluctuations. In addition, the trading volume in our ordinary shares may fluctuate and cause significant price variations to occur. If the market price of our ordinary shares declines significantly, you may be unable to resell your ordinary shares at or above your purchase price, if at all. Some of the factors that could negatively affect our ordinary share price or result in fluctuations in the price or trading volume of our ordinary shares include:

  •
  variations in our quarterly operating results which can fluctuate as a result of, among other factors, the timing of aircraft sales which can significantly affect our revenues, adjustments to our accrued maintenance liability and changes in interest rates that can affect the value of derivatives which we mark to market;

  •
  failure to meet earnings estimates;

  •
  publication of research reports about us, other aircraft lessors or the aviation industry or the failure of securities analysts to cover our ordinary shares after this offering;

  •
  additions or departures of key management personnel;

  •
  adverse market reaction to any indebtedness we may incur or preference or ordinary shares we may issue in the future;

  •
  changes in our dividend payment policy or failure to execute our existing policy;

  •
  actions by shareholders;

  •
  changes in market valuations of similar companies;

  •
  announcements by us or our competitors of significant contracts, acquisitions, dispositions, strategic partnerships, joint ventures or capital commitments;

  •
  speculation about our business in the press or investment community;

  •
  changes or proposed changes in laws or regulations affecting the aviation industry or enforcement of these laws and regulations or announcements relating to these matters; and

  •
  general market, political and economic conditions and local conditions in the markets which our lessees are located.

        In addition, the stock market has experienced extreme price and volume fluctuations that have often been unrelated or disproportionate to changes in the operating performance of listed companies. Broad market and industry factors may significantly affect the market price of companies' ordinary shares, including ours, regardless of actual operating performance. These fluctuations may be even more pronounced in the trading market for our ordinary shares shortly following this offering. In addition, in the past, following periods of volatility in the overall market and the market price of a particular company's securities, securities class action litigation has often been instituted against these companies. This litigation, if instituted against us, could result in substantial costs and a diversion of our management's attention and resources.

  Future sales of ordinary shares by existing shareholders could cause our ordinary share price to decline which could adversely affect our ability to fund our growth and operations.

        If our existing shareholders sell, or indicate an intention to sell, substantial amounts of our ordinary shares in the public market after the lock-up, and other legal restrictions on resale discussed in this prospectus no longer apply, the trading price of our ordinary shares could decline. We currently have and upon completion of this offering will continue to have a total of 85.0 million ordinary shares outstanding. Upon completion of this offering, 46.1 million of our ordinary shares will be freely tradable, without restriction, in the public market, assuming that the underwriters do not exercise their overallotment option.

        The underwriters of this offering may, in their sole discretion, permit our officers, directors, and other current shareholders who are subject to the contractual lock-up to sell ordinary shares prior to the expiration of the lock-up agreements.

        We expect that the lock-up agreements pertaining to this offering will expire 90 days from the date of this prospectus, although those lock-up agreements may be extended for up to an additional 18 days under certain circumstances. After the lock-up agreements expire, up to an additional 38.9 million ordinary shares will be eligible for sale in the public market. All of these ordinary shares are held by affiliates and will be subject to volume limitations under Rule 144 under the Securities Act. If these additional ordinary shares are sold, or if it is perceived that they will be sold, in the public market, the trading price of our ordinary shares could decline.

Risks Related to Taxation

  We may become a passive foreign investment company, or PFIC, for U.S. federal income tax purposes.

        We do not believe we will be classified as a PFIC for the current year. The determination as to whether a foreign corporation is a PFIC is a complex determination based on all of the relevant facts and circumstances and depends on the classification of various assets and income under PFIC rules. In our case, the determination is further complicated by the application of the PFIC rules to leasing companies and to joint ventures and financing structures common in the aircraft leasing industry. It is unclear how some of these rules apply to us. Further, this determination must be tested annually and our circumstances may change in any given year. We do not intend to make decisions regarding the purchase and sale of aircraft with the specific purpose of reducing the likelihood of our becoming a PFIC. Accordingly, our business plan may result in our engaging in activities that could cause us to become a PFIC. If we are or become a PFIC, U.S. shareholders may be subject to increased U.S. federal income taxes on a sale or other disposition of our ordinary shares and on the receipt of certain distributions and will be subject to increased U.S. federal income tax reporting requirements. See "Tax Considerations—U.S. Tax Considerations" for a more detailed discussion of the consequences to you if we are treated as a PFIC and a discussion of certain elections that may be available to mitigate the effects of that treatment. We urge you to consult your own tax advisors regarding the application of the PFIC rules to your particular circumstances.

  We may become subject to income or other taxes in jurisdictions which would adversely affect our financial results and growth prospects.

        We and our subsidiaries are subject to the income tax laws of Ireland, The Netherlands, Sweden and the United States and other jurisdictions in which our subsidiaries are incorporated or based. In addition, we or our subsidiaries may be subject to additional income or other taxes in these and other jurisdictions by reason of the management and control of our subsidiaries, our activities and operations, where our aircraft operate or where the lessees of our aircraft (or others in possession of our aircraft) are located. Although we have adopted guidelines and operating procedures to ensure our subsidiaries are appropriately managed and controlled to reduce the exposure to such additional taxation, we may be subject to such taxes in the future and such taxes may be substantial. The imposition of such taxes could have a material adverse effect on our financial results and growth prospects.

  We may incur current tax liabilities in our primary operating jurisdictions in the future.

        We expect to make current tax payments in some of the jurisdictions where we do business in the normal course of our operations. Our ability to defer the payment of some level of income taxes to future periods is dependent upon the continued benefit of accelerated tax depreciation on our flight equipment in some jurisdictions, the continued deductibility of external and intercompany financing arrangements and the application of tax losses prior to their expiration in certain tax jurisdictions, among other factors. The level of current tax payments we make in any of our primary operating jurisdictions could adversely affect our cash flows and have a material adverse effect on our financial results and growth prospects.

  We may become subject to additional Irish taxes based on the extent of our operations carried on in Ireland.

        Our Irish tax resident subsidiaries are currently subject to Irish corporate income tax on trading income at a rate of 12.5%, on capital gains at 20%, and on other income at 25%. We expect that substantially all of our Irish income in future periods will be treated as trading income for tax purposes. As of December 31, 2006, we had $355.7 million of Irish tax losses available to carry forward against our trading income. The continued application of the 12.5% tax rate to trading income generated in our Irish tax resident subsidiaries and the ability to carry forward Irish tax losses to shelter future taxable trading income depends in part on the extent and nature of activities carried on in Ireland both in the past and in the future. AerCap Ireland and its Irish tax resident subsidiaries intend to carry on their activities in Ireland so that the 12.5% rate of tax applicable to trading income will apply and that they will be entitled to shelter future income with tax losses that arose from the same trading activity. We may not continue to be entitled to apply our loss carryforwards against future taxable trading income in Ireland.

  We may fail to qualify for benefits under one or more tax treaties.

        We do not expect that our subsidiaries located outside of the United States will have any material U.S. federal income tax liability by reason of activities we carry out in the United States and the lease of assets to lessees that operate in the United States. However, this conclusion will depend, in part, on continued qualification for the benefits of income tax treaties between the United States and other countries in which we are subject to tax (particularly The Netherlands and Ireland). That in turn may depend on the nature and level of activities carried on by us and our subsidiaries in each jurisdiction, the identity of the owners of equity interests in subsidiaries that are not wholly-owned and the identities of the direct and indirect owners of our indebtedness and the debt of our subsidiaries.

        The nature of our activities may be such that our subsidiaries may not continue to qualify for benefits under income tax treaties with the United States and that we may not otherwise qualify for treaty benefits. Failure to so qualify could result in the imposition of U.S. federal taxes which could have a material adverse effect on our financial results and growth prospects.

SPECIAL NOTE ABOUT FORWARD LOOKING STATEMENTS

        This prospectus includes forward looking statements, principally under the captions "Prospectus Summary", "Aircraft, Engine and Aviation Parts Industry", "Risk Factors", "Management's Discussion and Analysis of Financial Condition and Results of Operations" and "Business". We have based these forward looking statements largely on our current beliefs, expectations of SH&E and projections about future events and financial trends affecting our business. Many important factors, in addition to those discussed in this prospectus, could cause our actual results to differ substantially from those anticipated in our forward looking statements, including, among other things:

  •
  our ability to successfully negotiate aircraft and engine purchases, sales and leases, to collect outstanding amounts due and to repossess aircraft and engines under defaulted leases, and to control costs and expenses,

  •
  decreases in the overall demand for commercial aircraft and engine leasing and aircraft management services,

  •
  the economic condition of the global airline and cargo industry,

  •
  the ability of our lessees and potential lessees to make operating lease payments to us,

  •
  competitive pressures within the industry,

  •
  changes in interest rates and availability of capital to us and to our customers,

  •
  the negotiation of aircraft management services contracts,

  •
  regulatory changes affecting commercial aircraft operators, aircraft maintenance, engine standards, accounting standards and taxes,

  •
  the risks set forth in "Risk Factors" included in this prospectus.

        The words "believe", "may", "will", "aim", "estimate", "continue", "anticipate", "intend", "expect" and similar words are intended to identify forward looking statements. Forward looking statements include information concerning our possible or assumed future results of operations, business strategies, financing plans, competitive position, industry environment, potential growth opportunities, the effects of future regulation and the effects of competition. Forward looking statements speak only as of the date they were made and we undertake no obligation to update publicly or to revise any forward looking statements after we distribute this prospectus because of new information, future events or other factors. In light of the risks and uncertainties described above, the forward looking events and circumstances described in this prospectus might not occur and are not guarantees of future performance.

USE OF PROCEEDS

        We will not receive any of the proceeds from the sale of our ordinary shares by the selling shareholders.

        Our selling shareholders are directly owned by Bermuda holding companies, the Bermuda Parents, with identical share ownership and capital structures consisting solely of common shares. The Bermuda Parents do not own any other significant assets or conduct any other significant activities outside of their indirect investment in us and the value of the Bermuda Parents is derived exclusively with reference to our value.

        We estimate that the net proceeds to the selling shareholders from the offering will be approximately $            assuming an offering price of $            per ordinary share, the last reported sale price of our ordinary shares on the NYSE on              , 2007, and after deducting the underwriting discounts and commissions and estimated offering expenses. We expect the net proceeds from the sale of the ordinary shares by the selling shareholders to be distributed to the Bermuda Parents and then to be distributed to holders of the common shares and vested options of the Bermuda Parents. Funds and accounts affiliated with Cerberus own 86.0% of the common shares of the Bermuda Parents and certain members of our senior management and of our Board of Directors and an employee of Cerberus identified under "Principal and Selling Shareholders" own 14.0% of the common shares of the Bermuda Parents.

        If all vested options held by such persons are exercised, funds and accounts affiliated with Cerberus would own 82.8% of the common shares of the Bermuda Parents and certain members of our senior management and of our Board of Directors and an employee of Cerberus would own 17.2% of the common shares. Certain members of our senior management also own unvested options which are not reflected in the foregoing ownership percentages.

        An affiliate of Lehman Brothers Inc. (the "Lehman Affiliate") has a 2.7% participation interest in certain funds affiliated with Cerberus and will receive 2.7% of the proceeds received by such funds in this offering. Based on the public offering price of $                      per share, the last reported sale price of our ordinary shares on the NYSE on     , 2007, the sale by the selling shareholders of the number of shares set forth on the cover of this prospectus and distribution of the proceeds of this offering as described above, the Lehman Affiliate will receive $                      million of the proceeds of this offering received by the selling shareholders. See "Underwriting".

        Based on an assumed public offering price of $            per ordinary share, the last reported sale price of our ordinary shares on the NYSE on              , 2007, funds and accounts affiliated with Cerberus and certain members of our senior management and of our Board of Directors will receive $             million and $             million, respectively, from the proceeds of this offering if the underwriters do not exercise their overallotment option and $             million and $             million, respectively, from the proceeds of this offering if the underwriters exercise their overallotment option. See "Principal and Selling Shareholders" for more information regarding our ownership structure and our indirect shareholders.

        A $1.00 increase (decrease) in the offering price of $            per ordinary share, the last reported sale price of our ordinary shares on the NYSE on            , 2007, would increase (decrease) the net proceeds to the selling shareholders from this offering by $             million, assuming the number of ordinary shares offered by the selling shareholders, as set forth on the cover page of this prospectus, remains the same and after deducting the underwriting discounts and commissions and estimated offering expenses payable by the selling shareholders.

PRICE RANGE OF OUR ORDINARY SHARES

        Our ordinary shares are listed on the New York Stock Exchange under the symbol "AER". The following table sets forth the quarterly high and low intraday trading prices of our ordinary shares on the New York Stock Exchange for the periods indicated since the commencement of trading of our ordinary shares following the pricing of our initial public offering on November 21, 2006:

	High	Low
	(US Dollars)
Year ended December 31, 2006
Fourth Quarter (from November 21, 2006)	$25.10	$21.85
Year ending December 31, 2007
First Quarter	29.85	22.75
Second Quarter	32.80	28.49
Third Quarter (through July 9, 2007)	32.80	31.37

        On July 9, 2007, the closing sale price of our ordinary shares as reported on the New York Stock Exchange was $32.25 per share. As of July 9, 2007, there were five record holders of our ordinary shares.

DIVIDEND POLICY

        To date, we have not declared or paid any dividends on our ordinary shares. We intend to retain any future earnings to fund working capital and our growth and do not expect to pay any dividend in the foreseeable future. The payment of dividends is subject to the discretion of our Board of Directors and the approval of our shareholders. While the financial statements included in this prospectus are prepared in accordance with U.S. GAAP, under the laws of The Netherlands the amount of dividends we may declare is determined by our Board of Directors by reference to our accounts under Netherlands GAAP and subject to the availability of adequate equity.

        In addition, to the extent we decide to pay dividends in the future, our ability to pay dividends will be subject to:

  •
  our future earnings, financial condition, cash requirements, financial leverage, compliance with statutory and regulatory requirements and general business conditions; and

  •
  the terms of our financing facilities that may, from time to time, contain restrictions on dividend payments.

        As a holding company, our ability to pay dividends depends primarily on the receipt of dividends and distributions from our subsidiaries. If we declare dividends, we expect to do so in U.S. dollars; however, we have the corporate authority to declare dividends in other currencies. Existing financing arrangements for our aircraft include provisions which limit distributions of cash to us from the subsidiaries through which our aircraft are owned.

CAPITALIZATION

        The following table sets forth our consolidated cash and cash equivalents, restricted cash and capitalization as of March 31, 2007. Since we will not receive any proceeds from the sale of our ordinary shares by the selling shareholders, our capitalization will not change as a result of this offering.

        This table should be read in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations" and our unaudited condensed consolidated interim financial statements and the accompanying notes that appear elsewhere in this prospectus.

As of March 31, 2007
(US dollars in thousands)
Cash and cash equivalents	$140,103
Restricted cash	99,459

Total cash and cash equivalents and restricted cash	$239,562

ALS securitization debt(1)(2)	818,466
ECA-guaranteed debt(1)	570,632
Commercial bank debt(1)	1,016,410
Other debt	260,479
Total debt	2,665,987
Minority interest	31,685
Ordinary share capital, €0.01 par value (200,000,000 ordinary shares authorized, 85,036,957 ordinary shares issued and outstanding)	699
Additional paid-in capital	593,999
Retained earnings	219,318

Total shareholders' equity	814,016

Total capitalization	$3,751,250

(1)
All of this indebtedness is secured. For a description of our indebtedness see "Indebtedness".

(2)
As described below, on May 8, 2007, we refinanced Aircraft Lease Securitisation's existing indebtedness and increased Aircraft Lease Securitisation's indebtedness to $1.66 billion. As of May 31, 2007, as a result of the refinancing, $528.4 million of commercial bank debt had been repaid.

Recent Financing Transactions

        On May 8, 2007, Aircraft Lease Securitisation completed a refinancing of its securitized notes with the issuance of $1.66 billion of AAA-rated class G-3 floating rate notes. The proceeds from the refinancing were used to redeem all of the outstanding Aircraft Lease Securitisation debt, other than the most junior class of notes, to repay other indebtedness owned by us, to refinance the indebtedness that had been incurred to purchase 24 previously acquired aircraft, and to finance the purchase of four additional new aircraft, increasing Aircraft Lease Securitisation's aircraft portfolio size to 70 aircraft. In connection with the Aircraft Lease Securitisation refinancing, as of May 31, 2007, we had repaid net $362.6 million of indebtedness under our UBS revolving credit facility and $165.8 million of commercial bank debt with the proceeds of the new securitization.

SELECTED CONSOLIDATED FINANCIAL DATA

        The following tables present AerCap Holdings N.V.'s (the successor company) and AerCap B.V.'s (the predecessor company) selected consolidated financial data for each of the periods indicated, prepared in accordance with U.S. GAAP. You should read this information in conjunction with AerCap Holdings N.V.'s audited consolidated financial statements and related notes and unaudited condensed consolidated interim financial statements and related notes included in this prospectus and "Management's Discussion and Analysis of Financial Condition and Results of Operations".

        AerCap Holdings N.V. was formed as a Netherlands public limited liability company ("naamloze vennootschap") on July 10, 2006 and acquired all of the assets and liabilities of AerCap Holdings C.V., a Netherlands limited partnership on October 27, 2006. There was no change in accounting basis as a result of this transaction. Since AerCap Holdings C.V. and AerCap Holdings N.V. are entities organized under common control, the historical consolidated financial statements of AerCap Holdings C.V. became the historical consolidated financial statements of AerCap Holdings N.V. AerCap Holdings C.V. was formed on June 27, 2005 for the purpose of acquiring all of the shares and certain liabilities of AerCap B.V., (formerly known as debis AirFinance B.V.), in connection with the 2005 Acquisition. The financial information presented as of December 31, 2005 and 2006 and for the fiscal years ended December 31, 2004 and 2006, and the six months ended June 30, 2005 and December 31, 2005, was derived from AerCap Holdings N.V.'s audited consolidated financial statements included in this prospectus. The financial information presented as of and for the fiscal years ended December 31, 2003 and 2002 was derived from AerCap B.V.'s unaudited consolidated financial statements. The financial information presented for the three months ended March 31, 2006 and as of and for the three months ended March 31, 2007 was derived from AerCap Holding N.V.'s unaudited condensed consolidated interim financial statements included in this prospectus. The financial information presented for the three months ended March 31, 2007 is not necessarily indicative of the results that may be expected for the year ending December 31, 2007.

Consolidated Income Statements Data

	AerCap B.V.
	Year ended December 31,			Six months ended June 30,
	2002 (adjusted)(1)(2)	2003 (adjusted)(1)(2)	2004 (adjusted)(1)	2005 (adjusted)(1)
	(US dollars in thousands, except share and per share amounts)
Revenues
Lease revenue	$459,115	$343,045	$308,500	$162,155
Sales revenue	13,105	7,499	32,050	75,822
Management fee revenue	7,160	13,400	15,009	6,512
Interest revenue	28,468	22,432	21,641	13,130
Other revenue	1,826	84,568	13,667	3,459

Total revenues	509,674	470,944	390,867	261,078
Expenses
Depreciation	202,395	143,303	125,877	66,407
Cost of goods sold	11,012	6,657	18,992	57,632
Interest on debt	267,228	123,435	113,132	69,857
Impairments(3)	170,498	6,066	134,671	—
Other expenses	64,608	64,010	68,856	32,386
Selling, general and administrative expenses	40,472	39,267	36,449	19,559

Total expenses	756,213	382,738	497,977	245,841
(Loss) income from continuing operations before income taxes, minority interest and cumulative effect of change in accounting principle	(246,539)	88,206	(107,110)	15,237
Provision for income taxes	60,588	(32,939)	224	556
Minority interest net of tax	—	—	—	—
Cumulative effect of change in accounting principle	(99,491)	—	—	—

Net (loss) income	$(285,442)	$55,267	$(106,886)	$15,793

(Loss) earnings per share, basic and diluted	$(387.72)	$75.09	$(145.19)	$21.45
Weighted average shares outstanding, basic and diluted	736,203	736,203	736,203	736,203

Consolidated Income Statements Data

	AerCap Holdings N.V.
			Three months ended March 31,
	Six months ended December 31, 2005 (adjusted)(1)(4)	Year ended December 31, 2006 (adjusted)(1)(5)
			2006(1)	2007(1)
	(US dollars in thousands, except share and per share amounts)
Revenues
Lease revenue	$173,568	$443,925	$87,941	$139,703
Sales revenue	12,489	301,405	33,215	148,885
Management fee revenue	7,674	14,072	3,681	3,025
Interest revenue	20,335	34,681	8,934	7,272
Other revenue	1,006	20,336	5,322	10,587

Total revenues	215,072	814,419	139,093	309,472
Expenses
Depreciation	45,918	102,387	24,324	33,932
Cost of goods sold	10,574	220,277	20,502	118,003
Interest on debt	44,742	166,219	28,203	50,484
Impairments(3)	—	—	—	—
Other expenses	26,524	46,523	9,586	10,128
Selling, general and administrative expenses(6)	26,949	149,364	11,133	26,585

Total expenses	154,707	684,770	93,748	239,132
Income from continuing operations before income taxes, minority interest and cumulative effect of change in accounting principle	60,365	129,649	45,345	70,340
Provision for income taxes	(10,604)	(21,246)	(10,430)	(10,026)
Minority interest net of tax	—	588	600	252
Cumulative effect of change in accounting principle	—	—	—	—

Net income	$49,761	$108,991	$35,515	$60,566

Earnings per share, basic and diluted	$0.64	$1.38	$0.45	$0.71
Weighted average shares outstanding, basic and diluted	78,236,957	78,992,513	78,236,957	85,036,957

Consolidated Balance Sheet Data

	AerCap B.V.
	As of December 31,
	2002 (adjusted)(1)(2)	2003 (adjusted)(1)	2004 (adjusted)(1)
	(US dollars in thousands)
Assets
Cash and cash equivalents	$86,121	$131,268	$143,640
Restricted cash	243,336	206,572	118,422
Flight equipment held for operating leases, net	3,476,501	2,484,850	2,748,347
Notes receivable, net of provisions	195,236	188,616	250,774
Prepayments on flight equipment	157,198	160,624	135,202
Other assets	337,214	294,310	207,769

Total assets	$4,495,606	$3,466,240	$3,604,154

Debt	3,571,178	2,763,666	3,115,492
Other liabilities	803,608	526,486	419,643
Shareholders' equity	120,820	176,088	69,019

Total liabilities and shareholders' equity	$4,495,606	$3,466,240	$3,604,154

Consolidated Balance Sheet Data

	AerCap Holdings N.V.
	As of December 31, 2005 (adjusted)(1)	As of December 31, 2006 (adjusted)(1)	As of March 31, 2007(1)
	(US dollars in thousands)
Assets
Cash and cash equivalents	$183,554	$131,201	$140,103
Restricted cash	157,730	112,277	99,459
Flight equipment held for operating leases, net	2,189,267	2,966,779	3,074,519
Notes receivable, net of provisions	196,620	167,451	166,344
Prepayments on flight equipment	115,657	166,630	150,621
Other assets	218,371	373,698	395,385

Total assets	$3,061,199	$3,918,036	$4,026,431

Debt	2,172,995	2,555,139	2,665,987
Other liabilities	468,443	611,893	546,428
Shareholders' equity	419,761	751,004	814,016

Total liabilities and shareholders' equity	$3,061,199	$3,918,036	$4,026,431

(1)
On September 8, 2006, the Financial Accounting Standards Board issued the FSP. The FSP amends certain provisions in the AICPA Industry Audit Guide, "Audit of Airlines", and is applicable for our financial year beginning January 1, 2007. The FSP eliminates the "accrue in advance" methodology in accounting for certain future maintenance payments. As a result of the FSP, our previous method of accruing for the payment of top-up or lessor maintenance contribution obligations at the signing of a lease is no longer permitted. Accordingly, we have adjusted our historical financial statements in accordance with FAS 154 to reflect the application of the new policy for top-up and lessor maintenance contribution obligations. The effect of the adjustments on net income and retained earnings was $(7,855) and $25,176 for the year ended December 31, 2002; $18,352 and $43,528 for the year ended December 31, 2003; $(1,524) and $42,004 for the year ended December 31, 2004; $(17,907) and $24,097 for the six months ended June 30, 2005; $98 and $98 for the six months ended December 31, 2005; $1,144 and $1,242 for the three months ended March 31, 2006; $20,995 and $21,093 for the year ended December 31, 2006; and $8,514 and $29,607 for the three months ended March 31, 2007. See Note 1 to our audited consolidated financial statements contained in this prospectus.

(2)
Includes the accounts of AerCo at December 31, 2002 and the results of operations and cash flows for AerCo during 2002 and the three months ended March 31, 2003. On March 31, 2003, we sold a portion of our interest in AerCo and then deconsolidated it from our financial statements because it was determined that we were no longer the primary beneficiary of AerCo as of March 31, 2003. The amount of total revenue attributable to AerCo in the three months ended March 31, 2003 was $106.4 million (including $72.2 million of other income).

(3)
Includes aircraft impairment, investment impairment and goodwill impairment.

(4)
We were formed on June 27, 2005; however, we did not commence operations until June 30, 2005, when we acquired all of the shares and certain of the liabilities of AerCap B.V. Our initial accounting period was from June 27, 2005 to December 31, 2005, but we generated no material revenue or expense between June 27, 2005 and June 30, 2005 and did not have any material assets before the 2005 Acquisition. For convenience of presentation only, we have labeled our initial accounting period in the table headings in this prospectus as the six months ended December 31, 2005.

(5)
Includes the results of AeroTurbine for the period from April 26, 2006 (the date of the AeroTurbine Acquisition) to December 31, 2006.

(6)
Includes share-based compensation expense of $78,635 and $2,447 for the year ended December 31, 2006 and the three months ended March 31, 2007, respectively.

UNAUDITED CONSOLIDATED PRO FORMA FINANCIAL INFORMATION

        The following unaudited consolidated pro forma income statements for the year ended December 31, 2006 have been derived by the application of pro forma adjustments to AerCap Holdings N.V.'s audited consolidated financial statements for the year ended December 31, 2006 included in this prospectus and AeroTurbine's audited consolidated financial statements for the period from January 1, 2006 to April 25, 2006 which are not included in this prospectus.

        The unaudited consolidated pro forma income statement for the year ended December 31, 2006 gives effect to the AeroTurbine Acquisition and related conforming accounting changes as if they had occurred on January 1, 2006. On April 26, 2006, we acquired all of the existing share capital of AeroTurbine.

        The unaudited consolidated pro forma financial information is based on assumptions and reflects adjustments described in the accompanying notes. The unaudited consolidated pro forma financial information is being furnished solely for informational purposes and is not intended to represent or be indicative of the results that we would have reported if the transaction identified above had occurred on the date indicated, nor does it purport to represent the results of operations we will obtain in future periods. The unaudited consolidated pro forma financial information should be read in conjunction with AerCap Holdings N.V.'s audited consolidated financial statements and the related notes included in this prospectus.

Unaudited Consolidated Pro Forma Income Statement—Year Ended December 31, 2006

	AerCap Holdings N.V.	AeroTurbine	AeroTurbine Acquisition		Conforming changes
	Year ended December 31, 2006 Historic	January 1- April 25, 2006 Historic	January 1- April 25, 2006 Adjustments(1)		Year ended December 31, 2006 Adjustments(2)		Year ended December 31, 2006 Pro Forma
	(US dollars in thousands, except share and per share amounts)
Revenues
Lease revenue	$443,925	$12,668	$48	1(a)	$—		$456,641
Sales revenue	301,405	41,138	—		—		342,543
Management fee revenue	14,072	—	—		—		14,072
Interest revenue	34,681	—	—		5	2(a)	34,686
Other revenue	20,336	—	—		56	2(a)	20,392

Total revenues	814,419	53,806	48		61		868,334
Expenses
Depreciation	102,387	—	—		2,779	2(b)	105,166
Cost of goods sold	220,277	36,970	3,388	1(b),(c),(e)	(5,901	) 2(b)	254,734
Interest on debt	166,219	—	—		5,165	2(a)	171,384
Operating lease in costs	25,232	—	—		—		25,232
Leasing expenses	21,477	—	—		3,653	2(b)	25,130
Provision for doubtful notes and accounts receivable	(186)	—	—		—		(186)
Selling, general and administrative expenses(3)	149,364	7,804	437	1(d)	(531	) 2(b)	157,074

Total expenses (income)	684,770	44,774	3,825		5,165		738,534
Income (loss) from continuing operations before income taxes and other (expenses) income	129,649	9,032	(3,777)		(5,104)		129,800
Provision for income taxes	(21,246)	—	(58	) 1(g)	—		(21,304)
Other (expenses) income	—	(2,569)	(2,535	) 1(f)	5,104	2(a)	—
Minority interests net of taxes	588	—	—		—		588

Net income (loss)	$108,991	$6,463	$(6,370)		$—		$109,084

Earnings per share basic	$1.38	$—	$—		$—		$1.38
Weighted average shares outstanding	78,992,513	—	—		—		78,992,513

1.
Unaudited Consolidated Pro Forma Income Statement Adjustments—AeroTurbine Acquisition

        The pro forma adjustments relating to the AeroTurbine Acquisition included in the unaudited consolidated pro forma income statement are as follows:

1(a)	Adjusted to reflect four months of straight-line amortization ($0.1 million) of a lease deficiency of $0.7 million recognized on the date of the AeroTurbine Acquisition. The lease deficiency represents the present value of contracted lease revenues which are at below market rates for one of AeroTurbine's leases. The amortization period of five years is based on the remaining contractual lease term, including the renewal options that were determined at the time of the AeroTurbine Acquisition to be reasonably assured of being exercised.
1(b)	Adjusted to reflect four months of depreciation ($0.8 million) of the $35.8 million fair value adjustment of equipment held for operating lease. The fair value adjustments are depreciated over the remaining estimated useful lives of the underlying assets as of January 1, 2006. The depreciation periods range from four to 15 years, with a weighted average remaining life of 12.6 years.
1(c)	Adjusted to reflect four months ($0.8 million) of amortization of the $23.4 million of customer relationship intangible assets, and four months ($0.1 million) of straightline amortization of an FAA license and non-compete agreement. Amortization of the intangible assets related to customer relationships is based on the anticipated sales in the ten years after the AeroTurbine Acquisition of both parts and engines which benefit from such relationships. Approximately 7% of the sales benefiting from the customer relationships are expected to occur in the first year following the AeroTurbine Acquisition. Amortization of the acquired FAA certificate and license is straight-line over 15 years, the remaining estimated useful life of the engine type to which the repair station certificate and license relate. Amortization of the non-compete agreement is straight-line over six years, which is the sum of the terms of the employment agreements for the individuals to which the agreements relate and the term of the non-compete agreements.
1(d)	Adjusted to reflect four months ($0.4 million) of the $4.0 million fair value adjustment on AeroTurbine's property and equipment. The depreciation is recorded straight-line over the remaining estimated useful lives of the underlying assets as of January 1, 2006. The depreciation periods range from one to seven years, with a weighted average life of 3.5 years.
1(e)	Adjusted to reflect four months ($1.6 million) of amortization of the $13.6 million fair value adjustment to inventory. Based on our historical experience, approximately 52% will be sold in the first 12 months after the AeroTurbine Acquisition.
1(f)	Adjusted to reflect the financing of the AeroTurbine Acquisition. The adjustment for the four months reflects the subtraction of $2.7 million of interest expense and debt issuance cost amortization for four months on AeroTurbine's historical indebtedness prior to the AeroTurbine Acquisition; and pro forma inclusion of $4.7 million of interest expense and $0.5 million of debt issuance cost amortization for four months related to the $175.0 million financing incurred to fund the AeroTurbine Acquisition. Interest on the post AeroTurbine Acquisition debt was calculated using a three month LIBOR rate of 5.13% prevailing on the date of the AeroTurbine Acquisition plus a weighted average spread of 2.99%. If interest rates were one-eighth of one percentage point higher or lower, our pro forma interest expense would have increased or decreased, respectively, by approximately $0.1 million for the period from January 1, 2006 to April 25, 2006.
1(g)	Adjusted to reflect (i) the tax effect of AeroTurbine's income before tax of $6.5 million for the period from January 1, 2006 to April 25, 2006 ($2.5 million tax expense) as if AeroTurbine had been a taxable corporation for this period and (ii) the tax effect of the pro forma adjustments (a) through (f) above totaling a net loss effect of $6.3 million ($2.4 million tax benefit) for the period from January 1, 2006 to April 25, 2006. The determination of the tax effect on the above items was calculated using AeroTurbine's blended pro forma estimated U.S. federal and state tax rates of 38.58%.

2.     Unaudited Consolidated Pro Forma Income Statement Adjustments—Conforming Accounting Changes and Reclassifications

        The following conforming accounting changes and reclassifications have been made to align the accounting policies and financial statement line items presented in our financial statements for the year ended December 31, 2006:

2(a)	Adjusted to reclassify AeroTurbine's interest expense, interest income and other income historically recorded net within other income (expenses) on its income statement to conform with the consolidated income statement presentation we have adopted for our 2006 consolidated financial statements. AeroTurbine historically recorded these items below income from continuing operations before income taxes. We have historically recorded these items separately in their respective line items (interest on debt, interest revenue and other revenue) and included in income from continuing operations before income taxes and minority interests or operating expenses. These reclassifications to the respective line items were based on the classification provided in AeroTurbine's consolidated income statement for the period from January 1 to April 25, 2006 and adjustment 1(f) to these pro forma financial statements. The following table summarizes the adjustments made to reclassify the amounts previously presented in other income (expenses) to their respective line item within our consolidated income statement presentation:
Adjustments for the year ended December 31, 2006	Interest revenue	Interest on debt	Other revenue	Other (expenses) income
	(US dollars in thousands)
Reclassify historical interest revenue for AeroTurbine to interest revenue	$5	$—	$—	$(5)
Reclassify historical interest expense for AeroTurbine to interest on debt	—	2,630	—	2,630
Reclassify historical other income for AeroTurbine to other revenue	—	—	56	(56)
Reclassify pro forma interest expense for AeroTurbine to interest on debt*	—	2,535	—	2,535

Total	$5	$5,165	$56	$5,104

*
This amount is a reclassification of adjustment 1(f) to these pro forma financial statements.

2(b)	Adjusted to reclassify depreciation expenses in the cost of goods sold and selling, general and administrative expenses line items to the depreciation line item and to reclassify leasing expenses in the cost of goods sold line item to leasing expenses. AeroTurbine historically recorded depreciation of leased engines and leasing expenses associated with such engines and aircraft as part of cost of goods sold. In addition, AeroTurbine has recorded depreciation of property and equipment as selling, general and administrative expenses. The following table summarizes the adjustments made to reclassify the amounts to the line items described above:
Adjustments for the year ended December 31, 2006	Depreciation	Cost of goods sold	Selling, general and administrative	Leasing expenses
	(US dollars in thousands)
Reclassify historical depreciation on leased engines for AeroTurbine	$1,411	$(1,411)	$—	$—
Reclassify historical leasing expenses for AeroTurbine	—	(3,653)	—	3,653
Reclassify pro forma depreciation of fair value adjustment on leased engines for AeroTurbine	837	(837)	—	—
Reclassify historical depreciation in selling, general and administrative expenses for AeroTurbine	150	—	(150)	—
Reclassify pro forma depreciation of fair value adjustment of property and equipment for AeroTurbine	381	—	(381)

Total	$2,779	$(5,901)	$(531)	$3,653

3.	As a result of the expected redemption of the Bermuda Parent's ordinary shares and vested options held by certain members of our senior management and of our Board of Directors and an employee of Cerberus with the proceeds of this offering and assuming the underwriters do not exercise their overallotment option, an amount of approximately $2.9 million of share-based compensation charges will be accelerated and recognized at the time of the offering. Due to the non-recurring nature of this adjustment, no pro forma adjustment has been included.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND
RESULTS OF OPERATIONS

        You should read this discussion in conjunction with our audited and unaudited consolidated financial statements and the related notes included in this prospectus. Our financial statements are presented in accordance with generally accepted accounting principles in the United States of America, or U.S. GAAP. The discussion below contains forward looking statements that are based upon our current expectations and are subject to uncertainty and changes of circumstances. See "Risk Factors" and "Special Note About Forward Looking Statements".

Overview

        We are an integrated global aviation company with a leading market position in aircraft and engine leasing, trading and parts sales. We also provide aircraft management services and perform aircraft and engine MRO services and aircraft disassemblies through our certified repair stations.

        We operate our business on a global basis, providing aircraft, engines and parts to customers in every major geographical region. As of March 31, 2007, we owned 140 aircraft and 65 engines, managed 98 aircraft, had 95 new aircraft and three new engines on order, had entered into a purchase contract for two new aircraft and had executed letters of intent to purchase an additional six aircraft.

        As of March 31, 2007, our owned and managed aircraft and engines were leased to 105 commercial airline and cargo operator customers in 46 countries and were managed from our offices in The Netherlands, Ireland and the United States. We expect to expand our leasing activity in Asia and in China in particular through our AerDragon joint venture with China Aviation Supplies Import & Export Group Corporation, which commenced operations in October 2006.

        We have the infrastructure, expertise and resources to execute a large number of diverse aircraft and engine transactions in a variety of market conditions. Our teams of dedicated marketing and asset trading professionals have been successful in leasing and trading our aircraft and engine portfolios. From January 1, 2003 to March 31, 2007, we executed over 1,100 aircraft and engine transactions, including 283 aircraft leases, 275 engine leases, 158 aircraft purchase or sale transactions, 204 engine purchase or sale transactions and the disassembly of 54 aircraft and 139 engines. Between January 1, 2003 and March 31, 2007, our weighted average owned aircraft utilization rate was 98.6%.

  Joint Ventures

        We expect to conduct an increasing portion of our business in the future through joint ventures. Entering into joint venture arrangements allows us to:

  •
  order new aircraft and engines in larger quantities to increase our buying power and economic leverage;

  •
  increase the diversity of our portfolio;

  •
  obtain stable servicing revenues; and

  •
  diversify our exposure to the economic risks related to aircraft and engine purchases.

        AerVenture.    In December 2005, we established AerVenture. In January 2006, LoadAir, a subsidiary of Al Fawares, an investment and construction company based in Kuwait City, purchased a 50% equity interest in AerVenture. We have invested $25.0 million in AerVenture and LoadAir has invested $25.0 million in AerVenture. We have each agreed to make additional equity contributions of up to $90.0 million. We consolidate AerVenture's financial results in our financial statements. We have developed AerVenture as a joint venture because this structure allows us to leverage our buying power to achieve more favorable aircraft acquisition terms. We have entered into exclusive agreements to provide management and marketing services to AerVenture in return for aircraft management fees and specified incentive fees which are tied to the profitability of AerVenture. Payments under these agreements will not provide any additional revenues as a result of consolidation. Our management and marketing services agreement may not be terminated by AerVenture until 2014, other than for cause. Due to the size of its order of 70 A320 family aircraft from Airbus, we expect AerVenture to become an important growth driver of our business.

        AerDragon.    In May 2006, we signed a joint venture agreement with China Aviation Supplies Import & Export Group Corporation and affiliates of Calyon S.A. establishing AerDragon. AerDragon consists of two companies, Dragon Aviation Leasing Company, Limited, or Dragon Aviation, based in Beijing with a registered capital of $10.0 million and AerDragon Aviation Partners Limited, based in Ireland with a registered capital of $50.0 million. AerDragon is 50% owned by China Aviation and 25% owned by each of us and Calyon. Following receipt of the local Chinese approvals required for it to begin operations, AerDragon commenced operations in October 2006. We act as the exclusive aircraft manager for the joint venture. This contract may be terminated upon the earlier to occur of either July 1, 2009, or the occurrence of specified events, such as AerDragon developing the expertise to manage its own aircraft. In the future, one of the main sources of aircraft for AerDragon is likely to be the acquisition of aircraft through sale leaseback transactions with Chinese airlines. This joint venture enhances our presence in the increasingly important China market and will enhance our ability to lease and sell our aircraft and engines throughout the entire Asia-Pacific region. We do not consolidate AerDragon's financial results in our financial statements. AerDragon acquired its first aircraft, an Airbus A320 aircraft, from us in February 2007.

        Annabel and Bella.    In 2005, we signed a joint venture agreement with Deucalion Capital Limited, or Deucalion, to form the Annabel joint venture in which we hold a 25% equity interest. Annabel purchased a used Airbus A340 aircraft in 2005. The aircraft is on lease to Sri Lanka Airlines through 2008. In 2006, we signed a joint venture agreement with Deucalion to form the Bella joint venture in which we hold a 50% equity interest. Bella purchased two used Airbus A330-300 aircraft in April 2006, one of which is on lease through 2009 and one of which is on lease through 2013. We receive fee income for providing aircraft management services to both Annabel and Bella. We consolidate Bella's financial results in our financial statements but do not consolidate Annabel's financial results in our financial statements. We do not expect these joint ventures to acquire additional aircraft.

        We use the equity method to account for joint ventures that we do not consolidate.

Factors Affecting our Results

        Our results of operations have been affected by a variety of factors, primarily:

  •
  the number, type, age and condition of the aircraft and engines we own;

  •
  aviation industry market conditions;

  •
  the demand for our aircraft and engines and the resulting lease rates we are able to obtain for our aircraft and engines;

  •
  the purchase price we pay for our aircraft and engines;

  •
  the number, types and sale prices of aircraft and engines we sell in a period;

  •
  the ability of our lessee customers to meet their lease obligations and maintain our aircraft and engines in airworthy and marketable condition;

  •
  the utilization rate of our aircraft and engines;

  •
  the recognition of non cash stock based compensation expense related to the issuance by our Bermuda Parents of restricted stock and stock options to our employees and our non executive directors; and

  •
  interest rates which affect our aircraft lease revenues and our interest on debt expense.

Factors Affecting the Comparability of Our Results

  Our Acquisition by Cerberus

        On June 30, 2005, AerCap Holdings C.V., a Netherlands partnership owned by Cerberus acquired all of AerCap B.V.'s (formerly known as debis AirFinance B.V.) shares and $1.8 billion of liabilities owed by AerCap B.V. to its prior shareholders. AerCap Holdings C.V. paid total consideration of $1.4 billion for AerCap B.V.; $370 million of the total consideration paid by AerCap Holdings C.V. was funded through equity contributions by Cerberus and $1.0 billion was funded through a term loan. The 2005 Acquisition resulted in a net decrease of $802.0 million of indebtedness on our balance sheet—the difference between the $1.8 billion of intercompany liabilities and the indebtedness incurred to fund the acquisition. In accordance with FAS 141, Business Combinations, we allocated the purchase consideration to the assets acquired and liabilities assumed based on their fair values. Since the purchase consideration of $1.4 billion was less than the $1.9 billion combined carrying value of the liabilities and the equity purchased by Cerberus, the purchase price allocation resulted in lower carrying values for our assets after the 2005 Acquisition. The carrying values of our assets and liabilities influence our results of operations and, accordingly, the net decrease in asset carrying values, which resulted from the 2005 Acquisition, has resulted in improved operating performance when compared to periods prior to the 2005 Acquisition.

        The material impacts on our consolidated income statement of the 2005 Acquisition relate to purchase accounting adjustments in our assets which are reflected in lower depreciation expense and lower cost of goods sold due to reduced net book values, and in lower interest on debt expense due to the elimination of $802.0 million of debt as described in the preceding paragraph. Other than the corresponding effect on income from continuing operations before provision for income taxes and net income, the 2005 Acquisition did not materially impact any of the other line items in our consolidated income statement.

  Acquisition of AeroTurbine

        On April 26, 2006, we acquired all of the existing share capital of AeroTurbine, Inc. an engine trading and leasing and part sales company. We acquired AeroTurbine to implement our strategy of managing aircraft profitably throughout their lifecycle, to diversify our investment in aviation assets and to obtain a more significant presence in the market for older aircraft equipment. The total payment for the AeroTurbine shares of $144.7 million, including acquisition expenses, was funded through cash from our operations of $70.9 million and $73.8 million of cash raised from a refinancing of AeroTurbine's existing debt. The new financing totaled $175.0 million and included $160.0 million of senior secured debt and a $15.0 million subordinated loan guaranteed by AerCap B.V. We used the net proceeds from our initial public offering for the prepayment of the senior and subordinated debt at AeroTurbine.

        In accordance with FAS 141, Business Combinations, we allocated the purchase price paid to the assets acquired and liabilities assumed based on their fair values. Since the purchase consideration of $144.7 million was greater than the $82.1 million combined carrying value of the assets purchased and liabilities assumed by us, the purchase price allocation resulted in higher carrying values for the AeroTurbine assets as well as $25.6 million of intangible assets and goodwill of $38.2 million. The increase in net book values of assets and intangible assets will be reflected in higher depreciation and amortization expense in future periods than would have occurred without the acquisition. The inclusion of AeroTurbine in our consolidated results has increased our lease and sales revenue and cost of goods sold through the addition of $249.5 million and $229.4 million of combined flight equipment and inventory in our December 31, 2006 and March 31, 2007 consolidated balance sheets, respectively. In addition, the interest on AeroTurbine's debt has increased our consolidated interest expense. The inclusion of AeroTurbine's operations has also increased our selling, general and administrative expenses and we recognized $62.4 million of share-based compensation, net of taxes, in our consolidated selling, general and administrative expenses for the year ended December 31, 2006 related to restricted shares, of the Bermuda Parents sold by Cerberus to the selling shareholders of AeroTurbine, in connection with the AeroTurbine Acquisition.

        Prior to the AeroTurbine Acquisition, we operated our business as one reportable segment: leasing, financing, sales and management of commercial aircraft. From the date of the AeroTurbine Acquisition, we manage our business and analyze and report our results on the basis of two business segments: leasing, financing, sales and management of commercial aircraft ("Aircraft") and leasing, financing and sales of engines and parts ("Engines and Parts").

  Stock Compensation Expenses

        Our financial results for the year ended December 31, 2006 include a charge of $68.3 million, net of tax of $10.3 million for non-cash share-based compensation expense related to the vesting of options and restricted stock previously granted or sold to the owners of AeroTurbine at the time of its acquisition by us and to members of our senior management, our non-executive directors and an employee of Cerberus primarily in connection with the 2005 Acquisition. While we will continue to recognize some additional non-cash, share-based compensation in connection with these options and restricted shares (excluding the shares sold to the owners of AeroTurbine), those charges are not expected to be of a similar magnitude as those recognized in 2006. We recognized a share-based compensation charge of $1.9 million, net of tax of $0.5 million, in the three months ended March 31, 2007.

  Goodwill Impairment

        In 2004, we recorded an impairment of all of our existing goodwill of $132.4 million as a result of our annual goodwill impairment test. We calculate our valuation using a discounted cash flow approach that considers all of our existing assets and liabilities as well as our business plans. Based on the factors described below, in 2004 our goodwill impairment analysis resulted in the impairment of all of our then existing goodwill. In years prior to the 2005 Acquisition, our ability to grow and make additional aviation investments was primarily controlled by our prior shareholders who were also our primary source of debt funding. In 2004, we signed a new $1.6 billion facility agreement with our prior shareholders to refinance all of our previous senior debt contracted with them. The new facility agreement included significant constraints on our operations and our ability to make additional investments and required that a substantial amount of internally generated cash from asset sales be used to pre-pay our obligations under the facility agreement. In 2004, our shareholders also indicated that they were not willing to invest additional equity capital in us. We revised our discounted cash flow projection downward in 2004 to reflect these factors. In addition, we were aware that our shareholders were in discussions to sell their stake in us for consideration significantly less than our net equity value. As a result of our analysis, we recorded a $132.4 million impairment to write down all of our then existing goodwill in 2004.

Critical Accounting Policies Applicable to Us

        Our Management's Discussion and Analysis of Financial Condition and Results of Operations is based upon our consolidated financial statements, which have been prepared in accordance with U.S. GAAP, and require us to make estimates and assumptions that affect the amounts reported in the consolidated financial statements and accompanying notes. The use of estimates is or could be a significant factor affecting the reported carrying values of flight equipment, investments, trade and notes receivable, deferred tax assets and accruals and reserves. Our estimates and assumptions are based on historical experiences and currently available information. We utilize professional appraisers and valuation experts, where possible, to support our estimates, particularly with respect to flight equipment. Despite our best efforts, actual results may differ from our estimates under different conditions, sometimes materially. A summary of our significant accounting policies is presented in Note 2 to our audited consolidated financial statements included elsewhere in this prospectus. Critical accounting policies and estimates are defined as those that are both most important to the portrayal of our financial condition and results of operations and require our most subjective judgments, estimates and assumptions. Our most critical accounting policies and estimates are described below.

  Lease Revenue Recognition

        We lease flight equipment principally under operating leases and report rental income on a straight-line basis over the life of the lease as it is earned. Virtually all of our lease contracts require payment in advance. Rents collected in advance of when they are earned are recorded as deferred revenue on our balance sheet and recorded as lease revenue as they are earned. Provisions for doubtful notes and accounts receivables are recorded in the income statement when rentals become past-due and the rentals exceed security deposits held, except where it is anticipated that the lease will end in repossession and then provisions are made regardless of the level of security deposits. Our management monitors the status of customers and the collectability of their receivables based on factors such as the customer's credit worthiness, payment performance, financial condition and requests for modifications of lease terms and conditions. Customers for whom collectability is not reasonably assured are placed on non-accrual status and revenue is recorded on a cash basis. When our management deems the collectability to be reasonably assured, based on the above factors, the customer is removed from non-accrual status and revenue is recognized on an accrual basis. As described below under "Accrued Maintenance Liability", revenue from supplemental maintenance rent is recognized when we are no longer legally obligated to refund such rent to our customer, which normally coincides with lease termination or where the terms of the lease allow us to control the occurrence, timing or amount of such reimbursement.

  Depreciation and Amortization

        Flight equipment held for operating leases, including aircraft, is recorded on our balance sheet at cost less accumulated depreciation and impairment. Aircraft are depreciated over the assets' useful life, which is 25 years from the date of manufacture for substantially all of our aircraft, using the straight-line method to estimated residual values. Estimated residual values are generally determined to be approximately 15% of the manufacturer's price.

        We depreciate current production model engines on a straight-line basis over a 15-year period from the acquisition date to an estimated residual value. We estimate residual values of current production model engines based on observed current market prices and management expectations of value trends. Out-of-production engines are depreciated on a straight-line basis over an estimated useful life ranging from five to seven years to an estimated residual value. The carrying value of flight equipment that we designate for disassembly is transferred to our inventory pool and is held for sale at the time of such designation. We discontinue the depreciation of our flight equipment when it is held as inventory. Differences between our estimates of useful lives and residual values and actual experience may result in future impairments of aircraft or engines and/or additional gains or losses upon disposal. We review residual values of aircraft and engines periodically based on our knowledge of current residual values and residual value trends to determine if they are appropriate and record adjustments as necessary.

        Intangibles related to customer relationships are amortized over ten years, which is the length of time that we expect to benefit from existing customer relationships. The amortization in each year is based on the anticipated sales in each year which benefit from such relationships. Our FAA certificate is amortized straight-line over 15 years, the remaining estimated useful life of the engine type to which the repair station certificate relates. Amortization of the non-compete agreement is straight-line over six years, which is the sum of the term of the employment agreements of the related individuals and the term of the non-compete agreements.

  Inventory

        Inventory, which consists exclusively of finished goods, is valued at the lower of cost or market. Cost is primarily determined using the specific identification method for individual part purchases and whole engines and on an allocated basis for dismantled engines, aircraft, and bulk inventory purchases using the relationship of the cost of the dismantled engine, aircraft or bulk inventory purchase to estimated remaining sales value at the time of purchase. We evaluate the carrying value of inventory on a regular basis in order to account for any permanent impairment in values. We estimate market value for this purpose based on internal estimates of sales values and recent sales activity of similar inventory.

  Impairments

        In accordance with FAS 144, Accounting for the Impairment or Disposal of Long-Lived Assets, our flight equipment held for operating lease and definite lived intangible assets are evaluated for impairment when events and circumstances indicate that the carrying amounts of those assets may not be recoverable. The review for recoverability includes an assessment of the estimated future cash flows associated with the use of an asset and its eventual disposition. If the sum of the expected future cash flows (undiscounted and without interest charges) is less than the carrying amount of the asset, an impairment loss is recognized. The loss is measured as the excess of the carrying amount of the impaired asset over its fair value. Fair value reflects the present value of cash expected to be received from the asset in the future, including its expected residual value discounted at a rate commensurate with the associated risk. Future cash flows are assumed to occur under then current market conditions and assume adequate time for a sale between a willing buyer and a willing seller. Expected future lease rates are based on all relevant information available, including current contracted rates for similar assets, appraisal data and industry trends. Residual value assumptions generally reflect an asset's booked residual, except where more recent industry information indicates a different value is appropriate.

        In accordance with FAS 142, Goodwill and Other Intangible Assets, we evaluate any goodwill and indefinite lived intangible assets for impairment at the reporting unit level each year or upon the occurrence of events or circumstances that indicate that the asset may be impaired. We determine the fair value of our reporting units using discounted cash flow and earnings multiples valuation methodologies. When our valuation suggests that the fair value of our reporting unit is less than our net equity, we determine the amount of implied goodwill by allocating the fair value of the reporting unit to our assets and liabilities as we would in purchase accounting and adjust our goodwill to its implied value through an impairment entry. If we fail to meet our forecasted future cash flows or if weak economic conditions prevail in our primary markets, the estimated fair values of our reporting unit may be adversely affected, resulting in impairment charges.

  Allocation of Purchase Price to Acquired Assets

        We account for business combinations in accordance with FAS 141, Business Combinations. We apply the purchase price of all acquisitions to the fair value of acquired assets and liabilities, including identifiable intangible assets and liabilities. To determine fair value, we utilize a combination of third party appraisers, our own recent experience in the market place and discounted cash flow analyses. Our discounted cash flow analyses require us to make estimates and assumptions of the future use of these assets and their impact on our financial position. We apply a discount rate to each different asset or liability based on prevailing interest rates and the underlying credit of the obligor.

  Accrued Maintenance Liability

        On September 8, 2006, the Financial Accounting Standards Board issued the FSP No. AUG AIR-1 "Accounting for Planned Major Maintenance Activities" (the "FSP"). The FSP amends certain provisions in the AICPA Industry Audit Guide, "Audit of Airlines", and is applicable for our financial year beginning January 1, 2007.

        In all of our leases, lessees are responsible for maintenance and repairs of our flight equipment and related expenses during the term of the lease. In many operating lease and finance lease contracts, the lessee has the obligation to make periodic payments of supplemental rent which are calculated with reference to the utilization of airframes, engines and other major life-limited components during the lease. In the majority of these types of leases, we do not recognize such supplemental rent received as revenue, but as an accrued maintenance liability. In these leases, upon lessee presentation of invoices evidencing the completion of qualifying maintenance on the flight equipment, we make a payment to the lessee up to the amount of supplemental rents collected and charge such payment against the existing accrued maintenance liability. In shorter-term lease contracts (primarily engine lease contracts) where the terms of the lease are designed specifically to allow us to directly manage the occurrence, timing and associated cost of qualifying maintenance work on the flight equipment, we recognize supplemental rents collected during the lease as lease revenue and not as accrued maintenance liability. For flight equipment subject to these shorter-term contracts, we record a charge to leasing expenses at the time maintenance work is performed on the flight equipment.

        In most lease contracts not requiring the payment of supplemental rents, the lessee is required to re-deliver the aircraft in a similar maintenance condition (normal wear and tear excepted) as when accepted under the lease, with reference to major life-limited components of the aircraft. To the extent that such components are redelivered in a different condition than at acceptance, there is normally an end-of-lease compensation adjustment for the difference at redelivery. We recognize receipts of end-of-lease compensation adjustments as lease revenue when received and payments of end-of-lease adjustments as leasing expenses when paid.

        In addition, in both types of contracts, we may be obligated to make additional payments to the lessee for maintenance related expenses (lessor maintenance contributions or top-ups) primarily related to usage of major life-limited components occurring prior to the lease. We record a charge to leasing expenses at the time of the occurrence of a lessor contribution or top-up payment, except in instances where we have established an accrual as an assumed liability for such payment in connection with the purchase of an aircraft with a lease attached, in which case such payments are charged against the existing accrual.

        For all of our lease contracts, any amounts of accrued maintenance liability existing at the end of a lease are released and recognized as lease revenue at lease termination. When flight equipment is sold, the portion of the accrued maintenance liability which is not specifically assigned to the buyer is released from the balance sheet and recognized as sales revenue as part of the sale of the flight equipment.

  Consolidation

        We consolidate all companies in which we have direct or indirect legal or effective control and all variable interest entities for which we are deemed the primary beneficiary under FIN 46R. Consolidated entities include certain joint ventures such as our AerVenture and Bella joint ventures, our Aircraft Lease Securitisation securitization vehicle and our AerFunding financing vehicle, but exclude AerDragon and Annabel. The determination of which entities are variable interest entities and of which variable interest entities we are the primary beneficiary involves the use of significant estimates, including whether the entity has sufficient equity to finance its activities without additional subordinated financial support and the expected cash flows to the entity and distributions of those cash flows in the future. We estimate expected cash flows based on the variable interest entities' contractual rights and obligations as well as reasonable expectations for future business developments. We then adjust these cash flow estimates to simulate possible changes in economic trends which could impact the variable interest entity to determine which entity will absorb a majority of the variability in order to determine if we are the primary beneficiary of the variable interest entity.

  Deferred Income Taxes

        We provide for income taxes according to FAS 109, Accounting for Income Taxes. We have significant tax loss carryforwards in certain of our subsidiaries. We evaluate valuation allowances for tax losses at the individual company level or consolidated tax group level in accordance with the tax law in the specific jurisdiction. We evaluate the potential for recovery of our tax losses by estimating the future taxable profits expected from each subsidiary and considering prudent and feasible tax planning strategies. In estimating future taxable profits, we consider all current contracts and assets of the business, as well as a reasonable estimation of future taxable profits achievable by us. If we are not able to achieve the level of projected taxable profits used in our assessment, and no tax planning strategies are available to us, an additional valuation allowance may be required against our tax assets with a corresponding charge to our income statement in the future.

Financial Period Convention

        AerCap Holdings C.V. (the predecessor to AerCap Holdings N.V.) was formed on June 27, 2005; however, it did not commence operations until June 30, 2005, when it acquired all of the shares and certain of the liabilities of AerCap B.V. AerCap Holdings C.V.'s initial accounting period was from June 27, 2005 to December 31, 2005 but it generated no material revenue or expense between June 27, 2005 and June 30, 2005, and did not have any material assets before the 2005 Acquisition. For convenience of presentation only, we have labeled AerCap Holdings C.V.'s initial accounting period in table headings in this prospectus as the six months ended December 31, 2005. In addition, for presentation purposes in this Management's Discussion and Analysis of Financial Condition and Results of Operations, we have combined the six months ended June 30, 2005 of AerCap B.V., our predecessor, with AerCap Holdings C.V.'s initial accounting period into a 12 month period ended December 31, 2005. The financial information presented for this combined period reflects the addition, with no adjustments, of the results of AerCap B.V. for the six months ended June 30, 2005 and for AerCap Holdings C.V.'s initial accounting period ended December 31, 2005. The combined period information is included as a combined presentation since it is the way our management analyzes our business results. This combined presentation, however, is not in accordance with U.S. GAAP and should be considered as supplemental information only.

Revenues

        Our revenues consist primarily of lease revenue from aircraft and engine leases, sales revenue, management fee revenue and interest revenue.

  Lease Revenue

        Nearly all of our aircraft and engine lease agreements provide for the payment of a fixed, periodic amount of rent or a floating, periodic amount of rent tied to interest rates during the term of the lease. In limited circumstances, our leases may require a basic rental payment based partially or exclusively on the amount of usage during a period. In addition, we recognize revenue at lease termination when we collect end-of-lease compensation payments or release accrued maintenance liabilities which are not required to be paid to the lessee. The amount of lease revenue we recognize is primarily influenced by five factors:

  •
  the contracted lease rate, which is highly dependent on the age, condition and type of the leased equipment;

  •
  for leases with rates tied to floating interest rates, interest rates during the term of the lease;

  •
  the number, type, condition and age of flight equipment subject to lease contracts;

  •
  the lessee's performance of their lease obligations; and

  •
  the amount of end-of-lease compensation payments we receive and the amount of accrued maintenance liabilities released to revenue at the end of a lease.

        In addition to aircraft or engine specific factors such as the type, condition and age of the asset, the lease rates for our leases with fixed rental payments are determined in part by reference to the prevailing interest rate for a debt instrument with a term similar to the lease term and with a similar credit quality as the lessee at the time we enter into the lease. Many of the factors described in the bullet points above are influenced by global and regional economic trends, airline market conditions, the supply and demand balance for the type of flight equipment we own and our ability to remarket flight equipment subject to expiring lease contracts under favorable economic terms.

        We operate our business on a global basis. As of March 31, 2007, we had 133 aircraft on lease (excluding four aircraft that we intend to disassemble or sell at the end of their leases) to 57 customers in 35 countries, with no lessee accounting for more than 10% of lease revenue in the year ended December 31, 2006 and the three months ended March 31, 2007. The following table shows the regional profile of our lease revenue for the periods indicated:

	AerCap B.V.		AerCap Holdings N.V.
	Year ended December 31, 2004	Six months ended June 30, 2005	Six months ended December 31, 2005	Year ended December 31, 2006	Three months ended March 31, 2007
Asia-Pacific	35%	43%	44%	43%	33%
Europe	36	33	33	35	37
North America/Caribbean	21	18	18	15	21
Latin America	7	6	5	7	9
Africa/Middle East	1	—	—	—	—

Total	100%	100%	100%	100%	100%

        The geographical concentration of our customer base has varied historically, reflecting the opportunities available in particular markets at a given time.

  Sales Revenue

        Our sales revenue is generated from the sale of our aircraft, engines, and inventory. The price we receive for our aircraft, engines and inventory is largely dependent on the condition of the asset being sold, prevailing interest rates, airline market conditions and the supply and demand balance for the type of asset we are selling. Before the 2005 Acquisition, we primarily sold older Fokker, Airbus and Boeing aircraft. After the 2005 Acquisition, we began focusing on aircraft trading and began opportunistically selling newer Airbus and Boeing aircraft. As a result, our sales revenue has increased significantly after the 2005 Acquisition. The timing of the closing of aircraft and engine sales is often uncertain, as a sale may be concluded swiftly or negotiations may extend over several weeks or months.

As a result, even if sales are comparable over a long period of time, during any particular fiscal quarter or other reporting period we may close significantly more or fewer sale transactions than in other reporting periods. Accordingly, sales revenue recorded in one fiscal quarter or other reporting period may not be comparable to sales revenue in other periods.

  Management Fee Revenue

        We generate management fee revenue through a variety of management services that we provide to non-consolidated aircraft securitization vehicles and joint ventures and third party owners of aircraft. Our management services include leasing and remarketing services, cash management and treasury services, technical advisory services and accounting and administrative services. We currently generate almost three quarters of our management fee income from services we provide to two securitization vehicles, Airplanes Group and AerCo. Since Aircraft Lease Securitisation's results are consolidated in our financial statements, we do not generate any accounting revenue from the services we provide to it.

  Interest Revenue

        Our interest revenue is derived primarily from deposit interest on unrestricted and restricted cash balances and interest recognized on financial instruments we hold, such as notes issued by lessees in connection with lease restructurings and subordinated debt investments in unconsolidated securitization vehicles or affiliates. The amount of interest revenue we recognize in any period is influenced by the amount of free or restricted cash balances, the principal balance of financial instruments we hold, contracted or effective interest rates, and movements in provisions for financial instruments which can affect adjustments to valuations or provisions.

  Other Revenue

        Our other revenue includes net gains or losses we generate from the sale of aircraft related investments, such as our subordinated interests in securitization vehicles and notes, warrants or convertible securities issued by our lessees, which we receive from lessees as compensation for amounts owed to us in connection with lease restructurings. The amount of other revenue recognized in any period is influenced by the number of saleable financial instruments we hold, the credit profile of the obligor and the demand for such investments in the market at the time. Since there is limited or no market liquidity for some of the securities we receive in connection with lease restructurings, making the securities difficult to value, and because many of the issuers of the securities are in a distressed financial condition, we may experience volatility in our revenues when we sell our aircraft related investments due to significant changes in their value.

Operating Expenses

        Our primary operating expenses consist of depreciation, interest on debt, other operating expenses and selling, general and administrative expenses.

  Depreciation

        We depreciate our aircraft on a straight-line basis over the asset's useful life, which is 25 years from the date of manufacture for substantially all of our aircraft, to an estimated residual value. We depreciate current production model engines on a straight-line basis over a 15-year period from the acquisition date to an estimated residual value. Out-of-production engines are depreciated on a straight-line basis over an estimated useful life ranging from five to seven years to an estimated residual value. Our depreciation expense is influenced by the adjusted gross book values of our flight equipment, the depreciable life of the flight equipment and the estimated residual value of the flight equipment. Adjusted gross book value is the original cost of our flight equipment, including purchase expenses, adjusted for subsequent capitalized improvements, impairments, and accounting basis adjustments associated with business combinations.

  Cost of Goods Sold

        Our cost of goods sold consists of the net book value of flight equipment, including inventory, sold to third parties at the time of the sale. Before the 2005 Acquisition, we primarily sold older Fokker, Airbus and Boeing aircraft. After the 2005 Acquisition, we began focusing on aircraft trading and began opportunistically selling newer Airbus and Boeing aircraft. As a result, our cost of good sold has increased significantly after the 2005 Acquisition.

  Interest on Debt

        Our interest on debt expense arises from a variety of funding structures and related derivative instruments as described in "Indebtedness". Interest on debt expense in any period is primarily affected by contracted interest rates, principal amounts of indebtedness, including notional values of derivative instruments and unrealized mark-to-market gains or losses on derivative instruments. Since we recognize mark-to-market gains and losses on our derivative instruments, our interest on debt expense may fluctuate significantly from one period to another due to changes in market interest rates. Accordingly, interest on debt expense recorded in one fiscal quarter or other reporting period may not be comparable to interest on debt expense in other periods.

  Other Operating Expenses

        Our other operating expenses consist primarily of operating lease-in costs, leasing expenses and provision for doubtful notes and accounts receivable.

        Our operating lease-in costs relate to our lease obligations for aircraft we lease from financial investors and sublease to aircraft operators. We entered into all of our lease-in transactions between 1988 and 1992 and these leases expire between 2008 and 2012. As described in Note 16 to our consolidated financial statements included in this prospectus, we have established an onerous contract accrual equal to the difference between the present value of our lease expenses and the sublease revenue we receive, discounted at appropriate discount rates. The amount of this liability amortizes monthly as a reduction of operating lease-in costs on a constant yield basis as we meet our obligations to the aircrafts' legal owners under the applicable leases.

        Our leasing expenses consist primarily of maintenance expenses on our flight equipment, which we incur when our flight equipment is off lease, lessor maintenance contribution expenses, technical expenses we incur to monitor the maintenance condition of our flight equipment during a lease, end of lease compensation payments, expenses to transition flight equipment from an expired lease to a new lease contract and non-capitalizable flight equipment transaction expenses. As indicated in our unaudited condensed consolidated interim income statements for the three months ended March 31, 2006 and 2007 and our audited consolidated income statements for the year ended December 31, 2004, the six months ended June 30, 2005, the six months ended December 31, 2005 and the year ended December 31, 2006 included in this prospectus, we have adjusted leasing our expenses in each period in connection with our adoption of FSP No. AUG AIR-1 "Accounting for Planned Major Maintenance Activities" issued on September 8, 2006, by the Financial Standards Board (the "FSP").

        Our provision for doubtful notes and accounts receivable consists primarily of provisions we establish to reduce the carrying value of our notes and accounts receivables to estimated collectible levels.

        The primary factors affecting our other operating expenses are:

  •
  lessee defaults, which may result in additional provisions for doubtful notes and accounts receivable, material expenses to repossess flight equipment and restore it to an airworthy and marketable condition, unanticipated lease transition costs, and an increase to our onerous contract accrual;

  •
  the amount of lessor maintenance contribution payments we are required to make; and

  •
  the frequency of lease transitions and the associated costs.

  Selling, General and Administrative Expenses

        Our principal selling, general and administrative expenses consist of personnel expenses, including salaries, share-based compensation charges, employee benefits, professional and advisory costs and office and travel expenses as summarized in Note 23 to our audited consolidated financial statements included in this prospectus. The level of our selling, general and administrative expenses is influenced primarily by our number of employees and the extent of transactions or ventures we pursue which require the assistance of outside professionals or advisors. Our selling, general and administrative expenses also include the mark-to-market gains and losses for our foreign exchange rate hedges related to our Euro denominated selling, general and administrative expenses.

Provisions for Income Taxes

        Our operations are taxable primarily in four main jurisdictions in which we manage our business: The Netherlands, Ireland, the United States and Sweden. Deferred income taxes are provided to reflect the impact of temporary differences between our U.S. GAAP income from continuing operations before income taxes and minority interests and our taxable income. Our effective tax rate has varied significantly year to year from 2003 to 2006. The primary source of temporary differences is the availability of accelerated tax depreciation in our primary operating jurisdictions. Our effective tax rate in any year depends on the tax rates in the jurisdictions from which our income is derived along with the extent of permanent differences between U.S. GAAP income from continuing operations before income taxes and minority interests and taxable income.

        We have substantial tax losses in certain jurisdictions which can be carried forward, which we recognize as tax assets. We evaluate the recoverability of tax assets in each jurisdiction in each period based upon our estimates of future taxable income in those jurisdictions. If we determine that we are not likely to generate sufficient taxable income in a jurisdiction prior to expiration, if any, of the availability of tax losses, we establish a valuation allowance against the tax loss to reduce the tax asset to its recoverable value. We evaluate the appropriate level of valuation allowances annually and make adjustments as necessary. Increases or decreases to valuation allowances can affect our provision for income taxes on our consolidated income statement and consequently may affect our effective tax rate in a given year. The consummation of this offering will give rise to an "ownership change" for U.S. federal income tax purposes. This ownership change will create an annual limitation on our ability to utilize some of our U.S. tax net operating loss carryforwards against the taxable income of our U.S. subsidiaries. Notwithstanding this limitation, we believe that we will be able to utilize all U.S. tax net operating loss carryforwards that are valued as tax assets on our balance sheet prior to the expiration of those loss carryforwards.

Recent Developments

        On May 8, 2007, Aircraft Lease Securitisation completed a refinancing of its securitized notes with the issuance of $1.66 billion of AAA-rated class G-3 floating rate notes. The proceeds from the issuance of these notes were used to redeem all of the outstanding Aircraft Lease Securitisation debt, other than the most junior class of notes, to refinance the indebtedness that had been incurred to purchase 24 previously acquired aircraft, and to finance the purchase of four additional new aircraft, increasing Aircraft Lease Securitisation's aircraft portfolio size to 70 aircraft. The class G-3 notes bear an interest rate of one-month LIBOR plus 26 basis points. Concurrently with the Aircraft Lease Securitisation refinancing, our revolving credit facility was amended and restated, resulting in a reduced interest rate spread and a two-year extension of the revolving period. The size of our revolving credit facility remains $1.0 billion. As a result of the Aircraft Lease Securitisation refinancing and the amendment to our revolving credit facility, we expect to report a non-recurring expense in the second quarter of 2007 of approximately $27 million for the write-off of unamortized debt issuance costs related to the refinanced debt, costs related to the prepayment of the prior Aircraft Lease Securitisation notes and other related fees.

        During the three months ended June 30, 2007, in addition to sales of parts inventory and one aircraft by our subsidiary, AeroTurbine, we sold one Airbus A321 aircraft and one Boeing 737-400 aircraft, both of which were previously classified as flight equipment held for operating leases. Sales revenue resulting from the sale of these two aircraft totaled $57.4 million. The cost of goods sold related to the sale of these two aircraft totaled $37.8 million. During the three months ended June 30, 2007, we took delivery of one Airbus A320-200 aircraft, one A319-100 aircraft and one Boeing 737-800, each of which we had contracted to purchase in prior periods. In addition, AeroTurbine, our subsidiary, purchased two Airbus A320-200 aircraft, two Boeing 757 aircraft, three Bombardier aircraft and one McDonnell Douglas MD-83 aircraft in the three months ending June 30, 2007. At June 30, 2007, the anticipated gross book value of flight equipment we expect to take delivery of or agree to acquire during the full year 2007, based on contracted purchase agreements and signed letters of intent was $791.9 million. Of that amount, a total of approximately $458.6 million was delivered to us during the first six months of 2007, including the aircraft discussed above delivered during the three months ended June 30, 2007.

        During the three months ended June 30, 2007, we reached an agreement on the value of a damages claim we had filed with a previous lessee which had filed for bankruptcy protection. We had previously sold our claim to a third party subject to final valuation of the claim. We recognized a gain of $9.0 million upon signing the settlement agreement with the airline which will be recorded as other income on our consolidated income statements for the three months ended June 30, 2007.

        During the three months ended June 30, 2007, we executed sale agreements for the sale of three Airbus A330-300 aircraft subject to leases, which we expect to deliver in July 2007. In addition, we executed agreements for the sale of two A300 freighter aircraft subject to leases, of which one is expected to be delivered in September 2007 and the other is expected to be delivered in September 2008. The aggregate sales price for the four aircraft to be delivered in the three months ending September 30, 2007 was approximately $170 million. All aircraft mentioned above will be classified as flight equipment available for sale on our consolidated balance sheet at June 30, 2007.

Results of Operations

  Results of Operations for the Three Months Ended March 31, 2007 Compared to the Three Months Ended March 31, 2006

        The following table shows a comparison of our results for the three months ended March 31, 2007 to the three months ended March 31, 2006.

	AerCap Holdings N.V.
	Three months ended March 31, 2006	Three months ended March 31, 2007	Increase/ (decrease)	Percentage difference
	(US dollars in millions)
Revenues
Lease revenue	$88.0	$139.7	$51.7	58.8%
Sales revenue	33.2	148.9	115.7	348.5%
Management fee revenue	3.7	3.0	(0.7)	(18.9)%
Interest revenue	8.9	7.3	(1.6)	(18.0)%
Other revenue	5.3	10.6	5.3	100.0%

Total revenues	139.1	309.5	170.4	122.5%
Expenses
Depreciation	24.3	33.9	9.6	39.5%
Cost of goods sold	20.5	118.0	97.5	475.6%
Interest on debt	28.2	50.5	22.3	79.1%
Other operating expenses	9.6	10.1	0.5	5.2%
Selling, general and administrative expenses	11.1	26.6	15.5	139.6%

Total expenses	93.7	239.1	145.4	155.2%
Income from continuing operations before income taxes and minority interest	45.4	70.4	25.0	55.1%
Provision for income taxes	(10.4)	(10.0)	0.4	3.8%
Minority interest net of taxes	0.6	0.2	(0.4)	(66.7)%

Net income	$35.6	$60.6	$25.0	70.2%

        Revenues.    Our total revenues increased by $170.4 million, or 122.5%, to $309.5 million in the three months ended March 31, 2007 from $139.1 million in the three months ended March 31, 2006. In the three months ended March 31, 2007, we generated $256.4 million in our aircraft segment and $53.0 million in our engine and parts segment, and, in the three months ended March 31, 2006, we generated $139.1 million in our aircraft segment and no revenue in our engine and parts segment since we had not yet acquired AeroTurbine.

        The increase in lease revenue was attributable primarily to:

  •
  the acquisition between January 1, 2006 and March 31, 2007 of 54 aircraft with an aggregate net book value of $1.1 billion at the date of acquisition, partially offset by the sale of 21 aircraft, (primarily older Fokker aircraft) during such period, with an aggregate net book value of $230.4 million at the date of sale, which resulted in a $20.9 million increase in lease revenue;

  •
  an increase of $16.2 million in lease revenue in the three months ended March 31, 2007 resulting from previously collected maintenance rents which were recognized as revenue at the termination of leases on four aircraft in the three months ended March 31, 2007. The revenue from recognition of previously received maintenance rents in the three months ended March 31, 2006 was primarily the result of a lease termination on one aircraft;

  •
  the AeroTurbine acquisition on April 26, 2006, which resulted in a $11.7 million increase in lease revenue in the three months ended March 31, 2007; and

  •
  an increase in payments from leases with lease rates tied to floating interest rates in the three months ended March 31, 2007 due to increases in market interest rates, which resulted in a $4.5 million increase in lease revenue between the two periods.

        The increase in sales revenue was attributable primarily to:

  •
  an increase in average sales price to $21.4 million (four aircraft) in the three months ended March 31, 2007 from $5.5 million (six aircraft) in the three months ended March 31, 2006. The increase of the average sales price was mainly the result of the mix of aircraft types sold and increased demand for the sold aircraft. In the three months ended March 31, 2007, we sold one A330 in addition to three Fokker 100 aircraft while in the prior period we sold six Fokker 100 aircraft;

  •
  the AeroTurbine Acquisition on April 26, 2006, which resulted in a $41.2 million increase in sales revenue in the three months ended March 31, 2007; and

  •
  the sale of three spare engines by AerVenture, which resulted in a $22.1 million increase in sales revenue in the three months ended March 31, 2007.

        The decrease in management fee revenue in the three months ended March 31, 2007 compared to the three months ended March 31, 2006 was due to the termination of a management contract due to the liquidation of the aircraft-owning entity and due to a decrease in management fees on one of our contracts as a result of a reduction, over time, in managed aircraft under the contract due to sales of aircraft in the portfolio.

        The decrease in interest revenue in the three months ended March 31, 2007 compared with the three months ended March 31, 2006 was due to the sale of financial assets in 2006. In 2006 we sold four unsecured notes receivable which generated interest revenue in the three months ended March 31, 2006.

        The increase in other revenue was primarily due to the gain of $10.7 million in the three months ended March 31, 2007 from the reversal of a liability upon cancellation of a guarantee we provided in connection with a lease-in/lease-out structure that was unwound in the three months ended March 31, 2007. The $10.7 million increase in other revenue increased our net income in the three months ended March 31, 2007 by an equivalent amount. In the three months ended March 31, 2006, we sold two unsecured notes receivable for a gain of $4.2 million and received $1.1 million from an investment in liquidation.

        Depreciation.    Depreciation increased by $9.6 million, or 39.5%, to $33.9 million in the three months ended March 31, 2007 from $24.3 million in the three months ended March 31, 2006 due primarily to the acquisition between January 1, 2006 and March 31, 2007 of 54 aircraft for leasing with an aggregate net book value of $1.1 billion at the date of acquisition, partially offset by the sale of 21 aircraft, (primarily older Fokker aircraft) during such period, with an aggregate net book value of $230.4 million at the date of sale and the increased depreciation resulting from the AeroTurbine Acquisition.

        Cost of Goods Sold.    Cost of goods sold increased by $97.5 million, or 475.6%, to $118.0 million in the three months ended March 31, 2007 from $20.5 million in the three months ended March 31, 2006 primarily due to:

  •
  an increase in average cost of goods sold for each aircraft. The average cost of goods sold for each aircraft increased to $15.3 million in the three months ended March 31, 2007 from $3.4 million in the three months ended March 31, 2006. The increase of the average cost of goods sold was the result of the mix of aircraft types sold, which included one A330 aircraft in the three months ended March 31, 2007;

  •
  the AeroTurbine Acquisition on April 26, 2006, which resulted in a $35.2 million increase in cost of goods sold; and

  •
  the sale of three spare engines by AerVenture, which resulted in a $21.8 million increase in cost of goods sold in the three months ended March 31, 2007.

        Interest on Debt.    Our interest on debt increased by $22.3 million, or 79.1%, to $50.5 million in the three months ended March 31, 2007 from $28.2 million in the three months ended March 31, 2006. The increase in interest on debt was principally caused by:

  •
  a $9.9 million decrease in the recognition of mark-to-market gains on derivatives to a $3.3 million loss in the three months ended March 31, 2007 from a $6.6 million gain in the three months ended March 31, 2006;

  •
  the AeroTurbine Acquisition on April 26, 2006, which resulted in a $1.4 million increase in interest on debt; and

  •
  an increase in the average interest rate on our debt in the three months ended March 31, 2007 to 7.1% from 6.0% in the three months ended March 31, 2006 due to the increase in market interest rates.

        Other Operating Expenses.    Our other operating expenses increased by $0.5 million, or 5.2%, to $10.1 million in the three months ended March 31, 2007 from $9.6 million in the three months ended March 31, 2006. The principal categories of our other operating expenses and their variances were as follows:

	Three months ended March 31, 2006	Three months ended March 31, 2007	Increase/ (decrease)	Percentage difference
	(US dollars in millions)
Operating lease in costs	$6.4	$6.2	$(0.2)	(3.1)%
Leasing expenses	4.5	4.0	(0.5)	(11.1)%
Provision for doubtful notes and accounts receivable	(1.3)	(0.1)	1.2	92.3%

Total	$9.6	$10.1	$0.5	5.2%

        The increase in our other operating expenses was primarily due to a $1.2 million decrease in the level of recoveries of certain provisioned receivables in the three months ended March 31, 2007 compared to the three months ended March 31, 2006.

        Selling, General and Administrative Expenses.    Our selling, general and administrative expenses increased by $15.5 million, or 139.6%, to $26.6 million in the three months ended March 31, 2007 from $11.1 million in the three months ended March 31, 2006, due primarily to (i) the AeroTurbine Acquisition on April 26, 2006, which resulted in a $11.0 million increase in selling, general and administrative expenses and (ii) charges for share-based compensation in the amount of $2.5 million in the three months ended March 31, 2007 which did not occur in the three months ended March 31, 2006.

        Income From Continuing Operations Before Income Taxes and Minority Interests.    For the reasons explained above, our income from continuing operations before income taxes and minority interests increased by $25.0 million, or 55.1%, to $70.4 million in the three months ended March 31, 2007 from $45.4 million in the three months ended March 31, 2006.

        Provision for Income Taxes.    Our provision for income taxes decreased by $0.4 million to $10.0 million in the three months ended March 31, 2007 from $10.4 million in the three months ended March 31, 2006. Our effective tax rate for the three months ended March 31, 2007 was 14.2% and was 23.0% for the three months ended March 31, 2006. The effective tax rate decreased primarily due to an increase in income generated in lower tax jurisdictions and a reduction in the Netherlands corporate tax rate from 29.6% to 25.5%.

        Net Income.    For the reasons explained above, our net income increased by $25.0 million, or 70.2%, to $60.6 million in the three months ended March 31, 2007 from $35.6 million in the three months ended March 31, 2006.

  Results of Operations for 2006 Compared to 2005

		Year ended December 31, 2006
	Year ended December 31, 2005
		AerCap Holdings N.V.	Increase/ (decrease)	Percentage Difference
	Aggregate non-GAAP
	(US dollars in millions)
Revenues
Lease revenue	$335.8	$443.9	$108.1	32.2%
Sales revenue	88.3	301.4	213.1	241.3%
Management fee revenue	14.2	14.1	(0.1)	(0.7)%
Interest revenue	33.4	34.7	1.3	3.9%
Other revenue	4.5	20.3	15.8	351.1%

Total revenues	476.2	814.4	338.2	71.0%
Expenses
Depreciation	112.3	102.4	(9.9)	(8.8)%
Cost of goods sold	68.2	220.3	152.1	223.0%
Interest on debt	114.6	166.2	51.6	45.0%
Other operating expenses	59.0	46.5	(12.5)	(21.2)%
Selling, general and administrative expenses	46.5	149.4	102.9	221.3%

Total expenses	400.6	684.8	284.2	70.9%
Income from continuing operations before income taxes and minority interest	75.6	129.6	54.0	71.4%
Provision for income taxes	(10.0)	(21.2)	(11.2)	(112.0)%
Minority interest net of taxes	—	0.6	0.6	100.0%

Net income	$65.6	$109.0	$43.4	66.2%

        Our results of operations for the year ended December 31, 2005 represent an aggregation of the results of operations for AerCap B.V. from January 1, 2005 to June 30, 2005 when it was owned by our prior shareholders and the results of operations for AerCap Holdings N.V. from June 27, 2005 (inception of AerCap Holdings C.V.) to December 31, 2005 following the 2005 Acquisition on June 30, 2005. These results have been aggregated to provide investors with information related to our operating results for the full year of 2005 on the same basis our management uses to analyze our business results and to provide a basis for comparing our results of operations in 2005 with our results for the year ended December 31, 2006. Results of operations for AerCap Holdings N.V. after the 2005 Acquisition include the effects of purchase accounting related to the 2005 Acquisition and, therefore, are not directly comparable to the results of operation for AerCap B.V. in the prior periods. In addition, due to the effects of purchase accounting related to the 2005 Acquisition, results of operations for periods which combine the results of AerCap B.V. prior to the 2005 Acquisition with the results of AerCap N.V. after the 2005 Acquisition are not comparable to periods of a similar length, but which include the results exclusively for periods after the 2005 Acquisition. The material impacts on our consolidated income statement of the 2005 Acquisition are reflected in lower depreciation expense due to reduced net book values, which resulted in a $20.9 million decrease in depreciation expense in 2005, and in lower interest on debt expense due to the elimination of certain debt, which resulted in a $19.6 million decrease in interest on debt expense in 2005. Other than the corresponding effect on income from continuing operations before income taxes and net income, the 2005 Acquisition did not materially impact any of the other line items in our consolidated income statement in 2005. We have included a reconciliation of our 2005 aggregate period results to our consolidated income statements prepared in accordance with U.S. GAAP in the table below:

	AerCap B.V.	AerCap Holdings N.V.	Aggregate non-GAAP
	Six months ended June 30, 2005	Six months ended December 31, 2005	Year ended December 31, 2005
	(US dollars in millions)
Revenues
Lease revenue	$162.2	$173.6	$335.8
Sales revenues	75.8	12.5	88.3
Management fee revenue	6.5	7.7	14.2
Interest revenue	13.1	20.3	33.4
Other revenue	3.5	1.0	4.5

Total revenues	261.1	215.1	476.2
Expenses
Depreciation	66.4	45.9	112.3
Cost of goods sold	57.6	10.6	68.2
Interest on debt	69.9	44.7	114.6
Other operating expenses	32.4	26.6	59.0
Selling, general and administrative expenses	19.6	26.9	46.5

Total expenses	245.9	154.7	400.6
Income from continuing operations before income taxes	15.2	60.4	75.6
Provisions for income taxes	0.6	(10.6)	(10.0)

Net income	$15.8	$49.8	$65.6

        The aggregation of the results of operations data for 2005 is not in accordance with U.S. GAAP. Since AerCap Holdings N.V is a different reporting entity for accounting purposes from AerCap B.V., the aggregated information should be considered as supplemental information only. The financial information presented for this combined period reflects the addition, with no adjustments, of the results of AerCap B.V. for the six months ended June 30, 2005 and the results of AerCap Holdings N.V. for the initial accounting period of the six months ended December 31, 2005.

        Revenues.    Our total revenues increased by $338.2 million, or 71.0%, to $814.4 million in the year ended December 31, 2006 from $476.2 million in the year ended December 31, 2005. In the year ended December 31, 2006, we generated $689.2 million of revenue in our aircraft segment and $125.2 million of revenue in our engine and parts segment, and, in the year ended December 31, 2005, we generated $476.2 million of revenue in our aircraft segment and no revenue in our engine and parts segment since we had not yet acquired AeroTurbine.

        The increase in lease revenue was attributable primarily to:

  •
  an increase of $33.6 million in the year ended December 31, 2006 resulting from previously collected maintenance rents which were recognized as revenue at the termination of leases on several A321 aircraft in 2006 whereas the revenue from recognition of previously collected maintenance rents in 2005 was primarily the result of lease terminations on Fokker aircraft, which have lower levels of related accrued maintenance; and

  •
  the AeroTurbine Acquisition which resulted in a $29.0 million increase in lease revenue in the year ended December 31, 2006;

  •
  the acquisition between January 1, 2005 and December 31, 2006 of 47 aircraft for leasing with an aggregate net book value of $1.2 billion at the date of acquisition, partially offset by the sale of 40 aircraft, (primarily older Fokker aircraft) during such period, with an aggregate net book value of $250.2 million at the date of sale, which resulted in a $28.9 million increase in lease revenue;

  •
  an increase in payments from leases with lease rates tied to floating interest rates in the year ended December 31, 2006 due to increases in market interest rates, which resulted in a $16.4 million increase in lease revenue.

        The increase in sales revenue was attributable primarily to:

  •
  an increase in average sales price to $12.2 million (19 aircraft) in the year ended December 31, 2006 from $4.2 million (21 aircraft) in the year ended December 31, 2005. The increase of the average sales price was mainly the result of the mix of aircraft types sold and increased demand for the sold aircraft. In the year ended December 31, 2006, we sold four A320 aircraft and two Boeing 757 aircraft in addition to 13 Fokker 100 aircraft while in the prior period we sold Fokker 50 and Fokker 100 aircraft and we only sold one A320 aircraft; and

  •
  the AeroTurbine Acquisition, which resulted in a $93.7 million increase in sales revenue.

        Management fee revenue did not materially change in the year ended December 31, 2006 compared to the year ended December 31, 2005.

        Interest revenue did not materially change in the year ended December 31, 2006 compared to the year ended December 31, 2005.

        The increase in other revenue was due to the increase in revenue from the sale of financial assets in the year ended December 31, 2006 compared to the year ended December 31, 2005. In the year ended December 31, 2006, we sold four unsecured notes receivable for a gain of $15.8 million, received $2.1 million from an investment in liquidation, sold notes secured by aircraft for a gain of $0.7 million and received $1.7 million from an insurance claim on an engine. In the year ended December 31, 2005, we sold our AerCo Series D Note for a gain of $4.6 million which was partially offset by our sale of notes secured by aircraft for a loss of $0.1 million.

        Depreciation.    Depreciation decreased by $9.9 million, or 8.8%, to $102.4 million in the year ended December 31, 2006 from $112.3 million in the year ended December 31, 2005 due primarily to the reduction of our asset values in connection with the 2005 Acquisition. The decrease was partially offset by the acquisition of 41 new aircraft between December 31, 2005 and December 31, 2006 with a book value at the time of the acquisition of $928.5 million and the increased depreciation resulting from the AeroTurbine Acquisition.

        Cost of Goods Sold.    Cost of goods sold increased by $152.1 million, or 223.0%, to $220.3 million in the year ended December 31, 2006 from $68.2 million in the year ended December 31, 2005 primarily due to:

  •
  an increase in average cost of goods sold for each aircraft. The average cost of goods sold for each aircraft increased to $9.1 million in the year ended December 31, 2006 from $3.2 million in the year ended December 31, 2005. The increase of the average cost of goods sold was the result of the mix of aircraft types sold, which included four A320 aircraft in 2006;

  •
  the AeroTurbine Acquisition, which resulted in a $66.3 million increase in cost of goods sold.

        Interest on Debt.    Our interest on debt increased by $51.6 million, or 45.0%, to $166.2 million in the year ended December 31, 2006 from $114.6 million in the year ended December 31, 2005. The increase in interest on debt was principally caused by:

  •
  a $24.5 million decrease in the recognition of mark-to-market gains on derivatives to $7.9 million in the year ended December 31, 2006 from $32.4 million in the year ended December 31, 2005;

  •
  the AeroTurbine Acquisition on April 26, 2006, which resulted in a $17.3 million increase in interest on debt; and

  •
  an increase in the average interest rate on our debt in the year ended December 31, 2006 to 6.4% from 6.2% in the year ended December 31, 2005 due to the increase in market interest rates and the fact that we refinanced low interest rate indebtedness owed to our prior shareholder with higher interest rate debt with a longer maturity.

        Other Operating Expenses.    Our other operating expenses decreased by $12.5 million, or 21.2%, to $46.5 million in the year ended December 31, 2006 from $59.0 million in the year ended December 31, 2005. The principal categories of our other operating expenses and their variances were as follows:

	Year ended December 31, 2005	Year ended December 31, 2006	Increase/ (decrease)	Percentage Difference
	(US dollars in millions)
Operating lease in costs	$25.3	$25.2	$(0.1)	(0.4)%
Leasing expenses	27.5	21.5	(6.0)	(21.8)%
Provision for doubtful notes and accounts receivable	6.2	(0.2)	(6.4)	(103.2)%

Total	$59.0	$46.5	$(12.5)	(21.2)%

        Our leasing expenses decreased in the year ended December 31, 2006 primarily because we incurred lower maintenance expenses due to fewer lessee defaults than in 2005.

        Our provision for doubtful notes and accounts receivable was lower in the year ended December 31, 2006 when compared to the year ended December 31, 2005 due to the decrease in lessee defaults in the year ended December 31, 2006 and the impact of certain recoveries of provisioned receivables in the year ended December 31, 2006.

        Selling, General and Administrative Expenses.    Our selling, general and administrative expenses increased by $102.9 million, or 221.3%, to $149.4 million in the year ended December 31, 2006 from $46.5 million in the year ended December 31, 2005, due primarily to (i) charges for share-based compensation in the amount of $78.6 million in 2006 which did not occur in 2005, (ii) the AeroTurbine Acquisition, which resulted in a $21.5 million increase in selling, general and administrative expenses and (iii) start-up costs for our two consolidated joint ventures, AerVenture and Bella, which totaled $3.8 million.

        Net Income From Continuing Operations Before Income Taxes and Minority Interests.    For the reasons explained above, our income from continuing operations before income taxes and minority interests increased by $54.0 million, or 71.4%, to $129.6 million in the year ended December 31, 2006 from $75.6 million in the year ended December 31, 2005.

        Provision for Income Taxes.    Our provision for income taxes increased by $11.2 million, or 112.0%, to $21.2 million in the year ended December 31, 2006 from $10.0 million in the year ended December 31, 2005. Our effective tax rate for the year ended December 31, 2005 was 13.2% and was 16.4% for the year ended December 31, 2006. The effective tax rate in 2006 was impacted by (i) charges for share-based compensation in the U.S., only a portion of which are tax-deductible, (ii) a reduction in The Netherlands corporate tax rate which resulted in a reduction of our Netherlands deferred tax assets and (iii) the reduction of a valuation allowance against our Swedish tax assets.

        Net Income.    For the reasons explained above, our net income increased by $43.4 million, or 66.2%, to $109.0 million in the year ended December 31, 2006 from $65.6 million in the year ended December 31, 2005.

  Results of Operations for 2005 Compared to 2004

Results of operations

	Year ended December 31, 2004	Aggregate non-GAAP Year ended December 31, 2005	Increase/ (decrease)	Percentage difference
	(US dollars in millions)
Revenues
Lease revenue	$308.5	$335.8	$27.3	8.8%
Sales revenue	32.1	88.3	56.2	175.1%
Management fee revenue	15.0	14.2	(0.8)	(5.3)%
Interest revenue	21.6	33.4	11.8	54.6%
Other revenue	13.7	4.5	(9.2)	(67.2)%

Total revenues	390.9	476.2	85.3	21.8%
Expenses
Depreciation	125.9	112.3	(13.6)	(10.8)%
Cost of goods sold	19.0	68.2	49.2	258.9%
Interest on debt	113.1	114.6	1.5	1.3%
Impairments	134.7	—	(134.7)	(100.0)%
Other operating expenses	68.9	59.0	(9.9)	(14.4)%
Selling, general and administrative expenses	36.4	46.5	10.1	27.7%

Total expenses	498.0	400.6	(97.4)	(19.6)%
Income (loss) from continuing operations before income taxes	(107.1)	75.6	182.7	170.6%
Provisions for income taxes	0.2	(10.0)	(10.2)	(5,100.0)%

Net income	$(106.9)	$65.6	$172.5	161.4%

        Our results of operations for the year ended December 31, 2005 represent an aggregation of the results of operations for AerCap B.V. from January 1, 2005 to June 30, 2005 when it was owned by our prior shareholders and the results of operations for AerCap Holdings N.V. from June 27, 2005 (inception of AerCap Holdings C.V.) to December 31, 2005 following the 2005 Acquisition on June 30, 2005. These results have been aggregated to provide investors with information related to our operating results for the full year of 2005 on the same basis our management uses to analyze our business results and to provide a basis for comparing our results of operations in 2005 with prior periods. Results of operations for AerCap Holdings N.V. after the 2005 Acquisition include the effects of purchase accounting related to the 2005 Acquisition and, therefore, are not directly comparable to the results of operation for AerCap B.V. in the prior periods. In addition due to the effects of purchase accounting related to the 2005 Acquisition, results of operations for periods which combine the results of AerCap B.V. prior to the 2005 Acquisition with the results of AerCap N.V. after the 2005 Acquisition are not comparable to periods of a similar length, but which include the results exclusively for periods after the 2005 Acquisition. The material impacts on our consolidated income statement of the 2005 Acquisition are reflected in lower depreciation expense due to reduced net book values, which resulted in a $20.9 million decrease in depreciation expense in 2005, and in lower interest on debt expense due to the elimination of certain debt, which resulted in a $19.6 million decrease in interest on debt expense in 2005. Other than the corresponding effect on income from continuing operations before income taxes and net income, the 2005 Acquisition did not materially impact any of the other line items in our consolidated income statement in 2005. We have included a reconciliation of our 2005 aggregate period results to our consolidated income statements prepared in accordance with U.S. GAAP in the table below:

	AerCap B.V.	AerCap Holdings N.V.	Aggregate non-GAAP
	Six months ended June 30, 2005	Six months ended December 31, 2005	Year ended December 31, 2005
	(US dollars in millions)
Revenues
Lease revenue	$162.2	$173.6	$335.8
Sales revenues	75.8	12.5	88.3
Management fee revenue	6.5	7.7	14.2
Interest revenue	13.1	20.3	33.4
Other revenue	3.5	1.0	4.5

Total revenue	261.1	215.1	476.2
Expenses
Depreciation	66.4	45.9	112.3
Cost of goods sold	57.6	10.6	68.2
Interest on debt	69.9	44.7	114.6
Other operating expenses	32.4	26.6	59.0
Selling, general and administrative expenses	19.6	26.9	46.5

Total expenses	245.9	154.7	400.6
Income from continuing operations before income taxes	15.2	60.4	75.6
Provisions for income taxes	0.6	(10.6)	(10.0)

Net income	$15.8	$49.8	$65.6

        The aggregation of the results of operations data for 2005 is not in accordance with U.S. GAAP. Since AerCap Holdings N.V. is a different reporting entity for accounting purposes from AerCap B.V., the aggregated information should be considered as supplemental information only. The financial information presented for this combined period reflects the addition, with no adjustments, of the results of AerCap B.V. for the six months ended June 30, 2005 and the results of AerCap Holdings N.V. for the initial accounting period ended December 31, 2005.

        Revenues.    Our total revenues increased by $85.3 million, or 21.8%, from $390.9 million in 2004 to $476.2 million in 2005. The principal categories of our revenue and their year over year variances were:

	Year ended December 31, 2004	Year ended December 31, 2005	Increase/ (decrease)	Percentage Difference
	(US dollars in millions)
Lease revenue	$308.5	$335.8	$27.3	8.8%
Sales revenue	32.1	88.3	56.2	175.1%
Management fee revenue	15.0	14.2	(0.8)	(5.3)%
Interest revenue	21.6	33.4	11.8	54.6%
Other revenue	13.7	4.5	(9.2)	(67.2)%

Total	$390.9	$476.2	$85.3	21.8%

        The increase in lease revenue was attributable primarily to:

  •
  the recognition of supplemental maintenance rent from lease terminations and reductions in our estimated accrued maintenance liability, which resulted in a $8.0 million increase in lease revenue;

  •
  an increase in lease revenue due to the acquisition of 15 aircraft between January 1, 2004 and December 31, 2005 with a cumulative net book value of $656.8 million at the date of acquisition, partially offset by the sale of 30 primarily older Fokker aircraft during such period with a cumulative net book value of $83.5 million at the date of sale, which resulted in a $16.2 million increase in lease revenue;

  •
  an increase in payments under leases with lease rates tied to floating interest rates due to increases in market interest rates, which resulted in a $13.2 million increase in lease revenue;

        partially offset by:

  •
  the absence of voluntary lease termination penalties collected in 2005, which generated $6.2 million in revenue in 2004;

  •
  the amortization of the intangible lease premium generated at the time of the 2005 Acquisition, which resulted in a $3.3 million decrease in lease revenue; and

  •
  a decrease in lease revenue from the expiration of older, longer-term leases and the entry into new leases at lower rates, which decreased lease revenue by $1.1 million.

        The increase in sales revenue to $88.3 million in 2005 from $32.1 million in 2004 reflects an increase in the number of aircraft sold in 2005 (21 aircraft) as compared to those sold in 2004 (nine aircraft). The average sales price per aircraft in 2005 was $4.2 million compared to $3.5 million in 2004. The number of aircraft sold in 2005 increased as our management decided to take advantage of favorable market conditions by selling some of our older, less desirable aircraft, including 16 of our Fokker aircraft.

        Management fee revenue decreased slightly between 2004 and 2005 primarily because of a reduction in AerCo fees due to lower AerCo cash flows. In 2005, we generated 39.2% of our management fee revenue from Airplanes Group and 34.9% of our management fee revenue from AerCo. In 2004, we generated 39.0% of our management fee revenue from Airplanes Group and 36.0% of our management fee revenue from AerCo.

        The increase in interest revenue in 2005 compared with 2004 was due to:

  •
  an increase in our average cash and cash equivalents and restricted cash balances to $303.9 million in 2005 compared to $295.6 million in 2004, and an increase in the average interest rates to 2.41% in 2005 from 1.09% in 2004 on those balances, which resulted in a $4.1 million increase in interest revenue; and

  •
  the accretion of purchase price adjustments on our interest bearing financial assets written down in connection with the 2005 Acquisition, which resulted in a $6.1 million increase in interest revenue.

        The decrease in other revenue primarily reflects the net gain on sale of a claim which we sold in 2004, which originated from the bankruptcy of one of our lessees. The gain recognized was $8.2 million. We recognized a gain on the sale of our AerCo Series D notes in 2005 of $4.6 million and a similar amount of other revenue in 2004 from penalty fees received from a lessee in connection with a lease restructuring.

        Depreciation.    Depreciation decreased by $13.6 million, or 10.8%, to $112.3 million in 2005 from $125.9 million in 2004 due primarily to the reduction of our asset values in connection with the 2005 Acquisition. The decrease was partially offset by an increase in depreciation related to increased aggregate book values of our assets resulting from the acquisition of six new aircraft with a net book value of $250.3 million and the sale of 19 aircraft (18 of which were older aircraft) with an aggregate net book value of $67.4 million during 2005.

        Cost of Goods Sold.    The increase in cost of goods sold in 2005 reflected the increase in the number of aircraft sold to 21 with an average carrying value of $3.2 million in 2005 from nine with an average carrying value of $2.1 million in 2004.

        Interest on Debt.    Our interest on debt increased by $1.5 million, or 1.3%, to $114.6 million in 2005 from $113.1 million in 2004. Our interest on debt expense was principally affected by:

  •
  an increase in our average interest rate in 2005 to 5.9% from 5.2% in 2004 due to increases in market interest rates and the fact that we refinanced low interest rate indebtedness owed to our prior shareholders with higher interest rate debt with a longer maturity;

        largely offset by:

  •
  a $210.2 million decrease in our average outstanding indebtedness balance which was $2,490.9 million in 2005 compared to $2,701.1 million in 2004; and

  •
  a $12.5 million increase in the recognition of mark-to-market gains on derivatives to $32.4 million in 2005 from $19.9 million in 2004.

        Our average outstanding indebtedness declined primarily due to the 2005 Acquisition. This decrease as a result of the 2005 Acquisition was only partially offset by our incurrence of $1.0 billion of indebtedness to pay a portion of the 2005 Acquisition purchase price and $221.0 million of indebtedness which was incurred in connection with the acquisition of new aircraft in 2005.

        Impairments.    In 2004, we recorded a $132.4 million impairment for all of our existing goodwill as a result of our annual goodwill impairment test described in "—Factors Affecting the Comparability of our Results—Goodwill Impairment". In addition, we recorded an impairment on investments of $2.3 million in 2004. We did not record any impairments in 2005.

        Other Operating Expenses.    Our other operating expenses decreased by $9.9 million, or 14.4%, to $59.0 million in 2005 from $68.8 million in 2004. The principal categories of our other operating expenses and their year over year variances were as follows:

	2004	2005	Increase/ (decrease)	Percentage Difference
	(US dollars in millions)
Operating lease in costs	$35.8	$25.3	$(10.5)	(29.3)%
Leasing expenses	32.5	27.5	(5.0)	(15.4)%
Provision for doubtful notes and accounts receivable	0.6	6.2	5.6	933.3%

Total	$68.9	$59.0	$(9.9)	(14.4)%

        Our operating lease-in costs decreased due primarily to the repurchase of an aircraft previously leased-in and the termination of our lease obligation to the prior legal owner of the aircraft and an amendment to the lease on one of our other leased in aircraft which lowered our lease obligations.

        Our leasing expenses decreased in 2005 primarily because we incurred lower maintenance expenses due to fewer lessee defaults than in 2004. Leasing expenses in 2004 reflected lease transition costs totaling $7.2 million related to the transition of six A320 aircraft, which we had repossessed in 2003, from two defaulting lessees to new lessees.

        Our provision for doubtful notes and accounts receivable was lower in 2004 when compared to 2005 due to the collection in 2004 of $9.5 million of receivables for which we had previously taken a reserve.

        Selling, General and Administrative Expenses.    Our selling, general and administrative expenses increased by $10.1 million, or 27.7%, to $46.5 million in 2005 from $36.4 million in 2004, due primarily to increased personnel costs of $5.1 million in 2005 mainly arising from the hiring of new employees, an increase in professional fees of $1.9 million and an increase in foreign exchange losses of $3.9 million in 2005. We recognized an increase in net foreign exchange losses between 2004 and 2005 as a result of losses on our mark-to-market foreign exchange hedges, which are used to partially hedge our euro expense against changes in the euro/US dollar exchange rate.

        Income From Continuing Operations Before Income Taxes and Minority Interests.    For the reasons explained above, our income from continuing operations before income taxes and minority interests increased by $182.7 million to an income from continuing operations before income taxes and minority interests of $75.6 million in 2005 from a loss on income from continuing operations before income taxes and minority interests of $107.1 million in 2004.

        Provision for Income Taxes.    Our provision for income taxes increased by $10.2 million to $10.0 million in 2005 from $(0.2) million in 2004 primarily due to our increased income from continuing operations before income taxes and minority interests. The effect of our increase in income from continuing operations before income taxes and minority interests was partially offset by a decrease in our average effective tax rate below the statutory tax rates as a result of the effects of the 2005 Acquisition structure described above and the reduction in non taxable permanent differences between our U.S. GAAP income from continuing operations before income taxes and minority interests and taxable income. In 2004, we had a net tax charge despite recording a net loss primarily as a result of the goodwill impairment charge of $132.4 million which was not tax deductible in The Netherlands. Our 2005 tax rate was reduced below the average enacted tax rates in the relevant jurisdictions producing income in that year because we were able to deduct interest expenses in The Netherlands on AerCap B.V.'s debts to its parent, AerCap Holdings N.V. while the corresponding interest income for AerCap Holdings N.V. was not subject to taxes in any jurisdiction.

        Net Income.    For the reasons explained above, our net income increased by $172.5 million to a net income of $65.6 million in 2005 from a net loss of $106.9 million in 2004.

Liquidity and Capital Resources

        We satisfy our liquidity requirements through several sources, including:

  •
  lines of credit and other secured borrowings;

  •
  aircraft and engine lease revenues;

  •
  sales of aircraft, engines and parts;

  •
  supplemental maintenance rent and security deposits provided by our lessees; and

  •
  management fee revenue.

        Aircraft leasing and trading is a capital intensive business. We believe that our existing cash balance and anticipated future operating cash flows, including proceeds arising from the sale of aircraft, engines and parts, will be sufficient to satisfy the operating requirements of our business for the next twelve months. In the longer term, we expect to fund the growth of our business, including the acquisition of aircraft and engines, through internally generated cash flows, the incurrence of bank debt and the issuance of debt and equity securities. For additional information on the availability of funding under our revolving credit facilities see "Indebtedness".

        The acquisition of aircraft and engines drives our growth and fuels our long-term need for liquidity. It is our intention to fund future aircraft and engines acquisitions initially through cash flows from our operations, borrowings under credit facilities and government guaranteed debt issuances, and to repay all or a portion of the borrowings from time to time with the net proceeds from a variety of capital market and bank sources, including securitizations and from aircraft and engine sale proceeds. Therefore, our ability to execute our business strategy, particularly the growth of our business, depends to a significant degree on our ability to secure additional financing. Whether we will be able to obtain financing will depend upon a number of factors, such as our historical and expected performance, industry and market trends, the availability of capital and the relative attractiveness of alternative investments. We believe that funds will be available to support our growth strategy. However, future deterioration in our performance or our markets could limit our ability to obtain financing and/or increase our cost of capital, which may negatively affect our ability to raise additional funds and grow our business.

        Our liquidity also depends on the ability of our subsidiaries to dividend cash to us. Substantially, all of our owned aircraft are held through special purpose subsidiaries, consolidated joint ventures or finance structures which borrow funds to finance or refinance the aircraft. Most of the commercial bank loans and export credit facility financings restrict the payment of dividends in the event that the borrower is in default under the applicable loan, which can include the failure to meet financial ratios or tests. Our revolving credit facility with a syndicate of banks led by affiliates of UBS Real Estate Securities Inc. permits limited distributions to us by the relevant subsidiary borrower during the first two years provided specified principal payments are made. AeroTurbine's revolving credit facility with a syndicate of banks led by affiliates of Calyon permits distributions to us provided that specified financial ratios are met. The securitization of Aircraft Lease Securitisation allows distributions on the subordinated notes to us after the senior classes of notes are repaid. We believe we are in compliance with the financial covenants in all of our indebtedness. For more information on our indebtedness, see "Indebtedness".

        From time to time, we enter into intercompany funding arrangements with our subsidiaries and/or provide capital contributions to them to ensure that our subsidiaries have sufficient liquidity to satisfy their contractual and operational requirements.

  Cash Flows

  Three months ended March 31, 2007 compared to three months ended March 31, 2006

	AerCap Holdings N.V.
	Three months ended March 31,
	2006	2007
	(US dollars in millions)
Net cash flow provided by operating activities	$54.0	$18.7
Net cash flow used in investing activities	(77.9)	(119.3)
Net cash flow provided by financing activities	93.1	109.4

        Cash Flows From Operating Activities.    Our cash flows provided by operating activities decreased by $35.3 million to $18.7 million in the three months ended March 31, 2007 from $54.0 million in the three months ended March 31, 2006 primarily due to a one time non-recurring receipt of $20.2 million in the three months ended March 31, 2006 from a lessee as settlement of a receivable that was past due, as well as an increase of $26.9 million in payments related to accounts payable and accrued expenses, a $15.5 million increase in selling, general and administrative expenses and a $22.3 million increase in interest expense, partially offset by a $51.8 million increase in lease revenue, in each case in the three months ended March 31, 2007.

        Cash Flows Used in Investing Activities.    Our cash flows used in investing activities increased by $41.4 million, to cash used in investing activities of $119.3 million in the three months ended March 31, 2007 from cash used in investing activities of $77.9 million in the three months ended March 31, 2006. The reasons for the increase in cash used in investing activities in the three months ended March 31, 2007 was an increase of $29.1 million in net cash used for the purchase of aircraft and intangible lease premiums, net of aircraft sales proceeds and a $14.4 million reduction in the change in restricted cash balances in the three months ended March 31, 2007, compared to the three months ended March 31, 2006 related to the release of restricted cash from our Aircraft Lease Securitisation securitization vehicle and from a lender upon the substitution of letter of credit in the three months ended March 31, 2006.

        Cash Flows Provided by Financing Activities.    Our cash flows provided by financing activities increased by $16.3 million, to $109.4 million provided by financing activities in the three months ended March 31, 2007 from $93.1 million provided by financing activities in the three months ended March 31, 2006. The principal reason for the increase in cash provided by financing activities in the three months ended March 31, 2007 was an increase of $41.3 million in the amount of net additional financing proceeds, net of debt issuance costs paid, in the three months ended March 31, 2007, compared to the three months ended March 31, 2006, due to the need to finance increases in net aircraft purchases, partially offset by cash received from our joint venture partner in AerVenture of $25.0 million in the three months ended March 31, 2006.

  Year ended December 31, 2006 compared to year ended December 31, 2005

	Aggregate non-GAAP	AerCap Holdings N.V.
	Year ended December 31, 2005	Year ended December 31, 2006
	(US dollars in millions)
Net cash flow provided by operating activities	$216.5	$348.4
Net cash flow used in investing activities	(1,416.7)	(843.3)
Net cash flow provided by financing activities	1,363.5	443.6

        Our cash flows for the year ended December 31, 2005 represent the cash flows for AerCap B.V. from January 1, 2005 to June 30, 2005, when it was owned by our prior shareholders, and the cash flows for AerCap Holdings N.V. from June 27, 2005 (inception of AerCap Holdings C.V.) to December 31, 2005, following the 2005 Acquisition on June 30, 2005. For the period from June 27, 2005 to June 30, 2005, we did not generate any cash flows. The cash flows have been aggregated to provide investors with data for year ended December 31, 2005 on the same basis our management uses to analyze our business results and to provide a basis for comparing our cash flows for the year ended December 31, 2006 to cash flows for prior periods. We have included a reconciliation of the aggregate year ended December 31, 2005 cash flows to the consolidated statements of cash flows prepared in accordance with U.S. GAAP in the table below:

	AerCap B.V.	AerCap Holdings N.V.	Aggregate non-GAAP
	Six months ended June 30, 2005	Six months ended December 31, 2005	Year ended December 31, 2005
	(US dollars in millions)
Net cash flow provided by operating activities	$107.3	$109.2	$216.5
Net cash flow provided by (used in) investing activities	14.5	(1,431.2)	(1,416.7)
Net cash flow (used in) provided by financing activities	(142.0)	1,505.5	1,363.5

        The aggregation of cash flow data for the year ended December 31, 2005 is not in accordance with U.S. GAAP, as AerCap Holdings N.V. is a different reporting entity for accounting purposes from AerCap B.V. and the periods presented are not directly comparable because the cash flow information for the six months ended December 31, 2005 includes the effects of the 2005 Acquisition. The AerCap Holdings N.V. cash flow information for the year ended December 31, 2005 reflects the addition, without adjustment, of the cash flows of AerCap B.V. for the six months ended June 30, 2005 and of AerCap Holdings N.V. for the six months ended December 31, 2005. The aggregated cash flow information should be considered as supplemental information only.

        Cash Flows From Operating Activities.    Our cash flows provided by operating activities increased by $131.9 million, or 60.9%, to $348.4 million in the year ended December 31, 2006 from $216.5 million in the year ended December 31, 2005. This increase is due primarily to (i) a $71.7 million increase in the change in accounts payable and accrued expenses, including maintenance liabilities and lessee deposits, which was due primarily to the increase in accrued maintenance liabilities and lessee deposits from the purchase of 24 used aircraft, subject to leases, during 2006 and (ii) a $109.5 million increase in net income after giving effect to all non-cash add-backs or deductions to net income on the consolidated statements of cash flows. These increases were partially offset by the use of $24.2 million in the year ended December 31, 2006 for the purchase of inventory, which did not occur in the year ended December 31, 2005 and a $38.6 million decrease in the change to trade and notes receivable, both of which resulted primarily from the inclusion of AeroTurbine's operating results in our consolidated financial statements following the AeroTurbine Acquisition.

        Cash Flows Used in Investing Activities.    Our cash flows used in investing activities decreased by $573.4 million, or 40.5%, to $843.3 million in the year ended December 31, 2006 from $1,416.7 million in the year ended December 31, 2005. The principal reason for the decrease in cash used in investing activities was the consideration paid in 2005, net of cash acquired, of $1,245.6 million to acquire AerCap B.V., which was partially offset by a $579.4 million, or 412.1% increase in net cash used to buy and sell flight equipment and additional pre-delivery payments made under our aircraft purchase agreement with Airbus to $720.0 million in the year ended December 31, 2006 from $140.6 million in the year ended December 31, 2005.

        Cash Flows Provided by Financing Activities.    Our cash flows provided by financing activities decreased by $919.9 million, or 67.5%, to $443.6 million in the year ended December 31, 2006 from $1,363.5 million in the year ended December 31, 2005. This decrease in cash flows provided by financing activities was due primarily to (i) a decrease of $696.9 million of borrowings, net of repayments, to $300.4 million in the year ended December 31, 2006 from $997.3 million in the year ended December 31, 2005 which was primarily attributable to the $1,000.0 million term loan contracted in connection with the 2005 Acquisition and (ii) a $261.4 million decrease in the amount of additional equity investments. In the year ended December 31,2005 we received additional equity investments of $405.0 million in connection with the 2005 Acquisition whereas in the year ended December 31, 2006 we received net additional equity investments of $143.6 million related to our initial public offering.

  Indebtedness

        As of March 31, 2007, our outstanding indebtedness totaled $2.7 billion and primarily consisted of export credit facilities, Japanese operating lease financings, commercial bank debt, revolving credit debt, securitization debt and capital lease structures.

        The following table provides a summary of our indebtedness at March 31, 2007:

Debt Obligation	Collateral	Commitment	Outstanding	Undrawn amounts	Weighted average interest rate	Final stated maturity
		(US dollars in thousands)
Export credit facilities—guaranteed financings	17 aircraft	$775,336	$570,632	$204,704	5.57%	2007-2019
Japanese operating lease financings	3 aircraft	98,328	98,328	—	5.59%	2007-2015
Pre-delivery payment facility	—	118,912	19,505	99,407	6.97%	2007-2010
UBS revolving credit facility(1)	16 aircraft	970,000	370,117	599,883	7.81%	2007-2012
AT revolving credit facility	60 engines	220,000	35,688	184,312	6.85%	2007-2011
GATX portfolio acquisition facility(2)	24 aircraft	210,553	210,553	—	7.07%	2007-2013
Commercial bank debt(3)	23 aircraft and three engines	380,547	380,547	—	6.77%	2007-2019
Aircraft Lease Securitisation debt(4)	42 aircraft	818,466	818,466	—	6.25%	2007-2016
Capital lease obligations under defeasance structures	4 aircraft	162,151	162,151	—		2007-2010

Total		$3,754,293	$2,665,987	$1,088,306

(1)
On May 8, 2007, we amended and restated our UBS revolving credit facility and repaid the amounts outstanding under the revolving credit facility with a portion of the proceeds from the refinancing of the Aircraft Lease Securitisation securitization. As of May 31, 2007, we had drawn $41.4 million on the amended and restated UBS revolving credit facility.

(2)
As of May 31, 2007, we had repaid $55.5 million of the GATX portfolio acquisition facility relating to three aircraft with a portion of the proceeds from the refinancing of the Aircraft Lease Securitisation securitization.

(3)
As of May 31, 2007, we had repaid $110.3 million of our commercial bank debt in connection with a portion of the proceeds of the refinancing of the Aircraft Lease Securitisation securitization.

(4)
On May 8, 2007, Aircraft Lease Securitization completed a refinancing of $1.0 billion of its securitized notes with the issuance of $1.66 billion of new securitized notes with a weighted average interest rate of one-month LIBOR plus 26 basis points and a final stated maturity of 2032. The new notes are secured by 70 aircraft.

        The weighted average interest rate in the table above excludes the impact of related derivative financial instruments, which we hold to hedge our exposure to interest rates. See "Indebtedness" for more information regarding our indebtedness and see "Interest Rate Risk" for more information on our portfolio of derivative financial instruments.

  Contractual Obligations

        Our contractual obligations consist of principal and interest payments on term debt, executed purchase agreements to purchase aircraft, operating lease rentals on aircraft under lease in/lease out structures and rent payments pursuant to our office leases. We intend to fund our contractual obligations through our lines of credit and other borrowings as well as internally generated cash flows. We believe that our sources of liquidity will be sufficient to meet our contractual obligations.

        The following table sets forth our contractual obligations and their maturity dates as of March 31, 2007:

Payments Due By Period as of March 31, 2007(1)

Contractual Obligations	2007(7)	2008 to 2010	2011 to 2012	Thereafter	Total
	(U.S. dollars in thousands)
Debt(2)(3)	$447,880	$1,145,757	$756,705	$1,099,332	$3,449,674
Purchase obligations(1)(4)	479,659	4,059,442	630,397	—	5,169,498
Operating leases(5)	14,200	92,491	49,464	5,154	161,309
Derivative obligations	(3,649)	(9,545)	(3,297)	(2,538)	(19,029)

Total(6)	$938,090	$5,288,145	$1,433,269	$1,101,948	$8,761,452

(1)
The table above is as of March 31, 2007, except for commitments arising from our agreement with Airbus signed on May 11, 2007 to purchase ten additional A330-200 aircraft. The table above includes the commitments related to this purchase agreement as of May 11, 2007.

(2)
Includes estimated interest payments based on one-month LIBOR as of March 31, 2007, which was 5.32%.

(3)
On May 8, 2007, Aircraft Lease Securitization completed a refinancing of $1.0 billion of its securitized notes with the issuance of $1.66 billion of new securitized notes. The proceeds of the refinancing were used to redeem all of the outstanding Aircraft Lease Securitisation debt, other than the most junior class of notes, to repay other indebtedness owed by us, to refinance the indebtedness that had been incurred to purchase 24 previously acquired aircraft, and to finance the purchase of four additional new aircraft, increasing Aircraft Lease Securitisation's aircraft portfolio size to 70 aircraft. As of May 31, 2007, we had repaid net $362.6 million of indebtedness under our UBS revolving credit facility and $165.8 million of commercial bank debt with the proceeds of the new securitization.

(4)
At March 31, 2007 there were five aircraft remaining to be delivered under our 1999 aircraft purchase agreement with Airbus. We also had 20 new A330-200 widebody aircraft on order from Airbus and two new Boeing 737-800 aircraft. In addition, AerVenture had 47 Airbus A320, 23 Airbus A319 aircraft and three additional engines on order. On May 11, 2007 we ordered an additional ten new A330-200 widebody aircraft from Airbus which are also reflected in the table above.

(5)
Represents contractual operating lease rentals on aircraft under lease in/lease out structures and contractual rental payments on our office and facility leases in Amsterdam, The Netherlands, Miami, Florida, Fort Lauderdale, Florida, Goodyear, Arizona and Shannon, Ireland.

(6)
Does not include our capital contributions to AerVenture required in connection with the acquisition of aircraft. AerVenture's aircraft purchase obligations are reflected under "purchase obligations".

(7)
Represents the nine month period ended December 31, 2007.

  Capital Expenditures

        Our primary capital expenditure is the purchase of aircraft, including pre-delivery payments under our 1999 aircraft purchase agreement with Airbus. The table below sets forth our capital expenditures for the historical periods indicated.

	Year ended December 31,
				Three months ended March 31, 2007
	2004	2005	2006
	(US dollars in thousands)
Capital expenditures	$313,213	$198,870	$879,497	$223,585
Pre-delivery payments	33,366	46,315	93,708	18,650

        In 2004, our principal capital expenditures were for five A320 aircraft, three A321 aircraft, one MD-11F aircraft which we previously leased-in under an operating lease and pre-delivery payments for nine aircraft. In 2005, our principal capital expenditures were for five A320 aircraft and one A319 aircraft and pre-delivery payments for 12 aircraft. In 2006, our principal capital expenditures were for three A319 and three A320 aircraft delivered under our 1999 forward order agreement and 17 A320s, one A319, three 737-700/800s, six 737-300/400s, four 757s and one 767 purchased in portfolio or single aircraft purchase transactions.

        The table below sets forth our expected capital expenditures for future periods indicated based on contracted commitments as of March 31, 2007.

	2007(1)	2008	2009	2010	2011	2012	Total
	(US dollars in thousands)
Capital expenditures(2)	$340,250	$402,965	$1,212,743	$1,440,234	$194,127	$298,491	$3,888,810
Pre-delivery payments(2)	139,409	383,645	419,825	200,030	126,051	11,728	1,280,688

Total	$479,659	$786,610	$1,632,568	$1,640,264	$320,178	$310,219	$5,169,498

(1)
Represents the nine month period ended December 31, 2007.

(2)
The table above is as of March 31, 2007, except for commitments arising from our agreement with Airbus signed on May 11, 2007 to purchase ten additional A330-200 aircraft. The table above includes the commitments related to this purchase agreement as of May 11, 2007.

        In the nine month period ended December 31, 2007, we expect to make capital expenditures related to final delivery payments on five A320 family aircraft under our 1999 Airbus purchase contract. We expect to make capital expenditures related to the 47 A320 aircraft and 23 A319 aircraft on order by AerVenture between 2007 and 2010 and expect to make capital expenditures related to the 30 A330 aircraft on order between 2008 and 2012. As we implement our growth strategy and expand our aircraft and engine portfolio, we expect our capital expenditures to increase in the future. We anticipate that we will fund these capital expenditures through internally generated cash flows, draw downs on our committed revolving credit facilities and the incurrence of bank debt, and other debt and equity issuances.

Off-Balance Sheet Arrangements

        We are obligated to make sublease payments under seven aircraft operating leases of aircraft which mature between 2009 and 2012. We lease these seven aircraft to aircraft operators. Since we are not fully exposed to the risks and rewards of ownership of these aircraft, we do not include these aircraft on our balance sheet. In addition, we do not recognize a financial liability for our operating lease obligations under the leases on our balance sheet. Due to the fact that sublease receipts related to these seven aircraft are insufficient to cover our lease obligations, we have recognized an onerous contract accrual on our balance sheet which is equal to the difference between the present value of the lease expenses and the present value of the sublease income discounted at appropriate discount rates. This accounting treatment, however, does not result in the same presentation as if we accounted for these aircraft as owned assets and the related operating lease obligations as debt liabilities. See Note 16 to our audited consolidated financial statements contained in this prospectus.

        We continue to have an economic interest in AerCo. This interest is not assigned any value on our balance sheet because we do not expect to realize any value for our investment.

        We have other investments in companies or ventures in the airline industry which we obtain primarily through restructurings in our leasing business. The value of these investments are immaterial to our financial position. We do not consolidate such companies on our balance sheet because the investments do not meet the requirements for consolidation.

        As discussed above, we have entered into two joint ventures (Annabel and AerDragon), that do not qualify for consolidated accounting treatment. The assets and liabilities of these joint ventures will be off our balance sheet and we record only our net investment under the equity method of accounting.

Related Party Transactions

        The following is a summary of material provisions of various transactions we have entered into with related parties since January 1, 2004.

  Related Party Transactions with Current Affiliates

        AerCo is an aircraft securitization vehicle in which we hold all of the most junior class of subordinated notes and some notes immediately senior to those junior notes. We do not recognize value for the AerCo notes which we hold on our consolidated balance sheets. Through March 2003 we consolidated AerCo, but we deconsolidated the vehicle in accordance with FIN 46 at that time. Subsequent to the deconsolidation of AerCo, we have received interest from AerCo on our D note investment of $8.5 million, $1.7 million, $0.8 million, $1.7 million and $0.4 million for the year ended December 31, 2004, the six months ended June 30, 2005, the period from June 27, 2005 to December 31, 2005, for the year ended December 31, 2006 and the three months ended March 31, 2007, respectively. In addition, we provide a variety of management services to AerCo for which we received fees of $5.4 million, $2.4 million, $2.4 million, $5.2 million and $1.1 million for the year ended December 31, 2004, the six months ended June 30, 2005, the period from June 27, 2005 to December 31, 2005, the year ended December 31, 2006 and the three months ended March 31, 2007, respectively.

        We have made payments to Cerberus and third parties on behalf of Cerberus totaling approximately $1.2 million since the 2005 Acquisition through March 31, 2007. The payments to Cerberus represent reimbursement of consulting fees paid by Cerberus to individuals who have assisted us in the evaluation of our aircraft portfolio or company purchases, including our AeroTurbine Acquisition. In addition, this amount also includes approximately $0.2 million of reimbursements for consulting services incurred by Cerberus in connection with Cerberus's evaluation of the 2005 Acquisition. If we accept services from individuals employed by or contracted through Cerberus in the future, we expect these arrangements to reflect arms'-length negotiations that will not be more favorable than the terms we could negotiate with an independent party. Payments to third parties on behalf of Cerberus consisted of payments to advisors engaged by Cerberus in connection with the 2005 Acquisition.

        We lease two A320-200 aircraft to Air Canada. Both leases expire in 2014. Cerberus indirectly controls 11% of the equity of Air Canada as from September 30, 2004 and has a majority equity interest in AerCap Holdings N.V. as from June 30, 2005.

        In February 2006, we entered into a guarantee arrangement with DvB Bank AG and Aozora Bank Limited, an entity that is majority owned by Cerberus. In addition, Pieter Korteweg, the Chairman of our Board of Directors, and Marius Jacques Leonard Jonkhart, a non executive director, are also on the board of directors of Aozora Bank. The guarantee supports certain of our obligations to a Japanese operating lessor of up to $13.8 million in connection with a JOL financing. The Japanese operating lessor required the guarantee as additional credit support following the 2005 Acquisition. We leased the A320 aircraft from the Japanese operating lessor under a lease and then subleased the aircraft to an aircraft operator. In the event we fail to make certain payments related to JOL financing, DvB Bank will make the payment on our behalf but will be reimbursed by Aozora Bank for any payments made. We have agreed to indemnify Aozora Bank for any payments it makes under the guarantee arrangement. The guarantee expires in February 2008. Under the terms of the guarantee arrangement, we are required to provide cash collateral to Aozora Bank if we breach certain financial covenants. Currently we are not in breach of any of these covenants and have not provided any cash collateral. In connection with the guarantee arrangement, we pay Aozora Bank a guarantee fee of 4.1% per annum of the amount guaranteed and have provided Aozora Bank with a second priority share pledge over the shares of the entity that entered into the financing with the Japanese operating lessor.

        In April 2006, we entered into a senior secured revolving credit facility in the aggregate amount of up to $1.0 billion with UBS Real Estate Securities Inc., UBS Securities LLC., Deutsche Bank Trust Company Americas and certain other financial institutions. Aozora Bank is a syndicate member under the facility and participated in up to $50.0 million of the Class A loans and up to $25.0 million of the Class B loans issued thereunder, representing 7.0% of the Class A loans and 13.9% of the Class B loans. As of March 31, 2007, we had drawn and there remained outstanding $283.8 million of the Class A loans and $53.6 million of the Class B loans.

        We lease our office and warehouse located in Miami, Florida from an entity owned by the Chief Executive Officer and Chief Operating Officer of AeroTurbine. The lease for this facility expires on December 31, 2013. The lease rental was adjusted to reflect current market rates on January 2007.

        In 2004, we entered into leases for six A320 aircraft with WizzAir Hungary Limited. As part of a subsequent restructuring of amounts outstanding, WizzAir agreed to issue us shares representing 17.4% of their equity as of November 2004. In 2005, we agreed with WizzAir's other shareholders and creditors to enter into a Shareholders' and Noteholders' Agreement under which we agreed to convert trade receivables into an unsecured, non amortizing € 7.8 million note, convertible into approximately 26% of WizzAir's outstanding shares on a fully diluted basis as of February 2005). Under the terms of the Shareholders' and Noteholders' Agreement we were able to appoint a director of WizzAir between February 2005 and June 2005. The convertible notes were carried on our balance sheet at December 31, 2005 at $1.8 million. We sold all of our WizzAir convertible notes in September 2006.

        In January 2007, we entered into a letter of intent for the sale of two A320 aircraft to our joint venture, AerDragon. In February 2007, one of the aircraft, which was subject to a lease to Juneyao Airlines, was sold to AerDragon. The sale of the second A320, which is subject to a lease to Bangkok Airlines, is expected to be finalized in July 2007. The sale prices for these aircraft, which includes the transfer to AerDragon of the ECA-guaranteed debt relating to the aircraft which we will continue to guarantee, reflect arms-length negotiations that we believe are not more favorable than the terms that we would be able to achieve from an independent third party.

        From time to time, we negotiate aircraft and engine purchase and sale transactions with affiliates of Cerberus, and may enter into such transactions in the future. We expect the terms and conditions of such transactions to be reasonable and customary for the type of transaction.

  Related Party Transactions with Affiliates of our Prior Shareholders

        Until the 2005 Acquisition, our previous shareholder lenders had provided us with subordinated loans for a total of $350.6 million as of December 31, 2004. The interest rates on these loans were variable and were calculated on the basis of six-month LIBOR. Interest of $10.9 million and $7.4 million was included in interest on indebtedness for the year ended December 31, 2004 and the six months ended June 30, 2005, respectively. These loans were acquired in connection with the 2005 Acquisition by AerCap Holdings C.V. and are eliminated in consolidation in our consolidated financial statements.

        Our previous shareholder lenders also participated in our senior credit agreements prior to the 2005 Acquisition. A total of $1,516.6 million was outstanding under these credit agreements as of

December 31, 2004. The interest rate on the credit facility is variable and is calculated on the basis of LIBOR. Interest on the senior debt of $61.6 million and $34.8 million was included in interest on debt for the year ended December 31, 2004 and for the six months ended June 30, 2005, respectively.

        Wings is a wholly-owned subsidiary of DASA, who is wholly-owned by one of our previous shareholder lenders. We provide aircraft lease management and remarketing services to Wings for which we received fees of $1.6 million and $0.7 million for the year ended December 31, 2004 and the six months ended June 30, 2005, after which Wings was no longer a related party due to the sale of our shares by our previous shareholder lenders.

Quantitative and Qualitative Disclosures About Market Risk

        Our primary market risk exposure is interest rate risk associated with short and long-term borrowings bearing variable interest rates and lease payments under leases tied to floating interest rates. To manage this interest rate exposure, we enter into interest rate swap and cap agreements. We are also exposed to foreign currency risk, which can adversely affect our operating profits. To manage this risk, we enter into forward exchange contracts.

        The following discussion should be read in conjunction with Notes 1, 2 and 11 to our audited consolidated financial statements contained in this prospectus, which provide further information on our derivative instruments contained in this prospectus.

  Interest Rate Risk

        The rentals we receive under our leases are based on fixed and variable interest rates. We fund our operations with a mixture of fixed and floating rate U.S. dollar denominated debt and finance lease obligations. An interest rate exposure arises to the extent that the mix of these obligations are not matched with our assets. This exposure is primarily managed through the use of interest rate caps and interest rate swaps using a cash flow based risk management model. This model takes the expected cash flows generated by our assets and liabilities and then calculates by how much the value of these cash flows will change for a given movement in interest rates. Our policy is to seek to ensure that the net worth of our business will not be exposed to more than a $15 million movement from a 1% parallel shift in US dollar interest rates across the yield curve.

        Under our interest rate swaps, we pay fixed amounts and receive floating amounts on a monthly basis. The caps and swaps amortize based on a number of factors, including the expiration dates of the leases under which our lessees are contracted to make fixed rate rental payments and the three or six month LIBOR reset dates under our floating rate leases. Under our interest rate caps, we will receive the excess, if any, of LIBOR, reset monthly or quarterly on an actual/360 adjusted basis, over the strike rate of the relevant cap.

        The table below provides information as of March 31, 2007 regarding our derivative financial instruments that are sensitive to changes in interest rates on our borrowing, including our interest rate swaps and caps. The table presents the initial notional amounts and weighted average interest rates by contracted maturity dates. Notional amounts are used to calculate the contractual payments to be exchanged under the contract. Weighted average variable rates are based on implied forward rates in the yield curve at the applicable date.

	2007	2008	2009	2010	2011	Thereafter	Total	Fair value
	(US dollars in thousands)
Interest rate caps
Notional amounts	$75,000	$575,000	$575,000	$355,000	$260,000	$776,000	$2,616,000	$18,751
Weighted average strike rate(1)	4.90%	5.59%	5.04%	5.05%	5.63%	5.42%	5.33%
Interest rate swaps
Notional amounts	$—	$60,000	$—	$—	$—	$—	$60,000	$277
Weighted average pay rate	—	5.38%	—	—	—	—	5.38%
Weighted average receive rate	—	5.35%	—	—	—	—	5.35%

(1)
In June 2007, we amended six interest rate caps with two hedge counterparties. The strike rates included in the weighted average strike rates presented in the table above were amended from 4.89% to 5.55% in respect of one interest rate cap and from 4.90% to 5.55% in respect of five interest rate caps.

        As of March 31, 2007, the interest rate swaps and caps had notional amounts of $2.7 billion and a fair value of $19.0 million. The variable benchmark interest rates associated with these instruments ranged from one to six month LIBOR.

        Our Board of Directors is responsible for reviewing and approving our overall interest rate management policies and transaction authority limits. Specific hedging contracts are approved by the treasury committee acting within the overall policies and limits. Our counterparty risk is monitored on an ongoing basis, but is mitigated by the fact that all of our interest rate derivatives, except Aircraft Lease Securitisation's derivatives, require two-way cash collateralization. Our counterparties are subject to the prior approval of the treasury committee.

  Foreign Currency Risk and Foreign Operations

        Our functional currency is the U.S. dollar. As of March 31, 2007, all of our aircraft leases and all of our engine leases were payable in U.S. dollars. We incur Euro-denominated expenses in connection with our offices in The Netherlands and Ireland. For the year ended December 31, 2006, our aggregate expenses denominated in currencies other than the U.S. dollar, such as payroll and office costs and professional advisory costs, were $38.0 million in U.S. dollar equivalents and represented 25.5% of total selling, general and administrative expenses. We enter into foreign exchange contracts based on our projected exposure to foreign currency risks in order to protect ourselves from the effect of period over period exchange rate fluctuations. Mark-to-market gains or losses on such contracts are recorded as part of selling, general and administrative expenses since most of our non-U.S. denominated payments relate to such expenses. Since we currently receive substantially all of our revenues in U.S. dollars and we hedge a material portion of our non-dollar denominated expenditures, we do not believe that a change in foreign exchange rates will have material impact on our results of operations. However, the portion of our business conducted in foreign currencies could increase in the future, which could increase our exposure to losses arising from currency fluctuations.

Inflation

        Inflation generally affects our costs, including selling, general and administrative expenses and other expenses. However, we do not believe that our financial results have been, or will be, adversely affected by inflation in a material way.

Other Contingencies

  VASP Litigation

        We leased 13 aircraft and three spare engines to Viacao Aerea de Sao Paulo, or VASP, a Brazilian airline. In 1992, VASP defaulted on its lease obligations and we commenced litigation against VASP to repossess our aircraft. In 1992, we obtained a preliminary injunction for the repossession and export of 13 aircraft and three spare engines from VASP. We repossessed and exported the aircraft and engines in 1992. VASP appealed this decision. In 1996, the High Court of the State of Sao Paulo ruled in favor of VASP on its appeal. We were instructed to return the aircraft and engines to VASP for lease under the terms of the original lease agreements. The High Court also granted VASP the right to seek damages in lieu of the return of the aircraft and engines. Since 1996 we have pursued this case in the Brazilian courts through various motions and appeals. On March 1, 2006, the Superior Court of Justice dismissed our most recent appeal and on April 5, 2006 a special panel of the Superior Court of Justice confirmed the Superior Court of Justice decision. On May 15, 2006 we appealed this decision to the Federal Supreme Court. On February 23, 2006, VASP commenced a procedure for the calculation of the award for damages and has appointed an expert to assist the court in calculating damages. Both we and VASP have the right to appoint our own expert to assist the court appointed expert in this process. Our external legal counsel has advised us that even if we lose on the merits, they do not believe that VASP will be able to demonstrate any damages. We continue to actively pursue all courses of action that may be available to us and intend to defend our position vigorously.

        We are currently pursuing claims for damages in the English courts against VASP based on the damages we incurred as a result of the default by VASP on its lease obligations. In October 2006, the English Courts approved our motion to serve process upon VASP in Brazil. VASP will be served process in Brazil, by means of a rogatory letter which is currently being processed before the Brazilian Superior Court of Justice. Our management, based on the advice of external legal counsel, has determined that it is not necessary to make any provisions for this litigation.

  Swedish Tax Dispute

        In 2001, Swedish tax authorities challenged the position we took in tax returns we filed for the years 1999 and 2000 with respect to certain deductions. In accordance with Swedish law, we made a guaranty payment to the tax authority of $16.8 million in 2003. We appealed the decision of the tax authorities, and, in August 2004, a Swedish Court issued a ruling in our favor, which resulted in a tax refund of $19.9 million (which included interest and the effect of foreign exchange movements for the intervening period). In September 2004, the Swedish tax authorities appealed the decision of the Court and filed an appeal with the Administrative Court of Appeal in Sweden. We have responded to this appeal and have requested an oral hearing on the matter. The Court has responded that it will schedule an oral hearing, but we have not yet received a notice of the timing of such hearing. Our management, based on the advice of our tax advisors, has determined that it is not necessary to make any provisions for this tax dispute.

Recent Accounting Pronouncements

        In September 2006, the FASB issued SFAS No. 157, "Fair Value Measurements''. SFAS 157 prescribes a single definition of fair value as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. SFAS 157 is effective for us beginning as of January 1, 2008. We do not anticipate that the adoption of SFAS 157 will have a material effect on our financial statements or our results of operations.

        In February 2007, the FASB issued Statement No. 159, The Fair Value Option for Financial Assets and Financial Liabilities (FAS 159). This statement, which is expected to expand fair value measurement, permits entities to choose to measure many financial instruments and certain other items at fair value. FAS 159 is effective for us beginning in the first quarter of 2008. We are currently assessing the impact FAS 159 may have on our consolidated financial statements.

AIRCRAFT, ENGINE AND AVIATION PARTS INDUSTRY

Introduction

        The information and data contained in this prospectus relating to the commercial aircraft industry has been provided by Simat, Helliesen & Eichner, Inc. ("SH&E"), an international air transport consulting firm, relied upon as an expert. See "Experts". SH&E has advised us that this information is drawn from its database and other sources and that: some information in SH&E's database is derived from estimates or subjective judgments; the information in the databases of other commercial aircraft data collection agencies may differ from the information in SH&E's database; and although SH&E has taken reasonable care in the compilation of the statistical and graphical information and believes it to be accurate and correct, data compilation is subject to limited audit and validation procedures, and may accordingly contain errors. The historical and projected information in this prospectus relating to the aircraft, engine and aviation parts industry that is not attributed to a specific source is derived from SH&E's internal analyses, estimates and subjective judgments.

Executive Summary

        The business of owning leasing and trading aircraft, engines and parts is influenced by several key industry drivers, including demand for air travel and aircraft and engine fleet development. Key trends in the industry include:

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  Rapid economic growth, increasing per capita incomes in emerging markets, air transport liberalization and international trade are driving passenger and cargo traffic demand;

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  Technological development and increasing demand for newer aircraft, combined with demand for renewal of the freighter fleet, is expected to drive substantial passenger fleet replacement requirements over the next decade;

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  Despite the desire to replace older aircraft with newer, more efficient aircraft models, the present shortage of aircraft is delaying retirement and sustaining a ready market for many older aircraft;

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  The commercial aircraft leasing market now accounts for approximately 30% of the world aircraft fleet and an even higher percentage of the fast-growing low-cost carrier ("LCC") fleet;

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  The aircraft operating leasing industry is expected to continue to grow over the course of the next decade;

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  Demand for spare engines and parts is increasing due to the requirement to maintain aging aircraft and engine fleets that have survived the near-term replacement trends; and

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  Demand for leased spare engines and parts as airlines seek to decrease capital expenditures and avoid asset ownership.

Industry Overview

        Aircraft demand derives from the demand for passenger and cargo air transport. The demand for air transport is closely tied to economic activity and has historically grown at around 1.5 to 2.0 times the long-term growth rate in gross domestic product. The translation of passenger and cargo traffic demand into demand for aircraft units is impacted by a number of factors as airlines attempt to optimize their fleets for particular network structures and demand patterns.

        Over the past five years, a series of shocks outside the industry, including the terrorist attacks in the United States of September 11, 2001, global economic recession, military actions in the Middle East, health concerns, surging fuel costs and several natural disasters have affected the demand for air transport in different regions of the world. Despite these challenges, the global economy has expanded rapidly since 2002, driving sustained growth in worldwide travel demand and leading to positive global airline operating profits since 2004. Presently, the global airline industry continues to experience a cyclical upswing and as a result of these positive economic trends, the International Air Transport Association's ("IATA") April 2007 forecast predicts airline industry operating profits of $13.9 billion in 2007 and $19.9 billion in 2008.

Historical and Forecast World Traffic (RPMs) and GDP Growth

Source: Airline Monitor, January-February 2007 and International Monetary Fund ("IMF") World Economic Outlook, September 2006

        According to Airline Monitor, between 1991 and 2006, global passenger traffic measured in Revenue Passenger Miles ("RPM"), the measure of passenger demand representing each mile each passenger is carried, increased by nearly 135%, or an average rate of 5.9% per year, reaching 2,635 billion RPMs in 2006. Available Seat Miles ("ASM"), the primary measure of capacity representing each mile each seat is carried whether the seat is occupied or not, have grown at an average rate of 4.8% per year for the same period, amounting to 3,480 billion ASMs in 2006. Between 1995 and 2005, air cargo traffic has grown at an average rate of 5.1% per annum, from 67 billion Revenue Ton Miles ("RTM"), the most common measure of air cargo demand, representing each mile each ton of cargo is transported, to 111 billion RTMs.

        The Airline Monitor, a respected industry forecaster, projects 5.2% annual growth in passenger traffic and 5.0% annual growth in seat capacity for the next 10 years. This forecast is consistent with other industry forecasts. The Airbus 2006 Global Market Forecast predicts that air travel demand will continue to grow an average of 4.8% per year through 2025 and the Boeing 2006 Commercial Market Outlook projects 4.9% annual growth in traffic for the next 20 years. Air cargo demand globally is expected to grow even faster than passenger demand. For the next 20 years Airbus and Boeing forecast annual growth of 6% and 6.1%, respectively.

Historical Traffic Growth by Carrier Region (RPM)

Source: 1998-2005 Airline Business and latest 2006 data based on IATA estimates

        Passenger demand in North America, Europe and Latin America rebounded strongly from 2001 lows, while traffic in Asia, Africa and the Middle East, regions that are less dependent than Europe or Latin America on the U.S. market, have experienced steady growth since 1998. Today, air travel is rapidly becoming a more accessible alternative to land transportation for a growing proportion of the world's population, especially in high-growth emerging markets.

Drivers of Aircraft Demand

        The world fleet is expected to grow steadily as airlines continue to develop service offerings that accommodate the world's rapidly growing travel demand. Key elements that are currently driving growth in demand for both new and used aircraft include:

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  High rates of economic growth in emerging markets and increasing propensity to travel in these regions;

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  Stable growth in traffic demand in mature markets such as North America and Europe;

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  Relaxation of regulatory constraints on air service between countries and on new carrier development within countries; and

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  Increasing LCC penetration globally which continues to drive traffic growth rates upward and drive demand for increased seat capacity.

  Market Growth & Liberalization

        Emerging markets, especially those with large populations distributed over a broad geographic area, tend to have very small commercial passenger jet aircraft fleets relative to total population size. Their low aircraft to population ratios, which are generally less than one-tenth the ratio of the U.S. aircraft-to-population ratio, highlight the growth potential in these markets. According to Aircraft Analytical System ("ACAS") fleet data and International Monetary Fund ("IMF") population figures, for every one million people in North America, there are approximately 26 aircraft in the current fleet. In contrast, India, Russia and China have approximately one or fewer aircraft per million of population.

Current Aircraft Fleet to Population Ratio by Region

Source: ACAS, IMF, SH&E Analysis

        If per capita incomes in these emerging economies continue to rise and regulatory restrictions continue to be relaxed, it is reasonable to expect the fleet size of these markets to increase substantially in the next decade. Prospects for specific emerging market regions are discussed in more detail in the regional aircraft demand discussion below. While the mature intra-European and intra-North American markets exhibit lower growth rates, the absolute demand for aircraft units is expected to remain high given the large existing traffic base in these regions.

        Furthermore, continued liberalization of air travel is also expected to fuel demand for additional aircraft. Many countries are continuing to enter into new bilateral agreements or "open-skies" accords that will further liberalize international air travel and continue to create opportunities for new flights, new routes and new operators. In March 2007, the U.S. and the European Union agreed to a long-awaited open skies accord that will commence in March 2008 and will spur significant new route service opportunities. The primary element of the accord allows carriers based in the 27 European Union member states to fly from any European Union city to any U.S. city, while U.S. carriers will have the right to fly to any European Union airport, including London Heathrow. Continental has already made clear its expectations to open new Houston-London Heathrow and Cleveland-Paris routes, and other carriers are also providing indications of new services that will be offered. This is an example of why further liberalization is expected to drive demand for long-range mid-size aircraft, as international travel spreads to mid-sized cities between major global regions and will enable carriers to meet traffic demand growth more effectively on North Atlantic, Trans-Pacific and Europe-Asia routes. Aircraft such as the Boeing 777 and 767, the Airbus A330 and eventually the Boeing 787 and Airbus A350 are the aircraft types best positioned to take advantage of fragmenting long-haul markets.

        Critically, the current round of liberalization has extended to encourage the launch of new, low-fare carriers in emerging market countries, where robust economic growth faces pent-up demand for air travel. In the past two years alone, six new airlines were launched in Mexico (InterJet, Avolar,

Volaris, ALMA, vivaAeroBus, Aladia), six new airlines were announced in India (SpiceJet, Kingfisher, GoAir, IndiGo Airlines, Indus Airways, Paramount), three new airlines were launched in the former socialist countries of Central Europe (Centavia, Central Connect, Direct Fly), and two new airlines were launched in Thailand (NOK Air, Thai Sky Airlines). If sustained, ongoing rapid economic development in emerging markets is expected to continue to fuel demand for new aircraft, including narrowbody aircraft, for many years to come. This expansion is expected to drive continued demand for efficient narrowbody aircraft such as the Boeing 737 and Airbus A320, as untapped domestic markets of China, India, Brazil and Mexico continue to develop.

  Low Cost Carriers

        The increasing presence of LCCs across the world is generating additional demand for aircraft by creating new markets, and stimulating traffic demand with low fares. Given the importance of high asset utilization and service frequency, LCC fleet growth has predominantly focused on efficient and reliable narrowbody aircraft such as the Airbus A320 and the Boeing 737.

        LCCs have existed since the early 1970s, when Southwest Airlines began service in the United States. Although much of the early growth was in North America, the LCC presence has strengthened in other world markets, particularly Europe. In Great Britain, Ireland and parts of Western Europe, LCCs now represent a larger proportion of intra-regional capacity than their peers in North America. According to the Official Airline Guide ("OAG"), LCCs accounted for 25.4% of intra-regional seat departures in Europe versus the 28.9% of U.S. domestic seat departures accounted for by U.S.-based LCCs. The continued enlargement of the European Union is extending the fully liberalized European marketplace and opening new markets to LCC expansion. As a result, LCCs such as Wizz Air, Sky Europe, Centralwings and Air Berlin are exerting competitive pressure on state-owned legacy carriers, particularly in Central and Eastern Europe.

        While still far behind the levels seen in North America and Europe, LCC penetration in other regions is also growing significantly. LCC capacity share in Latin America has risen due to the success of Gol Transportes Aereos in Brazil and to a new expansion of Mexican carriers. Meanwhile, Southeast Asia and Australia have seen significant penetration by LCCs, including Air Asia and Tiger Airways, which are now spreading to other parts of the Pacific region. In addition to the successful entry of LCCs into the Southeast Asian and Australian markets, the new frontiers for LCC expansion in Asia are likely to be India and China. India, with its very large population and high number of urban population centers, is poised for growth. As the Indian economy grows, it is expected that the country's accompanying air traffic expansion will be met by increased capacity on the part of existing and new start-up LCCs. Recently, LCCs have been expanding into the long-haul air service market, reflected by recent long-haul aircraft order discussions by Jetstar, Air Asia X, Virgin Blue and the start-up operation of Oasis Hong Kong.

  Global and Regional Demand Growth

        The world aircraft fleet has more than doubled over the last 20 years and its composition is gradually shifting from North American dominance to a more balanced distribution between regions. Of the aircraft in the 2006 world aircraft fleet, approximately 23.0% are widebodies, 60% narrowbodies, and 17.0% regional jets.

        Historically, North America and Europe have accounted for the bulk of global aircraft demand, while the Asia-Pacific region has shown the fastest fleet growth, with an average of 7.2% per year since 1985. In North America and Europe, fleet growth rates are expected to slow relative to prior decades, while the Asia-Pacific region and Latin America are expected to generate much faster demand growth over the coming decade.

Historical Fleet Growth by Region

Source: ACAS, December 2006
Note: "CAGR" is Compound Annual Growth Rate

        North America.    Despite high fuel prices, 2006 proved to be a turnaround year for many North American carriers. Years of progress in reducing costs were finally matched by a strong revenue environment. The availability of Chapter 11 protection for several airlines helped support this environment by enabling uncharacteristic domestic capacity cuts. In April 2007, IATA updated its forecast for North American carriers to reflect the $7.4 billion operating profit for 2006 versus an operating loss of $300.0 million in 2005. Excluding $9.0 billion in restructuring costs, which are primarily related to the Northwest and Delta bankruptcies, North American carriers are reported to have earned a net profit of $3.3 billion in 2006.

        In North America, new aircraft order activity has been largely dominated by the LCCs over the last several years. According to ACAS, 41% of the North American order backlog is represented by LCCs such as AirTran, Southwest and Westjet. Despite the large order books, however, LCCs look set to exercise capacity restraint in 2007, as evidenced by AirTran and JetBlue delivery deferrals.

        Major U.S. airlines such as American, United, Delta, US Airways and Northwest will likely be part of the next round of new aircraft orders, though the bulk of consequent deliveries will likely be many years in the future. While new aircraft deliveries and fleet growth may lag behind the rest of the world in the next five years, the sheer size of replacement requirements will drive the largest market for narrowbody aircraft globally. In addition to replacement needs for the North American passenger fleet, the freighter fleet requires modernization.

        Asia-Pacific.    Despite epidemics and natural disasters, Asian traffic, which was less affected by the terrorist attacks of September 11, 2001 than the United States and Europe, has experienced continued growth in recent years. The Chinese market presents the primary growth engine in the region; passenger traffic growth has been very strong, with the number of passengers handled by China's airports reaching nearly 140 million in 2005, an increase of more than 15% from the prior year. Although medium-term growth in the Chinese market may be temporarily constrained by infrastructure and capacity limits, the Civil Aviation Administration of China plans to invest over $17.4 billion in airport development and build more than 40 airports to address these infrastructure needs over the next five years, according to Airline Business (April 2006). According to ACAS, Chinese carriers took delivery of 247 new aircraft from 2005 through 2006 and the current order backlog for Chinese airlines totals 735 aircraft, nearly all of which are expected to be delivered within the next five years. The domestic market has enormous potential and according to the Airbus Global Market Forecast 2006, the Chinese outbound tourism market is expected to be the fastest growing in the world.

        India, a country with over one billion people, representing 15% of the global population, experienced limited air service growth during recent decades. This changed dramatically however, in 2003 following moves by the government to liberalize the air transport sector. The present strong traffic growth is expected to continue, with India's GDP growth expected to amount to 7.3% for 2006 and forecasted to be 7% in 2007, according to the IMF 2006 World Economic Outlook. In its 2006 Traffic Forecast, Airbus estimated that domestic traffic growth in India would average 7.7% annually over the next 20 years. Indian carriers took delivery of 50 aircraft in 2006 and account for a current backlog of 382 jet aircraft. Despite the demand, Indian carriers are in danger of growing capacity too quickly and many carriers are operating at substantial losses at present. In order to accommodate this dramatic fleet increase, India is expected to continue to invest in airport and passenger handling infrastructure to enable carriers to diversify route networks and focus on earning yields above break-even levels.

        In addition to the projected potential for substantial growth in India and China's traffic, economic recovery in Japan and continued growth in Korea and Southeast Asia is expected to contribute to continued demand. Also, the Southeast Asian carriers continue to grow and develop new service opportunities and startup carriers as evidenced by the success of LCCs such as AirAsia and Tiger Airways.

        Europe.    Air travel growth prospects for Eastern Europe are very positive, with seven countries ranking in IATA's list of the top 20 countries demonstrating the highest compounded annual growth rates in passenger traffic for 2005-2009. This passenger growth is being driven by European Union enlargement, which has bolstered the region's economic growth, promoted liberalization in the aviation market, and encouraged the establishment of several LCCs. Approximately 50.0% of the European order backlog is represented by LCCs such as Ryanair, easyJet, SkyEurope, Air Berlin and Air One. These carriers will likely continue to open new markets and stimulate new traffic while simultaneously shifting market share from the European flag carriers. Despite the LCC dominance over the European narrowbody order book, major European carriers such as Lufthansa and Air France continue to place orders for new long-haul aircraft while a major long-haul fleet replacement order is expected from British Airways later this year.

        In Russia, air travel demand is hampered by Russian airlines' difficulties in accessing the market for efficient, Western-built aircraft. The bulk of Russia's passenger aircraft fleet is currently made up of old and inefficient Soviet-era aircraft and import duties and excise taxes on Western aircraft continue to make it difficult for many Russian airlines to replace equipment. Despite these challenges, Russia's civil aviation authority estimates that a large number of the Soviet-era aircraft in service will face retirement by 2010, driving the need for an estimated 500 aircraft to fill the capacity gap. Demand for new aircraft and limited supply of capital may result in Russia becoming a significant growth market for operating lessors in coming years.

        Middle East/Africa.    Air traffic in Africa and the Middle East has also grown rapidly in the last ten years. Governments in Persian Gulf states such as the United Arab Emirates and Qatar have supported the development of airlines, including Emirates Airlines, Etihad Airways and Qatar Airways, resulting in the rapid expansion of these airlines into long-haul markets. The Persian Gulf region also has two established LCCs, Air Arabia and Jazeera Airways, and two Saudi Arabia-based LCCs are set to launch in 2007.

        Africa is also experiencing growing demand for air travel, and major European carriers have started to add capacity to the continent. The interest in lucrative African routes, often governed by restrictive bilateral air service agreements that limit the number of carriers that can operate each route, is evidenced by the Lufthansa-Swiss International merger, which the German carrier hailed as an opportunity to gain valuable new route access to Africa. Further attesting to the region's positive outlook, several carriers made news in recent years. They included Ethiopian Airlines with an order for ten Boeing 787s; South African Airways with its entry into the Star Alliance in April 2006; Kenya Airways with its invitation to become an associate member of the SkyTeam alliance; and the recently launched Virgin Nigeria Airways.

        Latin America.    Since 2001, most Latin American economies have experienced an economic upturn, according to the International Monetary Fund's 2006 World Economic Outlook. Several airlines in the region ceased operations in recent years, but the increased liberalization of domestic and international air transport markets has spurred renewed investment, reorganization and consolidation in the airline sector. Growth potential in large domestic markets such as Mexico and Brazil is substantial, and several well-run carriers are taking advantage of this demand. Industry consolidation is expected to generate savings through economies of scale and expand the airlines' route networks, which should improve service levels and stimulate further traffic growth. As discussed earlier, LCC capacity share in Latin America has risen, driven by growth in Brazil and Mexico. During the past year, Mexico saw five new ventures and Brazil's Gol, which had successfully established itself in domestic service, continued to expand its reach outside of Brazil with the acquisition of Varig in 2007.

Drivers of Aircraft Replacement

        Airline fleet planners must not only evaluate aircraft choices to cover an airline's growth requirement, but must also assess the economic and strategic feasibility of fleet renewal. Replacement demand derives from the need to remove aircraft with unattractive operating economics and poor reliability from carrier fleets. Replacement can be achieved through the new aircraft market by ordering aircraft from manufacturers, or can take place via the used market through buying or leasing 5-10 year old newer generation equipment. Several developments in the industry indicate a growing need for replacement over the course of the next decade.

  Industry Restructuring and Consolidation

        In North America, the legal protection provided by Chapter 11 of the United States Bankruptcy Code and similar provisions in Canada has allowed carriers to restructure their operations, including reorganizing schedules, restructuring debt, rationalizing fleets, reducing labor costs and lowering pension liabilities. The ability of carriers in bankruptcy to shed inefficient capacity has greatly contributed to the overall yield improvement evident in the U.S. market during 2006. If the major U.S. airlines continue to recover, these carriers must eventually replace their existing fleets with more modern, fuel-efficient aircraft.

        Large European network carriers, particularly Lufthansa, Air France/KLM and British Airways, have achieved significant cost savings and material revenue growth improvements by concentrating on more lucrative long-haul operations rather than marginally profitable short-haul flights. All three carriers have recently expanded operations to India and East Asia, especially China, and all have recently placed new orders for long-haul aircraft. Despite some recent failed attempts, many industry observers are predicting significant global consolidation in coming years.

        Regardless, while the rate of fleet growth of the North American and European carriers will be lower than regions such as Asia and Latin America, the coming need for fleet replacement and the substantial absolute size of these fleets will continue to translate into a substantial share of long-term deliveries for carriers in these regions.

  Relative Operating Economics

        Increased energy prices have largely hidden the effects of the efficiency gains and cost-cutting efforts undertaken by airlines since 2001. The U.S. Department of Energy reports New York jet fuel prices increased by 123% between December 2003 and April 2007 in U.S. dollar terms and 106% in Euro terms. The sustained high price of fuel may have significant ramifications for the health of the air transport industry. IATA reports that the industry fuel bill increased from $44 billion (14% of cost) in 2003 to $111 billion (26% of cost) in 2006. IATA expects total fuel costs to have increased to $117 billion (26% of costs) in 2007 and forecasts it to drop to be $112 billion (24% of costs) in 2008. Despite some relief in crude oil prices in 2007, IATA expects crude oil prices to average $61 per barrel in 2007 and notes that with profitable fuel hedges coming to an end for many carriers, the jet fuel bill is expected to remain a large proportion of operating costs for the foreseeable future.

        Expectations that fuel prices will remain high in coming years is beginning to spur plans for accelerated fleet replacement, particularly for the oldest aircraft in the global fleet. Despite the desire to replace certain aircraft, however, many carriers simply cannot access newer equipment given the lack of supply in the market.

  Technological Advancement

        Aircraft replacement is also clearly driven by technological advancement. Aircraft manufacturers must balance the development and introduction of new technology with existing resource constraints and current product-line considerations. The development cycles for new aircraft are long and often require dramatic changes mid-course as evidenced by Boeing's cancellation of the Sonic Cruiser program and Airbus' multiple iterations of the A350 design (Airbus launched the A350XWB in late 2006 designed to eventually replace both the A330/A340 and compete with the 777 and 787 with deliveries expected to commence in 2013). In addition, once aircraft are successfully launched and developed, it takes several years for the type to achieve the critical mass necessitating large scale fleet replacement. Large scale deliveries of the newest technology widebody aircraft are still several years away, but these aircraft will have a certain impact on the market for the aircraft types they are designed to replace.

Aircraft Supply

        The supply of aircraft is determined by the number of new aircraft the manufacturers are able to deliver, as well as the fleet retirement and freighter conversion decisions of airlines, which are based on assessments of the interaction between relative aircraft economics and the levels of passenger traffic and yield.

  New Delivery Outlook

        The airline industry's financial challenges in 2001-2003 impacted aircraft and engine manufacturers. Airbus, Boeing, Pratt & Whitney, General Electric and Rolls-Royce implemented production cutbacks during that period. While neither Boeing nor Airbus experienced a high number of outright cancellations during the downturn, they deferred deliveries and adapted to much lower levels of new orders. By 2005, however, the economic recovery and rising demand for travel pushed aircraft orders to record highs. 2006 proved to be another bumper year for new aircraft orders and, despite expanded production capability since 2003, the manufacturers are reported to be largely sold out through 2010.

        The current order backlog provides the best indication of the allocation of deliveries expected in the coming years. More than 5,600 aircraft are currently on order and most are due to be delivered over the next five years. Of 4,829 orders with specified customers, 40% have been ordered by Asia-Pacific carriers, another 25% of orders are destined for North America, and 23% for Europe. Furthermore, 1,478 aircraft (26% of the backlog) are on order by LCCs.

        LCCs in Europe and North America account for a disproportionate share of the aircraft order books relative to their share of traffic in these regions. It is clear that these carriers will continue to grow faster than their traditional network counterparts, particularly in these regions which are characterized by more mature and fragmented intra-regional travel markets.

LCC Share of March 2007 Order Backlog, by Region

Source: ACAS March 2007; SH&E Analysis

        Boeing is expected to maintain production discipline despite temptation to invest in new production capacity to satisfy near term demand. It has announced expectations that it will deliver approximately 440 aircraft in 2007 and up to 515 in 2008 as the 787 production begins. The 787 delivery stream will likely mitigate a potential cyclical demand downturn that may occur in coming years, since the initial several years of deliveries reflect significant pent-up demand for the mid-sized long-haul market segment.

        Having outperformed Boeing for years, Airbus faced a difficult year in 2006 and prospects for coming years will continue to bring significant challenges. Delays to the A380 delivery stream, several attempts to launch a commercially successful competitor to the 787 and 777 and political and management upheaval continue to place the manufacturer in a difficult cash position. The recent introduction of the Power8 restructuring program will help Airbus address these problems by reducing overhead, increasing the speed of aircraft development, relying more heavily on the supply chain and increasing the efficiency of its manufacturing process. It is expected that Airbus will leverage its popular A320 family and A330 production lines while restructuring takes place. In line with this expectation, Airbus recently announced intentions to bring A320 family production from 32 per month to 36 per month by the end of 2008. From 2009, Airbus plans to produce up to four additional A320 family aircraft per month in China.

        Based on potential build rates and planning from Boeing and Airbus, the chart below illustrates SH&E's view as to the expected level of new aircraft deliveries from the two manufacturers over the next five years. It is possible, however, that constraints in the supply chain (such as access to titanium and carbon fiber material) may prevent Boeing and Airbus from fully meeting production goals.

World Aircraft Orders and Deliveries (1990-2006) and Delivery Forecast

Source: ACAS, December 2006, Forecast: SH&E

  Aircraft Retirement Outlook

        Airlines order new aircraft not only to grow their businesses, but also to replace older less-efficient aircraft in their fleets, and current high fuel prices are accelerating such replacements. If carriers are able to execute on their fleet replacement plans and there is no demand for additional use of an aircraft by another operator, the aircraft will be permanently retired. The chart below shows that North America, Africa and Latin America will have a greater need for fleet replacement in the near term given their aging fleets.

Commercial Jets—Average Fleet Age, 2006

Source: ACAS, December 2006

        According to ACAS, more than 2,200 aircraft were parked in temporary or permanent storage as of December 2006. Based on SH&E's observations, approximately 1,600 of these aircraft are obsolete and are highly unlikely to ever re-enter operational service. The number of aircraft being officially retired from service or being scrapped for parts spiked during 2001 and 2002 and tapered off slightly in recent years as aircraft demand rebounded. Based on historically derived curves, SH&E expects the need for aircraft retirement to increase over the next few years as the fleet ages and marginal aircraft are removed from service. It should be noted that there are over 1,250 Stage 2 (Stage 2 refers to aircraft that do not comply with FAR Part 36, Stage 3 and ICAO Annex 13, Chapter III noise level limits and are restricted from operating in most jurisdictions) aircraft still in service and SH&E believes that the retirement rate should increase to over 350 retirements for each of the next three years.

Used Aircraft Market

        In line with the cyclical demand recovery, the number of available used aircraft as a share of the total fleet has declined steadily since 2002. The percentage of the world fleet that was available for sale or lease at the end of 2005 fell below 3%, nearing the lows experienced in 1996. In addition, the vast majority of the "old" aircraft types reflected below are aircraft models that simply do not have sufficient reliability or operating economics to warrant service re-entry.

Aircraft Availability

Source: Airline Monitor, February 2007
Notes: (1) New aircraft include: 737-300 to 900, 757, MD-80/90, A-319/320/321, BAe 146, F-70/100, CL-600, EMB, 747-300/400, 767,777, MD-11, A-300-600, A-310 & 330/340; (2) Old aircraft include: 707, DC-8, DC-9, 727,737-100/200, F-28, BAC-1-11, Caravelle, L-1011, DC-10, 747-100/200, A-300B4-100/200.

        The few new generation aircraft that are available on the used market are typically being marketed in advance and not actually available until 9 to 12 months in the future. These types have large user bases that are continuing to expand as the operators produce additional units and supply is severely limited. These supply shortages of the newer aircraft types have led to substantial increases in lease rates and values for a number of new generation aircraft types, particularly the A320 family and 737NG family, which are highly favored by LCCs and start-up carriers, but also form the backbone of major network carrier short-haul networks. Supply of efficient widebody aircraft is also severely constrained, particularly since deliveries of new 767-300ERs fell substantially once the 787 order book gained momentum. As described earlier, increasing liberalization is fragmenting long-haul markets and this has led to a high degree of pent-up demand for mid-size long-haul aircraft such as the 767-300ER and

A330. Supply is effectively zero and during 2006 it was clear that manufacturers were not able to satisfy demand. This demand filters directly down into the Generation 2 used aircraft market which also exhibits supply shortages. Aircraft such as 767-300ERs, 757-200s and 737 Classics are experiencing strong demand and will largely remain in service despite the fact that early build examples of these types are nearing retirement age.

        As discussed previously, the expected production rates at both major manufacturers will only partially alleviate the supply shortfall and, as a consequence, 737 Classics, 757s, early vintage A320 and 767-300ER aircraft are likely to remain in demand for a number of years to come, even with modest traffic growth. The relative efficiency of these types is clearly sufficient to pass the operating cost differential test described above and airlines continue to operate such aircraft profitably. In essence, the lower ownership costs of this category of equipment offsets the fuel savings of the latest generation of aircraft. This indicates that excess demand and high lease rates for new equipment is helping to extend passenger service operating lives of such aircraft. Once the market nears equilibrium and sufficient aircraft supply exists to satisfy passenger demand, many of the aforementioned aircraft type fleets will likely be partially transitioned to freighter service.

  Long Term Commercial Jet Fleet Outlook

        The size of the global commercial jet fleet is expected to double over the next two decades, a rate of growth consistent with that observed in the prior two decades. Boeing's 2006 Current Market Outlook forecast indicates that the world fleet will reach 35,970 aircraft in 2025, of which 27,370 will be mainline passenger jets. Boeing defines mainline passenger jets as those of more than 90 seats. Airbus, in its 2006 Global Market Forecast, forecasts growth to 33,500 total aircraft by 2025, of which 27,307 will be mainline passenger jets. Airbus defines mainline passenger aircraft as those of more than 100 seats. While the two manufacturers have similar forecasts of global traffic growth, their views of the market for "very large aircraft" such as the Airbus A380 are substantially different. Airbus expects congestion at major airports and low per-seat operating costs to draw airlines to the largest possible aircraft. Boeing expects passengers, and therefore airlines, to favor point-to-point service in smaller, fuel-efficient aircraft, including the 787 and A350XWB.

Projected Commercial Aircraft Fleet Growth

	Airline Monitor 2006-2025	Airbus 2006-2025	Boeing 2006-2025
Projected Total Fleet	40,097	33,479	35,970
Additions-Growth	21,898	17,102	17,630
Additions-Replacement	6,402	5,561	9,580
Total Additions	28,300	22,663	27,210
Additions per Year	1,415	1,133	1,361
20 Year Fleet CAGR	4.0%	3.4%	3.7%

Source: Airbus Global Market Forecast, 2006; Boeing Market Outlook, 2006; the Airline Monitor, January, February 2007

        Although North American and European traffic growth rates are expected to slow relative to the past, the sheer size of the current fleets will result in large requirements for additional aircraft. Large intra-regional travel demand will mean the core fleet growth in these regions will be in narrowbody aircraft types. Asia-Pacific will require substantial numbers of additional widebody aircraft to meet growing long-haul travel demand and this market is expected to generate the largest share of deliveries by value over the next 20 years.

  World Engine Market Outlook

        The expected air travel and air freight demand growth in emerging markets, particularly China and India, the continued development of LCCs, and ongoing fleet renewal at legacy carriers are driving increased demand for commercial aircraft, and consequently for aircraft engines. Rolls-Royce, a leading engine manufacturer, forecasts commercial jet engine deliveries totaling 61,209 worth $508 billion, including spares, through 2025. Based on Rolls-Royce's forecast delivery rate, the number of jet engines in service will more than double from approximately 44,705 in 2006 to 90,614 in 2025.

Aircraft Leasing Industry

  Overview of Aircraft Leasing

        Aircraft leasing has evolved over the last 40 years to become a highly sophisticated market. In effect, leasing has become a source of capital that carriers use along with debt and equity to finance their equipment acquisitions. Regardless of whether the purchased aircraft are new or used, very few airlines have the internal cash available to self-finance aircraft acquisitions. Thus, most airlines seek financing from several sources, including traditional bank debt, export credit guarantees, tax leases, capital market transactions and operating leasing.

        Over the past 20 years, the world's airlines have turned to operating leases for an increasing share of aircraft financing requirements. Airlines are attracted to operating leasing for a variety of reasons, including low capital outlay requirements, fleet planning flexibility and residual value risk avoidance. Furthermore, operating leasing is often the preferred choice for start-up carriers because it lowers the capital requirements for entering the market. Many banks significantly reduced their airline exposure between 2002 and 2004, and it became more difficult for airlines to obtain financing through the capital markets. Operating lessors effectively acted as the lenders of last resort to the industry during that period, maintaining vital liquidity in an otherwise challenging market environment.

        As shown below, Ascend data indicates that the proportion of the global fleet under operating lease has increased from 17% in 1990 to 30% in 2006. SH&E believes that operating leases will continue to become more popular and that 40% of the global fleet will be subject to operating leases over the course of the next 10 years. Of the current backlog of 5,683 aircraft, 733 were ordered by 11 leasing companies directly and a significant number more are likely to be under lease ultimately as a result of sale/leaseback transactions.

Evolution of Fleet under Operating Lease, 1990-2006

Source: Ascend as of September 2006

  Operating Lease Industry—Competitive Landscape

        By recent estimates, the aircraft leasing industry represents assets worth over $120 billion. Among the 20 major players, the top two together account for over half the global portfolio. General Electric Capital Aviation Services ("GECAS") owns and manages approximately 1,715 aircraft and ILFC owns and manages 929 aircraft. Other key operating lessors, ranging from AerCap to Macquarie are significantly smaller but form the core of a competitive leasing industry, as described below.

Top Mainline Jet Operating Lessors

Operating Lessor	Narrowbody	Widebody	Total
GECAS	1529	186	1715
ILFC	659	270	929
Boeing Capital	240	27	267
AerCap	224	20	244
Aviation Capital Group	207	6	213
CIT Aerospace	185	23	208
Babcock & Brown	184	20	204
RBS Aviation Capital	193	3	196
Pegasus Aviation	145	37	182
AWAS	105	37	142
Macquarie	131	6	137
ORIX Aviation	84	10	94
BCI	76	11	87
Singapore Aircraft Leasing	56	14	70
Pembroke	62	4	66
Aircastle Advisor	51	15	66
Sumisho	38	6	44
Allco	25	18	43
Tombo Aviation	26	6	32
Guggenheim Aviation Partners	21	10	31

Total	4,241	729	4,970

Source: Ascend AIR, March 2007

        Following the recovery in the aircraft leasing market that started in 2004, there has been significant activity and interest in lessor acquisitions by strategic and financial buyers. In June 2005, Cerberus purchased AerCap, which has since acquired part-out specialist AeroTurbine and continues to grow its portfolio through new orders and lease acquisitions. Earlier in 2005, Aviation Capital Group increased its size and global reach with the acquisition of Boullioun Aviation Services. In May 2006, Terra Firma acquired AWAS. Another major player, RBS Aviation Capital, has grown organically through sale-leaseback transactions and recently committed to new aircraft orders from Airbus and Boeing. In December 2006, Bank of China acquired full ownership of Singapore Aircraft Leasing Enterprise ("SALE") for $965.0 million from Singapore Airlines, WestLB and two Singapore government investment arms. In late 2006, GATX sold its remaining aircraft leasing interests to Macquarie Aircraft Leasing. Aircastle dramatically increased the size of its fleet during 2006 and 2007, in part through the purchase of 38 passenger and freighter aircraft from Guggenheim Aviation which was announced in January 2007.

        As of March 2007, ILFC and GECAS together accounted for 359 aircraft on order, but other key lessors such as AerCap, CIT Aerospace, RBS Aviation Capital and SALE placed significant orders in 2005 and 2006.

Top Aircraft Operating Lessor Order Backlogs

Operating Lessor	Narrowbody	Widebody	Total
ILFC	132	76	208
GECAS	132	19	151
AerCap	76	20	96
CIT Aerospace	52	25	77
Singapore Aircraft Leasing	66	—	66
RBS Aviation Capital	41	—	41
Alafco	6	24	30
Pegasus Aviation	4	14	18
Guggenheim Aviation Partners	—	17	17
Aviation Capital Group	15	—	15
LCAL	—	14	14

Total	524	209	733

Source: Ascend AIR, March 2007

  Regional Penetration of Operating Leasing

        Today, the leading operating lessors have a truly global reach. Although 60.0% of the fleet under operating leases is placed with North American and European operators, South America has the highest percentage of aircraft under lease, followed by Asia, Europe and the Pacific Rim.

        Europe has experienced the biggest increase in operating lease penetration, due in large part to the boom of the LCC carriers entering service. Compared to 1990, Europe's penetration has gone up by 25 percentage points through 2006 and is expected to continue to increase as markets in Eastern Europe, Russia and the Commonwealth of Independent States grow and increase opportunities for LCCs and other start-up carriers.

        While North America has not witnessed a rapid increase in the proportion of operating leases over the last two decades, this trend is expected to change. Major carriers are no longer able to rely on the leverage leasing market and capital market financing has become comparatively difficult to secure. It is expected that both U.S. major carriers and LCCs will likely increase reliance on operating leasing as a key source of financing in coming years. Given that the United States will represent the largest narrowbody market globally, the major operating lessors are well placed to help finance these requirements.

Historical Operating Lease Penetration by Region

Source: Ascend

        Operating leasing in the Asia-Pacific region will also continue its upward trajectory as the market fragments and new carriers continue to evolve. The major Asian airlines have access to very cheap bank financing and will be unlikely to be major users of operating leasing, but the growing set of LCC and short-haul airlines in this region operating primarily narrowbody aircraft will continue to generate opportunities for leasing companies. Lessors are already very active in both China and India, where domestic fleet requirements, both leased and owned, will continue to grow.

        In recent years, operating lease penetration has increased in the Middle East due to rapid fleet growth and bridge lift requirements by several carriers. Aside from the LCC sector, however, major carriers in the region have relatively easy access to capital and are not expected to be heavy users of the operating lease market in the future. Latin America has long had the highest proportion of operating leasing and this is primarily a result of carriers in the region having no other access to capital.

  Asset Selection & Asset Management

        The ability for aircraft leasing companies to earn stable returns is dependent on asset liquidity and asset management capability. A lessor generally earns profits when the present value of the lease revenues and future aircraft sale value exceeds the original purchase price of the aircraft and the expenses involved between leases. The entry price is dependent on prevailing market conditions and the relative bargaining power between buyer and seller. Maximizing residual value and rental revenue, however, requires appropriate asset selection in line with the lessor's strategic objectives, an understanding of the current market for specific aircraft types, anticipation of trends that may impact aircraft value over a given investment horizon and the ability to execute asset monetization and disposition strategies. Such strategies vary, according to the age and the relative desirability of the asset but include re-leasing, selling (with or without a lease attached) or dismantling to obtain the constituent components.

        Leasing is a cash flow business and key objectives include management of lease revenue stream, smoothly transitioning aircraft between lessees in order to minimize off-lease time, minimizing refurbishment or reconfiguration costs by keeping assets relatively standardized and minimizing risk by predicting impact of maintenance exposures and expected lease return conditions. Lessors can mitigate exposures to aircraft market risk and asset specific risk by working to select appropriate assets for purchase. In addition to expectations relating to the future value and lease rate behavior of a specific aircraft type, when selecting assets to purchase, lessors often focus on those aircraft with the highest market liquidity, such as the A320, 737-800, 767-300ER and A330-200. For each aircraft/engine model, the prospective buyer must understand the breadth (number of operators) and depth (number of aircraft) in the market, the share of the fleet in storage, current aircraft availability and trading activity of used aircraft. In addition, important considerations for the residual value of aircraft relate to levels of product support, whether the aircraft remains in production or has replacement technology on the horizon, potential for freighter conversion or other secondary uses, and relative operating economics.

Operating Lease Depth and Breadth by Model

Source: ACAS, December 2006

  Aircraft Lease Rates and Lease Rate Trends

        Aircraft operating lease rates generally represent market-clearing prices that reflect current supply and demand. Lease rates depend upon the type of lease, interest rates, tax liabilities, lease term, value of the aircraft at lease inception, the forecasted residual value of the aircraft at lease termination and the credit quality of the lessee. During the air transport demand downturn of 2002 and 2003, lessors showed considerable pricing flexibility and often entered into short-term leases at reduced rates in order to keep assets deployed. Now that global passenger traffic has recovered, lease rates have firmed substantially, and lessors are able to realize lease rates above pre-2001 levels on certain aircraft types.

        Although lease rates are closely correlated to global economic conditions, rates for a particular aircraft generally hold steady in nominal terms for a long period, then fall quickly once the aircraft type faces large scale replacement. Once replacement technology for the aircraft in question is established in the market, the aircraft's lease rates typically decline quickly and permanently.

        As a summary measure, aircraft lessors and traders typically measure the effect of interest rates and residual value risk by looking at the ratio of lease rates to purchase prices, known as a "lease rate factor." Lease rate factors tend to rise as aircraft age, and they also vary with lease term length. Lease rate factors for newer aircraft are lower than those for older aircraft, due to the increased risk associated with older aircraft. Older aircraft tend to be operated by less credit-worthy airlines and residual value performance is a much more important component of overall return. Moreover, lease rental volatility tends to be greater for older aircraft and they exhibit a wider percentage change in lease rates from cycle peak to cycle trough.

        For many aircraft types, excess demand has led to an increase in lease rental rates and, in certain cases, aircraft values. Historically, growing demand for a particular aircraft and resulting higher lease rates has correlated strongly with increased market value. Trading values normally lag lease rate movement, and it is expected that some aircraft will see a limited increase in trading values over the short to medium term.

        Whereas rentals for many used aircraft models fully recovered following the recent air transport demand downturn, lease rates of certain older aircraft appear to have suffered a permanent reduction that suggests accelerated obsolescence. The attraction of the superior operating economics of the latest generation of narrowbody transports is compelling, especially in light of current high fuel costs. For a number of Generation 3 aircraft types, particularly the A320 and 737, which are highly favored by LCCs, supply is very limited. Lease rates for newer narrowbody aircraft are consequently expected to continue to rise over the next few years. Generation 2 narrowbodies, such as 737 classics and 757-200 have increased in the last year and are likely to remain firm, but are expected to experience greater volatility over the next cycle.

        Demand for mid-size widebody aircraft types, such as the 767-300ER and A330-200, is exceptionally strong and cannot be met by current aircraft availability. These aircraft may generate very high returns in coming years, but face greater risk of low lease rates and residual value performance during the next market trough. SH&E believes that, barring some unforeseen geopolitical event, lease rates for most of the in-service aircraft will continue to increase over the next few years or, at the very least, remain stable.

Engine Leasing Industry

        For the same reasons that aircraft leasing is becoming increasingly prevalent, the spare engine leasing market is also growing rapidly. Operators require spare engines to ensure that their aircraft are not grounded due to planned or unplanned engine maintenance requirements. In addition, as engines become more expensive, operators are increasingly entering into operating leases rather than owning their spare engines.

  Spare Engine Demand

        While total installed engine demand is a function of the number of aircraft in the fleet, spare engine demand is dependent upon an array of factors. Many of these factors are unique to specific engine type, fleet age, operator base and engine shop visit rates. The largest driver of spare engine demand is the number of annual engine hours operated, which in turn is a function of the fleet size and utilization patterns for a specific aircraft/engine type. The general consensus in the engine leasing industry, however, is that the spare engine population is 10 to 15% of the installed engine fleet; or between 4,200 and 6,200 engines.

        As engines reach maturity, their off-wing maintenance requirements increase and a higher ratio of spare engines is required to support the installed fleet. As a result, spare engine demand for a given fleet of engines will continue to increase once the platform fleet type has ceased production. Spare engine leasing therefore tends to be most active from the time production ends until the relevant platform aircraft type is retired in large numbers.

        An additional driver of the engine demand occurs when large fleets of a given aircraft type are moved from major airlines to a larger number of smaller airlines throughout the world. This creates a demand for more spare engines to support the smaller and more geographically dispersed fleets though smaller carriers are beginning to find ways to mitigate such inefficiencies through spare engine pooling and other logistics support programs.

  Engine Operating Leases

        Today's aircraft operators have a large number of products to choose from to provision their spare engines, ranging from outright ownership, short and long-term operating leases, support through total care contracts and a variety of other solutions. As with aircraft, engine operating leases are appropriate for those operators that have difficulty raising funds for equipment purchases, have better uses for their capital or do not want to have additional debt on their balance sheets. Engine operating leases can be as short as two months or as long as 15 to 20 years, depending on operator requirements. Short-term leases are typically three to six months in duration and are used as stopgap measures to cover individual engines while they undergo shop visits, while long-term operating leases are used by airlines with fleets of a sufficient size to warrant full-time spare "engine coverage". The operating lease arrangement allows maximum spare engine utilization and permits the lessee to use off balance sheet financing. Engine leasing companies can typically extract higher lease rates for short-term leases, since there is typically a more immediate operator need. Furthermore, such leases almost always require maintenance reserve payments, so in many cases the lessor can achieve better protection for assets in short-term lease pools.

  Competitive Environment

        Engine lessors can loosely be categorized as those affiliated with the Original Equipment Manufacturers ("OEMs"), independent engine lessors, MRO providers and financiers/investors. A significant number of smaller lessors also participate in the market, but primarily for older engines that require less capital and are likely to be disassembled and sold for their component parts at the end of the lease term.

        While the three primary engine manufactures have long had engine leasing divisions to support their products, their assets were typically leased for short terms, and the primary role of such leasing divisions was not to finance engines for customers. Over the last 15 years, however, OEM leasing divisions have grown significantly and are increasingly becoming independent profit centers that provide short and long-term spare engine provisioning options to customers.

        While engine leasing requires significant technical knowledge and asset management ability, in several ways it entails lower business risks than aircraft leasing. For example, the demand for spare engines is less sensitive to airline profitability and engine lessors typically face lower remarketing risk. As with aircraft, engine lessors are expected to seek to participate in the most liquid markets; engine types with high usage rates and wide operator bases. Other factors important to asset selection are the long-term utility of host aircraft and availability of third-party MRO facilities. The liquidity and continuous maintenance needs of the fleet of CFM56-3 and -5 engines that power 737 Classics and A320s respectively, make these some of the most attractive leasing assets.

  Engine Values and Lease Rate Trends

        With appropriate maintenance and care, an aircraft engine has considerably longer life than that of an aircraft airframe. Engines can be restored to nearly new condition through maintenance while airframes cannot.

        Aircraft engines may be categorized by the maximum amount of thrust they produce, and all else being equal, the value of engines are strongly related to this maximum. This manifests itself in a strong and direct relationship between new engine list prices and takeoff thrust. Used engine values however, are dependent upon a large number of factors which must be considered for each engine. Maintenance costs, fuel burn, ease of remarketing, and expected useful life, among other factors, are considered in determining the value of an engine model. The value of a specific engine is dependent on even more factors, including the condition of the parts in the engine, the time the engine can be expected to operate before needing scheduled maintenance, and open mandatory compliance maintenance tasks.

        The general value trends for engines can be characterized by breaking up the asset life cycle into three phases. The first phase of production is characterized by continued strong new engine demand with used engine values increasing slightly faster than the rate of inflation in accordance with engine manufacturer escalation rates for new engines. When strong demand for the platform aircraft falls off, the asset enters the second phase and the installed engine fleet enters a relatively long period characterized by stable supply and demand, and the slight depreciation of the engine value is offset by inflation. As demand for the aircraft that the engine supports falls due to obsolescence, engines begin to lose value quickly and in many cases are more economical to disassemble into parts than undergo maintenance. An engine's value is comprised of two liquid components, the shop visit and Life Limited Parts ("LLPs"), and the remainder of the engine, or core.

        The engine disks that rotate at high speeds are subject to high mechanical stresses and to ensure their safety, manufacturers limit the number of cycles these critical parts can be utilized. Upon reaching the limit, these LLPs must be removed from the engine. The large physical size of the parts, elaborate manufacturing processes, and exotic metals result in the parts being very expensive. With LLP set prices ranging from $1.5m to more than $7m for modern aircraft engines, the status of the LLPs in the engine contributes significantly to engine value.

        High temperatures in the turbine cause airfoil wear which decreases engine efficiency, requiring them to be replaced at engine shop visits. Although perhaps not individually expensive, modern aircraft engines typically have 1,000 to 2,000 airfoils that are expensive in aggregate to replace, and so the time since the last performance restoration exerts a strong influence on engine value.

        The core engine value accounts for the remainder of the engine value, including the non life-limited parts and engine data plate, and is most strongly linked to engine demand for the engine type. As the engine moves from Phase I to III, the value provided by the liquid components increases as a percent of the total engine value. Engine leasing companies can typically extract higher lease rates for short-term leases since there is typically a more immediate operator need, a requirement to amortize transaction costs over a shorter term and a greater risk of technical issues arising at lease return. Lease rate factors are generally higher for older engines given the relatively higher re-marketing risk and asset management requirements.

Spare Parts Trading Market

        Demand for used aircraft parts is tied directly to utilization of the aircraft that the spare parts support. Higher aircraft utilization leads to greater wear on components, which results in more frequent part replacements, repairs and overhauls. The parts aftermarket is comprised of a few large companies, including GE Aviation Material Services, AAR Corp, Volvo Aero and AirLiance, several well established mid-size companies such as AeroTurbine, Kellstrom and the Memphis Group as well as many small niche participants. All of these companies tend to buy surplus equipment from OEM's or airlines and resell it to airlines, MRO facilities or to other parts companies. Numerous companies purchase complete aircraft and engines to dismantle them for parts (a process known as "part out").

        Most parts companies hold their inventories in the condition or state in which the parts were acquired; new if purchased as surplus from an OEM or in an "as-removed" condition if removed from an aircraft. The as-removed condition is by far the most prevalent for parts found in most 3rd-party inventories and these parts must be fully checked by a licensed and qualified repair facility before they can be installed on another aircraft. Parts companies will typically send a limited number of removed parts out to a vendor for testing or overhaul and subsequently hold them in stock in "serviceable" (serviceable parts are in condition satisfactory for installation or use in an aircraft, engine or another spare part or appliance) or "overhauled" (overhauled parts have been repaired and tested to defined overhaul standards specified by the manufacturer) condition ready for immediate sale. Parts traders can generally achieve the highest margins for serviceable material in situations in which an airline has an aircraft grounded due to a lack of internal spare part availability and will a pay high price order to get the aircraft back into revenue service. Parts companies must balance such margin potential with the cost of repairing and holding inventory.

        During the recent cyclical downturn, many parts companies experienced distress following airline reductions of capacity through retirement, temporary storage, and reduced aircraft utilization. Parts suppliers found themselves holding large parts inventories for which there was suddenly limited demand and increasing supply. The resurgence in capacity and aircraft utilization in the last several years has increased demand for spare parts for those aircraft types that have experienced increased utilization. Demand for parts of certain older aircraft types that have not been returned to active service continues to wane. In addition, the continuing rebalancing of the world fleet from older aircraft toward less maintenance-intensive newer-generation aircraft has placed strain on some spare parts aftermarket suppliers.

        Some aftermarket parts companies have additional business lines in addition to trading aircraft and engine spare parts and many MRO companies also participate in the secondary parts market.

        For all aftermarket parts companies, there are only two principal sources of product other than buying from other parts companies. Material can either be obtained from airlines and manufacturers selling surplus inventory or from dismantled aircraft and engines. These dismantled aircraft or engines, otherwise known as "part-outs," are invariably of two categories: (1) either they are approaching the end of their useful economic lives, and it has become economically viable to part them out and sell piecemeal rather than remarketing as a whole unit or (2) they have been assessed as a total constructive loss following a major accident.

        For most commercial aircraft, airframes become potential part-out candidates after they have been in service for about 16 years. Thus, for aircraft and engine types that have been in service for less than that length of time, there is a limited supply of material other than from the OEMs, while most aircraft will continue to operate beyond 25 years before they are permanently retired from service However, once an aircraft or an engine type has been in service for more than about seven years, there is an increasing demand for spare parts as airframe and engine maintenance requirements increase dramatically. Thus for a period of approximately ten years, there is burgeoning demand for product, and a limited supply from the aftermarket. Several companies supporting the spare parts aftermarket have positioned themselves to take advantage of such demand by acquiring inventories of parts for modern aircraft fleets currently in production, such as Airbus A320, Boeing 737NG aircraft, Boeing 777 aircraft and their corresponding engine types. Demand for these parts is expected to remain strong due to the limited supply aftermarket supply.

  Industry Trends

        The outsourcing of heavy airframe checks is fairly well established but the outsourcing of component maintenance and parts inventory management is accelerating. Many LCCs are continuing to lead the trend towards further outsourcing and are signing up for inventory management and component maintenance packages.

        Airlines benefit from such spare part leasing agreements because management of the entire supply chain is outsourced. Leasing spares is an attractive alternative because the vendor is responsible for inventory replenishment and component repair. The cost of these services is included in a monthly lease fee or "power-by-the-hour" agreement permitting airlines to focus on their core business of transporting passengers and freight. Such industry trends suggest that airlines continue to seek total solutions to streamline inventory logistics, supply chain management and maintenance services.

        Continued outsourcing, parts pooling and other supply chain improvements are continuing to decrease the inventory levels held by operators. According to AeroStrategy, a United Kingdom- based consultancy, in 2004 operators held only 60% of MRO inventory compared to nearly 80% in 1997.

        Another developing trend in the parts business, and one that will primarily impact OEM parts pricing, is the growing acceptance of Parts Manufacturing Approval (PMA) parts. However, the role of PMAs will grow as these parts gain further acceptance as airlines and MROs strive to keep a lid on rising costs. While switching to vastly cheaper PMA parts would improve airline operating costs, airlines fear stigma and bad press associated with use of PMA parts and, in addition, many investors are concerned that residual value is affected by the use of PMA parts.

        In sum, the aftermarket parts trading business is expected to continue to evolve towards further consolidation as companies search for synergies and complements to other business lines. Trends of supply chain integration and logistics support in the maintenance industry and increasing penetration of operating leasing support such trends.

Asset Management & Values

  Asset Management

        To the extent that the commercial aircraft fleet continues to grow, the aircraft and spare engine leasing markets will continue to increase in size and importance. Effective asset management is essential to an aircraft investor's ability to protect the integrity and value of owned assets. Asset management involves an array of functions and capabilities ranging from financial monitoring to legal capability for effective contracts and evaluation of jurisdictional risks, to detailed technical monitoring and planning.

        Technical managers must conduct physical inspections, monitor maintenance funds and aircraft status and Airworthiness Directive compliance, monitor operator use and understand potential technical modifications that may be needed to transition aircraft between lessees. This is essential to knowing the condition and potential value of the owned aircraft to other operators. Aircraft and engine documentation is extremely important and all LLPs must be fully traceable back to original manufacture. A capable asset manger and trader of used aircraft will make sure technical issues are minimized and can often avoid having to resort to the temporary storage of an aircraft. The asset owner must also have the wherewithal to effectively manage lessee default situations, negotiate and repossess aircraft if necessary. This task requires significant legal and technical coordination. To reiterate, one major reason aircraft leasing will continue to grow as a source of aircraft finance is that many lessors are expert asset managers and represent the most efficient and flexible means of building asset liquidity.

  Aircraft Value Trends

        The typical new aircraft will depreciate over time as it ages and experiences the wear and tear of operation. Eventually, the aircraft will reach the end of its useful life (usually about 25 years unless extended by cargo conversion) and will retain a marginal value that represents the market worth of its various components and material. The differing value behavior of engines is apparent, however, when examining historical engine trading prices. Engines tend to hold their value since they can be restored to nearly new condition through overhaul, and will represent an increasing share of an aircraft's value over time. A lessor aiming to compete in the mid to late-life aircraft segment will therefore need to have a solid engine management capability.

  Used Aircraft Values

        The health of the airline industry during the late 1990s supported a general strengthening of the prevailing prices for used aircraft. Many banks and financial institutions were attracted to the aircraft financing sector and began to compete aggressively for available transactions. As a result, prices for used aircraft remained relatively strong. During the period from 2001 to 2004, following a sharp drop in airline demand for aircraft capacity, many surplus aircraft were parked, deliveries were deferred and some aircraft financiers with little asset management capability or asset diversification suffered substantial losses. Many banks and tax equity participants exited the market altogether and capital market transactions came to a halt. The concurrent slide in aircraft values, particularly for older and mid-life aircraft types, exacerbated the situation and trading activity of used aircraft slowed.

        Aircraft that have suffered a deep and lasting reduction in both trading price and inherent value are older, less fuel-efficient early generation aircraft and types that no longer meet the current noise and emission standards in place in most of the developed world. Examples of these include aging models with disappearing operator bases such as the Lockheed L-1011 (84% of total fleet is retired or parked) and the McDonnell Douglas DC-10 (71% of total fleet is retired or parked) and DC-9 (66% of total fleet is retired or parked). Given the high fuel and maintenance expense generated by these aircraft types, it is increasingly likely that many of those that remain will exit service once in need of heavy maintenance.

        Though still relatively young and considered middle generation, values for the fuel inefficient McDonnell Douglas MD-80 (944 in active service) variants also appear to be facing a permanent decline.

        Following the rapid decline in values for most aircraft types during the period from 2002 to 2004, used trading prices for most aircraft types stabilized in 2005, and gained upward momentum in 2006. Values for popular new and used A320s and 737NGs continue to increase and will likely continue to exhibit marginal firming over the next several years. Meanwhile, values for aircraft such as the 737 Classics, 757 and 767-300ER have increased slightly following large declines in 2002 and should remain healthy before eventually depreciating further once the current supply shortage abates.

BUSINESS

AerCap

        We are an integrated global aviation company with a leading market position in aircraft and engine leasing, trading and parts sales. We possess extensive aviation expertise that permits us to extract value from every stage of an aircraft's lifecycle across a broad range of aircraft and engine types. We also provide aircraft management services and perform aircraft and engine MRO services and aircraft disassemblies through our certified repair stations. We believe that by applying our expertise through an integrated business model, we will be able to identify and execute on a broad range of market opportunities that we expect will generate attractive returns for our shareholders.

        We operate our business on a global basis, providing aircraft, engines and parts to customers in every major geographical region. As of March 31, 2007, we owned 140 aircraft and 65 engines, managed 98 aircraft, had 95 new aircraft and three new engines on order, had entered into purchase contracts for two new aircraft and had executed letters of intent to purchase an additional six aircraft. In addition, on May 11, 2007, we signed an agreement with Airbus for the purchase of an additional ten A330-200 aircraft, bringing our total firm order of A330-200 aircraft to 30 and the total number of new aircraft on order to 105. As of March 2007, we had the fourth largest aircraft leasing portfolio in the world and the third largest new aircraft order book among operating lessors, according to SH&E, in each case by number of aircraft.

        We lease most of our aircraft to airlines under operating leases. Under an operating lease, the lessee is responsible for the maintenance and servicing of the equipment during the lease term and the lessor receives the benefit, and assumes the risk, of the residual value of the equipment at the end of the lease. As of March 31, 2007, our owned and managed aircraft and engines were leased to 105 commercial airline and cargo operator customers in 46 countries and are managed from our offices in The Netherlands, Ireland and the United States. We expect to expand our leasing activity in Asia and in China in particular through our AerDragon joint venture with China Aviation Supplies Import & Export Group Corporation, which commenced operations in October 2006.

        We have the infrastructure, expertise and resources to execute a large number of diverse aircraft and engine transactions in a variety of market conditions. Our teams of dedicated marketing and asset trading professionals have been successful in leasing and trading our aircraft and engine portfolios. From January 1, 2003 to March 31, 2007, we have executed over 1,100 aircraft and engine transactions, including 283 aircraft leases, 275 engine leases, 158 aircraft purchase or sale transactions, 204 engine purchase or sale transactions and the disassembly of 54 aircraft and 139 engines. Between January 1, 2003 and March 31, 2007, our weighted average owned aircraft utilization rate was 98.6%.

        In 2006, we generated total revenues of $814.4 million and net income of $108.9 million, which included charges for share-based compensation of $68.3 million, net of taxes, resulting in basic and fully-diluted earnings per share of $1.38. In the three months ended March 31, 2007, we generated total revenues of $309.5 million and net income of $60.6 million, resulting in basic and fully-diluted earnings per share of $0.71.

Our Competitive Strengths

        We believe the following competitive strengths will allow us to capitalize on growth opportunities in the global commercial aviation market:

        Ability to Manage Aircraft and Engines Profitably Throughout Their Lifecycle.    We have an integrated business model that allows us to operate across the lifecycle of an aircraft or engine, from its initial purchase from a manufacturer through its leasing, sale or eventual disassembly for the sale of its parts. Our integrated business model includes:

  •
  purchasing new aircraft and engines in large quantity orders directly from manufacturers at discounted prices and leasing those aircraft at market prices;

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  purchasing entire portfolios of aircraft and engines of varying ages and types to capitalize on our ability to extract value from all stages of the aircraft lifecycle;

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  using our global remarketing capability and relationships with our diverse customer base;

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  selling our aircraft and engines through our aircraft and engine trading business; and

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  disassembling aircraft and engines at the end of their economic operating lives and selling their component parts.

        Attractive, Modern and Fuel-Efficient Aircraft and Engines.    We have assembled an aircraft portfolio focused on Airbus A320 family aircraft, which are among the most fuel-efficient and widely-used narrowbody passenger aircraft. As of March 31, 2007, the weighted average age, by book value, of aircraft in our owned fleet was 7.7 years. Our focus on young, modern, technologically-advanced and fuel-efficient aircraft provides us with an attractive asset portfolio that we believe we can leverage in the growing global airline market. We also own a large portfolio of CFM56 family engines, which are the most widely-used commercial jet engines.

        Global Remarketing Capability and Diversified Customer Base.    We maintain a high utilization rate for our assets by maintaining strong relationships with our existing and potential customers worldwide. As of March 31, 2007, we had 105 commercial airline and cargo operator customers in 46 countries, and no customer accounted for more than 10% of our revenues in each of 2006 and the three months ended March 31, 2007. The diversification of our customer base across varied geographic regions and markets reduces our exposure to risks associated with customer concentration and fluctuations in regional economic conditions. In addition, our global operations, knowledge of local regulatory frameworks and relationships with key market participants allow us to obtain and place our aircraft, engine and parts efficiently in all major global commercial aviation markets.

        Active Aircraft and Engine Trading Business.    We have an asset trading team of 19 professionals who are dedicated to identifying, analyzing and executing aircraft and engine acquisition and sale transactions. In addition, our dedicated airline marketing teams provide our asset trading team with market insight and purchase and sale opportunities arising from frequent dialogue with the global airline industry. Between January 1, 2003 and March 31, 2007 we purchased 77 aircraft, sold 81 aircraft, purchased 131 engines and sold 73 engines.

        Substantial Size and Breadth of Operations.    Our substantial size and breadth of operations allow us to:

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  diversify our customer and geographical risk exposure;

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  purchase large and diverse portfolios of aircraft and engines;

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  obtain favorable financing terms;

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  maintain strong relationships with airframe and engine manufacturers and MRO service providers;

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  facilitate airline "refleetings" by purchasing aircraft which no longer meet an airline's requirements and replacing them with aircraft from our portfolio that better suit an airline's needs; and

  •
  offer our aircraft and engine customers a broad range of flexible aircraft and engine leasing options.

        Efficient Access to Capital.    We have $1.2 billion of revolving credit facilities that provide us with access to committed funding for the acquisition of a diverse range of new and used aircraft, engines and parts of any age. Since 1996, we have raised over $19.0 billion of funds in the global financial markets, including over $9 billion through initial issuances and refinancings in the aircraft securitization market. Securitizations allow companies to raise long-term, low-cost and non-recourse capital by pledging cash flows generated by an asset pool, such as aircraft leases. Most recently, in May 2007, we completed a $1.66 billion securitization of 70 aircraft subject to operating leases. Our substantial indebtedness could limit our ability to access funding for our growth. We seek to use structures such as securitizations and joint ventures to allow us to access capital efficiently and limit recourse by lenders to our assets.

        Attractive Aircraft Management Business.    As of March 31, 2007, we managed 98 aircraft primarily for securitization vehicles, our unconsolidated joint ventures and third parties. As a pioneer in the securitization market, we were the first sponsor of an aircraft securitization and we are a leading manager of aircraft securitization vehicles. We use our existing aircraft management infrastructure to provide aircraft management services at limited incremental cost to us. The management of aircraft for third parties also provides us with a more diverse portfolio of aircraft to market to our airline customers.

        Experienced Management Team.    Our management team, with an average of 17 years' experience in the aviation industry, has extensive expertise in aircraft and engine leasing, trading, MRO, technical management, financing and risk management across a broad range of aircraft and industry economic cycles.

        Despite these competitive strengths, we face significant risks that could adversely affect our financial results and growth prospects, including risks related to our ability to profitably re-lease our aircraft, interest rates, supply and demand cycles in the aviation industry, the financial strength of our lessees, emerging market conditions, our integration of AeroTurbine, a decline in the value of our assets and competition. See "Risk Factors".

Our Business Strategy

        We intend to pursue the following business strategies:

        Leverage Our Ability to Manage Aircraft and Engines Profitably throughout their Lifecycle.    We intend to continue to leverage our integrated business model by selectively:

  •
  purchasing aircraft and engines directly from manufacturers;

  •
  taking advantage of price incentives offered by sellers for the purchase of entire portfolios of aircraft and engines of varying ages and types;

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  using our global customer relationships to obtain favorable lease terms and reduce time off-lease;

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  selling select aircraft and engines;

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  disassembling older airframes and engines for sale of their component parts; and

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  providing management services to securitization vehicles, our joint ventures and other aircraft owners at limited incremental cost to us.

        Our ability to profitably manage aircraft throughout their lifecycle depends in part on our ability to successfully lease aircraft and engines at profitable rates and our ability to source acquisition opportunities of new and used aircraft at favorable prices.

        Expand Our Aircraft and Engine Portfolio.    We intend to grow our portfolio of aircraft and engines through portfolio purchases, new aircraft purchases, airline refleetings, and other opportunistic aircraft and engine purchases. We will rely on our experienced team of aircraft and engine market professionals to identify and purchase assets we believe are being sold at attractive prices or that we believe will increase in demand and value. In addition, we will continue to rebalance our aircraft and engine portfolios through acquisitions, sales and selective disassemblies to maintain the appropriate mix of aviation assets to meet our customers' needs.

        Focus on High Growth Markets.    Although we maintain a geographically diverse portfolio, we focus on high growth airline markets such as the Asia-Pacific market. In May 2006, we entered into a joint venture with China Aviation Supplies Import & Export Group Corporation, a state-owned aviation service engaged in the import and export of civil aviation products and the leasing and maintenance of aircraft, engines and aviation parts. This joint venture enhances our presence in the increasingly important China market and will enhance our ability to lease our aircraft and engines throughout the entire Asia-Pacific region.

        Enter into Joint Ventures to Obtain Economies of Scale.    We intend to continue to leverage our leading market position, extensive knowledge of the aircraft and engine leasing markets and aircraft and engine management capabilities by entering into joint ventures that increase our purchasing power and our ability to obtain price discounts on large aircraft orders. For example, by structuring a large aircraft purchase from Airbus through a 50% owned consolidated joint venture, we were able to increase the number of aircraft we ordered from 35 to 70 and obtained significantly more favorable terms than would otherwise have been available to us. We expect to generate fees from our joint ventures by providing them with aircraft management services.

        Obtain Maintenance Cost Savings.    We intend to lower our aircraft and engine maintenance costs by using aircraft and engine parts we obtain from the selective disassembly of acquired and existing airframes and engines. We intend to achieve further maintenance cost savings by using our FAA and EASA certified repair station to perform a variety of value-added MRO services on our aircraft and engines that would otherwise be outsourced at significantly higher costs.

        Acquire Complementary Businesses.    We intend to selectively pursue acquisitions that we believe will enhance our ability to manage aircraft and engines profitably throughout their lifecycle. The synergies, economies of scale and operating efficiencies we expect to derive from our acquisitions will allow us to strengthen our competitive advantages and diversify our sources of revenue.

Aircraft

  Overview

        We operate our aircraft business on a global basis. As of March 31, 2007, we owned and managed 238 aircraft. We owned 136 aircraft in our aircraft business, managed 98 aircraft and had an additional four aircraft which we intend to disassemble for the sale of their parts or sell at the end of their leases. As of March 31, 2007, we leased these aircraft to 91 commercial airline and cargo operator customers in 45 countries. In addition, as of March 31, 2007, we had 75 new narrowbody aircraft and 20 new widebody aircraft on order, including 25 directly and 70 through our consolidated joint venture, AerVenture. We also entered into a purchase contract for two new aircraft and had executed letters of intent for the purchase of six additional aircraft. Including all owned and managed aircraft, aircraft under contract or letter of intent and aircraft in our order book, our portfolio totals 341 aircraft as of March 31, 2007.

        Over the life of the aircraft, we seek to increase the returns on our investments by managing our aircraft's lease rates, time off-lease, financing costs and maintenance costs, and by carefully timing their sale or disassembly. We lease most of our aircraft to airlines under operating leases. Under an operating lease, the lessee is responsible for the maintenance and servicing of the equipment during the lease term and the lessor receives the benefit, and assumes the risk, of the residual value of the equipment at the end of the lease. Rather than purchase their aircraft, many airlines operate their aircraft under operating leases because operating leases reduce their capital requirements and costs and allow them to manage their fleet more efficiently. Over the past 20 years, the world's airlines have increasingly turned to operating leases to meet their aircraft needs. According to SH&E, approximately 30% of the global aircraft fleet was operated under operating leases in 2006 and SH&E forecasts that 40% of the global aircraft fleet will be operated under operating leases within the next ten years. For a more detailed discussion of trends in the aviation industry, see "Aircraft, Engine and Aviation Parts Industry—Aircraft Leasing Industry" above.

        Our contract lease terms generally range from 12 months to 120 months. By varying our lease terms, we mitigate the effects of changes in cyclical market conditions at the time aircraft become eligible for re-lease. In periods of strong aircraft demand, we seek to enter into medium and long-term leases to lock-in the generally higher market lease rates during those periods, while, in periods of low aircraft demand we seek to enter into short-term leases to mitigate the effects of the generally lower market lease rates during those periods. In addition, we generally seek to reduce our leasing transition costs by entering into lease extensions rather than taking re delivery of the aircraft and leasing it to a new customer. The terms of our lease extensions reflect the market conditions at the time the lease extension is signed and typically contain different terms than the original lease.

        Upon expiration of an operating lease, we extend the lease term, take redelivery of the aircraft, remarket and re-lease it to new lessees, sell the aircraft, or transfer the aircraft to our disassembly business for sale of its parts. Typically, we re-lease our leased aircraft well in advance of the expiration of the then current lease and deliver the aircraft to a new lessee in less than two months following redelivery by the prior lessee. During the period in which an aircraft is in between leases, we typically perform routine inspections and the maintenance necessary to place the aircraft in the required condition for delivery and, in some cases, make modifications requested by our next lessee.

        Our extensive experience, global reach and operating capabilities allow us to rapidly complete numerous aircraft transactions, which enables us to increase the returns on our aircraft investments and reduce the time that our aircraft are not generating revenue for us. We successfully executed 491 aircraft transactions between January 1, 2003 and March 31, 2007 including 283 aircraft leases, 50 lease restructurings and 158 purchase and sale transactions.

        The following tables set forth information regarding the aircraft transactions we have executed between January 1, 2003 and March 31, 2007, the number of initial leases and re-leases we entered into, the number of leases we extended, the number of leases we restructured, the number of aircraft we purchased and the number of aircraft we sold. The trends shown in the table reflect the execution of the various elements of our leasing strategy for our owned and managed portfolio, as described further below.

	Owned Aircraft
Activity	2003		2004	2005	2006	Three months ended March 31, 2007		Total/Average
New leases	2		5	11	15	—	(7)	33
Re-leases	10		28	9	16	3		66
Extensions of lease contracts	1		7	28	15	1		52
Average lease term for new leases (months)(1)	60.0		61.2	68.7	103.2	—		82.7
Average lease term for re-leases (months)(1)	30.8		38.1	50.6	58.7	64.0		44.9
Average lease term for lease extensions (months)(2)	2.0	(4)	24.9	23.0	22.3	48.0		23.1
Lease restructurings	23		9	6	1	—		39
Aircraft purchases	6		9	6	41	14		76
Aircraft sales	5	(5)	9	21	17	5	(6)	57
Average aircraft utilization rates(3)	97.6%		99.3%	99.1%	98.9%	97.0%		98.6%

(1)
Average lease term of new leases and re-leases contracted during the period. The average lease term for new leases and re-leases is calculated by reference to the period between the date of contractual delivery to the date of contractual redelivery of the aircraft.

(2)
Average lease term for aircraft extensions contracted during the period. The average lease term for lease extensions is calculated by reference to the period between the date of the original expiration of the lease and the new expiration date.

(3)
Our utilization rate for aircraft is calculated based on the average number of months the aircraft are on lease each year. The utilization rate is weighted proportionate to the net book value of the aircraft at the end of the period measured.

(4)
In 2003, we extended only one lease on a short-term basis.

(5)
Excludes aircraft owned by AerCo which was deconsolidated on March 31, 2003.

(6)
Includes the sale of one A320 aircraft to our joint venture, AerDragon, in February 2007.

(7)
13 letters of intent for the lease of new aircraft were signed in the three months ended March 31, 2007. The average term of the leases was 116.3 months.

	Managed Aircraft
Activity	2003	2004	2005	2006	Three months ended March 31, 2007	Total/Average
New leases	—	1	—	—	—	1
Re-leases	21	19	23	9	5	77
Extensions of lease contracts	7	10	21	14	2	54
Average lease term for new leases (months)(1)	—	72.0	—	—	—	72.0
Average lease term for re-leases (months)(1)	35.1	47.3	36.4	40.9	43.2	39.7
Average lease term for lease extensions (months)(2)	17.3	20.2	30.7	21.5	42.0	25.0
Lease restructurings	8	1	1	1	—	11
Aircraft purchases	—	—	1	—	—	1
Aircraft sales	—	—	9	13	2	24

(1)
Average lease term of new leases and re-leases contracted during the period. The average lease term for new leases and re-leases is calculated by reference to the period between the date of contractual delivery to the date of contractual redelivery of the aircraft.

(2)
Average lease term for aircraft lease extensions contracted during the period. The average lease term for lease extensions is calculated by reference to the period between the date of the original expiration of the lease and the new expiration date.

        The tables above illustrate how we have implemented our leasing strategies in response to changing trends in the aircraft leasing market. For example, in 2004 in response to changing market conditions, several airlines reduced their excess capacity by not renewing their aircraft operating leases. We were able to lessen the effects of the low number of lease extensions by identifying airlines that were increasing their capacity, including low cost carriers, and re-leasing our aircraft to those airlines. In addition, since aircraft lease rates were relatively low in 2003 and 2004, we shortened the terms of our leases to position our portfolio to take advantage of an expected upturn in the aircraft leasing market which would result in higher lease rates in the future. In contrast, in 2005, as the commercial airline sector strengthened, we lengthened the terms of our owned aircraft leases to lock-in the generally higher lease rates prevailing in the market at the time. Leases of new aircraft generally have longer terms than used aircraft which are re-leased. The average lease term for new leases increased significantly in 2006 due to the fact that we contracted to lease six aircraft from our order book to one customer, each for nine years. We experienced a lower level of lease extension activity in 2006 as we had fewer aircraft requiring remarketing because of the high number of aircraft we released in 2005 that were scheduled to come off lease in 2006 and 2007. In the first quarter of 2007, lease terms for re-leases continued to increase with terms contracted between five and six years. No new aircraft leases were signed during the first quarter of 2007. Due to the high level of leasing activity in 2005 and 2006 as shorter-term leases entered into in 2002 and 2003 expired, and since, as of December 31, 2006, we had entered into leases for all but one of our new aircraft to be delivered before January 1, 2009, there was a lower amount of leasing activity in the three months ended March 31, 2007 compared to the prior periods. We expect new lease activity to increase in the remainder of 2007. For our managed aircraft, the average term of the extensions decreased in the year ended December 31, 2006 mainly due to two short extensions for Fokker aircraft, but increased in the first quarter of 2007.

        Before making any decision to lease an aircraft, we perform a review of the prospective lessee, which generally includes reviewing financial statements, business plans, cash flow projections, maintenance records, operational performance histories, hedging arrangements for fuel, foreign currency and interest rates and relevant regulatory approvals and documentation. We also typically perform on-site credit reviews for new lessees which typically includes extensive discussions with the prospective lessee's management before we enter into a new lease. Depending on the credit quality and financial condition of the lessee, we may require the lessee to obtain guarantees or other financial support from an acceptable financial institution or other third parties.

        We require our aircraft lessees to provide us with security deposits in order to protect the value of our assets. We require all of our lessees to provide a security deposit for their performance under their leases, including the return of the aircraft in the specified condition at the expiration of the lease. The size of the security deposit is typically equal to two months' rent.

        All of our lessees are responsible for their maintenance costs during the lease term. Based on the credit quality of the lessee, we require some of our lessees to pay supplemental maintenance rent to cover scheduled major component maintenance costs. If a lessee pays the supplemental maintenance rent we reimburse them for their maintenance costs up to the amount of their supplemental maintenance rent payments. Under the terms of some of our leases, at lease expiration, to the extent that a lessee has paid us more supplemental maintenance rent than we have reimbursed them for their maintenance costs, we retain the excess rent. As of March 31, 2007, 44 of our lessees leasing 81 aircraft provided for the payment of supplemental maintenance rent. Whether a lessee pays supplemental maintenance rent or not, we typically agree to compensate a lessee for scheduled maintenance on airframe and engines related to the prior utilization of the aircraft. For this prior utilization, we have typically received compensation from prior lessees.

        In all cases, we require the lessee to reimburse us for any costs we incur if the aircraft is not in the required condition upon redelivery, and we compensate the lessee to the extent the aircraft is returned in a better condition than required upon redelivery. All of our leases contain extensive provisions regarding our remedies and rights in the event of a default by the lessee, and specific provisions regarding the required condition of the aircraft upon its redelivery.

        Our lessees are also responsible for compliance with all applicable laws and regulations governing the leased aircraft and all related costs. We require our lessees to comply with the FAA, EASA or their foreign equivalent standards.

        During the term of our leases, some of our lessees have experienced financial difficulties resulting in the need to restructure their leases. Generally, our restructurings have involved a number of possible changes to the lease's terms, including the voluntary termination of leases prior to their scheduled expiration, the arrangement of subleases from the primary lessee to a sublessee, the rescheduling of lease payments and the exchange of lease payments for other consideration, including convertible bonds, warrants, shares and promissory notes. We generally seek to receive these and other marketable securities from our restructured leases, rather than deferred receivables. In some cases, we have been required to repossess a leased aircraft and in those cases, we have typically exported the aircraft from the lessee's jurisdiction to prepare it for remarketing. In the majority of these situations, we have obtained the lessee's cooperation and the return and export of the aircraft was completed without significant delay, generally within two months. In some situations, however, our lessees have not cooperated in returning aircraft and we have been required to take legal action. In connection with the repossession of an aircraft, we may be required to settle claims on the aircraft or to which the lessee is subject, including outstanding liens on the repossessed aircraft. Since our inception in 1995, we have repossessed 44 aircraft under defaulted leases with 19 different lessees in 14 jurisdictions.

  Aircraft Portfolio and Existing Lessees

        Our aircraft portfolio consists primarily of modern, technologically advanced and fuel-efficient narrowbody aircraft, with a particular concentration of Airbus A320 family. As of March 31, 2007, we owned and managed 238 aircraft. We owned 136 aircraft in our aircraft business, managed 98 aircraft and had an additional four aircraft which we intend to disassemble for the sale of their parts or sell at the end of their leases. Of the 238 aircraft, 211 were on operating lease, which does not include the four aircraft we intend to disassemble or sell, and 23 were off-lease (three owned and 20 managed). Of the 23 aircraft off-lease, four were subject to our regular remarketing efforts. With respect to the other 19 aircraft (all Fairchild Dornier 328s), we have been instructed by the client to market the aircraft for sale, rather than seek to re-lease them. As of March 31, 2007, we leased the 211 aircraft on operating leases to 91 commercial airline and cargo operator customers in 45 countries. The weighted average age of our 136 owned aircraft was 7.7 years as of March 31, 2007. We believe that we own one of the youngest aircraft fleets in the world.

        The following table provides details regarding our aircraft portfolio by type of aircraft as of March 31, 2007.

				Managed portfolio
	Owned portfolio
							Number of aircraft under purchase contract
Aircraft type	Number of aircraft		Percentage of total net book value	Number of aircraft	Number of aircraft on order			Total owned, managed and ordered aircraft
Airbus A300 Freighter	2		2.3%	—	—		—	2
Airbus A319	10		10.1	—	24	(1)	—	34
Airbus A320	53		35.8	13	50	(2)	—	116
Airbus A321	22		23.3	1	1	(3)	—	24
Airbus A330	9		12.7	1	20	(4)	—	30
Airbus A340	1		1.2	2	—		—	3
Boeing 737	20		10.0	30	—		2	52
Boeing 767	1		1.1	2	—		—	3
Boeing 757	2		1.2	3	—		—	5
DHC Dash 8	1		—	—	—		—	1
Fokker 100	9		0.8	4	—		—	13
Fokker 70	—		—	2	—		—	2
MD-11 Freighter	1		1.2	1	—		—	2
MD-83	1		0.1	9	—		—	10
MD-82	4		0.2	7	—		—	11
Fairchild Dornier 328	—		—	23	—		—	23

Total	136	(5)	100.0%	98	95		2	331

(1)
Includes one A319 aircraft on order by us and 23 A319 aircraft on order by AerVenture.

(2)
Includes three A320 aircraft on order by us and 47 A320 aircraft on order by AerVenture.

(3)
On order by us.

(4)
In May 2007, we added ten A330 aircraft to our order, increasing the total A330 on order to 30 aircraft.

(5)
Excludes the four aircraft which we intend to disassemble or sell when their leases expire, consisting of three DC-9 and one Boeing 767 aircraft.

        In the future we may acquire additional freighter aircraft or convert some of our older A320 family passenger aircraft to freighter aircraft. We are currently in discussions with a third party to convert certain of our aircraft to freighter aircraft.

  Aircraft on Order

        We have a large number of new aircraft on order, either directly or indirectly through our consolidated joint venture, AerVenture.

        In 1999, we signed an aircraft purchase order with Airbus for the purchase of 32 new A320 family aircraft. As of March 31, 2007, five aircraft remained to be delivered under the agreement. The remaining aircraft consist of one A319 aircraft, three A320 aircraft and one A321 aircraft. All of these aircraft are schedule to be delivered before the end of 2007.

        In January 2006, our consolidated joint venture, AerVenture, placed an order with Airbus for the purchase of 70 new A320 family aircraft. As of March 31, 2007, all of the aircraft remained to be delivered under the agreement. The AerVenture order consists of 23 A319 aircraft and 47 A320 aircraft. The initial delivery schedule for the AerVenture order includes 12 aircraft to be delivered before the end of 2008 and 58 aircraft to be delivered before the end of 2010.

        In December 2006, we placed an order with Airbus to acquire 20 new A330-200 widebody aircraft. In May 2007, we added an additional ten A330-200 aircraft to this order. The delivery schedule for the 30 A330-200 aircraft order includes two aircraft to be delivered in 2008, eight aircraft in 2009, ten in 2010, four in 2011 and six in 2012.

  Aircraft Subject to Purchase and Sale Agreements and Letters of Intent

        In January 2007, we entered into a letter of intent for the sale of one A320 to our joint venture, AerDragon. This aircraft is expected to be delivered in July 2007.

        In April 2007, we entered into purchase agreements for the purchase of two new Boeing 737-800 aircraft from another aircraft lessor. One aircraft was delivered from the manufacturer in June 2007 and the second aircraft is scheduled to be delivered in September 2007.

        In May 2007, we entered into sale agreements for the sale of two A300 freighter aircraft. One of these aircraft is expected to be delivered to the purchaser in September 2007 and the second aircraft is expected to be delivered in September 2008.

        In June 2007, we entered into a sale agreement for the sale of three A330-300 aircraft to a third party. These aircraft are expected to be delivered to the purchaser in July 2007.

        In addition, during June 2007, we entered into sale agreements and delivered a Boeing 737-400 aircraft and an A321 aircraft to two purchasers.

        As of May 31, 2007, AeroTurbine had letters of intent to purchase an additional seven aircraft and one airframe. The aircraft under letters of intent included three A320 aircraft, four Boeing 737-300 aircraft and the airframe of one Boeing 747-300. We intend to disassemble the aircraft and sell their parts or sell the aircraft. In addition we had letters of intent to sell one MD-87 aircraft and the airframe of one Boeing 747-300 aircraft to a third party. Although we expect to be able in each case to negotiate and agree on final documentation with respect to our letters of intent, we may not be able to do so and therefore these transactions may not in fact occur.

        In addition, we have recently entered exclusive negotiations with an aircraft owner for the purchase of ten older aircraft, predominantly consisting of McDonnell Douglas MD-80 and Boeing 737 family aircraft. If we were to acquire these aircraft, at the end of their current lease terms, we would likely disassemble many or all of them and sell their component parts. If we are able to reach an agreement with the aircraft owner, we intend to close the transaction in the third quarter of 2007.

  Lessees

        The following table sets forth by lessee the percentage of our owned aircraft portfolio lease revenue for the year ended December 31, 2006:

Lessee	Percentage of 2006 lease revenue
Tombo Capital Corporation	9.4%
Thai Airways International Public Co., Ltd.	6.6
My Travel Airways PLC	4.7
Wizz Air Hungary Ltd.	4.6
Asiana Airlines Inc.	4.0
Korean Air Lease & Finance Co., Ltd.	4.0
Air Canada	3.9
Kingfisher Airlines Ltd.	3.8
Indian Airlines Ltd.	3.7
British Midland Airways Ltd.	3.4
SN Brussels(1)	3.3
Bangkok Airways Co.	3.2
Gemini Air Cargo Inc.	3.1
Sri Lankan Airlines Ltd.	2.5
British Mediterranean Airways Ltd.	2.1
Société Air France	2.0
US Airways	2.0
Other(2)	33.7

Total	100.0%

(1)
Commercial name for Delta Air Transport N.V./S.A.

(2)
No other lessee accounted for more than 2.0% of our lease revenue in 2006.

        We lease our aircraft to lessees located in numerous and diverse geographical regions and have focused our leasing efforts on the fast growing Asia-Pacific market.

        The following table sets forth by country the percentage of our owned aircraft lease revenues for the year ended December 31, 2006:

Country	Percentage of 2006 lease revenue
United Kingdom	11.6%
Thailand	9.8
Japan	9.5
India	8.9
United States of America	8.8
Republic of Korea	8.0
Hungary	4.6
Canada	4.0
Belgium	3.6
France	3.4
Brazil	2.7
Sri Lanka	2.5
Turkey	2.3
Indonesia	2.0
El Salvador	1.8
Germany	1.8
Iceland	1.7
Spain	1.6
Jamaica	1.1
British Virgin Islands	1.1
Mexico	1.1
Other(1)	8.1

Total	100.0%

(1)
No other country accounted for more than 1.0% of our lease revenue in 2006.

        For information regarding the commercial aviation industry generally and the markets our customers serve, see "Aircraft, Engine and Aviation Parts Industry".

        As of March 31, 2007, leases representing approximately 43.2% of our lease revenues in 2006 were scheduled to expire before December 31, 2009. As of March 31, 2007, our 133 owned aircraft which are on lease (excluding the four aircraft that we intend to disassemble or sell at the end of their leases) had an average remaining lease period per aircraft of 33.4 months.

        The following table sets forth as of March 31, 2007, the number of leases that were scheduled to expire between March 31, 2007 and December 31, 2016 as a percentage of our 2006 lease revenue.

Year	Percentage of 2006 lease revenue(1)	Number of aircraft with leases expiring(3)
2007(2)	5.2%	11
2008	15.3	34
2009	22.7	34
2010	9.8	16
2011	11.4	15
2012	10.7	16
2013	5.0	5
2014	0.0	0
2015	1.6	1
2016	0.0	1

Total	81.7%	133

(1)
The percentage of lease revenue reflected in the table above does not sum to 100% because it does not include lease revenue from our owned aircraft that were sold in 2006 and the three months ended March 31, 2007 (5.1%), lease revenue earned by aircraft off lease as of March 31, 2007 (2.7%), revenue from the leasing of engines and parts (6.6%) and lease revenue from the aircraft subject to lease-in lease out transactions (3.9%).

(2)
Represents the nine month period ended December 31, 2007.

(3)
On March 31, 2007, we had three aircraft off lease. We have excluded the four aircraft which we intend to disassemble or sell at the end of the current leases.

  Aircraft Acquisitions and Dispositions

        From January 1, 2003 to March 31, 2007, we purchased 77 aircraft and sold 81 aircraft. In addition, as of March 31, 2007 we had negotiated and entered into contracts to purchase an additional 95 new aircraft, 25 directly and 70 through a joint venture, entered into a purchase contract to purchase two new aircraft and have executed letters of intent to purchase an additional six aircraft. In addition, on May 11, 2007, we signed an agreement with Airbus for the purchase of an additional ten A330s, bringing the total number of new aircraft on order to 105. We have a portfolio management team of 19 professionals who are dedicated to sourcing, analyzing and executing aircraft and engine acquisition and disposition opportunities.

        Due to the AeroTurbine Acquisition and our large order book of aircraft, we believe that we are well positioned to take advantage of trading opportunities and expand our aircraft portfolio. We believe that our global network of strong relationships with airlines, aircraft manufacturers, MRO service providers and commercial and financial institutions gives us a competitive advantage in sourcing and executing transactions.

        We purchase new and used aircraft directly from aircraft manufacturers, airlines, financial investors, other aircraft leasing and finance companies. The aircraft we purchase are both on-lease and off-lease, depending on market conditions and the composition of our portfolio. We believe there are additional opportunities to purchase aircraft at attractive prices from other investors in aircraft assets who lack the infrastructure to manage their aircraft throughout their lifecycle. The buyers of our aircraft include airlines, investors and other aircraft leasing companies. We primarily acquire aircraft at attractive prices in two ways: by purchasing large quantities of aircraft directly from manufacturers to take advantage of volume discounts, and by purchasing portfolios consisting of aircraft of varying types and ages. In addition, we also opportunistically purchase individual aircraft that we believe are being sold at attractive prices, or that we expect will increase in demand and or residual value. Through our airline marketing team, which is in frequent contact with airlines worldwide, we are also able to identify attractive acquisition and disposition opportunities. We sell our aircraft when we believe the market price for the type of aircraft has reached its peak, or to rebalance the composition of our portfolio to meet changing customer demands.

        Our dedicated, full-time portfolio management and trading group consists of marketing, financial, engineering, technical and credit professionals. Prior to a purchase, this group analyzes the aircraft's price, fit in our portfolio, specification/configuration, maintenance history and condition, the existing lease terms, financial condition and credit worthiness of the existing lessee, the jurisdiction of the lessee, industry trends, financing arrangements and the aircraft's redeployment potential and values, among other factors.

        Our revolving credit facilities are designed to allow us to rapidly execute our trading strategies by providing us with large scale committed funding to acquire new and used aircraft, engines and parts. As of March 31, 2007, we had $599.9 million of committed undrawn credit facilities that allow us to purchase aircraft of up to 15 years of age and $184.3 million of committed undrawn credit facilities that allow us to purchase a broad variety of aircraft types of any age. In addition, in connection with the refinancing of Aircraft Lease Securitisation, we repaid $404.0 million net principal amount of indebtedness under our revolving credit facility, which we amended and restated, and borrowed $59.0 million under the amended and restated facility as of May 8, 2007. The Aircraft Lease Securitisation refinancing therefore increased our availability under the revolving credit facility from $599.9 million at March 31, 2007 to $941.0 million at May 8, 2007. We also have $204.7 million of undrawn amounts under a borrowing facility with commercial banks, which is guaranteed by European export credit agencies.

  Joint Ventures

        We expect to conduct an increasing portion of our business in the future through joint ventures. Entering into joint venture arrangements allows us to:

  •
  order new aircraft and engines in larger quantities to increase our buying power and economic leverage;

  •
  increase the diversity of our portfolio;

  •
  obtain stable servicing revenues; and

  •
  diversify our exposure to the economic risks related to aircraft and engine purchases.

        AerVenture.    In December 2005, we established AerVenture. In January 2006, LoadAir, an investment and construction company based in Kuwait City, purchased a 50% equity interest in AerVenture. We have invested $25.0 million in AerVenture and LoadAir has invested $25.0 million in AerVenture. We have each agreed to make additional equity contributions of up to $90.0 million. We consolidate AerVenture's financial results in our financial statements. We have developed AerVenture as a joint venture because this structure allows us to leverage our buying power to achieve more favorable aircraft acquisition terms. We have entered into exclusive agreements to provide management and marketing services to AerVenture in return for aircraft management fees and specified incentive fees which are tied to the profitability of AerVenture. Payments under these agreements will not provide any additional revenues as a result of consolidation. These agreements may be terminated by AerVenture in 2014.

        In January 2006, AerVenture placed an order with Airbus for 70 new A320 family aircraft which will be delivered between 2007 and 2010. AerVenture closed a credit facility for a total amount of $119.0 million that will finance the pre-delivery payments on the first 30 aircraft to be delivered. Upon delivery of the aircraft, AerVenture will be required to arrange financing to cover the entire purchase price, including refinancing the predelivery payments, which is not covered by the joint venture's equity contributions. The initial delivery schedule includes 12 aircraft to be delivered before the end of 2008 and 58 aircraft to be delivered before the end of 2010.

        AerDragon.    In May 2006, we signed a joint venture agreement with China Aviation Supplies Import & Export Group Corporation and affiliates of Calyon establishing AerDragon. AerDragon consists of two companies, Dragon Aviation Leasing Company limited, based in Beijing with a registered capital of $10.0 million and AerDragon Aviation Partners Limited, based in Ireland with a registered capital of $50.0 million. AerDragon is 50% owned by China Aviation and 25% owned by each of us and Calyon. Following receipt of the local Chinese approvals required for it to begin operations, AerDragon commenced operations in October 2006. We will act as the exclusive aircraft manager for the joint venture. This contract may be terminated upon the earlier to occur of either July 1, 2009, or the occurrence of specified events, such as AerDragon developing the expertise to manage its own aircraft. In the future, one of the main sources of aircraft for AerDragon is likely to be the acquisition of aircraft through sale leaseback transactions with Chinese airlines. This joint venture enhances our presence in the increasingly important China market and will enhance our ability to lease our aircraft and engines throughout the entire Asia-Pacific region. We do not consolidate AerDragon's financial results in our financial statements. AerDragon acquired its first aircraft, an Airbus A320 aircraft, in February 2007. This aircraft was acquired directly from Airbus through an assignment of our purchase right under our 1999 agreement with Airbus.

        Annabel and Bella.    In 2005, we signed a joint venture agreement with Deucalion Capital Limited to form the Annabel joint venture in which we hold a 25% equity interest. Annabel purchased a used A340 aircraft in 2005. The aircraft is on lease to Sri Lanka Airlines through 2008. In 2006, we signed a joint venture agreement with Deucalion to form the Bella joint venture in which we hold a 50% equity interest. Bella purchased two used Airbus A330-300 aircraft in April 2006, one of which is on lease through 2009 and one of which is on lease through 2013. We receive fee income for providing aircraft management services to both Annabel and Bella. We consolidate Bella's financial results in our financial statements but do not consolidate Annabel's financial results in our financial statements. We do not expect these joint ventures to acquire any additional aircraft.

  Relationship with Airbus

        We have a close and longstanding mutually advantageous relationship with Airbus. Our relationship dates back to our formation, when DaimlerChrysler AG (formerly known as Daimler-Benz AG), a principal shareholder of European Aeronautic Defense & Space Company—EADS N.V., an 80% shareholder of Airbus, was one of our founding shareholders. In the last 10 years, we, directly or through our joint ventures, have contracted to purchase over 100 new commercial jet aircraft from Airbus and 24 used aircraft from Airbus. We maintain a wide-ranging dialogue with Airbus seeking mutually beneficial opportunities such as taking delivery of new aircraft on short notice and purchasing used aircraft from airlines seeking to renew their fleet with Airbus aircraft.

  Aircraft Services

        We are one of the aircraft industry's leading providers of aircraft asset management and corporate services to securitization vehicles, joint ventures and other third parties. As of March 31, 2007, we had aircraft management and administration service contracts with 14 parties covering over 350 aircraft (including the 70 aircraft on order by AerVenture) two of which accounted for 71% of our aircraft services revenue in the three months ended March 31, 2007. We categorize our aircraft services into aircraft asset management, administrative services and cash management services. Since we have an established operating system to provide these services to manage our own aircraft assets, the incremental cost of providing aircraft management services to securitization vehicles, joint ventures and third parties is limited. Our primary aircraft asset management activities are:

  •
  remarketing aircraft;

  •
  collecting rental and maintenance payments, monitoring aircraft maintenance, monitoring and enforcing contract compliance and accepting delivery and redelivery of aircraft;

  •
  conducting ongoing lessee financial performance reviews;

  •
  periodically inspecting the leased aircraft;

  •
  coordinating technical modifications to aircraft to meet new lessee requirements;

  •
  conducting restructurings negotiations in connection with lease defaults;

  •
  repossessing aircraft;

  •
  arranging and monitoring insurance coverage;

  •
  registering and de-registering aircraft;

  •
  arranging for aircraft and aircraft engine valuations; and

  •
  providing market research.

        We charge fees for our aircraft management services based primarily on a mixture of fixed retainer amounts, but we also receive performance based fees related to the managed aircrafts' lease revenue or sale proceeds, or specific upside sharing arrangements.

        We provide cash management and administrative services to securitization vehicles and joint ventures. As of March 31, 2007, we had four cash management agreements with clients holding an aggregate of 269 aircraft in their portfolios and five administrative agency agreements with clients holding an aggregate of 311 aircraft in their portfolios. Cash management services consist of treasury services such as the financing, refinancing, hedging and on going cash management of these vehicles. Our administrative services consist primarily of accounting and secretarial services, including the preparation of budgets and financial statements, and liaising with, in the case of securitization vehicles, the rating agencies.

Engine and Parts

  Overview

        On April 26, 2006, we acquired all of the share capital of AeroTurbine. AeroTurbine was established in 1997 and is engaged in engine trading and leasing and the disassembly of airframes and engines for the sale of their component parts to the global aviation industry. We acquired AeroTurbine to:

  •
  implement our strategy of profitably managing aircraft throughout their lifecycle,

  •
  diversify our investments in aviation assets,

  •
  obtain a more significant presence in the market for older aircraft equipment and

  •
  take advantage of its broad customer base.

        To facilitate the integration of AeroTurbine, we entered into three year employment contracts with key members of its senior management. In addition, our indirect shareholders granted key members of AeroTurbine's senior management indirect equity interests in us, so that they share a vested interest in achieving the successful integration of our aircraft business with AeroTurbine's engine and parts business.

  Engine Acquisitions and Dispositions

        Engine acquisitions and dispositions are a core part of our engine and parts business. We believe that our market insight and recurring customer relationships have been the key factors underlying our success in this business. In addition, we opportunistically acquire engines that require maintenance work and refurbish those engines in our MRO operations. By pursuing these acquisition strategies, we believe we have been able to acquire our engines at attractive prices.

        We purchase engines for which there is high market demand or for which we believe demand will increase in the future. We opportunistically sell and exchange engines when we believe that the realizable value from a sale or exchange will equal or exceed the realizable value that we would expect to receive from leasing or disassembling the engine for the sale of its parts.

        In determining whether to purchase or sell an engine, we assess the value of each engine according to a number of factors, including its hardware composition, airworthiness directive compliance and service bulletin status, life-limited parts thresholds, historical maintenance documentation, performance data and material certifications.

        Our extensive experience buying, selling, leasing, repairing and disassembling engines for their parts has provided us with in-depth trading and management expertise across the most popular commercial product lines manufactured by General Electric, CFM International, Pratt & Whitney, Rolls-Royce and International Aero Engines. We conduct extensive technical and maintenance records due diligence before we purchase each engine. Our experienced team of dedicated acquisition and maintenance professionals is composed of 78 licensed aircraft and engine mechanics and 11 aircraft maintenance record specialists who track and document the maintenance history of each engine that is to be acquired. We are frequently able to correct or reconstruct engine maintenance records, which can lower the maintenance and acquisition cost of our engines and aircraft. Since commencing operations in 1997, AeroTurbine has sold over 300 engines, generating revenues in excess of $250 million.

        We typically finance the purchase of engines with borrowed funds and internally generated cash flows. We believe that we are able to react more rapidly to engine acquisition opportunities than most of our competitors because we have substantial committed financing and can often identify, conduct due diligence and close on prospective acquisitions in less than one week. We have a $220.0 million committed revolving facility which we can use to fund acquisitions of aircraft, engines and aircraft parts. As of March 31, 2007, we had $184.3 million of funds available under this revolving facility.

  Engine Portfolio

        We maintain a diverse inventory of high-demand, modern and fuel-efficient engines. As of March 31, 2007, we owned 65 engines and had three new engines on order through AerVenture and one engine under letter of intent by AeroTurbine. Our engine portfolio consists primarily of CFM56 series engines, one of the most widely used engines in the commercial aviation market. As of March 31, 2007, 53 of our 65 engines were CFM56 series engines manufactured by CFM International. In August 2006, AerVenture entered into a contract with CFM International to acquire four new spare CFM 56-5B and two new spare CFM 56-7B engines. These engines are scheduled to be delivered over the next 24 months and will be either leased or sold.

        We expect to expand and further diversify our engine portfolio in the future through engine acquisitions and aircraft disassemblies. As our aircraft portfolio ages, and specific aircraft become suitable for disassembly, we intend to disassemble such aircraft and remove high demand engines for addition to our engine portfolio, while the remaining airframes and engines will be disassembled for sale of their component parts.

        We have the ability to perform limited MRO services on CFM56 series engines, which comprise most of the engines in our engine portfolio. As we obtain sufficient numbers of other engine models, we intend to further develop additional in-house MRO capabilities to achieve greater cost advantages.

  Airframe and Engine Disassembly and Parts Sales

        Over time, the combined value of a typical aircraft's parts will eventually exceed the value of the aircraft as a whole operating asset, at which time the aircraft may be retired from service. Traditional aircraft lessors and airlines often retire their aircraft by selling or consigning them to companies that specialize in aircraft and engine disassembly. The AeroTurbine Acquisition has allowed us to incorporate this valuable revenue source into our integrated business model, which is focused on managing aircraft and engines throughout their lifecycle.

        We sell airframe parts primarily to aircraft parts distributors and MRO service providers. Airframe parts comprise a broad range of aircraft sub-component groups, including avionics, hydraulics and pneumatic systems, auxiliary power units, landing gear, interiors, flight control surfaces, windows and panels. We have disassembled 76 aircraft for the sale of their parts and we believe that we were among the first to voluntarily and strategically disassemble Boeing 737-300 and Airbus A320 family aircraft.

Our aircraft disassembly operations are focused on the strategic acquisition of aircraft with engines that are among the most sought after in the secondary market.

        We are focused on developing long-term supply relationships with clients that perform MRO services on aircraft and engines. Parts sales allow us to increase the value of our aircraft and engine assets by putting each sub-component (engines, airframes and related parts) to its most profitable use (sale, lease, and/or disassembly for parts sales). In addition, this capability provides us with an additional cost advantage over our non-integrated competitors by providing us with a critical source of low cost replacement engines and parts to support the maintenance of our aircraft and engine portfolios.

        Prior to the acquisition of our Goodyear facility, we outsourced the physical disassembly of our airframes into parts, but sold the airframe parts ourselves.

  Engine Leasing

        Generally, it is uneconomical for aircraft operators with small aircraft fleets to own the quantity of spare engines required to adequately cover their operational requirements. As a result, aircraft operators often lease spare engines when they send out their engines for off-site MRO. Spare engines are generally leased either directly from engine lessors like us, or from the MRO service provider that is repairing the aircraft operator's engine. To meet their clients' needs, MRO service providers often lease engines from engine lessors. We are focused on the short-term engine lease market with a typical lease term of 60 to 180 days. Short-term engine leases tend to have higher lease rates than long-term leases, because lessees require the engines on short notice and are willing to pay a premium for the flexibility of a short term lease. Engines subject to short-term leases typically spend more time off-lease, while they are released with greater frequency.

        The short-term engine leasing market has also developed in part in response to airlines' need to rapidly place aircraft back in service in the event of an unexpected engine problem. Short-term engine leases provide an alternative to owning spare engines or entering into long-term leases, where the engines can needlessly sit idle for long periods. To meet clients' urgent engine leasing needs, we typically maintain a substantial inventory of ready-to-lease engines in our off lease inventory. We believe that our ability to modify and configure most of our lease portfolio engines is an important competitive advantage, since it can facilitate the rapid installation of our engines onto our customers' aircraft. In addition, we have the capability to provide limited on-site maintenance and repair for most of our leased engines which, in some circumstances, enables us to facilitate the return to service of our customers' grounded aircraft.

        Our engine leasing customer base is comprised of a wide variety of airlines and cargo and charter operators, in addition to MRO service providers, and other aircraft and engine leasing companies. As of March 31, 2007, we had engines on lease to 21 customers located in 14 countries.

        We generally receive a fixed rental payment for our leased engines plus a variable rental payment based on the use of the engine. We typically receive monthly rent for our engines in advance, and additional rent for actual engine operation in arrears to compensate us for the anticipated future maintenance costs of such engines. Our engine lessees generally provide us with a security deposit in the amount of two months rent, in addition to which we receive the first month's rental payment in advance.

        On a few occasions, our engine lessees have experienced financial difficulties, requiring us to terminate or restructure our engine leases with the lessee. Over the past eight years, we have only had to resort to legal action for the repossession of engines with one of our lease customers.

  Airframe MRO Capability

        On August 4, 2006, we leased an aircraft MRO facility located in Goodyear, Arizona and hired 74 of the employees working at the facility. In connection with this lease, we acquired an additional certified repair station which is certified by the FAA and EASA and associated equipment which permits us to perform a variety of MRO services on commercial transport aircraft, including aircraft heavy maintenance and limited powerplant repair. The Goodyear facility includes a 226,000 square foot hangar with the ability to house up to four widebody aircraft, or eight narrowbody aircraft for the purpose of performing heavy maintenance repairs, aircraft disassemblies and engine changes. The ramp area outside of the hangar can facilitate both short and long term storage of up to 14 aircraft. In addition to the hangar and ramp space, there is a significant storage field capable of storing over 100 aircraft. This transaction was primarily made to reduce our cost of aircraft disassembly and to support the expansion of our airframe parts distribution business. During the nine months that we have been operating at the facility, we have disassembled 18 aircraft and have performed a heavy airframe maintenance, or a C2 check, on an AerCap managed aircraft and "return to service" checks on two MD11 and two DC9 aircraft.

  Recent Developments

        AeroTurbine is considering acquiring a company that specializes in airframe and engine rotable repair, sale and leasing to end-user customers. If we acquire such a company, we would broaden the base of our existing airframe and engine rotable distribution channels into which we sell parts stemming from aircraft and engine disassembly, from sales made primarily to resellers to include sales made to end-user airlines and operators, which we believe will result in higher margins. We are currently in discussions with one company and are in the process of gathering preliminary information. We anticipate that if we were to acquire this company, our initial investment would range from $5 million to $20 million.

        Our Audit Committee recently completed an independent investigation related to alleged improper accounting matters at AeroTurbine. In particular, upon receipt of allegations from an AeroTurbine employee, our Audit Committee appointed independent counsel, who retained independent accountants, to assist with the investigation. Based upon the findings of the independent counsel and accountants, our Audit Committee determined, and our Board of Directors agreed, that the allegations are without foundation.

Financing

        Our management analyzes sources of financing based on the pricing and other terms and conditions in order to optimize the return on our investments. We have the ability to access the bank, governmental secured debt, securitization and debt capital markets. We generally do not engage in financing transactions for individual aircraft or engines. In April 2006, we entered into a $1.0 billion revolving credit facility with a syndicate of banks led by UBS to facilitate our growth strategy and the acquisition of aircraft up to 15 years of age. Simultaneously with the AeroTurbine Acquisition and the closing of the UBS facility, we put in place a $171.0 million facility which was later increased to $220.0 million that enables us to acquire eligible aircraft engines and parts of any age. These facilities provide us with large scale committed financing that will allow us to rapidly execute aircraft portfolio purchases.

        Once we obtain sufficient aircraft through our revolving credit facilities, we generally leverage our extensive financing experience and access to the securitization and other long-term debt markets to obtain long-term, lower cost non-recourse financing. Since 1996, we have raised over $19.0 billion of funding in the global financial markets including over $9 billion of funds through initial issuances and refinancings in the aircraft securitization market. Most recently, in May 2007, we completed a $1.66 billion securitization of 70 aircraft subject to operating leases. This securitization was a refinancing of our 2005 securitization. In the refinancing, we added 28 aircraft to the securitization, including 24 which had been previously secured by a variety of other debt structures and four which had yet to be purchased by us.

Subsidiaries

        Although AerCap Holdings N.V.'s major subsidiaries are AeroTurbine Inc., AerCap CNW Finance Ltd., Orchid Aircraft Leasing Limited, AerCap Ireland Ltd. and AerCap B.V., AerCap Holdings N.V. has numerous other subsidiaries, none of which contribute more than 5% of our consolidated revenues or represent more than 5% of our total assets.

Employees

        The table below provides the number of our employees at each of our geographical locations as of the dates indicated.

Location	December 31, 2004	December 31, 2005	December 31, 2006	March 31, 2007
Amsterdam, The Netherlands	80	71	71	70
Shannon, Ireland	23	27	37	38
Fort Lauderdale, FL	10	11	13	14
Miami, FL(1)	99	124	163	169
Goodyear, AZ(2)	—	—	67	70

Total	212	233	351	361

(1)
Employees located in Miami, Florida are employees of AeroTurbine which we acquired in April 2006.

(2)
On August 4, 2006, AeroTurbine leased an aircraft MRO facility located in Goodyear, Arizona and hired 74 of the employees working at the facility.

        None of our employees are covered by a collective bargaining agreement and we believe that we maintain excellent employee relations. By law we are required to have a works council for our operations in The Netherlands, and we anticipate that elections with respect to the works council will take place in the third quarter of 2007. A works council is an employee organization that is granted certain statutory rights to be involved in certain of the company's decision making processes. The exercise of such rights, however, must take into account the interests of the company and its shareholders.

Competition

        The aircraft leasing and sales business is highly competitive. We face competition from aircraft manufacturers, financial institutions, other leasing companies, aircraft brokers and airlines. Competition for a leasing transaction is based on a number of factors, including delivery dates, lease rates, term of lease, other lease provisions, aircraft condition and the availability in the market place of the types of aircraft that can meet the needs of the customer. As a result of our geographical reach, diverse aircraft portfolio and success in remarketing our aircraft, we believe we are a strong competitor in all of these areas; however, some of our competitors such as GE Commercial Aviation Service and International Lease Finance Corporation, have significantly larger and more diversified aircraft portfolios and greater access to financing than we do. As of March 31, 2007, GE Commercial Aviation Service and International Lease Finance Corporation together, according to Airclaims Client Aviation System Enquiry Database, represent approximately 44.0% of the operating lease market and 44.5% of the orders from Boeing and Airbus held by operating lessors.

        The engine leasing industry is fragmented and is also highly competitive. The engine leasing industry is generally divided into two principal competitive segments: short-term engine lessors that focus on providing temporary spare engine support while a customer's engine requires off-site MRO (typical 60 to 90 day lease periods) and long-term engine lessors that focus on providing spare or primary engines to operators as an alternative to ownership of the engine by the lessee (typical lease periods of over one year). Though we are much more active in the short-term engine leasing segment, we compete in both lease segments. The engine leasing market is primarily comprised of six major engine leasing companies, including ourselves. We believe we are a strong competitor, particularly in the short-term engine leasing segment, due to our rapid response in-house MRO capabilities; however, some of our competitors such as GE Engine Leasing, Shannon Engine Support, Engine Lease Finance, Pratt & Whitney Engine Leasing LLC, Rolls Royce and Partners Finance and Willis Lease Finance, have significantly larger and more diversified engine portfolios and greater access to financing than we do. We also encounter competition from airlines, financial institutions, engine brokers, consignment agencies and special purpose entities with investment objectives similar to ours.

        The aircraft parts market is generally divided into two principal segments, consisting of (i) airframe parts sales and (ii) engine parts sales specialists. While we compete in both markets with a few large companies, we also separately compete with numerous other parts sales organizations, MRO service providers, original equipment manufacturers, commercial airlines and many smaller competitors primarily in the U.S. and Europe. Additionally, there are numerous small brokers and traders that generally sell from limited inventories and participate in niche markets. Competition in the aircraft and engine parts markets is based on quality, ability to provide a timely and consistent source of materials, ability to provide a multiple range of desirable products, speed of delivery and pricing.

Insurance

        Our lessees are required under our leases to bear responsibility, through an operational indemnity subject to customary exclusions, and to carry insurance for, any liabilities arising out of the operation of our aircraft or engines, including any liabilities for death or injury to persons and damage to property that ordinarily would attach to the operator of the aircraft or engine. In addition, our lessees are required to carry other types of insurance that are customary in the air transportation industry, including hull all risks insurance for both the aircraft and each engine whether or not installed on our aircraft, hull war risks insurance covering risks such as hijacking, terrorism, confiscation, expropriation, nationalization and seizure (in each case at a value stipulated in the relevant lease which typically exceeds the net book value by 10%, subject to adjustment in certain circumstances) and aircraft spares insurance and aircraft third party liability insurance, in each case subject to customary deductibles. We are named as an additional insured on liability insurance policies carried by our lessees, and we and/or our lenders are designated as a loss payee in the event of a total loss of the aircraft or engine. We monitor the compliance by our lessees with the insurance provisions of our leases by securing confirmation of coverage from the insurance brokers. We also purchase insurance which provides us with coverage when our aircraft or engines are not subject to a lease or where a lessee's policy lapses for any reason. In addition we carry customary insurance for our property and parts inventory, and we also maintain customary product liability insurance covering liabilities arising from our aircraft, engine and aviation parts trading activities. Insurance experts advise and make recommendations to us as to the appropriate amount of insurance coverage that we should obtain.

Regulation

        While the air transportation industry is highly regulated, since we do not operate aircraft, we generally are not directly subject to most of these regulations. However, our lessees are subject to extensive regulation under the laws of the jurisdiction in which they are registered and in which they operate. These regulations, among other things, govern the registration, operation and maintenance of our aircraft and engines. Most of our aircraft are registered in the jurisdiction in which the lessee of the aircraft is certified as an air operator. Both our aircraft and engines are subject to the airworthiness and other standards imposed by our lessees' jurisdictions of operation. Laws affecting the airworthiness of aviation assets are generally designed to ensure that all aircraft, engines and related equipment are continuously maintained in proper condition to enable safe operation of the aircraft. Most countries' aviation laws require aircraft and engines to be maintained under an approved maintenance program having defined procedures and intervals for inspection, maintenance and repair.

        In addition, under our leases, we may be required in some instances to obtain specific licenses, consents or approvals for different aspects of the leases. These required items include consents from governmental or regulatory authorities for certain payments under the leases and for the import, re-export or deregistration of the aircraft and engines. Also, to perform some of our cash management services and insurance services from Ireland under our management arrangements with our joint ventures and securitization entities, we are required to have a license from the Irish regulatory authorities which we have obtained.

        With regard to our MRO activities, we maintain FAA and EASA certifications to conduct limited repair station tasks on engines. These certifications are subject to periodic review, and involve regulatory oversight and audit of the respective personnel and procedures utilized to conduct MRO services to aircraft, engines and components thereof, so as to ensure that our repair station managers and mechanics are properly qualified to perform the work for which we are certified. In addition, our MRO facility is subject to environmental regulation regarding, among other things, the use, storage and disposal of certain hazardous material.

Facilities

        We lease our 30,000 square foot headquarters in Amsterdam, The Netherlands under a six year lease which began January 1, 2004. We also lease a 31,000 square foot facility in Shannon, Ireland where we conduct our aircraft management business. The Shannon facility is under a 20 year lease which began January 26, 2000 with an option to terminate after ten years. In addition, we lease an 8,000 square foot facility in Fort Lauderdale, Florida under a ten year lease which began in February 1999. We believe that our facilities in Amsterdam, Ireland and Fort Lauderdale are sufficient for our operations.

        We have a ten year lease, which began on January 1, 2004 for a 150,000 square foot complex located near the Miami International Airport that we use as an office and warehouse. We lease our Goodyear facility, which includes a 226,000 square foot hangar and substantial additional space for aircraft outdoor storage, pursuant to a long-term lease that expires in 2026.

        In addition to the above facilities, we also lease small offices in Beijing, China and Brighton, U.K.

Trademarks

        We have registered the "AerCap" name with WIPO International (Madrid) Registry and the Benelux Merkenbureau. We have made an application to register the "AerCap" name with the United States Patent and Trademark Office. The application is currently pending. We have registered the "AeroTurbine" name with the United States Patent and Trademark Office.

Litigation

        In the ordinary course of our business, we are a party to various legal actions, which we believe are incidental to the operation of our business. Except as disclosed below, we believe that the outcome of the proceedings to which we are currently a party will not have a material adverse effect on our financial position, results of operations and cash flows.

  VASP Litigation

        We leased 13 aircraft and three spare engines to VASP, a Brazilian airline. In 1992, VASP defaulted on its lease obligations and we commenced litigation against VASP to repossess our aircraft. In 1992, we obtained a preliminary injunction for the repossession and export of 13 aircraft and three spare engines from VASP. We repossessed and exported the aircraft and engines in 1992. VASP appealed this decision. In 1996, the High Court of the State of Sao Paulo ruled in favor of VASP on its appeal. We were instructed to return the aircraft and engines to VASP for lease under the terms of the original lease agreements. The High Court also granted VASP the right to seek damages in lieu of the return of the aircraft and engines. Since 1996 we have pursued this case in the Brazilian courts through various motions and appeals. On March 1, 2006, the Superior Court of Justice dismissed our most recent appeal and on April 5, 2006 a special panel of the Superior Court of Justice confirmed the Superior Court of Justice decision. On May 15, 2006 we appealed this decision to the Federal Supreme Court. On February 23, 2006, VASP commenced a procedure for the calculation of the award for damages and has appointed an expert to assist the court in calculating damages. Both we and VASP have the right to appoint our own expert to assist the court appointed expert in this process. Our external legal counsel has advised us that even if we lose on the merits, they do not believe that VASP will be able to demonstrate any damages. We continue to actively pursue all courses of action that may be available to us and intend to defend our position vigorously.

        We are currently pursuing claims for damages in the English courts against VASP based on the damages we incurred as a result of the default by VASP on its lease obligations. In October 2006, the English Courts approved our motion to serve process upon VASP in Brazil. VASP will be served process in Brazil, by means of a rogatory letter which is currently being processed before the Brazilian Superior Court of Justice. Our management, based on the advice of external legal counsel, has determined that it is not necessary to make any provisions for this litigation.

  Swedish Tax Dispute

        In 2001, Swedish tax authorities challenged the position we took in tax returns we filed for the years 1999 and 2000 with respect to certain deductions. In accordance with Swedish law, we made a guaranty payment to the tax authority of $16.8 million in 2003. We appealed the decision of the tax authorities, and, in August 2004, a Swedish Court issued a ruling in our favor which resulted in a tax refund of $19.9 million (which included interest and the effect of foreign exchange movements for the intervening period). In September 2004, the Swedish tax authorities appealed the decision of the Court and filed an appeal with the Administrative Court of Appeal in Sweden. We have responded to this appeal and have requested an oral hearing on the matter. The Court has responded that it will schedule an oral hearing, but we have not yet received notice of the timing of such hearing. Our management, based on the advice of our tax advisors, has determined that it is not necessary to make any provisions for this tax dispute.

INDEBTEDNESS

Export Credit Facility Financings

        General.    In April 2003, we entered into an $840.0 million export credit facility for the financing of up to 20 Airbus A320 aircraft. Funding under the facility is provided by commercial banks, but the repayment is guaranteed by European export credit agencies. In January 2006, the export credit facility was amended and extended to cover an additional nine aircraft and its size increased to a maximum of $1.2 billion. The terms of the lending commitment in the export credit facility are such that the export credit agencies only approve funding for aircraft that are due for delivery on a six-months rolling basis and have no obligation to fund deliveries beyond that period. At March 31, 2007, we had financed 17 aircraft under the April 2003 export credit facility. We had $580.6 million of loans outstanding under our April 2003 export credit facility and the previous export credit facilities as of March 31, 2007.

        Interest Rate.    Set forth below are the interest rates for our export credit facilities.

	Amount outstanding at March 31, 2007	Interest rate
	(US dollars in thousands)
Floating Rate Tranches:	$146,372	Three-month LIBOR plus 0.12%
	387,921	Three-month LIBOR plus 0.25%
	46,293	Three-month LIBOR plus 0.30%
Purchase Accounting Fair Value Adjustments	(9,954)

Total:	$570,632

        Maturity Date.    We are obligated to repay principal on the export credit facility over a 12-year term.

        Collateral.    The export credit facilities require legal title to the aircraft be transferred to and held by a special purpose company controlled by the respective lenders. We have entered into lease agreements on these aircraft which transfer the risk and rewards of ownership of the aircraft to AerCap. The obligations outstanding under the export credit facilities are secured by, among other things, a pledge of the shares of the company which holds legal title to the aircraft financed under the facility. Each subsidiary's obligations under the financings are guaranteed by AerCap Holdings N.V.

        Certain Covenants.    The export credit facilities contain affirmative covenants customary for secured financings. The facilities also contain net worth financial covenants. In addition, loans under the 2003 export credit facilities contain change of control provisions that grant the lenders the right to prepayment of their loans in the event of a change of control, unless the lenders consent to the change of control, which was obtained in connection with the 2005 Acquisition. A change of control occurs under our April 2003 export credit facility if our shares cease to be listed on The New York Stock Exchange unless, at the time our shares cease to be listed on The New York Stock Exchange, at least 66.66% of our ordinary shares are owned and controlled by one or more shareholders rated at least BBB- by Standard & Poor's Ratings Services and Baa3 or more by Moody's Investors Service, Inc.

Aircraft Lease Securitisation

        General.    On May 8, 2007, we completed a refinancing of our Aircraft Lease Securitisation securitization with the issuance of $1.66 billion of securitized notes in one class of AAA-rated class G-3 floating rate notes. The proceeds from the refinancing were used to redeem all outstanding Aircraft Lease Securitisation debt, other than the most junior class of notes, to refinance the indebtedness that had been incurred to purchase 24 previously acquired aircraft, and to finance the purchase of four additional new aircraft, increasing Aircraft Lease Securitisation's aircraft portfolio size to 70 aircraft. The primary source of payments on the notes is lease payments on the aircraft owned by the subsidiaries of Aircraft Lease Securitisation. We retained the most junior class of notes in the securitization, as a result of which we still consolidate Aircraft Lease Securitisation's results in our financial statements.

        MBIA Insurance Corporation issued a financial guaranty insurance policy to support the payment of interest when due and principal on the final maturity on the new notes, which are rated Aaa and AAA by Moody's Investors Service and Standard & Poor's Ratings Services, respectively.

        Liquidity.    Calyon provided a liquidity facility in the amount of $72.0 million, which may be drawn upon to pay expenses of Aircraft Lease Securitisation and its subsidiaries, senior hedge payments and interest on the new senior class of notes.

        Interest Rate.    Set forth below are the interest rates for our classes of notes.

	Amount outstanding at May 31, 2007	Interest rate
	(US dollars in thousands)
Class G-3 Notes	$1,660,000	One-month LIBOR plus 0.26%

Total	$1,660,000

        Aircraft Management Services.    We provide lease and aircraft management and re-leasing and remarketing services for Aircraft Lease Securitisation's aircraft, for which we receive a retainer fee of 0.212% per year of the initial appraised value of the aircraft, which was $2.1 billion, a monthly fee equal to 1.0% of the aggregate rent actually paid each month, and a sales-based incentive fee of 1.25% of the specified target sales prices for the sale or insured loss of an aircraft. The target sales price for an aircraft is 90% of the appraised value of the aircraft, which is adjusted annually. We also provide insurance services for which we receive an annual fee of $50,000 and administrative services for which we receive a monthly fee of $1,380 for each aircraft, subject to annual adjustments for inflation and a minimum of $0.2 million per year.

        We may be terminated as manager and administrative agent by Aircraft Lease Securitisation or MBIA Insurance Corporation if we default on our obligations as manager or administrative agent or become insolvent. In addition, we may be terminated as manager if:

  •
  at the time of an event of default under the trust indenture for the securitization, at least 12 aircraft are not subject to leases and have been off-lease and reasonably available for re-lease for the previous three months,

  •
  an event of default arises under the trust indenture as a result of our failure as manager to perform certain covenants in the trust indenture and the failure affects more than 10% of the Aircraft Lease Securitisation aircraft (based on the most recent appraised value of the aircraft at that time), or

  •
  we, as manager, cease to be actively involved in the aircraft advisory and management business.

        We, as manager, may not be removed or resign prior to the expiration of the servicing agreement unless a replacement manager has been appointed.

        Payment Terms.    The interest and principal payments on the notes are due on a monthly basis. To the extent that the amount of funds available for payment on any payment date exceeds the amount needed to pay all payments having an equal or higher priority under the trust indenture, any such excess funds will be applied to reduce the outstanding principal balance of the new notes by distributing such excess amount in accordance with the priority of payments set forth in the trust indenture.

        Aircraft Lease Securitisation may voluntarily redeem the new notes at a price that equals the outstanding principal balance of the applicable notes multiplied by a scheduled percentage. On the closing date of the securitization, the scheduled percentage for the new notes was 101% for the class G-3 notes, and such percentage decreases gradually until May 15, 2010. On that date, the redemption price of the notes will equal the outstanding principal balance of the notes. In addition, Aircraft Lease Securitisation must pay any accrued but unpaid interest on the notes and any premium due to MBIA Insurance Corporation upon redemption of the notes. Aircraft Lease Securitisation may redeem the notes in whole or in part, provided that if a default notice has been given under the trust indenture or the maturity of any notes has been accelerated then Aircraft Lease Securitisation may only redeem the notes in whole.

        Maturity Date.    The final maturity date of the notes will be May 10, 2032.

        Collateral.    The property of Aircraft Lease Securitisation includes the rights under the financial guaranty insurance policy. The notes are secured by security interests in and pledges or assignments of equity ownership and beneficial interests in the subsidiaries of Aircraft Lease Securitisation, as well as by the interests of Aircraft Lease Securitisation's subsidiaries' interests in leases of the aircraft they own, by cash held by or for them and by their rights under agreements with the service providers. Rentals and reserves paid under leases of the Aircraft Lease Securitisation aircraft will be placed in a collection account and paid out according to a priority of payments.

UBS Revolving Credit Facility

        General.    On April 26, 2006, our consolidated subsidiary, AerFunding 1 Limited entered into a non recourse senior secured revolving credit facility in the aggregate amount of up to $1.0 billion with UBS Real Estate Securities LLC., UBS Securities Inc., Deutsche Bank Trust Company Americas and certain other financial institutions. The facility was further amended on May 8, 2007. The revolving loans under the UBS revolving credit facility are divided into two classes: class A loans, which have a maximum advance limit of $830.0 million and class B loans, which have a maximum advance limit of $170.0 million. As of May 31, 2007, we had $41.4 million of loans outstanding under the UBS revolving credit facility. Borrowings under the UBS revolving credit facility can be used to finance between 66% and 79% of the appraised value of the acquired aircraft or, in the case of Boeing 737NG and Airbus A320 family aircraft, between 74% and 80% of the lower of the purchase price and the appraised value of the acquired aircraft. In addition, value enhancing expenditures and required liquidity reserves are also funded by the lenders. All borrowings under the UBS revolving credit facility are subject to the satisfaction of customary conditions and restrictions on the purchase of aircraft that would result in our portfolio becoming too highly concentrated, with regard to both aircraft type and geographical location. Notwithstanding these restrictions, we believe that the UBS revolving credit facility provides us with significant flexibility to purchase and finance aircraft.

        Interest Rate.    Borrowings under the UBS revolving credit facility bear interest (a) in the case of class A loans, based on the eurodollar rate plus the class A applicable margin, or (b) in the case of class B loans, based on the eurodollar rate plus the class B applicable margin. The following table sets forth the applicable margin for the two classes of the UBS revolving credit facility during the periods specified:

	Class A	Class B
Borrowing period(1)	1.35%	3.75%
First 180 days following conversion	2.10%	4.50%
From 181 days to 360 days following conversion	2.60%	5.00%
From 361 days to 450 days following conversion	2.85%	5.25%
From 450 days to 541 days following conversion	3.10%	5.50%
Thereafter	3.35%	5.75%

(1)
The borrowing period is three years from May 8, 2007, after which the loan converts to a term loan.

        Additionally, we are subject to (a) a 0.25% fee on any unused portion of the unused class A loan commitment and (b) a 0.50% fee on any unused portion of the unused class B loan commitment.

        Payment Terms.    Interest on the loans is due on a monthly basis. Principal on the loans amortizes on a monthly basis to the extent funds are available. All outstanding principal not paid during the term is due on the maturity date.

        Prepayment.    Advances under the UBS revolving credit facility may be prepaid without penalty upon notice, subject to certain conditions. Mandatory partial prepayments of borrowings under the UBS revolving credit facility are required:

  •
  upon the sale of certain assets by a borrower, including any aircraft or aircraft engines financed or refinanced with proceeds from the UBS revolving credit facility;

  •
  upon the occurrence of an event of loss with respect to an aircraft or aircraft engine financed with proceeds from the UBS revolving credit facility from the proceeds of insurance claims; and

  •
  upon the securitization of any interests or leases with respect to aircraft or aircraft engines financed with proceeds from the UBS revolving credit facility.

        Maturity Date.    The maturity date of the UBS revolving credit facility is May 8, 2013.

        Cash Reserve.    AerFunding is required to maintain up to 6.0% of the borrowing value of the aircraft in reserve for the benefit of the class A and B lenders. Amounts held in reserve for the benefit of the class A and B lenders are available to the extent there are insufficient funds to pay required expenses, hedge payments or principal of or interest on the class A and B loans on any payment date. The amounts on reserve are funded by the lenders.

        Collateral.    Borrowings under the UBS revolving credit facility are secured by, among other things, security interests in and pledges or assignments of equity ownership and beneficial interests in all of the subsidiaries of AerFunding, as well as by AerFunding's interests in the leases of its assets.

        Certain Covenants.    The UBS revolving credit facility contains covenants that, among other things, restrict, subject to certain exceptions, the ability of AerFunding and its subsidiaries to:

  •
  sell assets;

  •
  incur additional indebtedness;

  •
  create liens on assets, including assets financed with proceeds from the UBS revolving credit facility;

  •
  make investments, loans, guarantees or advances;

  •
  declare any dividends or other asset distributions other than to distribute funds paid to us out of the flow of funds under the UBS revolving credit facility;

  •
  make certain acquisitions;

  •
  engage in mergers or consolidations;

  •
  change the business conducted by the borrowers and their respective subsidiaries;

  •
  make specified capital expenditures, other than those related to the purchase, maintenance or conversion of assets financed with proceeds from the UBS revolving credit facility;

  •
  own, operate or lease assets financed with proceeds from the UBS revolving credit facility; and

  •
  enter into a securitization transaction involving assets financed with proceeds from the UBS revolving credit facility unless certain conditions are met.

AeroTurbine Calyon Loans and Facility

        General.    On December 13, 2006, AeroTurbine entered into an amended and restated senior credit agreement with Calyon and certain other financial institutions identified therein. Pursuant to this agreement, the total commitment of the revolving loan facility under the original senior credit agreement increased from $171.0 million to $220.0 million, and AeroTurbine repaid in full the senior secured term loan amounts outstanding under that agreement, as well as the junior secured term loan amounts outstanding under the related junior credit agreement. As of March 31, 2007, AeroTurbine had $35.7 million outstanding under the Calyon revolving loan facility.

        Interest Rate.    Under the Calyon revolving loan facility, AeroTurbine can borrow revolving loans based on either LIBOR or ABR (which is a rate per annum equal to the greater of the prime rate in effect on such day and the federals funds effective rate in effect on such day plus 1/2 of 1%). Interest rates depend on the type of loan borrowed and AeroTurbine's debt-to-earnings ratio at the time of borrowing. Set forth below are the interest rates for the Calyon revolving loan facility.

	Amount outstanding at March 31, 2007		Interest rate
	(US dollars in thousands)		ABR Loans	LIBOR Loans
Revolving Loan Facility	$35,688	When AeroTurbine's Consolidated Leverage Ratio is less than 3.5:1	ABR + 0.0%	LIBOR + 1.5%
	—	When AeroTurbine's Consolidated Leverage Ratio is equal to or greater than 3.5:1	ABR + 0.5%	LIBOR + 2.0%

Total	$35,688

        Prepayment.    Advances under the Calyon revolving loan facility may be prepaid without prepayment penalty. Mandatory prepayments of the Calyon revolving loan facility are required:

  •
  if the aggregate principal amount of loans under the revolving loan facility exceeds the borrowing base; and

  •
  upon the receipt of proceeds of any property or casualty insurance claim or any condemnation proceeding relating to any asset of the AeroTurbine or its subsidiaries.

        Payment Terms.    Payments of interest under the revolving loan facility are due quarterly (or, if the interest period is less than three months for a LIBOR loan, the last day of the interest period for that loan). Payments of principal on the revolving loan facility are due on the maturity date. All outstanding loans not paid during the term shall be due on the maturity date.

        Maturity Date.    The maturity date of the Calyon revolving loan facility is April 26, 2011.

        Collateral.    Borrowings under the Calyon revolving loan facility are secured by security interests in and pledges or assignments of all the shares and other ownership interests in AeroTurbine and its subsidiaries, as well as by all assets of AeroTurbine and its subsidiaries.

        Certain Covenants.    The Calyon revolving loan facility contains a number of covenants that, among other things, restrict, subject to certain exceptions, the ability of AeroTurbine to:

  •
  incur additional indebtedness;

  •
  create liens on assets, including assets financed with proceeds from the Calyon revolving loan facility;

  •
  make advances, loans, extensions of credit, guarantees, capital contributions or other investments;

  •
  declare or pay any dividends or other asset distributions;

  •
  engage in mergers or consolidations;

  •
  engage in certain sale-leaseback transactions;

  •
  change the business conducted by AeroTurbine and its subsidiaries; and

  •
  make certain capital expenditures.

        In addition, the Calyon revolving loan facility requires AeroTurbine to maintain certain minimum debt-to-earnings and earnings-to-expenses ratios.

Japanese Operating Lease Financings

        General.    We entered into several Japanese operating lease financing structures to finance aircraft acquisitions. Funding under these structures is provided through a combination of senior commercial bank debt and subordinated loans from Japanese investors. At March 31, 2007, we had financed three aircraft under Japanese operating lease financings. The aggregate principal amount of the loans outstanding under Japanese operating leases financings was $98.3 million as of March 31, 2007.

        Interest Rate.    Set forth below are the interest rates for our senior loans and subordinated debt.

	Amount outstanding at March 31, 2007	Average interest rates
	(US dollars in thousands)
Senior loan	$68,195	Three-month LIBOR plus 0.95%
Subordinated debt	30,133	Fixed rate 4.03%

Total	$98,328

        Collateral.    Our Japanese operating leases financings require legal title to the aircraft be transferred to and held by a special purpose company controlled by the respective lenders. We have entered into lease agreements on the subject aircraft which transfer the risk and rewards of ownership of the aircraft to us. The obligations outstanding under our Japanese operating leases financings are secured by a pledge of the shares of the company which holds legal title to the aircraft financed under the facility. Each subsidiary's obligations under the financings are guaranteed by AerCap Holdings N.V.

        Certain Covenants.    Our Japanese operating leases financings contain affirmative covenants customary for secured financings.

AerVenture Pre-delivery Payment Facility

        General.    In November 2005, AerVenture signed a letter of intent to purchase 70 Airbus A320 family aircraft. A purchase agreement for the aircraft was signed in January 2006. The aircraft are scheduled to be delivered between November 2007 and August 2010. Under the purchase agreement, AerVenture agreed to make scheduled pre-delivery payments to Airbus prior to the physical delivery of each aircraft. In connection with the scheduled delivery of the first 30 aircraft before the end of 2009, AerVenture and Calyon entered into a facility on November 3, 2006 in which Calyon has arranged a credit facility, the AerVenture facility, to finance a portion of the pre-delivery payments to Airbus in an amount up to $118.9 million. Prior to drawing on the AerVenture facility, AerVenture will pay, on average, 54% of the pre-delivery payment amount owed for each aircraft to be delivered in 2007, 60% of such amounts for each aircraft to be delivered in 2008 and 42% of such amount for each aircraft to be delivered in 2009. AerVenture must repay the lenders for the amounts drawn for the pre-delivery payment for each aircraft at the delivery date of that aircraft or, if the aircraft is not delivered on the scheduled delivery date, within three months of the scheduled delivery date. We agreed with Calyon that we will invest at least an additional $25 million in AerVenture, subject to limited exceptions. The aggregate principal amount of the loans outstanding under the AerVenture pre-delivery payment facility was $19.5 million as of March 31, 2007.

        Interest Rate.    Borrowings under the AerVenture facility bear interest at a floating interest rate of one-month LIBOR plus a margin of 1.65%, payable monthly in arrears after the initial drawing on the AerVenture facility.

        Prepayment.    Borrowings under the AerVenture facility may be prepaid without penalty, except for break funding costs if payment is made on a day other than an interest payment date. AerVenture will be required to repay the pre-delivery payment financing relating to an aircraft on the date the aircraft is delivered to AerVenture.

        Maturity Date.    The maturity date of the AerVenture facility is November 3, 2009, however, in the event of delayed delivery of the aircraft, the maturity date may be extended up to the earlier of (i) the delayed delivery date of the aircraft and (ii) January 31, 2010, for the repayment of the indebtedness financing the pre-delivery payments of the delayed aircraft.

        Collateral.    Borrowings under the AerVenture facility are secured by, among other things, the partial assignment of the airframe and engine purchase agreements in respect of the 30 aircraft covered by the facility, including the right to take delivery of the aircraft where Calyon has provided the pre delivery payments and the aircraft remains undelivered.

        Certain Covenants.    The AerVenture facility contains customary affirmative and financial covenants for secured financings. We have agreed to maintain a minimum of 25% of the shares of AerVenture until the AerVenture facility is fully repaid. AerVenture is required to maintain a minimum net worth and a debt to equity ratio below a specified threshold.

Bella Term Loans

        General.    On each of April 21, 2006 and May 10, 2006, our 50% owned consolidated joint venture, Bella Aircraft Leasing 1 Limited, entered into a loan agreement with DVB Bank AG, London Branch to provide for two term loans of up to $31.2 million and $28.0 million, each to finance the purchase of an aircraft. The maturity dates of the loans are February 27, 2009 and May 11, 2011, respectively. Borrowings under the loans are secured by security interests in and pledges of all shares in the borrower, the accounts to which lease payments are made, the aircraft, and certain of the borrower's rights under the lease and the loan documents. As of March 31, 2007, the amount outstanding under each loan was $28.4 million and $25.9 million, respectively.

        Interest Rate.    Borrowings under the April 21, 2006 loan agreement bear interest at a fixed rate of 7.32%. Borrowings under the May 10, 2006 loan agreement bear interest at a fixed rate of 7.70%.

        Certain Covenants.    The loans include general and operating covenants that restrict the borrower from incurring additional indebtedness and other limitations which are customary for such credit facilities.

GATX Aircraft Calyon Facility

        General.    On October 12, 2006, a wholly owned subsidiary entered into a senior secured loan facility in the aggregate amount of up to $248.0 million with Calyon and certain other financial institutions in order to finance the purchase of 25 aircraft from GATX, 24 of which were acquired by us. Borrowings under the senior facility can be used to finance the lesser of 70% of the purchase price of each aircraft and a specified percentage of the loan amount allocated to such aircraft. Concurrently with this facility, we will provide junior and subordinated debt to finance the balance of the purchase price. This subsidiary entered into (a) a junior loan facility with us in an aggregate amount of up to $30.5 million to finance a portion of the purchase price of each aircraft not financed under the senior facility and (b) a subordinated note purchase agreement to finance the portion of the purchase price of each such aircraft not financed under the senior facility or the junior facility. Initially, we or one of our wholly owned subsidiaries are providing the junior loan facility and the subordinated note financing. As of March 31, 2007, the amount outstanding under the senior facility was $210.5 million.

        Interest Rate.    Borrowings under the senior facility bear interest at a rate of one month LIBOR plus 1.75% per annum for the first five years of the term, and at a rate of one month LIBOR plus 2.25% per annum for the remainder of the term.

        Prepayment.    After full repayment of amounts outstanding under the liquidity facility described below, prepayment of borrowings under the senior facility is permitted with notice, subject to a prepayment fee during the initial two years of the senior facility. Mandatory prepayments of borrowings related to a particular aircraft are required:

  •
  upon the sale or other disposal of a financed aircraft;

  •
  upon the total loss of a financed aircraft; and

  •
  if any document granting a security interest to the senior and junior lenders and other secured parties ceases to be in full force and effect.

        Payment Terms.    Payments of principal and interest under the loan are due on a monthly basis, and all outstanding principal not paid during the term is due on the final maturity date.

        Maturity Date.    The final maturity date of the loans is October 12, 2013.

        Put to AerCap.    If the junior and senior loans attributable to any financed aircraft are not paid by the earlier of (a) the 21st anniversary of the date of manufacture of such aircraft and (b) the final maturity date of the loans, then the collateral agent for the lenders may cause such aircraft to be sold to our wholly-owned subsidiary, AerCap B.V., for a purchase price equal to the outstanding principal amount of the junior and senior loans attributable to such aircraft together with breakage costs plus a pro rata portion of any amounts outstanding under the liquidity facility and taxes and expenses.

        Liquidity Facility.    Calyon has provided a liquidity facility in an amount equal to the greater of (i) $10.0 million and (ii) $27.0 million multiplied by a fraction, the numerator of which is the aggregate outstanding principal amount under the senior and junior facilities and the denominator of which is the aggregate amounts committed under the senior and junior facilities. The liquidity facility may be drawn upon to finance any shortfall in certain amounts owed on any repayment date, including, minimum principal payments, payments of interest due under the senior or junior facility and certain expenses.

        Aircraft Management Services.    We provide aircraft management services in respect of the financed aircraft, for which we receive a fee.

        Collateral.    Borrowings under the senior facility are secured by mortgages on the aircraft and security interest in and pledges or assignments of all the shares and other ownership interests in the borrower and its subsidiaries, as well as their bank accounts and lease interests.

        Certain Covenants.    The loans include general and operating covenants that restrict the borrower from incurring additional indebtedness and other limitations which are customary for such credit facilities.

Other Commercial Bank Financings

        We have entered into various commercial bank financings to fund the purchase of aircraft. The financings mature at various dates through 2019. The interest rates are LIBOR based with spreads ranging from 0.95% to 1.80%. The financings are secured by, among other things, a pledge of the shares of the subsidiaries owning the related aircraft, a guarantee from us and, in certain cases, a mortgage on the applicable aircraft. The aggregate principal amount of the loans outstanding under the commercial bank financings was $326.3 million as of March 31, 2007.

        All of our financings contain affirmative covenants customary for secured financings. Four of the commercial bank financings contain change of control provisions that grant the lenders the right to prepayment of their loans in the event of a change of control, unless the lenders consent to the change of control.

MANAGEMENT

Directors and Executive Officers

Name	Age	Position
Directors
Pieter Korteweg	65	Non-Executive Chairman of the Board of Directors
Ronald J. Bolger	59	Non-Executive Director
James N. Chapman	45	Non-Executive Director
Klaus W. Heinemann	56	Executive Director, Chief Executive Officer
W. Brett Ingersoll	43	Non-Executive Director
Marius J.L. Jonkhart	57	Non-Executive Director
Gerald P. Strong	62	Non-Executive Director
David J. Teitelbaum	35	Non-Executive Director
Robert G. Warden	34	Non-Executive Director
Executive Officers
Wouter M. (Erwin) den Dikken	39	Chief Legal Officer
Patrick P. den Elzen	41	Head of Trading
Soeren E. Ferré	39	Head of Europe, Middle East, Africa & Asia-Pacific Regions
Nicolas Finazzo	50	AeroTurbine Chief Executive Officer
Keith A. Helming	48	Chief Financial Officer
Aengus Kelly	34	Group Treasurer
Heinrich H. Loechteken	45	Chief Investment Officer
Anil Mehta	57	Executive Vice President of Americas
Robert B. Nichols	51	AeroTurbine Chief Operating Officer
Cole T. Reese	42	Chief Tax & Accounting Officer
Reynoud K. Simonis	44	Chief Technical Officer

  Directors

        Pieter Korteweg.    Mr. Korteweg has been a director of our company since September 20, 2005. He serves in various positions in numerous organizations including as Chairman of the Supervisory Board of a number of Cerberus companies in the Netherlands, including Aozora Bank Ltd., consultant to and Vice Chairman of Cerberus Global Investment Advisors, LLC and member of the Supervisory Boards of DaimlerChrysler Netherlands B.V. and Hypo Real Estate Holding AG. He also serves as senior advisor to Anthos B.V. Mr. Korteweg previously served as Chairman of the Supervisory Board of Pensions and Insurance Supervisory Authority of The Netherlands, Chairman of the Supervisory Board of the Dutch Central Bureau of Statistics and Vice-Chairman of the Supervisory Board of De Nederlandsche Bank from 2002 to 2004. From 1987 to 2001, Mr. Korteweg was President and Chief Executive Officer of the Group Executive Committee of Robeco Group in Rotterdam. From 1981 to 1986, he was Treasurer General at The Netherlands Ministry of Finance. In addition, Mr. Korteweg was a professor of economics from 1971 to 1998 at Erasmus University Rotterdam in The Netherlands. Mr. Korteweg holds a PhD in Economics from Erasmus University Rotterdam.

        Ronald J. Bolger.    Mr. Bolger has been a director of our company since October 11, 2005. Mr. Bolger currently serves as a member of the board of directors of a number of companies including Ely Capital Ltd., Irish Food Processors, C & D Foods Ltd., Galway Clinic Doughiska Ltd. and Global Shares Plc. He is a former Managing Partner of KPMG Ireland and has wide experience in the financial services industry. He served on the Irish Prime Minister's Committee for Dublin's

International Financial Services Centre from 1987 to 2002. Mr. Bolger was appointed Honorary Consul General of Singapore in Ireland in 2000. Mr. Bolger is a Chartered Accountant and holds a BA in Economics from University College Dublin.

        James N. Chapman.    Mr. Chapman has been a director of our company since December 7, 2005. Mr. Chapman is non-executive Vice Chairman and Director of JetWorks Leasing, LLC, an aircraft management services company based in Greenwich, Connecticut, which he joined in December 2004. Prior to JetWorks, Mr. Chapman joined Regiment Capital Advisors, LLC in January 2003, a high-yield hedge fund based in Boston. Prior to Regiment, Mr. Chapman was a capital markets and strategic planning consultant and worked with private and public companies as well as hedge funds (including Regiment) across a range of industries. Mr. Chapman also serves as a director of Coinmach Service Corp. (AMEX: DRY/DRA) and Scottish Re Group, Ltd. (NYSE: SCT). Mr. Chapman also serves as a member of the board of directors of a number of private companies. Mr. Chapman received an MBA with distinction from Dartmouth College and was elected as an Edward Tuck Scholar. He received his BA, with distinction, magna cum laude, from Dartmouth College and was elected to Phi Beta Kappa, in addition to being a Rufus Choate Scholar.

        Klaus W. Heinemann.    Mr. Heinemann has been the Chief Executive Officer of our company since April 2003 and has over 25 years of experience in the aviation financing industry. Mr. Heinemann has been a director of our company since 2002. Mr. Heinemann joined our company in October 2002 from DVB Bank, where he was a Member of the Executive Board. In 1988 he joined the Long-Term Credit Bank of Japan in London as Deputy General Manager and Head of the Aviation Group. He was later appointed as Joint General Manager of the Head Office at the Long Term Credit Bank of Japan, where he was responsible for the Transportation Finance division before this division was sold to DVB Bank in 1998. Mr. Heinemann started his career with Bank of America in 1976, where he helped to build up its Aviation Finance department in Europe. Mr. Heinemann holds the degree of Diplom Kaufmann (Bachelor of Commerce) from the University of Hamburg.

        W. Brett Ingersoll.    Mr. Ingersoll has been a director of our company since September 20, 2005. He is currently a Managing Director of Cerberus Capital Management, L.P., a senior member of its Private Equity Practice and a member of its Investment Committee. Mr. Ingersoll is also a director of ACE Aviation Holdings Inc. and a member of the Audit, Finance and Risk Committee and the Human Resources and Compensation Committee of ACE Aviation Holdings Inc. In addition, Mr. Ingersoll is a director of various public and private companies, including Coram Health Care, IAP Worldwide Services, Inc., Aeroplan (AER TO), Entrecap, Talecris Bio Therapeutics, Inc. and Endura Care, LLC. Prior to joining Cerberus in 2002, Mr. Ingersoll was a Partner at JP Morgan Partners (formerly Chase Capital Partners) from 1993 to 2002. Mr. Ingersoll received his MBA from Harvard Business School and his BA from Brigham Young University.

        Marius J.L. Jonkhart.    Mr. Jonkhart has been a director of our company since October 11, 2005. Mr. Jonkhart is currently the Chief Executive Officer of NOB Holding N.V. He is currently also a member of the Supervisory Boards of Connexxion Holding N.V., Corus Nederland B.V., Orco Banking Group and Staatsbosbeheer, Chairman of the Supervisory Board of Ruimte voor Ruimte Beheer B.V. and a non-executive director of Aozora Bank. Mr. Jonkhart is an advisor to Cerberus Global Investment Advisors, LLC. Mr. Jonkhart was previously the Chief Executive Officer of De Nationale Investerings Bank N.V. and also served as the director of monetary affairs of the Dutch Ministry of finance. He was also a professor of finance at Erasmus University Rotterdam. He has served as a member of a number of supervisory boards, including the Supervisory Boards of the European Investment Bank, Bank Nederlandse Gemeenten N.V., Postbank N.V., NPM Capital N.V., Kema N.V., AM Holding N.V. and De Nederlandsche Bank N.V. He has also served as chairman of the Investment Board of ABP Pension Fund and several other funds. Mr. Jonkhart holds a Master's degree in Business

Administration, a Master's degree in Business Economics and a PhD in Economics from Erasmus University Rotterdam.

        Gerald P. Strong.    Mr. Strong has been a director of our company since July 26, 2006. He currently is a Managing Director of Cerberus European Capital Advisors LLP. Mr. Strong has extensive senior experience in a number of industries, including airlines, global communications, retailing, and consumer products. He has served senior roles in the restructuring and building of a number of international businesses in his career. Mr. Strong was Chairman of the Advisory Board on Telecom Security to the government of the United Kingdom from 2002 to 2005 and President and Chief Executive Officer of Teleglobe International Holdings Limited. He is also a member of the Governing Council of the Ashridge Business School, a Director of NewPage Corporation and Chairman of Virtual IT. Mr. Strong received his BA with honors from Trinity College, Dublin.

        David J. Teitelbaum.    Mr. Teitelbaum has been a director of our company since September 20, 2005. Mr. Teitelbaum is a Managing Director of Cerberus European Capital Advisors LLP and has worked for Cerberus and/or its affiliates since 1997. Prior to joining Cerberus, Mr. Teitelbaum worked in the investment banking department of Donaldson, Lufkin & Jenrette. Mr. Teitelbaum holds a BS in Business Administration from the University of California, Berkeley.

        Robert G. Warden.    Mr. Warden has been a director of our company since September 20, 2005. He is also currently a Managing Director of Cerberus Capital Management, L.P., which he joined in February 2003. Mr. Warden is also currently a director of Aeroplan and Bluelinx Corporation. Prior to joining Cerberus, Mr. Warden was a Vice President at J.H. Whitney from May 2000 to February 2003, a Principal at Cornerstone Equity Investors LLC from July 1998 to May 2000 and an Associate at Donaldson, Lufkin & Jenrette from July 1995 to July 1998. Mr. Warden received his AB from Brown University.

  Executive Officers

        Wouter M. (Erwin) den Dikken.    Mr. den Dikken was appointed as our Chief Legal Officer in 2005 and has served as the Head of the Group Legal Services department since 2004. He joined our legal department in 1998. Prior to joining us, Mr. den Dikken worked for an international packaging company in Germany as Senior Legal Counsel where he focused on mergers and acquisitions. Mr. den Dikken holds a law degree from Utrecht University.

        Patrick P. den Elzen.    Mr. den Elzen was appointed as the Head of Trading in 2005 and he served as the Vice President of Financial Engineering of our company prior to this appointment. Prior to joining us in October 2003, Mr. den Elzen worked as the Senior Vice President of Corporate Development with IEM Airfinance for two years, and before that, he worked in various capacities with ING Bank and ING Lease for eight years. Mr. den Elzen holds a Master's degree from the University of Amsterdam in Business Administration and International Financial Markets.

        Soeren E. Ferré.    Mr. Ferré has been the Head of Europe, Middle East, Africa & Asia-Pacific Region of our company since June 2006. He joined our company in September 2003 as Vice President of Marketing for the Asia-Pacific region. In July 2004, he was appointed as the Head of Sales and Marketing for the Asia-Pacific region. He started his career at Airbus in 1990 and was based in Toulouse, France. In 1995, he moved to China and became the head of the marketing team covering China, Hong Kong and Macau for Airbus prior to becoming a Sales Director in 1999 in charge of the major Chinese airlines. In 2001, Mr. Ferré moved to Sydney to become the Director of Sales for the Pacific region for Airbus where he was in charge of the major airlines in that region. Mr. Ferré holds a Bachelor's degree in Engineering from the ENAC—Ecole National de l'Aviation Civile.

        Nicolas Finazzo.    Mr. Finazzo is the Chief Executive Officer of AeroTurbine, which he co founded in 1997. He has been active in the aviation industry for over 25 years. In 1982 he founded Air Florida commuter carrier Southern Express Airways. In 1987 Mr. Finazzo joined Miami based Greenwich Air Services as Vice President—Contracts. In 1992 he became Vice President & General Counsel to Miami based International Air Leases, and in 1997, he accepted a similar position at Miami based AeroThrust Corp. Mr. Finazzo earned a JD from the University of Miami School of Law and a BS in Political Science from the University of Michigan. He is a member of the Florida Bar and also holds an Airframe & Powerplant license issued by the Federal Aviation Administration.

        Keith A. Helming.    Mr. Helming assumed the position of Chief Financial Officer of AerCap effective August 21, 2006. Prior to joining us, he was a long standing executive at GE Capital Corporation, including serving recently for five years as Chief Financial Officer at aircraft lessor GE Commercial Aviation Services (GECAS). He was with General Electric Company for over 25 years, beginning with their Financial Management Program in 1981. In addition to the GECAS role, Mr. Helming served as the Chief Financial Officer of GE Corporate Financial Services, GE Fleet Services and GE Consumer Finance in the United Kingdom, and also held a variety of other financial positions throughout his career at GECC. Mr. Helming holds a Bachelor of Science degree in Finance from Indiana University.

        Aengus Kelly.    Mr. Kelly has been the Group Treasurer of our company since 2005. He started his career in the aviation leasing and financing business with Guinness Peat Aviation in 1998 and has continued working with its successors AerFi in Ireland and debis AirFinance and AerCap in Amsterdam. Prior to joining GPA in 1998, he spent three years with KPMG in Dublin. Mr. Kelly is a Chartered Accountant and holds a Bachelor's degree in Commerce and a Master's degree in Accounting and Finance from University College Dublin.

        Heinrich H. Loechteken.    Mr. Loechteken has been the Chief Investment Officer of our company since August 2006. Prior to serving as our Chief Investment Officer, Mr. Loechteken served as our Chief Financial Officer between September 2002 and August 2006. Prior to his employment with us, Mr. Loechteken served as the Chief Financial Officer of DaimlerChrysler Capital Services in Norwalk, Connecticut, where he was responsible for the financial operations of the non-automotive finance activities of DaimlerChrysler in North America, Europe and Asia. He also served as the Chief Credit Officer for DaimlerChrysler Services in Berlin, Germany prior to his appointment as Chief Financial Officer. Before joining DaimlerChrysler in 1996, he worked for six years in various positions in corporate finance, credit analysis and credit risk management at Deutsche Bank. Mr. Loechteken holds the degree of Diplom Kaufmann from the University of Muenster where he majored in Finance and Bank Controlling.

        Anil Mehta.    Mr. Mehta has been the Executive Vice President of Americas for our company since June 2006. Prior to serving in this capacity, he was the Head of Europe, Middle East, Africa & Indian Subcontinent Region since 2004. Mr. Mehta joined our company in 1997 in the Marketing and Sales Department and was promoted to become the Executive Vice President of Marketing and a Member of the Group Executive Committee in 2003. Mr. Mehta has over 30 years of experience in the aviation industry. Mr. Mehta has served in various capacities at Fokker Aircraft based in Amsterdam, holding various positions in Flight Test, Performance Engineering, Marketing and Sales. In 1989 he moved to the United States to serve as Regional Sales Director. Anil Mehta has a Bachelor's Degree in Engineering from Birla Institute of Technology & Science in Pilani, India.

        Robert B. Nichols.    Mr. Nichols is the Chief Operating Officer for AeroTurbine and co-founded AeroTurbine in 1997. He has been active in the aviation industry for over 20 years. He joined Aviall in 1982 and assumed various roles in the administration of JT8D & CFM56 3 power plant maintenance. Mr. Nichols joined Braniff Airways in 1988 as Manager of Powerplant & Warranty Administration and participated in the oversight of outsourced powerplant maintenance covering JT8D, V2500 and Tay 650 engines. When Braniff ceased operations, Mr. Nichols joined Greenwich Air Services in 1989 as Director of Engine Maintenance Sales. In 1990 he joined AeroThrust Corp. where he became Vice President of Engine Sales & Leasing. Mr. Nichols is a graduate of the University of Texas where he earned a BS in Business Administration.

        Cole T. Reese.    Mr. Reese has been the Chief Tax and Accounting Officer of our company since September 2002. Prior to joining AerCap, Mr. Reese worked for nine years for MCC Financial Corporation, a turboprop operating lessor in Washington D.C., where he ultimately became Chief Financial Officer. Mr. Reese also worked for three years with Ernst & Young. He is a U.S. certified public accountant and holds a Master's degree in Accountancy and a BS in Accounting from Brigham Young University.

        Reynoud K. Simonis.    Mr. Simonis has been the Chief Technical Officer of our company since 2005. Mr. Simonis joined our company in 1998 as Technical Manager and was eventually promoted to become Senior Vice President of the Technical department. Mr. Simonis started his career in 1989 at the Schreiner Aviation Group where he held various positions in technical management, quality management and material management, and was based in The Netherlands as well as Lagos, Nigeria. In 1996, he joined Transavia Airlines as Quality Manager. Mr. Simonis holds a Master's degree in Aerospace Engineering from the Delft University of Technology.

Board of Directors

  General

        Our Board of Directors currently consists of nine directors, eight of whom are non executive directors and are independent under the independence definition in The Netherlands Corporate Governance Code. As a foreign private issuer, as defined by the Securities Exchange Act of 1934, as amended, we are not required to have a majority independent board of directors under applicable New York Stock Exchange rules.

        We apply the Netherlands Corporate Governance Code independence criteria. According to these criteria, to be considered "independent", a director (and his or her spouse and relatives in the second degree) may not, among other things, (i) in the five years prior to his or her appointment, have been an employee or executive director of us or any Dutch public company affiliated with us, (ii) in the year prior to his or her appointment, have had an important business relationship with us or any Dutch public company affiliated with us, (iii) receive any financial compensation from us or any Dutch public company affiliated with us other than for the performance of his or her duties as a director or other than in the ordinary course of business, (iv) hold 10% or more of our ordinary shares (including ordinary shares subject to any shareholder's agreement), (v) be a member of the management or supervisory board of a company owning 10% or more of our ordinary shares, (vi) in the year prior to his or her appointment, has temporarily managed our day-to-day affairs while the executive director was unable to discharge his or her duties and (vii) be an executive director of a company where an executive director of AerCap is a non-executive or supervisory director.

        The directors are appointed at the general meeting of the shareholders. Our directors may be elected by the vote of a majority of votes cast at a general meeting of shareholders provided that our Board of Directors has proposed the election. Cumulative voting is not permitted. Without a Board of Directors proposal, directors may also be elected by the vote of a majority of the votes cast at a general meeting of shareholders if the majority represents at least one-third of our issued capital.

Directors are elected for a term of four years with the current term of each director ending on the day of our annual general meeting of shareholders for the year ended December 31, 2010, which must be held before June 30, 2011. None of the non-executive directors' service contracts provide for benefits upon termination.

        Shareholders may remove or suspend a director by the vote of a majority of the votes cast at a general meeting of shareholders provided that our Board of Directors has proposed the removal. Our shareholders may also remove or suspend a director, without there being a proposal by the Board of Directors, by the vote of a majority of the votes cast at a general meeting of shareholders if the majority represents at least one-third of our issued capital. Our directors are not required to retire at a specified age.

        Under our Articles of Association, the rules for the Board of Directors and the board committees and Netherlands corporate law, the members of the Board of Directors are collectively responsible for the management, general and financial affairs and policy and strategy of our company.

        The executive director is our Chief Executive Officer, who is primarily responsible for managing our day-to-day affairs as well as other responsibilities that have been delegated to the executive director in accordance with our Articles of Association and our internal rules for the Board of Directors. The non-executive directors supervise the Chief Executive Officer and our general affairs and provide general advice to our Chief Executive Officer. In performing their duties, the non-executive directors are guided by the interests of the company and shall, within the boundaries set by relevant Netherlands law, take into account the relevant interests of our shareholders. The internal affairs of the Board of Directors are governed by our rules for the Board of Directors.

        The Chairman of the Board is obligated to ensure, among other things, that (i) each director receives all information about matters that he or she may deem useful or necessary in connection with the proper performance of his or her duties, (ii) each director has sufficient time for consultation and decision making, and (iii) the Board of Directors and the board committees are properly constituted and functioning.

        Each director has the right to cast one vote and may be represented at a meeting of the Board of Directors by a fellow director. The Board of Directors may pass resolutions only if a quorum of four directors, including our Chief Executive Officer, the Chairman or Vice Chairman is present at the meeting. All resolutions must be passed by an absolute majority of the votes cast. If there is a tie, the matter will be decided by the Chairman of our Board of Directors or in his or her absence, the Vice Chairman.

        Subject to Netherlands law, resolutions may be passed in writing by a majority of the directors in office. Pursuant to the internal rules for our Board of Directors, a director may not participate in discussions or the decision making process on a transaction or subject in relation to which he or she has a conflict of interest with us. Resolutions to enter into such transactions must be approved by a majority of our Board of Directors, excluding such interested director or directors.

  Committees of the Board of Directors

        The Board of Directors has established a Group Executive Committee, a Group Portfolio and Investment Committee, a Group Treasury and Accounting Committee, an Audit Committee and a Nomination and Compensation Committee.

        Our Group Executive Committee is responsible for our operational management. It is chaired by our Chief Executive Officer and is comprised of ten current members of our senior management. The current members of our Group Executive Committee are Klaus Heinemann, Heinrich Loechteken, Keith Helming, Aengus Kelly, Patrick den Elzen, Erwin den Dikken, Reynoud Simonis, Cole Reese, Soeren Ferré and Anil Mehta.

        Our Group Portfolio and Investment Committee has authority to enter into and is responsible for transactions relating to the acquisition and disposal of aircraft, engines and financial assets that are in excess of $100 million but less than $500 million. It is chaired by our Chief Investment Officer and is comprised of members of the Group Executive Committee and non-executive directors or any other person appointed by the Board of Directors upon recommendation of the Nomination and Compensation Committee. The current members of our Group Portfolio and Investment Committee are Keith Helming, Soeren Ferré, Heinrich Loechteken, Klaus Heinemann, Robert Warden, Oliver Brown, Patrick den Elzen, Nicolas Finazzo and Reynoud Simonis.

        Our Group Treasury and Accounting Committee has authority and is responsible for committing debt funding in excess of $100 million but not exceeding $500 million per transaction. It is chaired by our Chief Financial Officer and is comprised of certain members of the Group Executive Committee and certain non-executive directors or any other person appointed by the Board of Directors upon recommendation of the Nomination and Compensation Committee. The current members of our Group Treasury and Accounting Committee are Keith Helming, Cole Reese, David Teitelbaum, Klaus Heinemann, Aengus Kelly, Heinrich Loechteken and Robert Warden.

        Our Audit Committee assists the Board of Directors in fulfilling its responsibilities relating to the integrity of our financial statements, our risk management and internal control arrangements, our compliance with legal and regulatory requirements, the performance, qualifications and independence of external auditors, and the performance of the internal audit function. The Audit Committee is chaired by a person with the necessary qualifications who is appointed by the Board of Directors and is comprised of three non-executive directors who are "independent" as defined by Rule 10A 3 of the Securities Exchange Act of 1934, as amended, as well as under The Netherlands Corporate Governance Code. The current members of our Audit Committee are Marius Jonkhart, James Chapman and Ronald Bolger.

        Our Nomination and Compensation Committee selects, recruits and determines the remuneration, bonuses and other terms of employment of candidates for the positions of the Chief Executive Officer, non-executive director and Chairman of the Board of Directors, recommends candidates for the Audit Committee, plans the succession within the Board of Directors and committees and monitors compliance with the prohibition on loans to executive officers and directors under the Sarbanes-Oxley Act of 2002. It is chaired by the Chairman of our Board of Directors and is comprised of two non-executive directors appointed by the Board of Directors. The current members of our Nomination and Compensation Committee are Brett Ingersoll, Marius Jonkhart and Pieter Korteweg.

  Nomination and Compensation Committee Interlocks and Insider Participation

        None of our Nomination and Compensation Committee members or our executive officers have a relationship that would constitute an interlocking relationship with executive officers or directors of another entity or insider participation in compensation decisions.

  Compensation of Non-Employee Directors

        We currently pay each non-executive director who is not affiliated with Cerberus an annual fee of €75,000 and pay each of these directors an additional €2,000 per meeting. We pay our Chairman of our Board of Directors €150,000 per year. In addition, we pay the chairs of the Audit Committee and Nomination and Compensation Committee an annual fee of € 18,000 and each committee member will receive an annual fee of €6,000 and a fee of €2,000 per committee meeting. All members of the Board of Directors are reimbursed for reasonable costs and expenses incurred in attending meetings of our Board of Directors.

  Executive Officer Compensation

        In 2006, we paid an aggregate of approximately €9.1 million in cash and benefits as compensation to our 14 executive officers during the year. In 2006, we paid our executive officers three types of bonuses: annual target bonuses, major transaction bonuses and loyalty bonuses. The amount of the annual target bonus is based on the achievement of personal targets, as set out in a personal target agreement. Major transaction bonuses are paid to members of our management team for the completion of major transactions, such as significant debt and equity financings and merger and acquisition activities. The loyalty bonuses are paid to retain executive officers and to retain key members of our staff. All bonuses are determined by our Chief Executive Officer with approval from the Nomination and Compensation Committee, and the Nomination and Compensation Committee determines the amount of any bonuses paid to our Chief Executive Officer. We do not have a separate obligation for executive pension, retirement or similar benefits and accordingly there are no accruals for any such liabilities.

Equity Incentive Plan

  Bermuda Parents Equity Incentive Plan

        The Bermuda Parents, our indirect shareholders, have implemented an equity incentive plan that is designed to motivate and retain individuals who are responsible for the attainment of our primary long-term performance goals. The plan provides for the grant of nonqualified stock options, incentive stock options for shares of common stock and restricted shares of common stock of the Bermuda Parents to participants of the plan selected by the boards of directors of the Bermuda Parents or a committee of each of their respective boards of directors or the administrator of the plan. Subject to certain adjustments, the maximum number of shares available to be granted under the plan is equal to 25% of the outstanding common shares of the Bermuda Parents. As of March 31, 2007, common shares or options to purchase common shares of the Bermuda Parents, representing indirectly 17.7% of our ordinary shares on a fully diluted basis, were issued and are outstanding under the plan.

        All shares and options granted under the Bermuda Parents equity incentive plan vested after completion of our initial public offering in November 2006, except for options outstanding to three members of management. Unvested share options held by these three members of management represent indirectly 1% of our ordinary shares at the date of this offering. Even after vesting, pursuant to a shareholders agreement, all vested common shares and options to purchase common shares of the Bermuda Parents issued under the plan (other than common shares held by the former AeroTurbine owners and our directors) are subject to repurchase by the Bermuda Parents in the event the manager leaves his position without good cause or is terminated by us with cause, at a price equal to the lower of the cost or fair value until the termination of the two-year lock-up period described below. All common shares and options to purchase common shares of the Bermuda Parents are also subject to repurchase at fair value if the manager leaves for any other reason.

        In connection with our initial public offering, the members of our senior management and directors who have received shares or options to purchase shares of the Bermuda Parents under the Bermuda Parents equity incentive plan agreed with Cerberus not to offer, sell, contract to sell, pledge, grant any option to purchase, make any short sale or otherwise dispose of any of our ordinary shares directly held by them or indirectly held through the Bermuda Parents. Subject to certain exceptions, the lock-up is for a period of two years from November 27, 2006. The lock-up restrictions operate to prevent certain members of our senior management and of our directors from actively trading in our shares. As shareholders and/or option holders in the Bermuda Parents, certain members of our senior management and of our directors are entitled to receive proceeds from the Bermuda Parents in connection with the indirect sales of our shares by the Bermuda Parents either through dividend distribution, repurchase or redemption of a portion of their shares or options in the Bermuda Parents.

In addition, the members of our senior management and directors holding common shares of the Bermuda Parents have the right, beginning November 27, 2008 and ending on November 27, 2011, to exchange Bermuda Parents common shares for our ordinary shares held by the selling shareholders in amounts representing their indirect interest in us held through the Bermuda Parents. To assist our management and directors in the resale of our ordinary shares to be held by them upon such exchange, we have agreed to file a registration statement and use commercially reasonable efforts to keep the registration statement continuously effective until all applicable ordinary shares have been sold or can be sold without registration under Rule 144(k) under the Securities Act. The common shares of the Bermuda Parents are also subject to Cerberus's drag along rights and the plan participant's tag along rights in the event of certain transactions involving the sales of the common shares of the Bermuda Parents. In addition, the Bermuda Parents have agreed with our senior management and members of our Board of Directors who are also shareholders and/or option holders of the Bermuda Parents, that, if the Bermuda Parents, (i) dividend or otherwise distribute any proceeds to their shareholders from the sale of our ordinary shares, they will proportionately distribute such proceeds to all holders of the Bermuda Parents' common shares, vested options and unvested options, assuming that all options were exercised and all unvested options were vested, after making adjustment for any option exercise price and (ii) redeem or repurchase their common shares with any proceeds from the sale of our ordinary shares, they will offer to proportionately redeem their common shares and/or vested options as if all options were exercised, after making adjustments for any option exercise price.

        The indirect ownership in our ordinary shares represented by the grants of shares and options discussed above are reflected in the table under "—Share Ownership".

  New Equity Incentive Plan

        On October 31, 2006, we implemented an equity incentive plan that is designed to promote our interests by enabling us to attract, retain and motivate directors, employees, consultants and advisors and align their interests with ours. Our new equity incentive plan provides for the grant of nonqualified stock options, incentive stock options, stock appreciation rights, restricted stock, restricted stock units and other stock awards to participants of the plan selected by the Nomination and Compensation Committee of our Board of Directors. Subject to certain adjustments, the maximum number of shares available to be granted under the plan is equal to 5% of our outstanding shares. No shares have been issued and none are outstanding under the plan.

        The terms and conditions of awards, including vesting provisions for stock options, are determined by the Nomination and Compensation Committee, except that, unless otherwise determined by the Nomination and Compensation Committee, or as set forth in an award agreement: (a) each stock option is granted for ten years from the date of grant, or, in the case of certain key employees, i.e., employees owning more than 10% of our ordinary shares, for five years from the date of grant; provided, however, no stock option period may extend beyond ten years from the date of grant; (b) the option price per share may not be less than 100% of the fair market value of the ordinary shares except that the option price per share for a key employee may not be less than 110% of the fair market value of the ordinary shares at the time the incentive stock option is granted; and (c) incentive stock options may only be issued to the extent the aggregate fair market value of shares with respect to the exercise of the incentive stock options for the first time by an option holder during any calendar year is $100,000 or less, with any additional stock options being treated as nonqualified stock options.

  Netherlands Corporate Governance

        On December 9, 2003, a committee commissioned by The Netherlands government published a Netherlands Corporate Governance Code (the "Code"). The provisions of the Code took effect on January 1, 2005 and apply to annual reports for financial years starting on or after January 1, 2004. Netherlands companies whose ordinary shares are listed on a government recognized stock exchange must discuss compliance with the Code in their annual report. The NYSE is a government recognized stock exchange.

        At December 31, 2006, we were in compliance with the Netherlands Corporate Governance Code and we intend to continue complying with The Netherlands Corporate Governance Code. The Netherlands Corporate Governance Code contains recommended best practices. Netherlands' companies are not required to adopt the best practices, but, to the extent that they do not, they are required to disclose and explain why the practices have not been adopted in their annual report.

  Comparison of NYSE and Netherlands Corporate Governance Standards

        The NYSE requires that entities with shares listed on the exchange comply with its corporate governance standards. As a foreign private issuer, we are only required to comply with the NYSE rules relating to audit committees and periodic certifications to the NYSE. The NYSE also requires that we provide a summary of the significant differences between our corporate governance practices and those that would apply to a U.S. domestic issuer. We do not believe there are any significant differences between our corporate governance practices and those that would typically apply to a U.S. domestic issuer under the NYSE corporate governance rules.

PRINCIPAL AND SELLING SHAREHOLDERS

(1)
Cerberus beneficially owns 86.0% of the Bermuda Parents' common shares. The Bermuda Parents and the Selling Shareholders are holding companies that were formed by Cerberus for the purpose of acquiring us and do not own any other assets or conduct activities outside of their indirect investment in us.

(2)
Certain members of our senior management and an employee of Cerberus own 14.0% of the Bermuda Parents' common shares. In addition, certain members of our senior management and of our Board of Directors also own options to purchase common shares of the Bermuda Parents. If all such options were exercised, Cerberus would beneficially own 82.8% of the common shares of the Bermuda Parents and certain members of our senior management, and of our Board of Directors and an employee of Cerberus would own the remaining 17.2%.

        The following table sets forth information with respect to the beneficial ownership of our ordinary shares as of July 9, 2007, by:

  •
  each selling shareholder;

  •
  each person who is known by us to beneficially own 5% or more of our ordinary shares;

  •
  each of our directors; and

  •
  our executive officers named in "Management" and all of our current directors and executive officers as a group.

        All ordinary share amounts and percentages reflect beneficial ownership determined pursuant to Rule 13d-3 under the Securities and Exchange Act of 1934, and assume, on a shareholder by shareholder basis, that each shareholder has converted all securities owned by such shareholder that are convertible into ordinary shares at the option of the holder currently or within 60 days of July 10, 2007, the closing date of this offering, and that no other shareholder so converts.

	Ordinary shares beneficially owned as of July 9, 2007(1)		Ordinary shares being offered(1)		Ordinary shares beneficially owned after the offering(1)
	Number	Percent	Number	Percent	Number	Percent
Selling Shareholders
Fern S.à r.l.(2)	14,734,239	17.3%	5,000,000	5.9%	9,734,239	11.4%
Fern II S.à r.l.(2)	14,734,239	17.3%	5,000,000	5.9%	9,734,239	11.4%
Fern III S.à r.l.(2)	14,734,239	17.3%	5,000,000	5.9%	9,734,239	11.4%
Fern IV S.à r.l.(2)	14,734,239	17.3%	5,000,000	5.9%	9,734,239	11.4%
5% or Greater Beneficial Share Owner:
Stephen Feinberg(3)	48,809,179	57.4%	16,618,257	19.5%	32,190,922	38.0%
Directors:
Ronald J. Bolger(4)	42,651	*	14,521	*	28,130	*
James N. Chapman(4)	85,044	*	28,956	*	56,088	*
Pieter Korteweg(4)	85,303	*	29,044	*	56,259	*
W.Brett Ingersoll(5)	—	—	—	—	—	—
Klaus W. Heinemann(4)(6)	1,804,773	2.1%	373,163	0.4%	1,431,610	1.7%
Marius J. L. Jonkhart(4)	42,651	*	14,521	*	28,130	*
Gerald P. Strong(5)	—	—	—	—	—	—
David J. Teitelbaum(5)	—	—	—	—	—	—
Robert G. Warden(5)	—	—	—	—	—	—
Executive Officers:
Wouter M. (Erwin) den Dikken(4)(7)	278,509	*	94,824	*	183,685	*
Patrick den Elzen	222,345	*	75,703	*	146,642	*
Soeren E. Ferré	257,385	*	87,632	*	169,753	*
Nicolas Finazzo	1,898,197	2.2%	733,695	0.9%	1,164,502	1.4%
Keith A. Helming(4)(7)	297,654	*	101,344	*	196,310	*
Aengus Kelly(4)(7)	488,832	*	166,434	*	322,398	*
Heinrich H. Loechteken	1,841,523	2.2%	626,991	0.7%	1,214,532	1.4%
Anil Mehta	121,243	*	41,279	*	79,964	*
Robert B. Nichols	1,898,197	2.2%	733,695	0.9%	1,164,502	1.4%
Cole T. Reese	321,763	*	109,552	*	212,211	*
Reynoud K. Simonis	168,660	*	57,424	*	111,236	*
All our directors and executive officers as a group (21 persons)(8)	9,854,730	11.6%	3,288,778	4.0%	6,565,952	7.7%
Oliver Brown IV(9)	273,048	*	92,965	*	180,083	*

*
Less than 1.0%.

(1)
Except with respect to the selling shareholders, all shareholdings reflected in the table above reflect indirect beneficial ownership of AerCap Holdings N.V. held through ownership of common shares of the Bermuda Parents, including common shares pursuant to vested options. No options to purchase common shares of the Bermuda Parents will automatically vest on or within 60 days of the closing of this offering. Prior to this offering, the Bermuda Parents indirectly owned 69.3% of our ordinary shares. See "Use of Proceeds". For the purposes of this table, we have assumed that the overallotment option is not exercised by the underwriters.

(2)
The selling shareholders are wholly owned by the Bermuda Parents and are our only shareholders selling ordinary shares in the offering. The ordinary shares held by the selling shareholders have the same rights as all other ordinary shares.

(3)
Cerberus beneficially owns 82.8% of the common shares of the Bermuda Parents. All of these shares have the same rights as the other shares of the applicable class issued by the Bermuda Parents other than certain rights under a shareholders agreement. Stephen Feinberg exercises sole voting and investment authority over all of the Bermuda Parents' securities owned by Cerberus. Thus, pursuant to Rule 13d-3 under the Exchange Act, Stephen Feinberg is deemed to beneficially own 82.8% of the common shares of the Bermuda Parents. The address for Mr. Feinberg is c/o Cerberus Capital Management, L.P., 299 Park Avenue, New York, New York 10171.

(4)
Includes vested options to purchase common shares of the Bermuda Parents representing the following number of our ordinary shares, on a fully diluted basis, Mr. Bolger 42,225 shares, Mr. Chapman 84,193 shares, Mr. den Dikken 32,537 shares, Mr. Heinemann 1,409,926 shares, Mr. Helming 294,675 shares, Mr. Kelly 65,074 shares, Mr. Korteweg 84,449 shares, Mr. Jonkhart 42,225 shares and Mr. Simonis 130,147 shares. No options will vest within 60 days of the closing of this offering.

(5)
Mssrs. Ingersoll and Warden are each a Managing Director of Cerberus Capital Management, L.P. and Mssrs. Strong and Teitelbaum are Managing Directors of affiliates of Cerberus Capital Management, L.P.

(6)
Mr. Heinemann is both a member of our Board of Directors and our Chief Executive Officer.

(7)
Does not include options to purchase shares of the Bermuda Parents held by Mr. den Dikken, Mr. Kelly and Mr. Helming representing 48,805 shares, 97,610 shares, and 443,359 shares, respectively, of our ordinary shares that vest more than 60 days after the closing of this offering or upon the satisfaction of certain performance criteria.

(8)
The address for all our officers and directors is c/o AerCap Holdings N.V., Evert van de Beekstraat 312, 1118 CX Schiphol Airport, The Netherlands.

(9)
At the time of the common share grant, Mr. Brown was a consultant and not an AerCap employee. Subsequent to the grant, Mr. Brown became an employee of Cerberus. Mr. Brown's address is 228 Lorton Ave., Burlingame, CA 94010.

        Based on the assumed public offering price of $32.25 per ordinary share, the last reported sale price of our ordinary shares on the NYSE on July 9, 2007, after deducting underwriter discounts, commissions and estimated expenses, assuming the underwriters do not exercise their overallotment option and assuming that the proceeds from the offering are used by the Bermuda Parents to proportionately redeem their common shares and vested options (except that (1) Mr. Finazzo and Mr. Nichols will each receive an additional $4.1 million to pay certain costs associated with the common shares they purchased in connection with the AeroTurbine acquisition and (2) Mr. Heinemann, our Chief Executive Officer, has elected to redeem all of his shares, but none of his vested options (resulting in an approximate 38% reduction of redemption proceeds to Mr. Heinemann, and the unused proceeds are being used to redeem pro rata additional shares and/or options owned by the other common share and option holders) funds and accounts affiliated with Cerberus would receive $511.5 million and certain members of our senior management and of our Board of Directors would receive $100.0 million from the proceeds of this offering (Mr. den Dikken: $2.9 million, Mr. den Elzen: $2.3 million, Mr. Ferré: $2.7 million, Mr. Finazzo: $22.6 million, Mr. Heinemann: $11.6 million, Mr. Kelly: $5.1 million, Mr. Loechteken: $19.3 million, Mr. Mehta: $1.3 million, Mr. Nichols: $22.6 million, Mr. Reese: $3.4 million, Mr. Simonis: $1.8 million, Mr. Helming: $2.4 million, Mr. Korteweg: $0.7 million, Mr. Chapman: $0.7 million, Mr. Jonkhart: $0.3 million and Mr. Bolger: $0.3 million). Based on the public offering price of $32.25 per ordinary share, the last reported sale price of our ordinary shares on the NYSE on July 9, 2007 after deducting underwriter discounts, commissions and estimated expenses, assuming that the underwriters exercise their overallotment option and that the proceeds from the offering are by the Bermuda Parents to proportionately redeem their common shares and vested options (except that (1) Mr. Finazzo and

Mr. Nichols will each receive an additional $4.1 million to pay certain costs associated with the common shares they purchased in connection with the AeroTurbine acquisition and (2) Mr. Heinemann, our Chief Executive Officer, has elected to redeem all of his shares, but none of his vested options (resulting in an approximate 46% reduction of redemption proceeds to Mr. Heinemann and the unused proceeds are being used to redeem additional common shares and/or options owned by the other share and option holders) funds and accounts affiliated with Cerberus would receive $591.4 million and certain members of our senior management and of our Board of Directors would receive $112.5 million from the proceeds of this offering (Mr. den Dikken: $3.4 million, Mr. den Elzen: $2.7 million, Mr. Ferré: $3.1 million, Mr. Finazzo: $25.5 million, Mr. Heinemann: $11.6 million, Mr. Kelly: $5.9 million, Mr. Loechteken: $22.3 million, Mr. Mehta: $1.5 million, Mr. Nichols: $25.5 million, Mr. Reese: $3.9 million, Mr. Simonis: $2.0 million, Mr. Helming: $2.8 million, Mr. Korteweg: $0.8 million, Mr. Chapman: $0.8 million, Mr. Jonkhart: $0.4 million and Mr. Bolger: $0.4 million).

        As of March 31, 2007, none of our ordinary shares were held by record holders in The Netherlands.

DESCRIPTION OF ORDINARY SHARES

        Set out below is a summary description of our ordinary shares and related material provisions of our articles of association and of Book 2 of The Netherlands Civil Code (Boek 2 van het Burgerlijk Wetboek), which governs the rights of holders of our ordinary shares.

Ordinary Share Capital

        As of March 31, 2007, we had 200.0 million authorized ordinary shares, par value €1.00 per share, of which 85,036,957 were issued and outstanding.

        Pursuant to our articles of association, our ordinary shares may only be held in registered form. All of our ordinary shares are registered in a register kept by us or on our behalf by our transfer agent. Transfer of registered shares requires a written deed of transfer and the acknowledgment by the Company. Our ordinary shares are freely transferable.

Issuance of Ordinary Shares

        A general meeting of shareholders can approve the issuance of ordinary shares or rights to subscribe for ordinary shares, but only in response to a proposal for such issuance submitted by the Board of Directors specifying the price and further terms and conditions. In the alternative, the shareholders may designate to our Board of Directors' authority to approve the issuance and price of issue of ordinary shares. The delegation may be for any period of up to five years and must specify the maximum number of ordinary shares that may be issued.

        Prior to this offering, pursuant to our articles of association, our shareholders delegated to our Board of Directors for a period of five years, the power to issue and/or grant rights to subscribe for ordinary shares up to the maximum amount of our authorized share capital which, as of the date of this prospectus was 200.0 million ordinary shares.

Preemptive Rights

        Unless limited or excluded by our shareholders or Board of Directors as described below, holders of ordinary shares have a pro rata preemptive right to subscribe for any ordinary shares that we issue, except for ordinary shares issued for non-cash consideration or ordinary shares issued to our employees.

        Shareholders may limit or exclude preemptive rights. Shareholders may also delegate the power to limit or exclude preemptive rights to our Board of Directors with respect to ordinary shares, the issuance of which has been authorized by our shareholders. Prior to this offering, pursuant to our articles of association, the power to limit or exclude preemptive rights has been delegated to our Board of Directors for a period of five years.

Repurchase of Our Ordinary Shares

        We may acquire our ordinary shares, subject to certain provisions of the laws of The Netherlands and of our articles of association, if the following conditions are met:

  •
  a general meeting of shareholders has authorized our Board of Directors to acquire the ordinary shares, which authorization may be valid for no more than 18 months;

  •
  our equity, after deduction of the price of acquisition, is not less than the sum of the paid-in and called-up portion of the share capital and the reserves that the laws of The Netherlands or our articles of association require us to maintain; and

  •
  we would not hold after such purchase, or hold as pledgee, ordinary shares with an aggregate par value exceeding one-tenth of our issued share capital.

        Our ordinary shares have no mandatory redemption or sinking fund provisions.

Capital Reduction; Cancellation

        Shareholders may reduce our issued share capital either by cancelling ordinary shares held in treasury or by amending our articles of association to reduce the par value of the ordinary shares. A resolution to reduce our capital requires the approval of at least an absolute majority of the votes cast and, if less than one half of the share capital is represented at a meeting at which a vote is taken, the approval of at least two-thirds of the votes cast.

        A partial repayment of ordinary shares under the laws of The Netherlands is only allowed upon the adoption of a resolution to reduce the par value of the ordinary shares. The repayment must be made pro rata on all ordinary shares. The pro rata requirement may be waived with the consent of all affected shareholders. In some circumstances, our creditors may be able to prevent a resolution to reduce our share capital from taking effect.

Remuneration of Our Board of Directors

        The general policy for the remuneration of our Board of Directors will be determined by a general shareholders meeting. The remuneration of directors will be set by our Board of Directors in accordance with our remuneration policy and the recommendation of the Nomination and Compensation Committee. With regard to arrangements concerning remuneration in the form of ordinary shares or share options, the Board of Directors must submit a proposal to the shareholders for approval. This proposal must, at a minimum, state the number of ordinary shares or share options that may be granted to directors and the criteria that apply to the granting of the ordinary shares or share options or the alteration of such arrangements.

General Meetings of Shareholders

        At least one general meeting of shareholders must be held every year. The rights of shareholders may only be changed by amending our articles of association. A resolution to amend our articles of association is valid if the Board of Directors makes a proposal amending the articles of association and such proposal is adopted by a simple majority of votes cast.

        The following resolutions require a two thirds majority vote if less than half of the issued share capital is present or represented at the general meeting of shareholders:

  •
  capital reduction;

  •
  exclusion or restriction of pre emptive rights, or designation of the Board of Directors as the authorized corporate body for this purpose;

  •
  merger or demerger.

        If a proposal to amend the articles of association will be considered at the meeting, we will make available a copy of that proposal, in which the proposed amendments will be stated verbatim.

        An agreement of the Company to enter into a (i) statutory merger whereby the Company is the acquiring entity, or (ii) a legal demerger, with certain limited exceptions, must be approved by the shareholders.

Extraordinary Meetings of Shareholders

        Extraordinary meetings of shareholders may be called for any purpose by the Board of Directors and must be called by the Board of Directors if one or more shareholders representing at least one-tenth of our ordinary shares so requests or if ordered by a court. Any shareholder request must include a summary in writing of the items to be addressed at the extraordinary meeting. Extraordinary meetings may be called in the same way as general meetings.

Voting Rights

        Each ordinary share represents the right to cast one vote at a general meeting of shareholders. All resolutions must be passed with an absolute majority of the votes validly cast except as set forth above. We are not allowed to exercise voting rights for ordinary shares we hold directly or indirectly.

        Any major change in the identity or character of the Company or its business must be approved by our shareholders, including:

  •
  the sale or transfer of substantially all our business or assets;

  •
  the commencement or termination of certain major joint ventures and our participation as a general partner with full liability in a limited partnership (commanditaire vennootschap) or general partnership (vennootschap onder firma); and

  •
  the acquisition or disposal by us of a participating interest in a company's share capital, the value of which amounts to at least one third of the value of our assets.

Adoption of Annual Accounts and Discharge of Management Liability

        Each year, our Board of Directors must prepare annual accounts within five months after the end of our financial year, unless the shareholders have approved an extension of this period for up to six additional months due to certain special circumstances recognized as such under the laws of The Netherlands. The annual accounts must be made available for inspection by shareholders at our offices within the same period. The annual accounts must be accompanied by an auditor's certificate, an annual report and certain other mandatory information. The shareholders shall appoint an accountant as referred to in Article 393 of Book 2 of The Netherlands Civil Code, to audit the annual accounts. The annual accounts are adopted by our shareholders.

        The adoption of the annual accounts by our shareholders does not release the members of our Board of Directors from liability for acts reflected in those documents. Any such release from liability requires a separate shareholders' resolution.

Dividends

        Dividends may in principle only be paid out of profit as shown in the adopted annual accounts. We will only have power to make distributions to shareholders and other persons entitled to distributable profits to the extent our equity exceeds the sum of the paid and called up portion of the ordinary share capital and the reserves that must be maintained in accordance with provisions of the laws of The Netherlands or our articles of association. The profits must first be used to set up and maintain reserves required by law and must then be set off against certain financial losses. We may not make any distribution of profits on ordinary shares that we hold. Our Board of Directors determines whether and how much of the remaining profit they will reserve, the manner and date of such distribution and notifies shareholders.

        All calculations to determine the amounts available for dividends will be based on our annual accounts, which may be different from our consolidated financial statements, such as those included in this prospectus. Our statutory accounts have to date been prepared, and will continue to be prepared, under Netherlands GAAP and are deposited with the Commercial Register in Amsterdam, The Netherlands. Our net income for the 12 months ended December 31, 2006 and our equity as of December 31, 2006 as set forth in our annual accounts were $106.9 million and $748.8 million, respectively. We are dependent on dividends or other advances from our operating subsidiaries to fund any dividends we may pay on our ordinary shares.

Liquidation Rights

        If we are dissolved or wound up, the assets remaining after payment of our liabilities will be first applied to pay back the amounts paid up on the ordinary shares. Any remaining assets will be distributed among our shareholders, in proportion to the par value of their shareholdings. All distributions referred to in this paragraph shall be made in accordance with the relevant provisions of the laws of The Netherlands.

Limitations on Non-Residents and Exchange Controls

        There are no limits under the laws of The Netherlands or in our articles of association on non-residents of The Netherlands holding or voting our ordinary shares. Currently, there are no exchange controls under the laws of The Netherlands on the conduct of our operations or affecting the remittance of dividends.

Disclosure of Insider Transactions

        Members of our Board of Directors and other insiders within the meaning of Section 5:60 of the Netherlands Financial Supervision Act (Wet op het Financieel toezicht) must report to The Netherlands Authority for the Financial Markets if they carry out or cause to be carried out, for their own account, a transaction in our ordinary shares or in securities whose value is at least in part determined by the value of our ordinary shares.

Netherlands Squeeze-out Proceedings

        If a person or a company or two or more group companies within the meaning of Article 2:24b of The Netherlands Civil Code acting in concert holds in total 95% of a Netherlands public limited liability company's issued share capital by par value for their own account, the laws of The Netherlands permit that person or company or those group companies acting in concert to acquire the remaining ordinary shares in the company by initiating squeeze out proceedings against the holders of the remaining shares. The price to be paid for such shares will be determined by the Enterprise Chamber of the Amsterdam Court of Appeal.

Choice of Law and Exclusive Jurisdiction

        Under our articles of association, to the extent allowed by law, the rights and obligations among or between us, any of our current or former directors, officers and employees and any current or former shareholder shall be governed exclusively by the laws of The Netherlands, unless such rights or obligations do not relate to or arise out of the capacities above. Any lawsuit or other legal proceeding by and between those persons relating to or arising out of their capacities listed above shall be exclusively submitted to the courts of The Netherlands. All of our current and former directors and officers must agree in connection with any such lawsuit or other legal proceeding to submit to the exclusive jurisdiction of The Netherlands courts, waive objections to such lawsuit or other legal proceeding being brought in such courts, agree that a judgment in any such legal action brought in The Netherlands courts is binding upon them and may be enforced in any other jurisdiction, and elect domicile at our offices in Amsterdam, The Netherlands for the service of any document relating to such lawsuit of other legal proceedings.

Registrar and Transfer Agent

        A register of holders of the ordinary shares will be maintained by American Stock Transfer & Trust Company in the United States who will also serve as the transfer agent. The telephone number of American Stock Transfer & Trust Company is 1 800 937 5449.

CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS

Related Party Transactions

        The following is a summary of material provisions of various transactions we have entered into with our executive officers, directors or 5% or greater shareholders and their affiliates since January 1, 2004. We believe the terms and conditions in these agreements are reasonable and customary for transactions of this type.

  Related Party Transactions with Current Affiliates

        AerCo is an aircraft securitization vehicle from which we hold all of the most junior class of subordinated notes and some notes immediately senior to those junior notes. We do not recognize value for the AerCo notes which we still hold on our consolidated balance sheets. Through March 2003 we consolidated AerCo, but we deconsolidated the vehicle in accordance with FIN 46 at that time. Subsequent to the deconsolidation of AerCo, we have received interest from AerCo on its D note investment of $8.5 million, $1.7 million, $0.8 million, $1.7 million and $0.4 million for the year ended December 31, 2004, the six months ended June 30, 2005, the period from June 27, 2005 to December 31, 2005, for the year ended December 31, 2006 and the three months ended March 31, 2007, respectively. In addition, we provide a variety of management services to AerCo for which we received fees of $5.4 million, $2.4 million, $2.4 million, $5.2 million and $1.1 million for the year ended December 31, 2004, the six months ended June 30, 2005, the period from June 27, 2005 to December 31, 2005, the year ended December 31, 2006 and the three months ended March 31, 2007, respectively.

        We have made payments to Cerberus and third parties on behalf of Cerberus totaling approximately $1.2 million since the 2005 Acquisition through March 31, 2007. The payments to Cerberus represent reimbursement of consulting fees paid by Cerberus to individuals who have assisted us in the evaluation of portfolio or company purchases, including our AeroTurbine Acquisition. In addition, this amount also includes approximately $0.2 million of reimbursements for consulting services incurred by Cerberus in connection with Cerberus's evaluation of the 2005 Acquisition. We are currently establishing agreements directly with the consultants who we expect to retain for similar services instead of working with them through Cerberus. If we accept services from individuals employed by or contracted through Cerberus in the future, we expect these arrangements to reflect arms' length negotiations that will not be more favorable than the terms we could negotiate with an independent party. Payments to third parties on behalf of Cerberus consist of payments to advisors engaged by Cerberus in connection with the 2005 Acquisition.

        We lease two A320-200 aircraft to Air Canada. Both leases expire in 2014. Cerberus indirectly controls 11% of the equity of Air Canada and has a majority equity interest in AerCap Holdings N.V.

        In February 2006, we entered into a guarantee arrangement with DvB Bank AG and Aozora Bank Limited, an entity that is majority-owned by Cerberus. In addition, Pieter Korteweg, the Chairman of our Board of Directors, and Marius Jacques Leonard Jonkhart, a non-executive director, are also on the board of directors of Aozora Bank. The guarantee supports certain of our obligations to a Japanese operating lessor of up to $13.8 million in connection with a JOL financing. The Japanese operating lessor required the guarantee as additional credit support following the 2005 Acquisition. We leased the A320 aircraft from the Japanese operating lessor under a lease and then subleased the aircraft to an aircraft operator. In the event we fail to make certain payments related to JOL financing, DvB Bank will make the payment on our behalf but will be reimbursed by Aozora Bank for any payments made. We have agreed to indemnify Aozora Bank for any payments it makes under the guarantee arrangement. The guarantee expires in February 2008. Under the terms of the guarantee arrangement, we are required to provide cash collateral to Aozora Bank if we breach certain financial covenants. Currently we are not in breach of any of these covenants and have not provided any cash collateral. In connection with the guarantee arrangement, we pay Aozora Bank a guarantee fee of 4.1% per annum of the amount guaranteed and have provided Aozora Bank with a second priority share pledge over the shares of the entity that entered into the financing from the Japanese operating lessor.

        In April 2006, we entered into a senior secured revolving credit facility in the aggregate amount of up to $1.0 billion with UBS Real Estate Securities Inc., UBS Securities LLC, Deutsche Bank Trust Company Americas and certain other financial institutions. In May 2007, we amended and restructured the terms of the revolving credit facility. Aozora Bank is a syndicate member under the facility and participated in up to $50.0 million of the Class A loans and up to $25.0 million of the Class B loans issued thereunder, representing 7.0% of the Class A loans and 13.9% of the Class B loans. As of March 31, 2007, we had drawn and there remained outstanding $283.8 million of the class A loans and $53.6 million of the class B loans. In connection with the refinancing of Aircraft Lease Securitisation, we repaid $301.6 million and $64.0 million of the class A and class B loans, respectively.

        We lease our office and warehouse located in Miami, Florida from an entity owned by the Chief Executive Officer and Chief Operating Officer of AeroTurbine. The lease for this facility expires on December 31, 2013. The lease was amended in March 2006 to adjust the rent to current market rates commencing on January 2007.

        In 2004, we entered into leases for six A320 aircraft with WizzAir Hungary Limited. As part of a subsequent restructuring of amounts outstanding, WizzAir agreed to issue us shares of their equity representing 17.4% of their equity as of November 2004. In 2005, we agreed with WizzAir's other shareholders and creditors to enter into a Shareholders' and Noteholders' Agreement under which we agreed to convert trade receivables into an unsecured, non-amortizing €7.8 million note, convertible into approximately 26% of WizzAir's outstanding shares on a fully diluted basis as of February 2005). Under the terms of the Shareholders' and Noteholders' Agreement we were able to appoint a director of WizzAir between February 2005 and June 2005. The convertible notes were carried on our balance sheet at December 31, 2005 at $1.8 million. We sold all of our WizzAir convertible notes in September 2006.

        In January 2007, we entered into a letter of intent for the sale of two A320 aircraft to our joint venture, AerDragon. In February 2007, one of the aircraft that was subject to a lease to Juneyao Airlines was sold to AerDragon. The sale of the second A320, which is subject to a lease to Bangkok Airlines is expected to be finalized in July 2007. The sale prices for these aircraft reflect arms'-length negotiations that are not more favorable than the terms that we would be able to achieve from an independent third party.

        From time to time, we negotiate aircraft and engine purchase and sale transactions with affiliates of Cerberus, and may enter into such transactions in the future. We expect the terms and conditions of such transactions to be reasonable and customary for the type of transaction.

ORDINARY SHARES ELIGIBLE FOR FUTURE SALE

General

        Upon completion of this offering, we will have 85,036,957 ordinary shares issued and outstanding. All of the ordinary shares sold in this offering will be freely tradable without restriction or further registration under the Securities Act unless such ordinary shares are purchased by "affiliates" as that term is defined in Rule 144 under the Securities Act. Subject to certain contractual restrictions, holders of restricted ordinary shares will be entitled to sell those ordinary shares in the public securities markets if they qualify for an exemption from registration under Rule 144 or any other applicable exemption under the Securities Act. Subject to the lock-up agreements described below and the provisions of Rules 144 and 144(k), additional ordinary shares will be available for sale as set forth below.

Lock-Up Agreements

  Lock Up with the Underwriters

        We and our executive officers, directors and shareholders have agreed with the underwriters, subject to certain exceptions, not to (i) offer, pledge, announce the intention to sell, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase or otherwise transfer, dispose of or hedge, directly or indirectly, our ordinary shares (including, without limitation, ordinary shares which may be deemed to be beneficially owned by such executive officers, directors, shareholders and participants in accordance with the rules and regulations of the SEC and securities which may be issued upon exercise of a share option or warrant) or any securities convertible into or exercisable or exchangeable for our ordinary shares or (ii) enter into any swap or other agreement that transfers, in whole or in part, any of the economic consequences of ownership of our ordinary shares, whether any such transaction described in clause (i) or (ii) above is to be settled by delivery of ordinary shares or such other securities, in cash or otherwise during the period from the date of this prospectus continuing through the date 90 days after the date of this prospectus, except with the prior written consent of the representatives.

        The 90-day restricted period described in the preceding paragraph will be automatically extended if (i) during the last 17 days of the 90-day restricted period we issue an earnings release or announce material news or a material event relating to us occurs or (ii) prior to the expiration of the 90-day restricted period, we announce that we will release earnings results during the 16-day period beginning on the last day of the 90-day restricted period, in which case the restrictions described in the preceding paragraph will continue to apply until the expiration of the 18-day period beginning on the issuance of the earnings release or the announcement of the material news or material event.

  Management Lock-Up Agreements with Cerberus

        In connection with our initial public offering in November 2006, the members of our management and board of directors who have received shares or options to purchase shares of the Bermuda Parents under the Bermuda Parents Equity incentive plan agreed with Cerberus not to offer, sell, contract to sell, pledge, grant any option to purchase, make any short sale or otherwise dispose of any of our ordinary shares directly held by them or indirectly held through the Bermuda Parents. Subject to certain exceptions, the lock-up is for a period of two years from November 27, 2006. The lock-up restrictions operate to prevent the members of our senior management and directors from actively trading in our shares. As shareholders in the Bermuda Parents, certain members of our senior management and of our board of directors receive proceeds from the Bermuda Parents in connection with the indirect sales of our shares by the Bermuda Parents either through dividends, distributions or the redemption or repurchase of a portion of their shares and/or options in the Bermuda Parents. In addition, certain members of our senior management and of our Board of Directors and an employee of Cerberus who hold common shares of the Bermuda Parents have the right, beginning November 27, 2008 and ending on November 27, 2011, to exchange Bermuda Parents common shares for our ordinary shares held by the selling shareholders in amounts representing their indirect interest in us held through the Bermuda Parents. To assist our management and directors in the resale of our ordinary shares held by them upon exchange, we have agreed to file a registration statement and use commercially reasonable efforts to keep the registration statement continuously effective to ensure that it is available for resales of our ordinary shares held by our management and directors.

Rule 144

        In general, Rule 144 of the Securities Act, as currently in effect, provides that a person may sell within any three month period a number of ordinary shares that does not exceed the greater of:

  •
  1% of the total number of ordinary shares then issued and outstanding, which will equal 0.9 million ordinary shares immediately after this offering; or

  •
  the average weekly trading volume of the ordinary shares on the New York Stock Exchange during the four calendar weeks preceding the filing of notice on Form 144 with respect to the sale subject to a requirement that any "restricted" ordinary shares have been beneficially owned for at least one year, including the holding period of any prior owner who was not an affiliate.

        Sales under Rule 144 are also subject to manner of sale provisions and notice requirements and to the availability of current public information about us. An "affiliate" is a person that directly, or indirectly through one or more intermediaries, controls or is controlled by, or is under common control with an issuer.

Rule 144(k)

        Under Rule 144(k), a person (or persons whose ordinary shares are aggregated) who is not deemed to have been our affiliate at any time during the three months preceding a sale, and who has beneficially owned the ordinary shares proposed to be sold for at least two years (including the holding period of any prior owner other than an affiliate), is entitled to sell these ordinary shares under Rule 144(k) without complying with the manner of sale, public information, volume limitation or notice provisions of Rule 144.

TAX CONSIDERATIONS

Netherlands Tax Considerations

        The following is a summary of Netherlands tax consequences of the holding and disposal of ordinary shares. This summary does not purport to describe all possible tax considerations or consequences that may be relevant to a holder or prospective holder of ordinary shares. Holders should consult with their tax advisors with regards to the tax consequences of investing in the ordinary shares in their particular circumstances. The discussion below is included for general information purposes only.

        Please note that this summary does not describe the tax considerations for holders of ordinary shares if such holders, and in the case of individuals, his/her partner or certain of their relatives by blood or marriage in the direct line (including foster children), have a substantial interest or deemed substantial interest in us as defined in The Netherlands Income Tax Act 2001. Generally speaking, a holder of securities in a company is considered to hold a substantial interest in such company, if such holder alone or, in the case of individuals, together with his/her partner (statutorily defined term), directly or indirectly, holds (i) an interest of 5% or more of the total issued and outstanding capital of that company or of 5% or more of the issued and outstanding capital of a certain class of shares of that company; or (ii) holds rights to acquire, directly or indirectly, such interest; or (iii) holds certain profit sharing rights in that company that relate to 5% or more of the company's annual profits and/or to 5% or more of the company's liquidation proceeds. A deemed substantial interest arises if a substantial interest (or part thereof) in a company has been disposed of, or is deemed to have been disposed of, on a non-recognition basis. Furthermore, this summary does not describe the tax considerations for holders of ordinary shares if the holder has an interest in us that qualifies as a "participation" for the purposes of The Netherlands corporate Income Tax Act 1969.

        Except as otherwise indicated, this summary only addresses Netherlands national tax legislation and regulations, as in effect on the date hereof and as interpreted in published case law on the date hereof and is subject to change after such date, including changes that could have retroactive effect.

  Withholding Tax

        Dividends distributed by us generally are subject to Netherlands dividend withholding tax at a rate of 25%. The expression "dividends distributed" includes, among others:

  •
  distributions in cash or in kind;

  •
  liquidation proceeds, proceeds of redemption of ordinary shares, or proceeds of the repurchase of ordinary shares by us or one of our subsidiaries or other affiliated entities to the extent such proceeds exceed the average paid-in capital of those ordinary shares as recognized for the purposes of Netherlands dividend withholding tax;

  •
  an amount equal to the par value of ordinary shares issued or an increase of the par value of ordinary shares, as the case may be, to the extent that it does not appear that a contribution, recognized for the purposes of Netherlands dividend withholding tax, has been made or will be made; and

  •
  partial repayment of the paid-in capital, recognized for the purposes of Netherlands dividend withholding tax, if and to the extent that we have net profits ("zuivere winst"), unless the general meeting of our shareholders has resolved in advance to make such repayment and the par value of the ordinary shares concerned has been reduced by an equal amount by way of an amendment of our articles of association.

        If a holder of ordinary shares is resident in a country other than The Netherlands and if a double taxation convention is in effect between The Netherlands and that country, such holder of ordinary shares may, depending on the terms of that double taxation convention, be eligible for a full or partial exemption from, or refund of, Netherlands dividend withholding tax.

        A recipient of a dividend that is a company, a qualifying tax-exempt pension trust or a qualifying tax-exempt organization that satisfies the conditions of the Convention between Netherlands and the United States for the avoidance of double taxation of December 18, 1992 may be entitled to a reduced rate of dividend withholding tax. These conditions include but are not limited to being a resident of the United States for the purposes of the Convention, being the beneficial owner of such dividend and being qualified under Article 26 of the Convention (the "Limitations on Benefits Article"). To claim any reduced rate under the above Convention (reduction and refund procedure), the recipient must file a request with the Netherlands tax authorities for which no specific form is available. Qualifying tax-exempt pension trusts must file form IB 906 USA for the application of relief at source from or refund of dividend withholding tax. Qualifying tax-exempt rganizations are not entitled to claim tax treaty benefits at source, and instead must file claims for refund by filing form IB 95 USA.

        Individuals and corporate legal entities who are resident or deemed to be resident in The Netherlands for Netherlands tax purposes ("Netherlands resident individuals" and "Netherlands resident entities" as the case may be), including individuals who have made an election for the application of the rules of The Netherlands Income Tax Act 2001 as they apply to residents of The Netherlands, can generally credit The Netherlands dividend withholding tax against their income tax or corporate income tax liability. The same generally applies to holders of ordinary shares that are neither resident nor deemed to be resident of The Netherlands if the ordinary shares are attributable to a Netherlands permanent establishment of such non-resident holder.

        Pursuant to legislation to counteract "dividend stripping", a reduction, exemption, credit or refund of Netherlands dividend withholding tax is denied if the recipient of the dividend is not the beneficial owner. This legislation generally targets situations in which a shareholder retains its economic interest in shares but reduces the withholding tax cost on dividends by a transaction with another party. For application of these rules it is not a requirement that the recipient of the dividends is aware that a dividend stripping transaction took place. The Netherlands state Secretary of Finance takes the position that the definition of beneficial ownership introduced by this legislation will also be applied in the context of a double taxation convention.

  Taxes on Income and Capital Gains

        Non-residents of The Netherlands. A holder of ordinary shares will not be subject to Netherlands taxes on income or on capital gains in respect of any payment under the ordinary shares or any gain realised on the disposal or deemed disposal of the ordinary shares, provided that:

  (i)
  such holder is neither a resident nor deemed to be resident in The Netherlands for Netherlands tax purposes and, if such holder is an individual, such holder has not made an election for the application of the rules of The Netherlands Income Tax Act 2001 as they apply to residents of The Netherlands;

  (ii)
  such holder does not have an interest in an enterprise or a deemed enterprise which, in whole or in part, is either effectively managed in The Netherlands or is carried on through a permanent establishment, a deemed permanent establishment (statutorily defined term) or a permanent representative in The Netherlands and to which enterprise or part of an enterprise the ordinary shares are attributable; and

  (iii)
  in the event such holder is an individual, such holder does not carry out any activities in The Netherlands with respect to the ordinary shares that exceed ordinary active asset management ("normaal vermogensbeheer") and does not derive benefits from the ordinary shares that are (otherwise) taxable as benefits from other activities in The Netherlands ("resultaat uit overige werkzaamheden").

        Netherlands resident individuals.    If a holder of ordinary shares is a Netherlands resident individual (including the non-resident individual holder who has made an election for the application of the rules of The Netherlands Income Tax Act 2001 as they apply to residents of The Netherlands), any benefit derived or deemed to be derived from the ordinary shares is taxable at the progressive income tax rates (with a maximum of 52%), if:

  (a)
  the ordinary shares are attributable to an enterprise from which The Netherlands resident individual derives a share of the profit, whether as an entrepreneur or as a person who has a co-entitlement to the net worth of such enterprise, without being an entrepreneur or a shareholder, as defined in The Netherlands Income Tax Act 2001; or

  (b)
  the holder of the ordinary shares is considered to perform activities with respect to the ordinary shares that go beyond ordinary active asset management ("normaal vermogensbeheer") or derives benefits from the ordinary shares that are (otherwise) taxable as benefits from other activities ("resultaat uit overige werkzaamheden").

        If the above mentioned conditions (a) and (b) do not apply to an individual holder of ordinary shares, the ordinary shares are recognized as investment assets and included as such in such holder's net investment asset base ("rendementsgrondslag"). Such holder will be taxed annually on a deemed income of 4% of the aggregate amount of his or her net investment assets for the year at an income tax rate of 30%. The aggregate amount of the net investment assets for the year is the average of the fair market value of the investment assets less the allowable liabilities at the beginning of that year and the fair market value of the investment assets less the allowable liabilities at the end of that year. A tax free allowance may be available. Actual benefits derived from the ordinary shares are as such not subject to Netherlands income tax.

        Netherlands resident entities.    Any benefit derived or deemed to be derived from the ordinary shares held by Netherlands resident entities, including any capital gains realised on the disposal thereof, will generally be subject to Netherlands corporate income tax at a rate of 25.5% (a corporate income tax rate of 20.0% applies with respect to taxable profits up to €25,000 and 23.5% over the following €35,000, the first two brackets for 2007).

        A Netherlands qualifying pension fund is, in principle, not subject to Netherlands corporate income tax. A qualifying Netherlands resident investment fund ("fiscale beleggingsinstelling") is subject to Netherlands corporate income tax at a special rate of 0%.

  Gift, Estate and Inheritance Taxes

        Non-residents of The Netherlands. No Netherlands gift, estate or inheritance taxes will arise on the transfer of the ordinary shares by way of a gift by, or on the death of, a holder of ordinary shares who is neither resident nor deemed to be resident in The Netherlands, unless:

  (i)
  such holder at the time of the gift has or at the time of his /her death had an enterprise or an interest in an enterprise that, in whole or in part, is or was either effectively managed in The Netherlands or carried out through a permanent establishment or a permanent representative in The Netherlands and to which enterprise or part of an enterprise the ordinary shares are or were attributable; or

  (ii)
  in the case of a gift of the ordinary shares by an individual who at the time of the gift was neither resident nor deemed to be resident in The Netherlands, such individual dies within 180 days after the date of the gift, while being resident or deemed to be resident in The Netherlands.

        Residents of The Netherlands.    Gift, estate and inheritance taxes will arise in The Netherlands with respect to a transfer of the ordinary shares by way of a gift by, or, on the death of, a holder of ordinary shares who is resident or deemed to be resident in The Netherlands at the time of the gift or his/her death.

        For purposes of Netherlands gift, estate and inheritance taxes, amongst others, a person that holds The Netherlands nationality will be deemed to be resident in The Netherlands if such person has been resident in The Netherlands at any time during the ten years preceding the date of the gift or the death of this person. Additionally, for purposes of Netherlands gift tax, among others, a person not holding the Netherlands nationality will be deemed to be resident in The Netherlands if such person has been resident in The Netherlands at any time during the 12 months preceding the date of the gift. Applicable tax treaties may override deemed residency.

  Other Taxes and Duties

        No Netherlands registration tax, customs duty, stamp duty or any other similar documentary tax or duty will be payable by a holder of ordinary shares in connection with holding the ordinary shares or the disposal of the ordinary shares.

U.S. Tax Considerations

        Subject to the limitations and qualifications stated herein, this discussion sets forth the material U.S. federal income tax consequences of the purchase, ownership and disposition of the ordinary shares. The discussion of the holders' tax consequences addresses only those persons that acquire their ordinary shares in this offering and that hold those ordinary shares as capital assets and does not address the tax consequences to any special class of holder, including without limitation, holders of (directly, indirectly or constructively) 5% or more of the ordinary shares, dealers in securities or currencies, banks, tax-exempt organizations, life insurance companies, financial institutions, broker dealers, regulated investment companies, real estate investment trusts, traders in securities that elect the mark-to-market method of accounting for their securities holdings, persons that hold securities that are a hedge or that are hedged against currency or interest rate risks or that are part of a straddle, conversion or "integrated" transaction, certain U.S. expatriates, partnerships or other entities classified as partnerships for U.S. federal income tax purposes and U.S. Holders whose functional currency for U.S. federal income tax purposes is not the U.S. dollar. This discussion does not address the effect of the U.S. federal alternative minimum tax or any state, local or foreign tax laws on a holder of ordinary shares. The discussion is based on the Internal Revenue Code of 1986, as amended, its legislative history, existing and proposed regulations thereunder, published rulings and court decisions, all as currently in effect and all subject to change at any time, possibly with retroactive effect.

        For purposes of this discussion, a "U.S. Holder" means a beneficial owner of ordinary shares that is for U.S. federal income tax purposes an individual citizen or resident of the U.S.; a U.S. corporation, or other entity taxable as a corporation, created or organized in or under the laws of the United States or any political subdivision thereof; a trust if the trust (i) is subject to the primary supervision of a U.S. court and one or more U.S. persons are able to control all substantial decisions of the trust or (ii) has elected to be treated as a U.S. person; or an estate the income of which is subject to U.S. federal income tax regardless of its source. A "non-U.S. Holder" is a beneficial owner of our ordinary shares that is not a U.S. Holder.

  Cash Dividends and Other Distributions

        Subject to the passive foreign investment company ("PFIC") rules discussed below, a U.S. Holder of ordinary shares generally will be required to treat distributions received with respect to such ordinary shares (including any amounts withheld pursuant to Netherlands tax law) as dividend income to the extent of AerCap's current or accumulated earnings and profits (computed using U.S. federal income tax principles), with the excess treated as a non-taxable return of capital to the extent of the holder's adjusted tax basis in the ordinary shares and, thereafter, as capital gain. Dividends paid to a

U.S. Holder that is a corporation are not eligible for the dividends received deduction available to corporations. Current tax law provides for a maximum 15% U.S. tax rate on the dividend income of an individual U.S. Holder with respect to dividends paid by a domestic corporation or "qualified foreign corporation" if certain holding period requirements are met. A qualified foreign corporation generally includes a foreign corporation (other than a PFIC) if (i) its ordinary shares are readily tradable on an established securities market in the United States or (ii) it is eligible for benefits under a comprehensive U.S. income tax treaty. The ordinary shares are traded on the New York Stock Exchange. As a result, assuming we are not treated as a PFIC, we should be treated as a qualified foreign corporation with respect to dividends paid on our ordinary shares and, therefore, dividends paid to an individual U.S. Holder with respect to ordinary shares for which the requisite holding period is satisfied should be taxed at a maximum federal tax rate of 15%. The maximum 15% federal tax rate is scheduled to expire for taxable years commencing after December 31, 2010.

        Distributions to U.S. Holders of additional ordinary shares or preemptive rights with respect to ordinary shares that are made as part of a pro rata distribution to all of our shareholders generally will not be subject to U.S. federal income tax, but in other circumstances may constitute a taxable dividend.

        Distributions paid in a currency other than U.S. dollars will be included in a U.S. Holder's gross income in a U.S. dollar amount based on the spot exchange rate in effect on the date of actual or constructive receipt whether or not the payment is converted into U.S. dollars at that time. The U.S. Holder will have a tax basis in such currency equal to such U.S. dollar amount, and any gain or loss recognized upon a subsequent sale or conversion of the foreign currency for a different U.S. dollar amount will be U.S. source ordinary income or loss. If the dividend is converted into U.S. dollars on the date of receipt, a U.S. Holder generally should not be required to recognize foreign currency gain or loss in respect of the dividend income.

        Subject to applicable limitations that may vary depending upon the circumstances, foreign taxes withheld from dividends on ordinary shares, to the extent the taxes do not exceed those taxes that would have been withheld had the holder been eligible for and actually claimed the benefits of any reduction in such taxes under applicable law or tax treaty, will be creditable against a U.S. Holder's federal income tax liability. The limitation on foreign taxes eligible for credit is calculated separately with respect to specific classes of income. The rules governing foreign tax credits are complex and, therefore, prospective purchasers of ordinary shares should consult their own tax advisor regarding the availability of foreign tax credits in their particular circumstances. Instead of claiming a credit, a U.S. Holder may, at his election, deduct such otherwise creditable foreign taxes in computing his taxable income, subject to generally applicable limitations under U.S. law.

        A non-U.S. Holder generally will not be subject to U.S. federal income or withholding tax on dividends paid with respect to ordinary shares unless such income is effectively connected with the conduct by the non-U.S. Holder of a trade or business within the United States.

  Sale or Disposition of Ordinary Shares

        A U.S. Holder generally will recognize gain or loss on the taxable sale or exchange of the ordinary shares in an amount equal to the difference between the U.S. dollar amount realized on such sale or exchange (determined in the case of shares sold or exchanged for currencies other than U.S. dollars by reference to the spot exchange rate in effect on the date of the sale or exchange or, if the ordinary shares sold or exchanged are traded on an established securities market and the U.S. Holder is a cash basis taxpayer or an electing accrual basis taxpayer, the spot exchange rate in effect on the settlement date) and the U.S. Holder's adjusted tax basis in the ordinary shares determined in U.S. dollars. The initial tax basis of the ordinary shares to a U.S. Holder will be the U.S. Holder's U.S. dollar purchase price for the shares (determined by reference to the spot exchange rate in effect on the date of the purchase, or if the shares purchased are traded on an established securities market and the U.S. Holder is a cash basis taxpayer or an electing accrual basis taxpayer, the spot exchange rate in effect on the settlement date). Assuming that the Company is not a PFIC and has not been treated as a PFIC during your holding period for our ordinary shares, such gain or loss will be capital gain or loss and will be long-term gain or loss if the ordinary shares have been held for more than one year. With respect to sales occurring in taxable years commencing before January 1, 2011, the maximum long-term capital gain tax rate for an individual U.S. Holder is 15%. For sales beginning in taxable years after December 31, 2010, under current law the long-term capital gain rate for an individual U.S. Holder is 20%. The deductibility of capital losses is subject to limitations. Capital gain or loss, if any, recognized by a U.S. Holder generally will be treated as U.S. source income or loss for U.S. foreign tax credit purposes.

        A non-U.S. Holder of ordinary shares will not be subject to United States income or withholding tax on gain from the sale or other disposition of ordinary shares unless (i) such gain is effectively connected with the conduct of a trade or business within the United States or (ii) the non-U.S. Holder is an individual who is present in the United States for at least 183 days during the taxable year of the disposition and certain other conditions are met.

  Potential Application of Passive Foreign Investment Company Provisions

        We do not believe we will be classified as a PFIC for the current year. In general, a non-U.S. corporation will be classified as a PFIC for U.S. federal income tax purposes in any taxable year in which, after applying certain look-through rules, either (1) at least 75% of its gross income is "passive income" or (2) at least 50% of the average value of its gross assets is attributable to assets that produce "passive income" or are held for the production of "passive income". Passive income for this purpose generally includes dividends, interest, royalties, rents and gains from commodities, foreign currency and securities transactions. Certain exceptions are provided, however, for rental income derived in the active conduct of a business.

        Our belief that we will not be classified as a PFIC for the current taxable year is based on (i) our financial statements and (ii) our current business plans, the value and nature of our assets and the sources and nature of our income. However, the determination as to whether a foreign corporation is a PFIC is a complex determination that is based on all of the relevant facts and circumstances and that depends on the classification of various assets and income under the rules that apply in determining whether a foreign corporation is a PFIC. It is unclear how some of these rules apply to us. Further, this determination must be tested annually and our circumstances may change in any given year. We do not intend to make decisions regarding the purchase and sale of aircraft with the specific purpose of reducing the likelihood of our becoming a PFIC. Accordingly, our business plan may result in our engaging in activities that could cause us to become a PFIC. There can be no assurance that we will not be classified as a PFIC for the current taxable year or any future taxable year.

        If we are or become a PFIC in a taxable year in which we pay a dividend or the prior taxable year, the 15% dividend rate discussed above with respect to dividends paid to non-corporate holders would not apply. If we are a PFIC, subject to the discussion of the qualified electing fund election below, a U.S. Holder of ordinary shares will be subject to additional tax and an interest charge on "excess distributions" received with respect to the ordinary shares or gains realized on the disposition of such ordinary shares. Such a U.S. Holder will have an excess distribution if distributions during any tax year exceed 125% of the average amount received during the three preceding tax years (or, if shorter, the U.S. Holder's holding period). A U.S. Holder may realize gain on an ordinary share not only through a sale or other disposition, but also by pledging the ordinary share as security for a loan or entering into certain constructive disposition transactions. To compute the tax on an excess distribution or any gain, (i) the excess distribution or gain is allocated ratably over the U.S. Holder's holding period, (ii) the amount allocated to the current tax year and amounts allocated to any year before the first year in which we are a PFIC is taxed as ordinary income in the current tax year, and (iii) the amount allocated to each previous tax year (other than any year before the first year in which we are a PFIC) is taxed at the highest applicable marginal rate in effect for that year and an interest charge is imposed to recover the deemed benefit from the deferred payment of the tax. These rules effectively prevent a U.S. Holder from treating the gain realized on the disposition of an ordinary share as capital gain.

        If we are a PFIC and our ordinary shares are "regularly traded" on a "qualified exchange," a U.S. Holder may make a mark-to-market election, which may mitigate the adverse tax consequences resulting from the Company's PFIC status. The ordinary shares will be treated as "regularly traded" in any calendar year during which more than a de minimis quantity of ordinary shares are traded on a qualified exchange on at least 15 days during each calendar quarter. The New York Stock Exchange on which the ordinary shares are expected to be regularly traded is a qualified exchange for U.S. federal income tax purposes.

        If a U.S. Holder makes the mark-to-market election, for each year in which we are a PFIC the holder generally will include as ordinary income the excess, if any, of the fair market value of the ordinary shares at the end of the taxable year over their adjusted basis, and will be permitted an ordinary loss in respect of the excess, if any, of the adjusted basis of the ordinary shares over their fair market value at the end of the taxable year (but only to the extent of the net amount of previously included income as a result of the mark-to-market election). If a U.S. Holder makes the election, his basis in the ordinary shares will be adjusted to reflect any such income or loss amounts. Any gain recognized on the sale or other disposition of ordinary shares, for which the mark-to-market election has been made, will generally be treated as ordinary income.

        Alternatively, if we become a PFIC in any year, a U.S. Holder of ordinary shares may wish to avoid the adverse tax consequences resulting from our PFIC status by making a qualified electing fund ("QEF") election with respect to our ordinary shares in such year. If a U.S. Holder makes a QEF election, the holder will be required to include in gross income in each year that we are a PFIC (i) as ordinary income, its pro rata share of our earnings and profits in excess of net capital gains and (ii) as long-term capital gains, its pro rata share of our net long-term capital gains, in each case, whether or not cash distributions are actually made. The amounts recognized by a U.S. Holder making a QEF election generally are treated as income from sources outside the U.S. If, however, U.S. Holders hold at least half of the ordinary shares, a percentage of our income equal to the proportion of our income that we receive from U.S. sources will be U.S. source income for the U.S. Holders of ordinary shares. Because a U.S. Holder of shares in a PFIC that makes a QEF election is taxed currently on its pro rata share of our income, the amounts recognized will not be subject to tax when they are distributed to the U.S. Holder. An electing U.S. Holder's basis in the ordinary shares will be increased by any amounts included in income currently as described above and decreased by any amounts not subjected to tax at the time of distribution. If we are or become a PFIC, a U.S. Holder would make a QEF election in respect of its ordinary shares by attaching a properly completed IRS Form 8621 in respect of such shares to the holder's timely filed U.S. federal income tax return. For any taxable year that we determine that we are a PFIC, we will (i) provide notice of our status as a PFIC as soon as practicable following such taxable year and (ii) comply with all reporting requirements necessary for U.S. Holders to make QEF elections, including providing to shareholders upon request the information necessary for such an election.

        Although a U.S. Holder normally is not permitted to make a retroactive QEF election, a retroactive election (a "retroactive QEF election") may be made for a taxable year of the U.S. Holder (the "retroactive election year") if the U.S. Holder (i) reasonably believed that, as of the date the QEF election was due, the foreign corporation was not a PFIC for its taxable year that ended during the retroactive election year and (ii) to the extent provided for in applicable Treasury Regulations, filed a protective statement with respect to the foreign corporation, applicable to the retroactive election year, in which the U.S. Holder described the basis for its reasonable belief and extended the period of limitation on the assessment of taxes for all taxable years of the shareholder to which the protective statement applies. If required to be filed to preserve the U.S. Holder's ability to make a retroactive

QEF election, the protective statement must be filed by the due date of the investor's return (including extensions) for the first taxable year to which the statement is to apply. U.S. Holders should consult their own tax advisor regarding the advisability of filing a protective statement.

        As discussed above, if we are a PFIC, a U.S. Holder of ordinary shares that makes a QEF election (including a proper retroactive QEF election) will be required to include in income currently its pro rata share of our earnings and profits whether or not we actually distribute earnings. The use of earnings to fund reserves or pay down debt or to fund other investments could result in a U.S. Holder of ordinary shares recognizing income in excess of amounts it actually receives. In addition, our income from an investment for U.S federal income tax purposes may exceed the amount we actually receive. If we are a PFIC and a U.S. Holder makes a valid QEF election in respect of their ordinary shares, such holder may be able to elect to defer payment, subject to an interest charge for the deferral period, of the tax on income recognized on account of the QEF election. Prospective purchasers of ordinary shares should consult their tax advisors about the advisability of making a QEF election, protective QEF election and deferred payment election.

        Miscellaneous itemized deductions of an individual U.S. person can only be deducted to the extent that all of such person's miscellaneous itemized deductions exceed 2% of their adjusted gross income. In addition, an individual's miscellaneous itemized deductions are not deductible for purposes of computing the alternative minimum tax. Certain expenses of the Company might be a miscellaneous itemized deduction if incurred by an individual. A U.S. person that owns an interest in a "pass-through entity" is treated as recognizing income in an amount corresponding to its share of any item of expense that would be a miscellaneous itemized deduction and as separately deducting that item subject to the limitations described above. If it is determined that we are a PFIC, the IRS could take the position that we are a "pass-through entity" with respect to a U.S. Holder of ordinary shares that makes a QEF election.

        Special rules apply to determine the foreign tax credit with respect to withholding taxes imposed on distributions on shares in a PFIC. If a U.S. Holder owns ordinary shares during any year in which we are a PFIC, such Holder must file Internal Revenue Service Form 8621.

        We urge prospective purchasers of ordinary shares to consult their tax advisers concerning the tax considerations relevant to an investment in a PFIC, including the availability and consequences of making the mark-to-market election and QEF election discussed above.

  Information Reporting and Backup Withholding

        Information reporting to the U.S. Internal Revenue Service generally will be required with respect to payments on the ordinary shares and proceeds of the sale of the ordinary shares paid to holders that are U.S. taxpayers, other than corporations and other exempt recipients. A 28% "backup" withholding tax may apply to those payments if such a holder fails to provide a taxpayer identification number to the paying agent and to certify that no loss of exemption from backup withholding has occurred. Holders that are not subject to U.S. taxation may be required to comply with applicable certification procedures to establish that they are not U.S. taxpayers in order to avoid the application of such information reporting requirements and backup withholding. The amounts withheld under the backup withholding rules are not an additional tax and may be refunded, or credited against the holder's U.S. federal income tax liability, if any, provided the required information is furnished to the U.S. Internal Revenue Service.

        THE ABOVE DISCUSSION IS A GENERAL SUMMARY. IT DOES NOT COVER ALL TAX MATTERS THAT MAY BE OF IMPORTANCE TO A PARTICULAR INVESTOR. EACH PROSPECTIVE INVESTOR IS STRONGLY URGED TO CONSULT ITS OWN TAX ADVISOR ABOUT THE TAX CONSEQUENCES TO IT OF AN INVESTMENT IN THE ORDINARY SHARES.

UNDERWRITERS

        Under the terms and subject to the conditions contained in an underwriting agreement dated the date of this prospectus, the underwriters named below, for whom Morgan Stanley & Co. Incorporated, Goldman Sachs & Co., Lehman Brothers Inc. and Merrill Lynch, Pierce, Fenner & Smith Incorporated are acting as representatives, have severally agreed to purchase, and the selling shareholders have agreed to sell to them, severally, the number of ordinary shares indicated below:

Name	Number of Ordinary Shares
Morgan Stanley & Co. Incorporated
Goldman, Sachs & Co.
Lehman Brothers Inc.
Merrill Lynch, Pierce, Fenner & Smith Incorporated
UBS Securities LLC
Wachovia Capital Markets, LLC
J.P. Morgan Securities Inc
Citigroup Global Markets Inc.
Calyon Securities (USA) Inc.

Total	20,000,000

        The underwriters are offering the ordinary shares subject to their acceptance of the ordinary shares from the selling shareholders and subject to prior sale. The underwriting agreement provides that the obligations of the several underwriters to pay for and accept delivery of the ordinary shares offered by this prospectus are subject to the approval of certain legal matters by their counsel and to certain other conditions. The underwriters are obligated to take and pay for all of the ordinary shares offered by this prospectus if any such ordinary shares are taken. However, the underwriters are not required to take or pay for the ordinary shares covered by the underwriters' overallotment option described below.

        The underwriters initially propose to offer part of the ordinary shares directly to the public at the public offering price listed on the cover page of this prospectus and part to certain dealers at a price that represents a concession not in excess of $            a share under the public offering price. After the initial offering of the ordinary shares, the offering price and other selling terms may from time to time be varied by the representatives.

        The selling shareholders have granted to the underwriters an option, exercisable for 30 days from the date of this prospectus, to purchase up to an aggregate of 3,000,000 additional ordinary shares, at the public offering price listed on the cover page of this prospectus, less underwriting discounts and commissions. The underwriters may exercise this option solely for the purpose of covering overallotments, if any, made in connection with the offering of the ordinary shares offered by this prospectus. To the extent the option is exercised, each underwriter will become obligated, subject to certain conditions, to purchase about the same percentage of the additional ordinary shares as the number listed next to the underwriter's name in the preceding table bears to the total number of ordinary shares listed next to the names of all underwriters in the preceding table. If the underwriters' option is exercised in full, the total price to the public would be $             million, the total underwriters' discounts and commissions would be $             million and total proceeds to the selling shareholders would be $             million.

        The underwriters have informed us that they do not intend to confirm sales to accounts over which they exercise discretionary authority without the prior written approval of the customer.

        Our ordinary shares are listed on the New York Stock Exchange under the symbol "AER".

        We, the selling shareholders, all of our directors and executive officers and certain of our other stockholders have agreed that, without the prior written consent of Morgan Stanley & Co. Incorporated, Goldman Sachs & Co., Lehman Brothers Inc. and Merrill Lynch, Pierce, Fenner & Smith Incorporated on behalf of the underwriters, we and they will not, during the period ending 90 days after the date of this prospectus:

  •
  offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, lend, or otherwise transfer or dispose of directly or indirectly, any ordinary shares or any securities convertible into or exercisable or exchangeable for ordinary shares;

  •
  file any registration statement with the SEC relating to the offering of any ordinary shares or any securities convertible into or exercisable or exchangeable for ordinary shares; or

  •
  enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of the ordinary shares;

whether any such transaction described above is to be settled by delivery of ordinary shares or such other securities, in cash or otherwise. The restrictions described in this paragraph do not apply to:

  •
  the sale of ordinary shares to the underwriters;

  •
  our issuance of ordinary shares upon the exercise of an option or a warrant; or

  •
  the issuance of ordinary shares in connection with the acquisition of, or a joint venture with, another company if the aggregate number of ordinary shares issued in such transactions, taken together, does not exceed 5% of the aggregate number of ordinary shares issued in this offering.

        The 90-day restricted period described above is subject to extension such that, in the event that either (1) during the last 17 days of the applicable restricted period, we issue an earnings release or material news or a material event relating to us occurs or (2) prior to the expiration of the applicable restricted period, we announce that we will release earnings results during the 16-day period beginning on the last day of the applicable restricted period, the "lock-up" restrictions described above will, subject to limited exceptions, continue to apply until the expiration of the 18-day period beginning on the earnings release or the occurrence of the material news or material event.

        The estimated offering expenses payable by the selling shareholders, in addition to the underwriting discounts and commissions, are approximately $             million, which includes accounting, legal and printing costs and various other fees associated with registering and listing our ordinary shares.

        The following table shows the per share and total underwriting discounts and commissions that the selling shareholders are to pay to the underwriters in connection with this offering. These amounts are shown assuming both no exercise and full exercise of the underwriters' overallotment option to purchase additional ordinary shares from the selling shareholders.

	Per Share		Total
	Without Over- allotment	With Over- allotment	Without Over- allotment	With Over- allotment
Underwriting discounts and commissions paid by the selling shareholders	$	$	$	$
Expenses payable by the selling shareholders	$	$	$	$

        In order to facilitate the offering of the ordinary shares, the underwriters may engage in transactions that stabilize, maintain or otherwise affect the price of the ordinary shares. Specifically, the underwriters may sell more ordinary shares than they are obligated to purchase under the underwriting agreement, creating a short position. A short sale is covered if the short position is no greater than the number of ordinary shares available for purchase by the underwriters under the overallotment option.

The underwriters can close out a covered short sale by exercising the overallotment option or purchasing ordinary shares in the open market. In determining the source of ordinary shares to close out a covered short sale, the underwriters will consider, among other things, the open market price of ordinary shares compared to the price available under the overallotment option. The underwriters may also sell ordinary shares in excess of the overallotment option, creating a naked short position. The underwriters must close out any naked short position by purchasing ordinary shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of the ordinary shares in the open market after pricing that could adversely affect investors who purchase in the offering. As an additional means of facilitating the offering, the underwriters may bid for, and purchase, ordinary shares in the open market to stabilize the price of the ordinary shares. The underwriting syndicate may also reclaim selling concessions allowed to an underwriter or a dealer for distributing the ordinary shares in the offering, if the syndicate repurchases previously distributed ordinary shares to cover syndicate short positions or to stabilize the price of the ordinary shares. These activities may raise or maintain the market price of the ordinary shares above independent market levels or prevent or retard a decline in the market price of the ordinary shares. The underwriters are not required to engage in these activities, and may end any of these activities at any time.

        A prospectus in electronic format may be made available on the web sites maintained by one or more underwriters. The representatives may agree to allocate a number of ordinary shares to underwriters for sale to their online brokerage account holders. Internet distributions will be allocated by the representatives to underwriters that may make Internet distributions on the same basis as other allocations.

        Other than this prospectus in electronic format, the information on any underwriter's web site and any information contained in any other web site maintained by an underwriter is not part of this prospectus or the registration statement of which this prospectus forms a part, has not been approved and/or endorsed by us or any underwriter in its capacity as an underwriter and should not be relied upon by investors.

        From time to time, certain of the underwriters and their respective affiliates have provided, and continue to provide, investment banking and other services to us for which they receive customary fees and commissions.

        An affiliate of Lehman Brothers Inc. (the "Lehman Affiliate") has a 2.7% participation interest in the limited partnership interests that Cerberus holds in our indirect shareholders. Proceeds from this offering received by our selling shareholders will be distributed to our indirect shareholders, which will distribute such proceeds to the common shareholders of each indirect shareholder. The Lehman Affiliate will receive 2.7% of the proceeds to be paid to Cerberus in respect of its ownership of our indirect shareholders' common shares. Based on the public offering price of $            per share, the last reported sale price of our ordinary shares on the NYSE on                , 2007, the sale by the selling shareholders of the number of shares set forth on the cover of this prospectus and distribution of the proceeds of this offering as described above, the Lehman Affiliate will receive $             million of the proceeds of this offering received by the selling shareholders.

        Affiliates of Calyon Securities (USA), Inc. (each a "Calyon Affiliate") are lenders to AeroTurbine under its senior secured term loan and junior term loan (the "Calyon Loans") and a revolving credit facility (the "Calyon Revolving Credit Facility"), all entered into on April 26, 2006 and amended and restated on December 13, 2006. See "Indebtedness—AeroTurbine Calyon Loans and Facility".

        Our AerDragon joint venture is 25% owned by a Calyon Affiliate. See "Business—Aircraft—Joint Ventures—AerDragon".

        In November 2006, AerVenture and a Calyon Affiliate entered into a facility in which Calyon has arranged a credit facility to finance a portion of the pre-delivery payments to Airbus up to an amount of $118.9 million. See "Indebtedness—AerVenture Pre-delivery Payment Facility".

        An employee of a Calyon Affiliate, Franck Genet, is a director of Lyon Location S.à.r.l., our wholly owned subsidiary. For this role, Mr. Genet receives customary compensation.

        An affiliate of Wachovia Capital Markets, LLC (the "Wachovia Affiliate") is a party to a senior credit agreement (the "Wachovia Senior Credit Agreement") with AerCap AT, an entity which was a wholly owned subsidiary of AeroTurbine and in May 2006 merged with AeroTurbine. The Wachovia Senior Credit Agreement was entered into on April 26, 2006, with the Wachovia Affiliate acting as a co-documentation agent for several banks and financial institutions. See "Indebtedness—AeroTurbine Calyon Loans and Facility".

        Affiliates of UBS Securities LLC are lenders to our consolidated subsidiary, AerFunding 1 Limited, under its non-recourse $1.0 billion senior secured revolving credit facility (the "UBS Revolving Credit Facility"). The UBS Revolving Credit Facility was entered into on April 26, 2006 and amended and restated on May 8, 2007. See "Indebtedness—UBS Revolving Credit Facility".

        A non-executive director of the Company, W. Brett Ingersoll, previously served as a partner of an affiliate of JP Morgan from 1993 to 2002. For more information, see "Management—Directors and Executive Officers—Directors".

        We, the selling stockholders and the underwriters have agreed to indemnify each other against certain liabilities, including liabilities under the Securities Act.

Selling Restrictions

        No action has been taken in any jurisdiction (except in the United States) that would permit a public offering of the ordinary shares, or the possession, circulation or distribution of this prospectus or any other material relating to us, the selling shareholders or the ordinary shares in any jurisdiction where action for that purpose is required. Accordingly, the ordinary shares may not be offered or sold, directly or indirectly, and neither this prospectus nor any other offering material or advertisements in connection with the ordinary shares may be distributed or published, in or from any country or jurisdiction except in compliance with any applicable rules and regulations of any such country or jurisdiction.

        The ordinary shares offered pursuant to this prospectus are not being registered under the Securities Act for the purpose of sales outside the United States.

        European Economic Area.    In relation to each member state of the European Economic Area which has implemented the Prospectus Directive (each, a "Relevant Member State"), the ordinary shares are not, will not, and may not be offered to the public in that Relevant Member State except that, with effect from and including the date on which the Prospectus Directive is implemented in that Relevant Member State, ordinary shares may be offered to the public in that Relevant Member State at any time:

  •
  in the period beginning on the date of publication of a prospectus in relation to ordinary shares, which has been approved by the competent authority in that Relevant Member State or, where appropriate, approved in another Relevant Member State and notified to the competent authority in that Relevant Member State, all in accordance with the Prospectus Directive in that Relevant Member States and the expression "Prospectus Directive" means Directive 2003/71/EC and includes any relevant implementing measure in each Relevant Member States;

  •
  to legal entities which are authorized or regulated to operate in the financial markets or, if not so authorized or regulated, whose corporate purpose is solely to invest in securities;

  •
  to any legal entity which has two or more of (1) an average of at least 250 employees during the last financial year; (2) total balance sheet assets of more than € 43,000,000 and (3) an annual net turnover of more than € 50,000,000, as shown in its last annual or consolidated accounts; or

  •
  in any other circumstances which do not require the publication by the Company of a prospectus pursuant to the Prospectus Directive.

        For the purposes of this provision, the expression an "offer of ordinary shares to the public" in relation to any ordinary shares in any Relevant Member State means the communication in any form and by any means of sufficient information on the terms of the offer and the ordinary shares to be offered so as to enable an investor to decide to purchase or subscribe for the ordinary shares, as the same may be varied in that Relevant Member State by any measure implementing the Prospectus Directive in that Relevant Member States and the expression "Prospectus Directive" means Directive 2003/71/EC and includes any relevant implementing measure in each Relevant Member States.

        United Kingdom.    This document is only being distributed to and is only directed at (i) persons who are outside the United Kingdom or (ii) to investment professionals falling within Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005 (the "Order") or (iii) high net worth entities, and other persons to whom it may lawfully be communicated, falling within Article 49(2)(a) to (e) of the Order (all such persons together being referred to as "relevant persons"). The ordinary shares are only available to, and any invitation, offer or agreement to subscribe, purchase or otherwise acquire such ordinary share will be engaged in only with, relevant persons. Any person who is not a relevant person should not act or rely on this document or any of its contents.

        Each of the underwriters has represented and agreed that:

  (a)
  it has only communicated or caused to be communicated and will only communicate or cause to be communicated an invitation or inducement to engage in investment activity (within the meaning of Section 21 of the Financial Services and Markets Act 2000 or FSMA) received by it in connection with the issue or sale of the ordinary shares in circumstances in which Section 21(1) of the FSMA does not apply to us, and

  (b)
  it has complied with, and will comply with all applicable provisions of the FSMA with respect to anything done by it in relation to the ordinary shares in, from or otherwise involving the United Kingdom.

        Hong Kong.    The ordinary shares may not be offered or sold by means of any document other than (i) in circumstances which do not constitute an offer to the public within the meaning of the Companies Ordinance (Cap. 32, Laws of Hong Kong), or (ii) to "professional investors" within the meaning of the Securities and Futures Ordinance (Cap. 571, Laws of Hong Kong) and any rules made thereunder, or (iii) in other circumstances which do not result in the document being a "prospectus" within the meaning of the Companies Ordinance (Cap.32, Laws of Hong Kong), and no advertisement, invitation or document relating to the ordinary shares may be issued or may be in the possession of any person for the purpose of issue (in each case whether in Hong Kong or elsewhere), which is directed at, or the contents of which are likely to be accessed or read by, the public in Hong Kong (except if permitted to do so under the laws of Hong Kong) other than with respect to the ordinary shares which are or are intended to be disposed of only to persons outside Hong Kong or only to "professional investors" within the meaning of the Securities and Futures Ordinance (Cap. 571, Laws of Hong Kong) and any rules made thereunder.

        Singapore.    This prospectus has not been registered as a prospectus with the Monetary Authority of Singapore. Accordingly, this prospectus and any other document or material in connection with the offer or sale, or invitation for subscription or purchase, of the ordinary shares may not be circulated or distributed, nor may the ordinary shares be offered or sold, or be made the subject of an invitation for subscription or purchase, whether directly or indirectly, to persons in Singapore other than (i) to an institutional investor under Section 274 of the Securities and Futures Act, Chapter 289 of Singapore (the "SFA"), (ii) to a relevant person, or any person pursuant to Section 275(1A), and in accordance with the conditions, specified in Section 275 of the SFA or (iii) otherwise pursuant to, and in accordance with the conditions of, any other applicable provision of the SFA.

        Where the ordinary shares are subscribed or purchased under Section 275 by a relevant person which is: (a) a corporation (which is not an accredited investor) the sole business of which is to hold investments and the entire share capital of which is owned by one or more individuals, each of whom is an accredited investor; or (b) a trust (where the trustee is not an accredited investor) whose sole purpose is to hold investments and each beneficiary is an accredited investor, shares, debentures and units of shares and debentures of that corporation or the beneficiaries' rights and interest in that trust shall not be transferable for six months after that corporation or that trust has acquired the ordinary shares under Section 275 except: (1) to an institutional investor under Section 274 of the SFA or to a relevant person, or any person pursuant to Section 275(1A), and in accordance with the conditions, specified in Section 275 of the SFA; (2) where no consideration is given for the transfer; or (3) by operation of law.

        Japan.    The ordinary shares have not been and will not be registered under the Securities and Exchange Law of Japan (the Securities and Exchange Law) and each underwriter has agreed that it will not offer or sell any securities, directly or indirectly, in Japan or to, or for the benefit of, any resident of Japan (which term as used herein means any person resident in Japan, including any corporation or other entity organized under the laws of Japan), or to others for re-offering or resale, directly or indirectly, in Japan or to a resident of Japan, except pursuant to an exemption from the registration requirements of, and otherwise in compliance with, the Securities and Exchange Law and any other applicable laws, regulations and ministerial guidelines of Japan.

        Ireland.    Under the Irish Investment Intermediaries Acts 1995-2000, a person or persons acting in concert proposing to acquire a direct or indirect holding of our ordinary shares or other interest in us must give the Irish Financial Services Regulatory Authority prior written notice of such proposed acquisition if the acquisition would (i) represent 10% or more of the our capital or voting rights; (ii) result in the proportion of capital or voting rights in us held by such person or persons reaching or exceeding 10%, 20%, 33% or 50% of the capital or voting rights in us; or (iii) in the opinion of the Financial Regulator of Ireland, make it possible for that person or those persons to control or exercise a significant influence over the management of either or both of our Irish regulated entities. Pursuant to the Irish Investment Intermediaries Acts 1995-2000, any such proposed acquisition shall not proceed until (a) the Irish Financial Services Regulatory Authority has informed us and such acquiring person or persons that it approves of such acquisition or (b) the period prescribed in section 40 of the Irish Investment Intermediaries Acts 1995-2000 has elapsed without the Irish Financial Regulator having refused to grant such approval. Corresponding provisions apply for the disposition of our ordinary shares except that, in such case, no approval is required, but notice of the disposition must be given.

ENFORCEMENT OF CIVIL LIABILITIES

        We are a Netherlands public limited liability company ("naamloze vennootschap"). Most of our directors and executive officers live outside of the United States. Most of the assets of our directors and most of our assets are located outside of the United States. As a result, it may not be possible to serve process on us or on such persons in the United States or to enforce judgments obtained in U.S. courts against them or us based on the civil liability provisions of the securities laws of the United States. Under our articles of association (i) certain disputes between, among others, our shareholders and us and or our directors must be exclusively submitted to Netherlands courts, and (ii) the legal relationships between, among others, those persons are governed by the laws of The Netherlands. There is doubt as to whether Netherlands courts would enforce certain civil liabilities under U.S. securities laws in original actions. In addition, there is doubt as to whether Netherlands courts will enforce claims for punitive damage. An award rendered by a foreign court is recognized and enforceable in The Netherlands only under a treaty to that effect between the state of the foreign court and The Netherlands. In the absence of a treaty providing for the recognition and enforcement of judgments of U.S. courts, Netherlands courts will not recognize and enforce judgments of U.S. courts based upon these civil liability provisions.

LEGAL MATTERS

        Certain legal matters will be passed upon for us by Milbank, Tweed, Hadley & McCloy LLP, New York, New York, and NautaDutilh N.V. Amsterdam, The Netherlands will pass upon the validity of the ordinary shares. Davis Polk & Wardwell, New York, New York is representing the underwriters in this offering.

EXPERTS

        The financial statements for AerCap B.V. as of December 31, 2004 and for the year ended December 31, 2004 and the six months ended June 30, 2005 and for AerCap Holdings N.V. as of December 31, 2005 and 2006 and for the period from June 27 to December 31, 2005 and for the year ended December 31, 2006 included in this prospectus, have been so included in reliance on the reports of PricewaterhouseCoopers Accountants N.V., an independent registered public accounting firm, given on the authority of said firm as experts in accounting and auditing.

        The historical combined financial statements of AeroTurbine, Inc. as of December 31, 2005 and the year then ended, have been included herein in reliance upon the report of KPMG LLP, independent accountants, appearing elsewhere herein, which includes an explanatory paragraph that on April 26, 2006, AeroTurbine, Inc. was acquired by AerCap Inc., and upon authority of said firm as experts in accounting and auditing.

        The section in this prospectus entitled "Aircraft, Engine and Aviation Parts Industry" is based upon information either compiled or produced by Simat, Helliesen & Eichner, Inc. and is included on reliance upon the authority of that firm as an expert. In the introduction to such section, Simat, Helliesen & Eichner notes that it has taken reasonable care in the compilation of the statistical and graphical information it has provided and believes such information to be accurate and correct, but that its compilation of such data is subject to limited verification, audit and validation procedures.

WHERE YOU CAN FIND MORE INFORMATION

        We have filed a registration statement, of which this prospectus is a part, on Form F-1 with the SEC relating to this offering. This prospectus, which is part of the registration statement, does not contain all of the information in the registration statement and the exhibits and financial statements included with the registration statement. For further information, we refer you to the registration statement and the exhibits filed as part of the registration statement. If a document has been filed as an exhibit to the registration statement, we refer you to the copy that has been filed.

        We are subject to the informational requirements of the Exchange Act. Accordingly, we are required to file reports and other information with the SEC, including reports on Form 20-F and Form 6-K. You may inspect and copy reports and other information filed with the SEC at the public reference room in Washington, D.C. at 100 F Street, Room 1580, N.E., Washington, D.C. 20549. You can also request copies of those documents, upon payment of a duplicating fee, by writing to the SEC. Please call the SEC at 1-800-SEC-0330 for further information on the operation of the public reference rooms. The SEC also maintains an internet site that contains reports, proxy and information statements and other information regarding issuers that file with the SEC. The website address is http://www.sec.gov. You may also request a copy of these filings, at no cost, by writing or telephoning us as follows: AerCap Holdings N.V., Evert van de Beekstraat 312, 1118 CX Schiphol Airport, The Netherlands, +31-20-655-9655.

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

Page
AerCap Holdings N.V. Consolidated Financial Statements
Reports of Independent Registered Public Accounting Firm	F-2
Consolidated Balance Sheets as of December 31, 2005 and 2006	F-4
Consolidated Income Statements for the year ended December 31, 2004, the six months ended June 30, 2005, the period from June 27, 2005 to December 31, 2005 and the year ended December 31, 2006	F-5
Consolidated Statements of Cash Flows for the year ended December 31, 2004, the six months ended June 30, 2005, the period from June 27, 2005 to December 31, 2005 and the year ended December 31, 2006	F-6

Consolidated Statements of Changes in Shareholders' Equity for the year ended December 31, 2004, the six months ended June 30, 2005, the period from June 27, 2005 to December 31, 2005 and the year ended December 31, 2006	F-7
Notes to the Consolidated Financial Statements	F-8
Additional Information—Financial Statements Schedule I	F-57
Unaudited Condensed Consolidated Interim Balance Sheets as of December 31, 2006 and March 31, 2007	F-63
Unaudited Condensed Consolidated Interim Income Statements for the three months ended March 31, 2006 and 2007	F-64
Unaudited Condensed Consolidated Interim Statements of Cash Flows for the three months ended March 31, 2006 and 2007	F-65
Notes to Unaudited Condensed Consolidated Interim Financial Statements	F-66
AeroTurbine, Inc. Combined Financial Statements
Independent Auditors' Report	F-73
Combined Balance Sheet as of December 31, 2005	F-74
Combined Statement of Operations for the year ended December 31, 2005	F-75
Combined Statement of Shareholders' Equity for the year ended December 31, 2005	F-76
Combined Statement of Cash Flows for the year ended December 31, 2005	F-77
Notes to Combined Financial Statements	F-78

Reports of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders AerCap Holdings N.V.,

        We have audited the accompanying consolidated statements of income, shareholders' equity and cash flows of debis AirFinance B.V. ("AerCap B.V.") and its subsidiaries for the period from January 1, 2005 to June 30, 2005 and for the year ended December 31, 2004. In connection with our audits of the consolidated financial statements, we have also audited the related financial statement Schedule I. These financial statements and financial statement Schedule I are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements and the financial statement Schedule I based on our audits.

        We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statements of income, shareholders' equity and cash flows are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statements of income, shareholders' equity and cash flows. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall income, shareholders' equity and cash flow statement presentation. We believe that our audits provide a reasonable basis for our opinion.

        In our opinion, the consolidated statements of income, shareholders' equity and cash flows referred to above present fairly, in all material respects, the results of their operations, cash flows and other data shown therein of debis AirFinance B.V. and its subsidiaries for the period January 1, 2005 to June 30, 2005 and for the year ended December 31, 2004 in conformity with accounting principles generally accepted in the United States of America. Also, in our opinion, the related financial statement Schedule I presents fairly, in all material respects, the information set forth therein when read in conjunction with the related consolidated financial statements.

        As discussed in note 1 to the financial statements, the Company adjusted its method of accounting for maintenance activities.

Rotterdam, March 21, 2007
except for "maintenance adjustment" as described in note 1 which is dated July 10, 2007
PricewaterhouseCoopers Accountants N.V.

/s/ A. Tukker RA
A. Tukker RA

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of AerCap Holdings N.V.,

        We have audited the accompanying consolidated balance sheets of AerCap Holdings N.V. and its subsidiaries as of December 31, 2006 and 2005 and the related consolidated statements of income, shareholders' equity and cash flows for the year ended December 31, 2006 and for the period from June 27, 2005 to December 31, 2005. In connection with our audits of the consolidated financial statements, we have also audited the related financial statement Schedule I. These financial statements and the financial statement Schedule I are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements and the financial statement Schedule I based on our audits.

        We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

        In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of AerCap Holdings N.V. and its subsidiaries, at December 31, 2006 and 2005, and the results of their operations and cash flows for the year ended December 31, 2006 and for the period June 27, 2005 to December 31, 2005 in conformity with accounting principles generally accepted in the United States of America. Also, in our opinion, the related financial statement Schedule I presents fairly, in all material respects, the information set forth therein when read in conjunction with the related consolidated financial statements.

        As discussed in note 1 to the financial statements, the Company adjusted its method of accounting for maintenance activities.

Rotterdam, March 21, 2007,
except for "maintenance adjustment" as described in note 1 which is dated July 10, 2007
PricewaterhouseCoopers Accountants N.V.

/s/ A. Tukker RA
A Tukker RA

AerCap Holdings N.V. and Subsidiaries

Consolidated Balance Sheets

As of December 31, 2005 and 2006

		December 31,
	Note	2005 (adjusted)	2006 (adjusted)
		(US dollars in thousands, except share and per share amounts)
Assets
Cash and cash equivalents		$183,554	$131,201
Restricted cash	3	157,730	112,277
Trade receivables, net of provisions of $3,405 and $2,496	4	6,575	25,058
Flight equipment held for operating leases, net	5	2,189,267	2,966,779
Net investment in direct finance leases	6	1,072	—
Notes receivable, net of provisions, of $2,563 and nil	7	196,620	167,451
Prepayments on flight equipment	8	115,657	166,630
Investments	9	3,000	18,000
Goodwill	10	—	6,776
Intangibles	10	38,571	34,229
Inventory	11	—	82,811
Derivative assets	12	18,420	17,871
Deferred income taxes	17	99,312	96,521
Other assets	13	51,421	92,432

Total Assets		$3,061,199	$3,918,036

Liabilities and Shareholders' Equity
Accounts payable		$2,575	$6,958
Accrued expenses and other liabilities	14	76,562	92,466
Accrued maintenance liability		150,190	259,739
Lessee deposit liability		56,386	77,686
Debt	15	2,172,995	2,555,139
Accrual for onerous contracts	16	152,634	111,333
Deferred revenue		22,009	28,391
Derivative liabilities	12	8,087	—
Deferred income taxes	17	—	3,383
Commitments and contingencies	26	—	—

Total Liabilities		2,641,438	3,135,095
Minority interest, net of taxes		—	31,937
Ordinary share capital, €.01 par value (200,000,000 ordinary shares authorized, 78,236,957 and 85,036,957 ordinary shares issued and outstanding, respectively)	18	646	699
Additional paid-in capital		369,354	591,553
Accumulated retained earnings		49,761	158,752

Total Shareholders' Equity		419,761	751,004

Total Liabilities and Shareholders' Equity		$3,061,199	$3,918,036

The accompanying notes are an integral part of these consolidated financial statements.

AerCap Holdings N.V. and Subsidiaries

Consolidated Income Statements

For the Year Ended December 31, 2004, the Six Months Ended June 30, 2005,
the Period from June 27 to December 31, 2005 and the Year Ended December 31, 2006

		AerCap B.V.		AerCap Holdings N.V.
	Note	Year ended December 31, 2004 (adjusted)	Six months ended June 30, 2005 (adjusted)	June 27, 2005 to December 31, 2005 (adjusted)	Year ended December 31, 2006 (adjusted)
	(US dollars in thousands, except share and per share amounts)
Revenues
Lease revenue	20	$308,500	$162,155	$173,568	$443,925
Sales revenue		32,050	75,822	12,489	301,405
Management fee revenue		15,009	6,512	7,674	14,072
Interest revenue		21,641	13,130	20,335	34,681
Other revenue		13,667	3,459	1,006	20,336

Total Revenues		390,867	261,078	215,072	814,419
Expenses
Depreciation	5	125,877	66,407	45,918	102,387
Cost of goods sold		18,992	57,632	10,574	220,277
Goodwill impairment	21	132,411	—	—	—
Impairment of investments	22	2,260	—	—	—
Interest on debt	15	113,132	69,857	44,742	166,219
Operating lease in costs	16	35,770	13,877	11,441	25,232
Leasing expenses		32,452	15,348	12,081	21,477
Provision for doubtful notes and accounts receivable	4,7	634	3,161	3,002	(186)
Selling, general and administrative expenses	23	36,449	19,559	26,949	149,364 (a)

Total Expenses		497,977	245,841	154,707	684,770
(Loss) income from continuing operations before income taxes and minority interest		(107,110)	15,237	60,365	129,649
Provision for income taxes	17	224	556	(10,604)	(21,246)
Minority interest, net of taxes		—	—	—	588

Net (Loss) Income		$(106,886)	$15,793	$49,761	$108,991

Basic and diluted (loss) earnings per share	24	$(145.19)	$21.45	$0.64	$1.38
Weighted average shares outstanding, basic and diluted		736,203	736,203	78,236,957	78,992,513

(a)
Includes share-based compensation of $78,635

The accompanying notes are an integral part of these consolidated financial statements.

AerCap Holdings N.V. and Subsidiaries

Consolidated Statements of Cash Flows

For the Year Ended December 31, 2004, the Six Months Ended June 30, 2005,
the Period from June 27 to December 31, 2005 and the Year Ended December 31, 2006

	AerCap B.V.		AerCap Holdings N.V.
	Year ended December 31, 2004 (adjusted)	Six months ended June 30, 2005 (adjusted)	June 27, 2005 to December 31, 2005 (adjusted)	Year ended December 31, 2006 (adjusted)
	(US dollars in thousands)
Net (loss) income	$(106,886)	$15,793	$49,761	$108,991
Adjustments to reconcile net (loss) income to net cash provided by operating activities:
Minority interest	—	—	—	(588)
Depreciation	125,877	66,407	45,918	102,387
Amortization of debt issuance costs	835	885	566	11,777
Amortization of intangibles	—	—	6,563	10,132
Goodwill impairment	132,411	—	—	—
Provision for doubtful notes and accounts receivable	634	3,161	3,002	(186)
Capitalized interest on pre-delivery payments	(7,850)	(3,084)	(2,767)	(4,888)
Release of provision against debt	—	—	—	(4,139)
Gain on disposal of assets	(21,311)	(24,906)	(2,645)	(67,720)
Mark-to-market of non-hedged derivatives	(22,708)	(11,783)	(19,028)	(9,166)
Deferred taxes	(2,191)	(1,178)	10,135	21,011
Share-based compensation	—	—	—	78,635
Changes in assets and liabilities:
Trade receivables and notes receivable, net	16,842	59,023	9,846	30,299
Inventories	—	—	—	(24,216)
Other assets and derivative assets	13,347	(18,986)	(57)	(7,990)
Accounts payable and accrued expenses, including accrued maintenance liability, lessee deposits	(40,143)	21,681	5,595	98,936
Deferred revenue	3,076	262	2,349	5,104

Net cash provided by operating activities	91,933	107,275	109,238	348,379
Purchase of flight equipment	(313,213)	(74,679)	(124,191)	(879,497)
Proceeds from sale/disposal of assets	16,379	91,863	12,718	253,199
Principle repayments from investments	9,821	—	—	—
Prepayments on flight equipment	(33,366)	(19,711)	(26,604)	(93,708)
Purchase of subsidiaries, net of cash acquired	5,769	—	(1,245,609)	(143,100)
Purchase of investments	(2,260)	(3,000)	—	(15,000)
Purchase of intangibles	—	—	—	(10,636)
Movement in restricted cash	98,389	20,052	(47,573)	45,453

Net cash (used in) provided by investing activities	(218,481)	14,525	(1,431,259)	(843,289)
Issuance of debt	303,170	63,085	2,231,633	908,077
Repayment of debt	(160,842)	(239,369)	(1,058,095)	(607,721)
Debt issuance costs paid	(5,782)	(772)	(38,066)	(32,940)
Issuance of equity interests	—	35,051	370,000	143,617
Dividends paid to minority interests	—	—	—	(225)
Capital contributions from minority interests	—	—	—	32,750

Net cash provided by (used in) financing activities	136,546	(142,005)	1,505,472	443,558

Net increase (decrease) in cash and cash equivalents	9,998	(20,205)	183,451	(51,352)
Effect of exchange rate changes	2,374	233	103	(1,001)
Cash and cash equivalents at beginning of period	131,268	143,640	—	183,554

Cash and cash equivalents at end of period	$143,640	$123,668	$183,554	131,201

Supplemental cash flow information:
Interest paid	$124,210	$77,042	$54,980	145,793
Taxes (refunded) paid	1,734	55	(605)	267

	Ancla		AerCap B.V.	AeroTurbine
Fair values of assets acquired and liabilities assumed in purchase acquisitions
Assets acquired	$139,114	—	$2,838,918	$305,321
Liabilities assumed	(132,903)	—	(1,469,641)	(160,619)

Cash paid	$6,211	—	$1,369,277	$144,702

The accompanying notes are an integral part of these consolidated financial statements.

AerCap Holdings N.V. and Subsidiaries

Consolidated Statements of Shareholders' Equity

For the Year Ended December 31, 2004, the Six Months Ended June 30, 2005,
the Period from June 27 to December 31, 2005 and the Year Ended December 31, 2006.

AerCap B.V.	Number of Shares	Share capital	Additional paid-in capital	Accumulated other comprehensive loss	Retained (loss) Earnings (adjusted)	Total shareholders' Equity (adjusted)
	(US dollars in thousands, except share amounts)
Year ended December 31, 2004
Balance at January 1, 2004 as previously reported	736,203	333,780	—	—	(201,222)	132,558
Cumulative effect adjustment of maintenance accounting change	—	—	—	—	43,528	43,528
Adjusted balance at January 1, 2004	736,203	333,780	—	—	(157,694)	176,086
Comprehensive income:
Net loss for the year	—	$—	—	$—	$(106,886)	$(106,886)
Other comprehensive income:
Other	—	—	—	(181)	—	(181)

Comprehensive income					—	(107,067)

Balance at December 31, 2004	736,203	$333,780	$—	$(181)	$(264,580)	$69,019

Six months ended June 30, 2005
Balance at January 1, 2005	736,203	$333,780	—	$(181)	$(264,580)	$69,019
Issuance of equity capital	63,797	35,051				35,051
Comprehensive income:
Net income for the period	—	—	—	—	15,793	15,793

Comprehensive income						15,793

Balance at June 30, 2005	800,000	$368,831	$—	$(181)	$(248,787)	$119,863

AerCap Holdings N.V.
Period from June 27, 2005 to December 31,2005
Balance at June 27, 2005	—	—	—	—	—	—
Issuance of equity capital	78,236,957	$646	$369,354			$370,000
Comprehensive income:
Net income for the period	—	—	—	—	49,761	49,761

Comprehensive income						49,761

Balance at December 31, 2005	78,236,957	$646	$369,354	$—	$49,761	$419,761

Year ended December 31, 2006
Balance at January 1, 2006	78,236,957	$646	$369,354	—	$49,761	$419,761
Issuance of equity capital in public offering	6,800,000	53	143,564			143,617
Share-based compensation			78,635			78,635
Comprehensive income:
Net income for the period	—	—		—	108,991	108,991

Comprehensive income						108,991

Balance at December 31, 2006	85,036,957	$699	$591,553	$—	$158,752	$751,004

The accompanying notes are an integral part of these consolidated financial statements.

AerCap Holdings N.V. and Subsidiaries

Notes to the Consolidated Financial Statements

(US dollars in thousands, except per share amounts)

1. General

The Company

        We are an integrated global aviation company, conducting aircraft and engine leasing and trading and parts sales. We also provide a wide range of aircraft management services to other owners of aircraft. We are headquartered in Amsterdam, The Netherlands, and have offices in Shannon, Ireland, Ft. Lauderdale and Miami, Florida and Goodyear, Arizona.

        These consolidated financial statements include the accounts of AerCap Holdings N.V. and its subsidiaries. AerCap Holdings N.V. is a Netherlands public limited liability company ("naamloze vennootschap") formed on July 10, 2006 for the purpose of acquiring all of the assets and liabilities of AerCap Holdings C.V. AerCap Holdings C.V. was a limited partnership ("commanditaire vennootschap") formed under the laws of The Netherlands on June 27, 2005 for the purposes of acquiring the share capital, subordinated debt and senior debt of debis AirFinance B.V. ("AerCap B.V."), which occurred on June 30, 2005. In anticipation of our initial public offering, we changed our corporate structure from a Netherlands partnership to a Netherlands public limited liability company. This change was effected through the acquisition of all of the assets and liabilities of AerCap Holdings C.V. by AerCap Holdings N.V. on October 27, 2006. In accordance with Statement of Financial Accounting Standards ("SFAS") 141, "Business Combinations", this acquisition was a transaction under common control and accordingly, AerCap Holdings N.V. recognized the acquisition of the assets and liabilities of AerCap Holdings C.V. at their carrying values and no goodwill or other intangible assets were recognized. Additionally in accordance with SFAS 141, these consolidated financial statements are presented as if AerCap Holdings N.V. had been the acquiring entity of AerCap B.V. on June 30, 2005. On November 27, 2006, we completed an initial public offering on the New York Stock Exchange, in which we issued 6.8 million ordinary shares and our shareholders sold 19.3 million of our ordinary shares at a price to the public of $23 per share (Note 18) generating net proceeds to us of $143,017 which we used to repay debt.

Acquisition of AeroTurbine, Inc.

        On April 26, 2006 we purchased all of the existing share capital of AeroTurbine, Inc ("AT"). AT has been included in our consolidated financial statements from April 26, 2006. AT is engaged primarily in the distribution of turbojet aircraft, aircraft engines, and aircraft parts as well as the sale, lease and overhaul management of engines to the commercial aviation industry worldwide. AT is headquartered in Miami, Florida and has a location in Goodyear, Arizona. We acquired AT in order to diversify our investments in aviation assets and to give us a more significant presence in the market for older equipment. The total cash payment for the purchase was $144,702 including acquisition expenses. The consideration for the purchase was funded through cash from our operations of $70,946 and $73,756 of cash raised from refinancing AT's existing debt. The new financing totaled $175,000 and included $160,000 of senior unsecured debt, $15,000 of subordinated debt and a revolving credit facility of $171,000 to fund future growth. As discussed further in Note 18, we used the net proceeds from our initial public offering plus group cash to fully pre-pay the AT senior and subordinated debt. At the time of the prepayment of the AT senior and suborbinated debt, we amended and restated the terms of the senior and subordinated facility and increased the availability under the revolving credit facility to $220.0 million.

        We have allocated the purchase price to the assets acquired and liabilities assumed as of the date of the acquisition as indicated in the table below:

Fair Values Acquired
Cash and cash equivalents	$1,601
Equipment held for operating lease, net	158,820
Inventory	49,874
Intangible assets	25,600
Goodwill	38,199
Property and equipment	7,896
Other	23,331

Total assets	305,321
Debt	93,104
Deferred taxes	46,315
Other	21,200

Total liabilities	160,619

Total consideration paid	$144,702

        The total amount of goodwill has been allocated to the Engine and Parts segment and is not tax deductible. A summary of the intangible assets acquired is as follows:

	Estimated fair value	Estimated useful lives in years
Customer relationships—parts	$19,800	10
Customer relationships—engines	3,600	10
FAA certificate	1,100	15
Non-compete agreement	1,100	6

        Amortization of the customer relationship intangible assets is based on the anticipated sales in the periods after the AT acquisition of both parts and engines which benefit from such relationships. Amortization of the FAA certificate is straight-line over 15 years, the remaining estimated useful life of the engine type to which the repair station certificate relates. Amortization of the non-compete agreement is straight-line over six years, which is the sum of the term of the employment agreements of the related individuals and the term of the non-compete agreements. The following pro forma condensed consolidated information for the year ended December 31, 2006 gives effect to our acquisition of AT as if it had occurred on January 1, 2006. The pro forma condensed consolidated information for the year ended December 31, 2005 gives effect to our acquisition by Cerberus (discussed below) and our acquisition of AT, as if they had both occurred on January 1, 2005:

	Year ended December 31, 2005 (unaudited)	Year ended December 31, 2006 (unaudited)
Revenues	$600,653	$868,056
Net income	35,779	106,776
Earnings per share, basic and diluted	0.46	1.35
Outstanding shares, basic and diluted	78,236,957	78,992,513

Acquisition of AerCap B.V.

        On June 30, 2005, Cerberus purchased all of the share capital of AerCap B.V. from DaimlerChrysler Coordination Center SCS, DaimlerChrysler Aerospace AG, Bayerische Landesbank Girozentrale, DZ BANK AG Deutsche-Zentral-Genossenschaftsbank, Dresdner Bank AG in Frankfurt am Main, HVB Banque Luxembourg Société Anonyme (collectively, the "Previous Shareholders") and Kreditanstalt für Wiederaufbau (collectively with the Previous Shareholders, the "Previous Shareholder Lenders"), as well as the rights and obligations of the Previous Shareholder Lenders under certain subordinated and senior debt instruments under which AerCap B.V. was obligated (the "2005 Acquisition").

        The 2005 Acquisition was effected through a cash payment of $1,291,493 to the Previous Shareholder Lenders. $1,000,000 of the purchase price was financed through a term loan from a syndicate of lenders and arranged by a US investment bank. The remainder was financed from equity capital contributed by Cerberus.

        The 2005 Acquisition by Cerberus and its affiliates is accounted for as a purchase in conformity with SFAS 141.

        The sources and uses of funds in connection with the 2005 Acquisition are summarized below:

Sources:
Proceeds from secured term loan	$1,000,000
Proceeds from equity capital invested	370,000

Total sources	1,370,000
Uses:
Payment to Previous Shareholder Lenders	(1,291,493)
Transaction costs	(42,733)
Additional equity contribution to AerCap B.V.	(35,051)

(1,369,277)

Remaining cash	$723

        We have allocated the purchase price to the assets acquired and liabilities assumed as of the date of the acquisition as indicated in the table below:

	Fair Values Acquired
Flight equipment held for operating lease	$2,085,221
Prepayments on flight equipment	119,200
Intangible lease premium	45,134
Deferred tax asset	109,447
Cash and cash equivalents	123,668
Other	359,019

Total assets	2,841,689
Accrued maintenance liability	135,114	(a)
Debt	999,457
Other	337,841

Total liabilities	1,472,412

Cash paid	$1,369,277

(a)
Represents the present value of our legal obligation to: (i) release supplemental rent collected by us for maintenance expenses incurred by our lessees; and (ii) contribute to lessor maintenance obligations.

Acquisition of Ancla Ireland Limited

        We acquired all the shares in an Irish incorporated company ("Ancla") which owned one MD11 aircraft under finance lease on October 18, 2004. The results of operations for Ancla are included in our consolidated financial statements from the date of the acquisition. A summary of the fair value of assets acquired and liabilities assumed is as follows:

Fair values acquired
Net investment in direct finance lease	$127,134
Cash	11,980

Total assets	139,114
Debt	126,716
Deferred tax liability	6,187

Total liabilities	132,903

Cash paid	$6,211

Variable interest entities

        In January 2006, we sold a 50% equity interest in AerVenture Ltd. ("AerVenture"), previously a wholly-owned entity, to LoadAir, a subsidiary of Al Fawares, an investment and construction company based in Kuwait. AerVenture has contracted with Airbus for the acquisition of up to 70 A320 family aircraft to be delivered between November 2007 and August 2010, with the intent of leasing these aircraft to third parties. The joint venture agreement requires us to make certain specified equity contributions and additional equity capital available to AerVenture depending on capital needs in the future. We have entered into agreements to provide management and marketing services to AerVenture in return for management fees. We have determined that AerVenture is a variable interest entity for which we are the primary beneficiary. As such, we have continued to consolidate AerVenture in our accounts.

        In April 2006, we signed a joint venture agreement with Deucalion to form the Bella joint venture in which we hold a 50% equity interest. Bella was formed to purchase two used Airbus A330-322 aircraft for leasing. These aircraft were purchased in April and May 2006 and have subsequently been leased to third parties. We have entered into agreements to provide to Bella aircraft management and marketing services in return for management fees. We have determined that Bella is a variable interest entity for which we are the primary beneficiary. As such, we have consolidated Bella in our accounts.

        As further discussed in Note 15, we hold equity and subordinated debt investments in ALS and AerFunding. ALS and AerFunding are variable interest entities and we, as their primary beneficiaries under FIN 46(R), consolidate the accounts of ALS and AerFunding in our accounts since their inception dates.

Investments in unconsolidated joint ventures

        In May 2006, we signed a joint venture agreement with China Aviation Supplies Import and Export Group Corporation and affiliates of Calyon establishing AerDragon. AerDragon is 50% owned by China Aviation and 25% owned by each of us and Calyon. The joint venture did not own any aircraft at December 31, 2006, but purchased an aircraft from Airbus in February 2007 through an assignment of our purchase right under our 1999 Forward Order. We provide aircraft management services to AerDragon in return for fees. As of December 31, 2006, we have determined that AerDragon is not a variable interest entity and accordingly, we account for our investment in AerDragon according to the equity method.

Maintenance adjustment

        On September 8, 2006, the Financial Accounting Standards Board issued FSP No. AUG AIR-1 "Accounting for Planned Major Maintenance Activities" ("FSP"). The FSP amends certain provisions in the AICPA Industry Audit Guide, "Audit of Airlines" and is applicable for our financial year beginning January 1, 2007. The FSP eliminates the "accrue in advance" methodology in accounting for certain future maintenance payments. As a result of the FSP, our previous method of accruing for the payment of top-up or lessor contribution obligations at the signing of a lease is no longer permitted. Accordingly, we have adjusted our historical financial statements in accordance with Statement of Financial Accounting Standards No. 154 "Accounting Changes and Error Corrections" ("FAS 154") to reflect the application of the new policy for top-up and lessor contribution obligations. Under our new policy, we will recognize an expense at the time of the occurrence of a lessor contribution or top-up payment, except in instances where we have established an accrual as an assumed liability for such payment in connection with the purchase of an aircraft with a lease attached.

        We have adjusted our historical financial statements to reflect the application of this change in accounting policy. The table below summarizes the impact of the adjustment on our financial statement line items for all periods presented.

	Year ended December 31, 2004
AerCap B.V.	As Originally Reported	As Adjusted	Effect of Change
Income Statement:
Leasing expenses	$30,536	$32,452	$1,916
Loss from continuing operations before income taxes and minority interest	(105,194)	(107,110)	(1,916)
Provision for income taxes	(168)	224	392

Net loss	(105,362)	(106,886)	(1,524)
Basic and diluted loss per share	(143.12)	(145.19)	(2.07)
Statement of Cash Flow:
Net loss	(105,362)	(106,886)	(1,524)
Adjustments to reconcile net loss to net cash provided by operating activities:
Deferred taxes	(1,799)	(2,191)	(392)
Change in assets and liabilities:
Accounts payable and accrued expenses, including accrued maintenance liability, lessee deposits	(42,059)	(40,143)	1,916

Net cash provided by operating activities	91,933	91,933	—
Statement of Shareholders' Equity:
Beginning retained earnings	(201,222)	(157,694)	43,528
	Six months ended June 30, 2005
AerCap B.V.	As Originally Reported	As Adjusted	Effect of Change
Income Statement:
Lease revenue	$175,333	$162,155	$(13,178)
Sales revenue	79,574	75,822	(3,752)
Leasing expenses	9,688	15,348	5,660

Income from continuing operations before income taxes and minority interest	37,827	15,237	(22,590)
Provision for income taxes	(4,127)	556	4,683

Net income	33,700	15,793	(17,907)
Basic and diluted earnings per share	45.78	21.45	(24.33)
Statement of Cash Flow:
Net income	33,700	15,793	(17,907)
Adjustments to reconcile net income to net cash provided by operating activities:
Deferred taxes	3,505	(1,178)	(4,683)
Change in assets and liabilities:
Accounts payable and accrued expenses, including accrued maintenance liability, lessee deposits	(909)	21,681	22,590

Net cash provided by operating activities	107,275	107,275	—

	As of December 31, 2005 and Period from June 27, 2005 to December 31, 2005
AerCap Holdings N.V.	As Originally Reported	As Adjusted	Effect of Change
Balance Sheet:
Deferred tax asset	99,346	99,312	(34)
Accrued maintenance liability	150,322	150,190	(132)
Income Statement:
Leasing expenses	12,213	12,081	(132)

Income from continuing operations before income taxes and minority interest	60,233	60,365	132
Provision for income taxes	(10,570)	(10,604)	(34)

Net income	49,663	49,761	98
Basic and diluted earnings per share	0.63	0.64	0.01
Statement of Cash Flow:
Net income	49,663	49,761	98
Adjustments to reconcile net income to net cash provided by operating activities:
Deferred taxes	10,101	10,135	34
Change in assets and liabilities:
Accounts payable and accrued expenses, including accrued maintenance liability, lessee deposits	5,727	5,595	(132)

Net cash provided by operating activities	109,238	109,238	—

	As of December 31, 2006 and Year ended December 31, 2006
AerCap Holdings N.V.	As Originally Reported	As Adjusted	Effect of Change
Balance Sheet:
Deferred tax asset	101,477	96,521	(4,956)
Accrued maintenance liability	285,788	259,739	(26,049)
Income Statement:
Leasing expenses	47,394	21,477	(25,917)

Income from continuing operations before income taxes and minority interest	103,732	129,649	25,917
Provision for income taxes	(16,324)	(21,246)	(4,922)

Net income	87,996	108,991	20,995
Basic and diluted earnings per share	1.11	1.38	0.27
Statement of Cash Flow:
Net income	87,996	108,991	20,995
Adjustments to reconcile net income to net cash provided by operating activities:
Deferred taxes	16,089	21,011	4,922
Change in assets and liabilities:
Accounts payable and accrued expenses, including accrued maintenance liability, lessee deposits	124,853	98,936	(25,917)

Net cash provided by operating activities	348,379	348,379	—

Risks and uncertainties

        We are dependent upon the viability of the commercial aviation industry, which determines our ability to service existing and future operating leases of our aircraft and engines and our ability to sell aircraft and engines parts. The global airline industry has experienced passenger growth in the last two years, which has led to increased demand for new aircraft and a strengthening of lease rates in most aircraft categories. The continued growth of the global aviation industry is dependent on several factors, most notably sustained global GDP growth and price stability in the oil markets. Substantial increases in jet kerosene prices in recent years has caused a depression in airline earnings and in some cases liquidity shortages. The impact of continued or rising oil prices as well as overcapacity and high levels of competition in some geographical markets may create occasional unscheduled lease returns and possible supply surpluses, which may create pressure on rentals and aircraft and engine values. The value of the largest asset on our balance sheet—flight equipment held for operating leases—is subject to fluctuations in the values of commercial aircraft and engines worldwide. A material decrease in aircraft or engine values could have a downward effect on lease rental rates and residual values and may require that the carrying value of our flight equipment be materially reduced. In addition, if we are not able to sell our existing parts and engine inventory, we may be required to reduce the carrying value of such inventory through impairment charges.

        The values of trade receivables, notes receivable, intangible lease premium assets and the accrual for onerous contracts are dependent upon the financial viability of related lessees, which is directly tied to the health of the commercial aviation market worldwide.

        We have significant tax losses carried forward in some of our Irish and Swedish subsidiaries, which are recognized as tax assets on our balance sheets. The recoverability of these assets is dependent upon the ability of the Irish and Swedish entities to generate a certain level of taxable income in the future. If those entities cannot generate such taxable income, we will not realize the value of those tax assets and a corresponding valuation allowance and tax charge will be required.

        We expect to fund a significant portion of our forward order delivery obligations (Note 8) through borrowings secured by the related aircraft. The unavailability to us of such secured borrowings at the time of delivery could have a material impact on our ability to meet our obligations under our forward order contracts. If we cannot meet our obligations under such contracts, we will not recover the value of prepayments on flight equipment on our balance sheets and may be subject to other contract breach damages.

        We periodically perform reviews of the carrying values of our aircraft and customer receivables, the recoverable value of deferred tax assets and the sufficiency of accruals and provisions, substantially all of which are sensitive to the above risks and uncertainties.

2. Summary of significant accounting policies

Basis for presentation

        Our financial statements are presented in accordance with accounting principles generally accepted in the United States of America.

        We consolidate all companies in which we have a direct and indirect legal or effective control and all variable interest entities for which we are deemed the primary beneficiary under FIN 46R. All intercompany balances and transactions with consolidated subsidiaries have been eliminated. The results of consolidated entities are included from the effective date of control or, in the case of variable interest entities, from the date that we are or become the primary beneficiary. The results of subsidiaries sold or otherwise deconsolidated are excluded from the date that we cease to control the subsidiary or, in the case of variable interest entities, when we cease to be the primary beneficiary.

        Certain reclassifications have been made to prior years to reflect the current year presentation.

        Other investments in which we have the ability to exercise significant influence and joint ventures are accounted for under the equity method of accounting.

        The consolidated financial statements are stated in United States dollars, which is our functional currency.

        As a result of the 2005 Acquisition, the assets and liabilities of AerCap B.V. are stated at their fair values at the acquisition date. The consolidated financial statements of the predecessor reflect historical cost. The consolidated financial statements show both the predecessor accounts and successor accounts. Due to these different bases of accounting, predecessor and successor amounts are not directly comparable.

Use of estimates

        The preparation of consolidated financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the consolidated financial statements and accompanying notes. For us, the use of estimates is or could be a significant factor affecting the reported carrying values of flight equipment, inventory, goodwill, investments, trade and notes receivable, deferred tax assets and accruals and reserves. Management utilizes professional appraisers and valuation experts, where possible, to support estimates, particularly with respect to flight equipment. Despite management's best efforts to accurately estimate such amounts, actual results could materially differ from those estimates.

Cash and cash equivalents

        Cash and cash equivalents include cash and highly liquid investments with an original maturity of three months or less.

Restricted cash

        Restricted cash includes cash held by banks that is subject to withdrawal restrictions.

Trade receivables

        Trade receivables represent unpaid, current lease obligations of lessees under existing lease contracts. Allowances are made for doubtful accounts where it is considered that there is a significant risk of non-recovery. The assessment of risk of non-recovery is primarily based on the extent to which amounts outstanding exceed the value of security held, together with an assessment of the financial strength and condition of a debtor and the economic conditions persisting in the debtor's operating environment.

Flight equipment held for operating leases, net

        Flight equipment held for operating leases, including aircraft, is stated at cost less accumulated depreciation and impairment. Costs incurred in the acquisition of aircraft or related leases are included in the cost of the flight equipment and depreciated over the useful life of the equipment. In instances where the purchase price includes additional consideration which can be allocated to the value of an acquired lease containing above market terms, such allocated cost is amortized over the term of the related lease. The cost of improvements to flight equipment are normally expensed unless the improvement materially increases the long-term value of the flight equipment or extends the useful life of the flight equipment. In instances where the increased value materially benefits the existing lease, the cost is capitalized and such capitalized cost is depreciated over the life of the lease. Otherwise, the capitalized cost is depreciated over the remaining useful life of the aircraft. Flight equipment acquired is depreciated over the assets' useful life, based on 25 years from the date of manufacture, using the straight-line method to the estimated residual value. The current estimates for residual (salvage) values for most aircraft types are 15% of original manufacture cost.

        The estimates of useful lives are as follows:

Stage III Aircraft	20-25 years
Turboprop Aircraft	20 years

        We depreciate current production model engines on a straight-line basis over a 15-year period from the acquisition date to an estimated residual value. Out-of-production engines are depreciated on a straight-line basis over an estimated useful life ranging from five to seven years to an estimated residual value. The carrying value of flight equipment that is designated for part-out is transferred to the inventory pool.

        We apply SFAS 144, "Accounting for the Impairment or Disposal of Long-Lived Assets", which addresses financial accounting and reporting for the impairment of long-lived assets and for long-lived assets to be disposed of and requires that all long-lived assets be evaluated for impairment where circumstances indicate that the carrying amounts of such assets may not be recoverable. The review for recoverability includes an assessment of the estimated future cash flows associated with the use of an asset and its eventual disposition. If the sum of the expected future cash flows (undiscounted and without interest charges) is less than the carrying amount of the asset, an impairment loss is recognized. The loss is measured as the excess of the carrying amount of the impaired asset over its fair value.

        Fair value reflects the present value of cash expected to be received from the aircraft in the future, including its expected residual value discounted at a rate commensurate with the associated risk. Future cash flows are assumed to occur under then current market conditions and assume adequate time for a sale between a willing buyer and a willing seller. Expected future lease rates are based on all relevant information available, including current contracted rates for similar aircraft, appraisal data and industry trends. Residual (salvage) value assumptions generally reflect an aircraft's booked residual value, except where more recent industry information indicates a different value is appropriate.

Net investment in direct finance leases

        Net investment in direct finance leases consists of contracted lease receivables plus the expected residual value on lease termination date of equipment under finance lease less unearned income. Initial unearned income for newly acquired aircraft under finance lease is the amount by which the lease contract receivables plus the expected residual value exceeds the initial investment in the leased equipment at lease inception. In instances where the terms of a new aircraft lease agreement require the classification of the aircraft and related lease from a previous operating lease to a direct finance lease, initial unearned income under the finance lease is the difference between the lease contract receivable and the fair value of the equipment at the time of the new agreement. Unearned income is recognized as lease revenue over the lease term in a manner which produces a constant rate of return on the net investment in the finance lease.

Notes receivable

        Notes receivable arise primarily from (i) the restructuring and deferring of trade receivables from lessees experiencing financial difficulties and (ii) the sale of aircraft to lessees where we finances a portion of the aircraft purchase price through an interest bearing note secured by a security interest in the aircraft sold. Allowances are made for doubtful accounts where there is a significant risk of non-recovery of the note receivable. The assessment of the risk of non-recovery is primarily based on the extent to which amounts outstanding exceed the value of security held, together with an assessment of the financial strength and condition of a debtor and the economic conditions persisting in the debtor's operating environment.

Capitalization of interest

        We capitalize interest related to progress payments made in respect of flight equipment on forward order and add such amount to prepayments on flight equipment. The amount of interest capitalized is the actual interest costs incurred on funding specific to the progress payments or the amount of interest costs which could have been avoided in the absence of such progress payments.

Investments

        We may hold debt and equity interests in third parties, including interests in asset securitization vehicles. In instances where those interests are in the form of debt securities or equity securities that have readily determinable fair values, we apply the provisions of SFAS 115, "Accounting for Certain Investments in Debt and Equity Securities" and designate each security as either held to maturity or available for sale securities.

        We report equity investments where the fair value is not readily determinable at cost, reduced for any other than temporary impairment.

        We evaluate our investments in all debt and equity instruments regularly for other than temporary impairments in their carrying value and record a write-down to estimated fair market value as appropriate.

Goodwill

        Goodwill represents the excess of the cost of acquisition of subsidiaries over the fair value of identifiable net assets at the dates of acquisition. Goodwill is not amortized, but is tested for impairment annually or more often when events or circumstances indicate that there may have been impairment.

Definite-lived intangible assets

        We recognize intangible assets acquired in a business combination in accordance with the principles of SFAS 141. The identified intangible assets are recorded at fair value on the date of acquisition. The rate of amortization of definite-lived intangible assets is calculated with reference to the period over which we expect to derive economic benefits from such assets. In instances where the purchase of flight equipment or the allocated fair value in a business combination includes consideration which can be allocated to the value of an acquired lease containing above market terms, such allocated costs is recognized as an intangible lease premium asset and amortized on a straight-line basis over the term of the related lease as a reduction of lease revenue. Similarly, we recognize a lease deficiency liability as part of accrued expenses and other liabilities for lease contracts where the terms of the lease contract are unfavorable compared to market terms and amortize the liability over the term of the related lease as an addition to lease revenue. We consider lease renewals on a lease by lease basis. We generally do not assume lease renewals in the determination of the lease premiums or deficiencies given a market participant would expect the lessee to renegotiate the lease on then market terms. We evaluate all definite-lived intangible assets for impairment in accordance with SFAS 144.

Inventory

        Inventory, which consists exclusively of finished goods, is valued at the lower of cost or market. Cost is primarily determined using the specific identification method for individual part purchases and whole engines and on an allocated basis for dismantled engines, aircraft, and bulk inventory purchases using the relationship of the cost of the dismantled engine, aircraft or bulk inventory purchase to estimated remaining sales value at the time of purchase. Inventories are comprised primarily of engines, aircraft and engine parts, rotables and expendables. Expenditures required for the recertification or betterment of flight equipment are capitalized in inventory and are expensed as the parts associated with such costs are sold. Inventory acquired in the purchase of a subsidiary is accounted for in accordance with SFAS 141 at estimated selling prices less the sum of (a) costs of disposal and (b) a reasonable profit allowance for the selling effort of the acquiring entity.

Derivative financial instruments

        We use derivative financial instruments to manage our exposure to interest rate risks and foreign currency risks. Derivatives are accounted for in accordance with SFAS 133, "Accounting for Derivative Instruments and Hedging Activities".

        All derivatives are recognized on the balance sheet at their fair value. Changes in fair values between periods are recognized as a reduction or increase in interest expense on the income statement, as we do not currently apply hedge accounting to our derivatives. Net cash received or paid under derivative contracts, where material in any reporting period, is classified as operating cash flow in our consolidated cash flow statements.

Deferred income taxes (assets and liabilities)

        We report deferred taxes of our taxable subsidiaries resulting from the temporary differences between the book values and the tax values of assets and liabilities using the liability method. The differences are calculated at nominal value using the enacted tax rate applicable at the time the temporary difference is expected to reverse. Deferred tax assets attributable to unutilized losses carried forward or other timing differences are reduced by a valuation allowance if it is more likely than not that such losses will not be utilized to offset future taxable income.

Other assets

        Other assets consist of prepayments, debt issuance costs, interest and other receivables and other tangible fixed assets. Other tangible fixed assets consist of computer equipment, motor vehicles and office furniture and are valued at acquisition cost and depreciated at rates between 16% to 33% per annum over the assets' useful lives using the straight-line method. We capitalize costs incurred in arranging financing as debt issuance costs. Debt issuance costs are amortized to interest expense over the term of the related financing.

Accrued maintenance liability

        On September 8, 2006, the Financial Accounting Standards Board issued the FSP No. AUG AIR-1 "Accounting for Planned Major Maintenance Activities" (the "FSP"). The FSP amends certain provisions in the AICPA Industry Audit Guide, "Audit of Airlines", and applicable for our financial year beginning January 1, 2007.

        In all of our leases, lessees are responsible for maintenance and repairs of our flight equipment and related expenses during the term of the lease. In many operating lease and finance lease contracts, the lessee has the obligation to make periodic payments of supplemental rent which are calculated with reference to the utilization of airframes, engines and other major life-limited components during the lease. In the majority of these types of leases, we do not recognize such supplemental rent received as revenue, but as an accrued maintenance liability. In these leases, upon lessee presentation of invoices evidencing the completion of qualifying maintenance on the flight equipment, we make a payment to the lessee up to the amount of supplemental rents collected and charge such payment against the existing accrued maintenance liability. In shorter-term lease contracts (primarily engine lease contracts) where the terms of the lease are designed specifically to allow us to directly manage the occurrence, timing and associated cost of qualifying maintenance work on the flight equipment, we recognize supplemental rents collected during the lease as lease revenue and not as accrued maintenance liability. For flight equipment subject to these shorter-term contracts, we record a charge to leasing expenses at the time maintenance work is performed on the flight equipment.

        In most lease contracts not requiring the payment of supplemental rents, the lessee is required to re-deliver the aircraft in a similar maintenance condition (normal wear and tear excepted) as when accepted under the lease, with reference to major life-limited components of the aircraft. To the extent that such components are redelivered in a different condition than at acceptance, there is normally an end-of-lease compensation adjustment for the difference at redelivery. We recognize receipts of end-of-lease compensation adjustments as lease revenue when received and payments of end-of-lease adjustments as leasing expenses when paid.

        In addition, in both types of contracts, we may be obligated to make additional payments to the lessee for maintenance related expenses (lessor maintenance contributions or top-ups) primarily related to usage of major life-limited components occurring prior to the lease. We record a charge to leasing expenses at the time of the occurrence of a lessor contribution or top-up payment, except in instances where we have established an accrual as an assumed liability for such payment in connection with the purchase of an aircraft with a lease attached, in which case such payments are charged against the existing accrual.

        For all of our lease contracts, any amounts of accrued maintenance liability existing at the end of a lease are released and recognized as lease revenue at lease termination. When flight equipment is sold, the portion of the accrued maintenance liability which is not specifically assigned to the buyer is released from the balance sheet and recognized as sales revenue as part of the sale of the flight equipment.

Accrual for onerous contracts

        We make an accrual for onerous contracts where the undiscounted costs of performing under a contract or series of related contracts exceed the undiscounted benefits expected to be derived from such contracts. In connection with a purchase business combination, accruals are recorded at the present value of such differences.

Revenue recognition

        As lessor, we lease flight equipment principally under operating leases and report rental income ratably over the life of the lease as it is earned. We account for lease agreements that include step rent clauses on a straight line basis. Lease agreements for which base rent is based on floating interest rates are included in minimum lease payments based on the floating interest rate existing at the inception of the lease; any increases or decreases in lease payments that result from subsequent changes in the floating interest rate are contingent rentals and are recorded as increases or decreases in lease revenue in the period of the interest rate change. In certain cases, leases provide for rental payments based on usage. The usage may be calculated based on hourly usage or on the number of cycles operated, depending on the lease contract. We cease revenue recognition on a lease contract when the collectibility of rental payments is no longer reasonably assured. For past-due rental payments which have been recognized as revenue, provisions are established on the basis of management's assessment of collectibility and to the extent such rental payments exceed related security deposits held, and are recorded as expenses on the income statement.

        Most of our lease contracts require payment in advance. Rentals received, but unearned under these lease agreements are recorded as deferred revenue on the balance sheet.

        Sales revenues originate from the sale of aircraft, engines and parts and are recognized when the delivery of the relevant asset is complete and the risk of loss has transferred to the buyer.

        Revenues from direct finance leases are recognized based on the interest method to produce a level yield over the life of the finance lease. Expected unguaranteed residual values of leased assets are based on our assessment of residual values and independent appraisals of the values of leased assets remaining at expiration of the lease terms.

        Revenue from secured loans, notes receivables and other interest bearing instruments is recognized on an effective yield basis as interest accrues under the associated contracts. Revenue from lease management fees is recognized as income as it accrues over the life of the contract. Revenue from the receipt of early lease termination penalties is recorded at the time cash is received or when the lease is terminated, if collection is reasonably assured. Other revenue includes any net gains we generate from the sale of aircraft related investments, such as our subordinated interests in securitization vehicles and notes, warrants or convertible securities issued by our lessees, which we receive from lessees as compensation for amounts owed to us in connection with lease restructurings.

Pensions

        We operate a number of non-contributory defined benefit plans and defined contribution schemes for substantially all of our employees. Defined benefit plan obligations and contributions are determined periodically by qualified actuaries. We recognize pension liabilities and prepaid pension costs in accordance with SFAS No. 158, "Employers' Accounting for Defined Benefit Pension and Other Postretirement Plans—an amendment of SFASB Statements No. 87, 88, 106, and 132 (R)".

Share-based compensation

        We account for share-based compensation in accordance with FAS 123R, "Share-based payment". Accordingly, we begin to recognize compensation expense when it becomes probable that participants in share-based incentive plans who hold direct or indirect equity interests in our shares or options to acquire such shares will be able to achieve fair value at a point in time in the future. The total amount of such expense recognized over future periods is determined by reference to the fair value of the share or share option on the date of grant. The amount of expense recognized in any given period is determined on a straight line basis with reference to the timing of lapsing of restrictions on restricted shares and vesting on share options, including the lapsing of repurchase rights which allow other parties to repurchase participants' shares at less than fair market value.

Foreign currencies

        Foreign currency transactions are translated into U.S. dollars at the exchange rate prevailing at the time the transaction took place or at the rates of exchange under related forward contracts where such contracts exist. Subsequent receivables or payables resulting from such foreign currency transactions are translated into U.S. dollars at the exchange rate prevailing at each balance sheet date. All resulting exchange gains and losses are taken to the income statement.

Variable interest entities

        We account for investments in variable interest entities in accordance with Revised Interpretation No. 46 ("FIN 46(R)"), "Consolidation of Variable Interest Entities" and its predecessor, Interpretation 46 ("FIN 46"), "Consolidation of Variable Interest Entities, an interpretation of ARB No. 51". We adopted FIN 46 in January 2003 and FIN 46(R) in January 2005.

Earnings Per Share

        Earnings per share is presented in accordance with SFAS 128, Earnings Per Share which requires the presentation of "basic" earnings per share and "diluted" earnings per share. Basic earnings per share is computed by dividing income available to common shareholders by the weighted-average shares of common stock outstanding during the period. For the purposes of calculating diluted earnings per share, the denominator includes both the weighted average number of shares of common stock outstanding during the period and the weighted average number of potential common stock, such as stock options.

3. Restricted cash

        Restricted cash consisted of the following at December 31:

	2005	2006
Cash received under lease agreements restricted per the terms of the relevant lease and cash securing our obligations under debt and derivative instruments	$105,060	$72,523
Cash securing our obligations under the LILO head leases (Note 16) and cash securing the guarantee of lease obligations/indebtedness of a LILO sublessee (Note 14)	49,710	38,074
Other	2,960	1,680

	$157,730	$112,277

        Restricted cash securing our obligations under debt includes amounts related to the ALS securitization debt (Note 15), which requires that cash be placed in liquidity reserves.

4. Trade receivables, net of provisions

        Trade receivables consisted of the following at December 31:

	2005	2006
Trade receivables	$9,980	$27,554
Allowance for doubtful accounts	(3,405)	(2,496)

	$6,575	$25,058

        Trade receivables include amounts invoiced to lessees in respect of lease rentals and maintenance reserves.

        The change in the allowance for doubtful trade receivables is set forth below:

	AerCap B.V.		AerCap Holdings N.V.
	Year ended December 31, 2004	Six months ended June 30, 2005	Period from June 27, 2005 to December 31, 2005	Year ended December 31, 2006
Provision at beginning of period	$20,535	$23,255	$—	$3,405
Expense for doubtful accounts receivable	636	(5,906)	1,225	320
Reclassification to notes receivable allowance		(9,961)	—	(2,326)
Other(*)	2,084	(4,596)	2,180	1,097

Provision at the end of period	$23,255	$2,792	$3,405	$2,496

*
Other includes recovery of written-off receivables.

5. Flight equipment held for operating leases, net

        Movements in flight equipment held for operating leases during the periods presented were as follows:

	AerCap B.V.		AerCap Holdings N.V.
	Year ended December 31, 2004	Six months ended June 30, 2005	Period from June 27, 2005 to December 31, 2005 (adjusted)	Year ended December 31, 2006 (adjusted)
Net book value at beginning of period	$2,484,850	$2,748,347	$—	$2,189,267
Fair value of flight equipment acquired in business combinations	—	—	2,085,221	158,820
Additions	406,406	93,244	157,104	928,468
Depreciation	(124,454)	(65,963)	(45,537)	(106,240)
Disposals	(8,784)	(52,783)	(7,521)	(195,273)
Transfers to/from direct finance leases	(9,671)	(4,748)	—	—
Other(a)	—	—	—	(8,263)

Net book value at end of period	$2,748,347	$2,718,097	$2,189,267	$2,966,779

Accumulated depreciation/impairment at December 31, 2004, 2005 and 2006	$(970,565)	—	$(45,537)	$(151,958)

(a)
As discussed further in Note 15, we settled a capital lease obligation at a discount of $8,263. The discount was applied to reduce the net book value of the related aircraft.

        At December 31, 2006 we owned 131 aircraft and 51 engines, which we leased under operating leases to 79 lessees in 41 countries. The geographic concentrations of leasing revenues are set out in Note 20.

        Prepayments on flight equipment (including related capitalized interest) of $66,638, $18,564, $32,914 and $48,971 have been applied against the purchase of aircraft during the year ended December 31, 2004, the six months ended June 30, 2005, the period from June 27 to December 31, 2005 and the year ended December 31, 2006, respectively.

        The following table indicates our contractual commitments for the prepayment and purchase of flight equipment in the periods indicated as of December 31, 2006:

	2007	2008	2009	2010
Capital expenditures	$456,158	$413,497	$1,234,867	$1,462,116
Pre-delivery payments	116,796	383,409	397,033	92,323

	$572,954	$796,906	$1,631,900	$1,554,439

        Our current operating lease agreements expire over the next eight years. The contracted minimum future lease payments receivable from lessees for equipment on non-cancelable operating leases at December 31, 2006 were as follows:

Contracted minimum future lease receivables
2007	$427,002
2008	402,915
2009	289,095
2010	204,586
2011	152,558
Thereafter	285,019

$1,761,175

        The titles to certain aircraft leased in the United States are held by a U.S. trust company as required by U.S. law. We are the beneficial owner of these aircraft and the aircraft are recorded under flight equipment held for operating lease on our consolidated balance sheets. The trust company is administered by a bank. The aircraft are segregated from the bank's assets and will not be considered part of the bank's bankruptcy estate in the event of a trustee bankruptcy.

6. Net investment in direct finance leases

        Net investment in direct finance leases consisted of the following at December 31, 2005:

2005
Gross finance lease rentals receivable	$1,123
Unearned income	(51)

Net investment in direct finance leases	$1,072

        The entire amount of finance lease rentals receivable at December 31, 2005 was received in 2006.

7. Notes receivable

        Notes receivable consisted of the following at December 31:

	2005	2006
Secured notes receivable	$4,146	$1,092
Notes receivable in defeasance structures	146,772	162,808
Notes receivable from lessee restructurings	48,265	3,551
Allowance for doubtful accounts	(2,563)	—

	$196,620	$167,451

        The minimum future receipts under notes receivable at December 31, 2006 were as follows:

Minimum future notes receivable
2007	$15,070
2008	43,080
2009	5,249
2010	104,052

$167,451

        The change in the allowance for doubtful notes receivable is set forth below:

	AerCap B.V.		AerCap Holdings N.V.
	Year ended December 31, 2004	Six months ended June 30, 2005	Period from June 27, 2005 to December 31, 2005	Year ended December 31, 2006
Provision at beginning of period	$51,291	$51,500	$—	$2,563
Expense for doubtful notes receivable	(2)	9,066	1,777	(506)
Reclassification from trade receivable allowance	—	9,961	—	2,326
Other(a)	211	—	786	(4,383)

Provision at the end of period	$51,500	$70,527	$2,563	$—

(a)
Other includes recovery of written-off receivables.

8. Prepayments on flight equipment

        In 1999, we signed a forward order contract with Airbus for the acquisition of up to 32 new aircraft between 2004 and 2009 ("1999 Forward Order"). Of that original order, one aircraft delivery was cancelled pursuant to cancellation rights granted by Airbus and 16 aircraft have been delivered through December 31, 2006. In January 2006, we exercised cancellation rights on a further six aircraft deliveries originally scheduled for delivery in 2008 and 2009, leaving nine firm aircraft remaining under the contract to be delivered in 2007.

        In 2005, through a wholly-owned special purpose company ("AerVenture"), we signed a letter of intent with Airbus for the forward purchase of 70 aircraft ("2005 Forward Order"). As discussed above, we consolidate the accounts of AerVenture as it is a variable interest entity for which we are the primary beneficiary.

        In December 2006, we placed an order with Airbus to acquire 20 new A330-200 widebody aircraft ("A330 Forward Order"). The delivery schedule for the A330 Forward Order includes ten aircraft to be delivered in 2009 and ten aircraft to be delivered in 2010.

        In connection with all three forward order contracts, we are required to make scheduled prepayments toward these future deliveries (see table in Note 5). A total amount of interest of $7,850, $3,084, $2,767 and $6,236 was capitalized with respect to these payments for the year ended December 31, 2004, the six months ended June 30, 2005, the period from June 27, 2005 to December 31, 2005 and the year ended December 31, 2006, respectively. As described in Note 16, because the contracted purchase prices of the aircraft at delivery under the 1999 Forward Order are in excess of the anticipated fair market value of the aircraft at delivery, we recognized an accrual for onerous contracts with respect to this forward order at the time of the 2005 Acquisition.

        Following is a summary of the movements in prepayments on flight equipment during the year ended December 31, 2004, the six months ended June 30, 2005, the period from June 27, 2005 to December 31, 2005 and the year ended December 31, 2006:

	AerCap B.V.		AerCap Holdings N.V.
	Year ended December 31, 2004	Six months ended June 30, 2005	Period from June 27 to December 31, 2005	Year ended December 31, 2006
Net book value at beginning of period	$160,624	$135,202	$—	$115,657
Fair value of acquired prepayments	—	—	119,200	—
Prepayments made	33,366	19,711	26,604	93,708
Prepayments applied against the purchase of flight equipment	(66,638)	(18,564)	(32,914)	(48,971)
Interest capitalized	7,850	3,084	2,767	6,236

Net book value at end of period	$135,202	$139,433	$115,657	$166,630

9. Investments

        Investments consist of the following at December 31:

	2005	2006
Subordinated debt investment in single aircraft owning company	$3,000	$3,000
25% equity investment in unconsolidated joint venture (AerDragon)	—	15,000

	$3,000	$18,000

        Our subordinated debt investment in a single aircraft owning company is accounted for at cost. Our 25% equity investment in an unconsolidated joint venture is accounted for under the equity method.

10. Intangible assets

        The following table presents details of amortizable intangible assets and related accumulated amortization and goodwill:

	As of December 31, 2005
	Gross	Accumulated amortization	Other	Net
Lease premiums	$45,134	$(6,563)	$—	$38,571
	As of December 31, 2006
	Gross	Accumulated amortization		Other		Net
Lease premiums	$56,510	$(16,869	)(a)	$(29,064	)(b)	$10,577
Customer relationships—parts	19,800	(890)				18,910
Customer relationships—engines	3,600	(883)				2,717
FAA certificate	1,100	(50)				1,050
Non-compete agreement	1,100	(125)				975

Net book value at end of period	$82,110	$(18,817)		$(29,064)		$34,229

(a)
Includes ($1,382) from the write-off of lease premium in connection with the sale of related aircraft.

(b)
Reduction of $17,431 and $5,386 inclusive of deferred tax effect determined through an iterative calculation due to elimination of valuation allowances in Ireland and the U.S., respectively existing at the date of the 2005 Acquisition (Note 17).

        The following table presents the changes to amortizable intangible assets during the periods indicated:

	Period from June 27, 2005 to December 31, 2005(c)	Year ended December 31, 2006
Net carrying value at beginning of period	$—	$38,571
Lease premiums acquired in 2005 Acquisition	45,134	—
Intangible assets acquired in AT Acquisition	—	25,600
Purchases of intangible lease premiums	—	11,376
Amortization	(6,563)	(10,872)
Disposals	—	(1,382)
Write-off of intangibles from decrease in tax valuation allowance (note 17)	—	(29,064)

Net carrying value at end of period	$38,571	$34,229

(c)
No intangible assets existed prior to this period.

10.    Intangible assets (continued)

        Future amortization of the intangible assets over the terms of their useful lives will be as follows:

Amortization of intangible assets
2007	$5,930
2008	5,791
2009	5,842
2010	4,012
2011	2,716
Thereafter	9,938

$34,229

        The remaining weighted average amortization period for the amortizable intangible assets is 90 months.

        We recognized goodwill of $38,199 in the AT Acquisition. As described below in Note 17, as a result of the AT acquisition, we reduced goodwill by $31,423 in connection with the reduction of a valuation allowance against our US tax assets.

11.    Inventory

        We had no inventory at December 31, 2005. Following are the major classes of inventory at December 31, 2006:

Engine and airframe parts	$66,486
Work-in-process	3,971
Airframes	2,005
Engines	10,349

$82,811

12. Derivative assets and liabilities

        We use a variety of derivative instruments to manage our exposure to interest rate and foreign currency risks. These derivative products can include interest rate caps, swaps, options and forward contracts.

        As of December 31, 2006 our interest rate swaps and caps had notional amounts of $2,500,000 and a fair value of $17,569. The variable benchmark interest rates associated with these instruments ranged from one to six-month LIBOR.

        We have not applied hedge accounting under SFAS 133, "Accounting for Derivatives", to any of our derivatives. The change in fair value of our derivatives, therefore, was recorded in income from continuing operations before income taxes and minority interests as a reduction of interest expense as specified below:

AerCap B.V.		AerCap Holdings N.V.
Year ended December 31, 2004	Six months ended June 30, 2005	June 27 to December 31, 2005	Year ended December 31, 2006
$19,913	$11,592	$20,813	$7,874

        Our agreement with the derivative counterparties requires a two-way cash collateralization of derivative fair values, except for those owned by ALS. Cash paid and received under such arrangements is included in restricted cash (note 3).

        The maximum length of time over which we are hedging our exposure to the variability in future cash flows for forecasted transactions, excluding those forecasted transactions related to the payment of variable interest on existing financial instruments, is 2016.

13. Other assets

        Other assets consisted of the following at December 31:

	2005	2006
Debt issuance costs	$36,510	$56,628
Other tangible fixed assets	2,431	12,437	(a)
Receivables from aircraft manufacturer	5,884	4,228
Prepaid expenses	2,711	5,491
Other receivables	3,885	13,648

	$51,421	$92,432

(a)
The increase in other tangible fixed assets and other receivables between 2005 and 2006 is due primarily to the acquisition of AeroTurbine.

        Amortization of debt issuance costs was $835, $885, $566 and $11,777 for the year ended December 31, 2004, the six months ended June 30, 2005, the period from June 27 to December 31, 2005 and the year ended December 31, 2006, respectively. The unamortized debt issuance costs at December 31, 2006 amortize annually from 2007 through 2018.

14. Accrued expenses and other liabilities

        Accrued expenses and other liabilities consisted of the following at December 31:

	2005	2006
Guarantee liability	$18,798	$15,668
Accrued expenses	31,294	42,681
Accrued interest	11,776	14,373
Lease deficiency	14,694	19,744

	$76,562	$92,466

        Guarantee liability—In 1996, we terminated lease agreements with two head lessors covering 12 A320 aircraft under which we were obligated as head-lessee. In connection with this early termination, we assigned our rights as sublessor under sublease agreements covering the 12 aircraft to the respective head lessors.

        In addition to the sublease assignments, we also issued guarantees to the head lessors covering the sublessee's obligations to the head lessors under the assigned subleases. We would be required to make payments under the guarantees if the sublessee were to default under the lease agreements with the head lessors. At December 31, 2006, the maximum amount which we could be required to pay is estimated at $31,074. The subleases and our obligations under the guarantees expire between the years 2007 and 2012. As referenced in Note 3, our potential obligations under the guarantees are secured by cash held in restricted bank accounts. This restricted cash is released back to us according to a set schedule as the sublessee fulfills its obligations under the leases.

        We have recognized a liability equal to the estimated fair value of the guarantee since the time we became obligated for the guarantee as a result of a previous company acquisition. At the date of the 2005 Acquisition, we adjusted the fair value of the guarantee obligation in connection with the purchase accounting.

        Lease deficiency—Lease deficiency represents lease rates for current lease contracts which are below current market rentals for the applicable aircraft at the time of purchase. The lease deficiency amortizes over the remaining term of the related lease agreements as a non-cash increase in lease revenue. The remaining weighted average amortization period for the lease deficiency is 29 months.

15. Debt

        Debt consisted of the following as of December 31:

	2005	2006	Weighted average interest rate December 31, 2006	Maturity
ECA-guaranteed financings	$570,950	$567,900	5.49%	2007-2018
JOL financings	149,037	100,261	5.64%	2007-2015
Pre-delivery payment facility	—	8,130	7.00%	2007-2010
UBS revolving credit facility	—	234,577	7.84%	2007-2012
AT revolving credit facility	—	65,688	6.87%	2007-2011
GATX portfolio acquisition facility	—	218,399	6.79%	2007-2013
ALS securitization debt (G1, G2, C and D classes)	946,047	844,308	6.33%	2007-2016
Commercial bank debt	335,583	353,725	6.41%	2007-2019
Capital lease obligations	24,606	—	—	—
Capital lease obligations under defeasance structures	146,772	162,151	5.72%	2007-2010

	$2,172,995	$2,555,139

        The weighted average interest rate in the table above includes the impact of derivative instruments which we hold to hedge our exposure to interest rates.

        Aggregate maturities of debt and capital lease obligations during the next five years and thereafter are as follows:

Debt maturing
2007	$390,945
2008	277,676
2009	241,931
2010	316,128
2011	145,007
Thereafter	1,183,452

$2,555,139

        ECA-guaranteed financings—In April 2003, we entered into an $840,000 export credit facility ("ECA Facility") for the financing of up to 20 A320 Airbus Family aircraft up to December 31, 2005. Funding under the facility is provided by commercial banks, but the repayment is guaranteed by European export credit agencies ("ECAs"). In January 2006, the ECA Facility was amended and extended to cover an additional nine aircraft and its size increased to a maximum of $1,215,000 for a further three years. The terms of the lending commitment in the ECA Facility are such that the ECAs only approve funding for aircraft that are due for delivery on a six-month rolling basis and have no obligation to fund deliveries beyond that time frame. The margin over three-month Libor ranges from 0.25% for aircraft delivered under the original facility and 0.12% for those aircraft delivered following the January 2006 amendment. We are obligated to repay principal on ECA loans over a 12-year term. The ECA Facility contains certain net worth financial covenants, a breach of which would cause us to lose some of our operational flexibility under our leases, such as a requirement to grant pledges over certain bank accounts to the lenders under the ECA Facility. In addition, all loans under the ECA Facility contain change of control provisions that grant the lenders the right to prepayment of their loans in the event of a change of control affecting us, unless the lenders consent to the change of control.

        The security structures of the ECA-guaranteed debt require that legal title to the aircraft be transferred to and held by a special purpose company controlled by the lenders. We have entered into head lease agreements on the subject aircraft which transfer the risk and rewards of ownership of the aircraft to us. Aircraft subject to these structures are recorded as flight equipment held for operating lease on our balance sheets. The obligations outstanding under the ECA financings are secured by a pledge of our shares to the lenders which hold legal title to the aircraft financed under the ECA Facility. The obligations of each of our aircraft-owning special purpose companies under the ECA Facility are guaranteed by us.

        At December 31, 2006, we had financed 17 aircraft under the ECA Facility, plus four aircraft financed under ECA financings prior to the April 2003 facility agreement. The net book value of aircraft pledged to the ECAs under the ECA Facility and the previous ECA loans was $598,366 at December 31, 2006.

        JOL Financings—We have entered into several Japanese operating lease ("JOL") finance structures to finance aircraft acquisitions. Funding under these structures is provided through a combination of senior commercial bank debt and subordinated loans from Japanese investors. The interest rate on the subordinated loans is fixed and the interest rate on the senior loans are variable based on three- and six-month LIBOR with spreads ranging from 0.25% to 1.35%. The security structures of the JOL financings require that legal title to the aircraft be transferred to and held by a special purpose company controlled by the respective lenders. We have entered into head lease agreements on the subject aircraft which transfer the risks and rewards of ownership of the aircraft to us. Aircraft subject to these structures are recorded as flight equipment held for operating lease on our balance sheets. The obligations outstanding under the JOL financings are secured by a pledge of our shares to the lenders which hold legal title to the aircraft financed under the JOL financings. The obligations of each of the aircraft-owning special purpose companies under the JOL financings are guaranteed by us. All loans under the JOL financings contain change of control provisions that grant the lenders the right to prepayment of their loans in the event of a change of control, affecting us unless the lenders consent to the change of control. At December 31, 2006, we had financed three aircraft under JOL structures. The net book value of aircraft pledged in connection with the JOL financings was $89,671 at December 31, 2006.

        Pre-delivery Payment Facility—Our consolidated joint venture, AerVenture, entered into a credit facility in 2006 with Calyon to finance a portion of the pre-delivery payments owed to Airbus in connection with AerVenture's purchase of 70 A320 aircraft from Airbus in an amount up to $118,900 ("AerVenture Facility"). Prior to drawing on the facility, AerVenture will pay, on average, 54% of the pre-delivery payment amount owed for each aircraft to be delivered in 2007, 60% of such amounts for each aircraft to be delivered in 2008 and 42% of such amount for each aircraft to be delivered in 2009. AerVenture must repay the lenders for the amounts drawn for the pre-delivery payment for each aircraft at the delivery date of that aircraft or, if the aircraft is not delivered on the scheduled delivery date, within three months of the scheduled delivery date. Borrowings under the AerVenture Facility are secured by, among other things, the partial assignment of the airframe and engine purchase agreements in respect of the 30 aircraft covered by the facility, including the right to take delivery of the aircraft where Calyon has provided the pre-delivery payments and the aircraft remains undelivered. The AerVenture Facility contains customary affirmative and financial covenants for secured financings. We have agreed to maintain a minimum of 25% of the shares of AerVenture until the AerVenture Facility is fully repaid. Under the AerVenture facility, AerVenture is required to maintain a minimum net worth and a debt to equity ratio below a specified threshold.

        UBS Revolving Credit Facility—AerFunding 1 Limited ("AerFunding") is a special purpose company incorporated with limited liability in Bermuda. The share capital of AerFunding is owned 95% by a charitable trust and 5% by AerCap Ireland. AerFunding was formed for the purpose of acquiring used aircraft. AerFunding entered into a non-recourse senior secured revolving credit facility during 2006 in the aggregate amount of up to $1,000,000 with a syndicate of financial institutions led by UBS. The revolving loans under the credit facility are divided into three classes: class A loans, which have a maximum advance limit of $715,000, class B loans, which have a maximum advance limit of $180,000, and class C loans, which have a maximum advance limit of $105,000. In addition to borrowings under the revolving credit facilities, AerFunding also issued subordinated notes to us in connection with each aircraft purchase. Borrowings under the revolving credit facility can be used to finance between 72% and 84% of the appraised value of the acquired aircraft or, in the case of Boeing 737NG and Airbus A320 family aircraft, between 85% and 86% of the lower of the purchase price and the appraised value of the acquired aircraft. In addition, the revolving credit facility may also be used to fund value enhancing expenditures and required liquidity reserves. All borrowings under the revolving credit facility are subject to the satisfaction of customary conditions and restrictions on the purchase of aircraft that would result in our portfolio becoming too highly concentrated, with regard to both aircraft type and geographical location. Borrowings under the revolving credit facility are secured by, among other things, security interests in and pledges or assignments of equity ownership and beneficial interests in all of the subsidiaries of AerFunding, as well as by AerFunding's interests in the leases of its assets.

        The UBS revolving credit facility includes general and operating covenants that restrict additional indebtedness being incurred by the AerFunding subsidiaries that own the related aircraft, the payment of dividends and other limitations which are customary for such credit facilities.

        At December 31, 2006, we had financed ten aircraft under the UBS revolving credit facility. The net book value of the ten aircraft pledged to lenders under the credit facility was $295,191 at December 31, 2006.

        AeroTurbine Revolving Loan Facility—In connection with our initial public offering and the prepayment of AeroTurbine's then-existing senior and subordinated debt owed to Calyon with the proceeds of our initial public offering, we amended and restated AeroTurbine's credit facilities and increased the capacity under the revolving loan facility to $220,000. Borrowings under the revolving loan facility are secured by security interests in and pledges or assignments of all the shares and other ownership interests we held in AeroTurbine and its subsidiaries, as well as by all assets of AeroTurbine and its subsidiaries. The revolving loan facility contains a number of covenants that, among other things, restrict, subject to certain exceptions, the ability of AeroTurbine to incur additional indebtedness; create liens on assets, including assets financed with proceeds from the revolving loan facility; make advances, loans, extensions of credit, guarantees, capital contributions or other investments; engage in mergers or consolidations; engage in certain sale-leaseback transactions; change the business conducted by AeroTurbine and its subsidiaries; and make certain capital expenditures. Additionally, the revolving loan facility includes a restriction in AeroTurbine's ability to declare or pay dividends or other asset distributions to other group companies above a certain defined threshold. The revolving loan facility also requires AeroTurbine to maintain certain minimum debt-to-earnings and earnings-to-expenses ratios. All of AeroTurbine's tangible assets of approximately $328,332 at December 31, 2006 are pledged as collateral for the revolving loan facility.

        GATX Portfolio Acquisition Facility—In connection with the purchase of a portfolio of up to 25 aircraft from GATX, our consolidated subsidiary entered into a senior secured loan facility in the aggregate amount of up to $248,000 with Calyon and certain other financial institutions. Borrowings under the senior facility can be used to finance the lesser of 70% of the purchase price of each aircraft and a scheduled percentage of loan amounts related to such aircraft. Borrowings under the senior facility are secured by mortgages on the aircraft and security interests in and pledges or assignments of all the shares and other ownership interests we hold in the borrower and its subsidiaries, as well as their bank accounts and lease interests. The senior facility includes general and operating covenants that restrict the borrower from incurring additional indebtedness and other limitations which are customary for such credit facilities. At December 31, 2006, we had financed 24 aircraft under the loan facility. The net book value of the 24 aircraft pledged to lenders under the loan facility was $316,793 at December 31, 2006.

        ALS Securitization Debt—ALS is a special purpose company incorporated with limited liability in Jersey, Channel Islands, on August 10, 2005. The share capital of ALS is owned 95% by Jersey charitable trusts and 5% by AerCap Ireland. ALS was formed for the purpose of raising securitized debt financing on 42 of our aircraft which were not then subject to other secured financings. On September 15, 2005, ALS issued five subclasses (G-1A, G-2A, C-1, D-1 and E-1) of securitized notes secured by the 42 aircraft. The class G-1A, class G-2A and class C notes and a portion of the class D notes were issued to public investors for cash upon closing. The remaining class D notes were issued to public investors subsequent to closing. The class E notes are held by us. The net book value of the 42 aircraft pledged as collateral for the securitization debt was $949,474 at December 31, 2006.

        ALS is bankruptcy-remote from us and the lenders to ALS may only look to proceeds derived from the 42 ALS aircraft for repayment. The indenture, which governs the securitized notes, requires that ALS hold a designated amount of cash aside in restricted accounts for future cash flow requirements. All cash held by ALS is recorded as restricted cash on our balance sheets. The indenture also requires ALS to comply with a number of general and operating covenants including, but not limited to the following:

  •
  Limitations on aircraft modifications, acquisitions and disposals.

  •
  Limitations on transactions with us and our affiliates.

  •
  Maintenance of separate existence.

  •
  Compliance with concentration limits with regard to financial strength, regional location and country of lessees.

        Commercial Bank Debt—We have entered into various commercial bank financings to fund the purchase of individual or small groups of aircraft. The financings mature at various dates through 2019. The interest rates are a mix of one-, three- and six-month LIBOR-based with spreads ranging from 0.95% to 1.80%. The financings are secured by a pledge of the shares of the subsidiaries owning the related aircraft and a guarantee from us. Most of our commercial bank debt contains affirmative covenants customary for secured financings, such as the regular provision of financial information and disclosure of material events affecting us, among others. At December 31, 2006, we had financed 14 aircraft under commercial bank financings. The net book value of the 14 aircraft pledged to commercial bank financings was $438,634 at December 31, 2006.

        Capital Lease Obligations—We are obligated under capital lease agreements involving four aircraft that originated from sale-leaseback transactions. Our obligations under these capital leases are defeased through interest bearing receivables held by the lenders to the sale-leaseback structures. We have also incurred additional commercial debt financing of $108,929 at December 31, 2006 secured by these four aircraft. The net book value at December 31, 2006 of the four aircraft securing the capital lease obligations was $144,325, which is also included in the net book value of aircraft securing commercial bank debt above. Depreciation of $8,858, $3,084, $4,429 and $6,169 has been charged on these assets during the year ended December 31, 2004, the six months ended June 30, 2005, the period from June 27, 2005 to December 31, 2005 and the year ended December 31, 2006, respectively. The future minimum lease payments under the capital leases, together with the scheduled return of principal amounts in related defeased structures are as follows:

	Rental commitments	Defeased notes receivable	Net rental Commitments
2007	$11,456	$11,456	—
2008	50,865	50,865	—
2009	6,154	6,154	—
2010	121,653	121,653	—

	190,128	190,128	—
Less amount representing interest	(27,977)	(27,977)	—

Present value of minimum payments	$162,151	$162,151	—

        During 2006, we purchased an aircraft that was previously subject to a capital lease and terminated the capital lease obligation. The purchase consideration represented a discount of $8,263 to the carrying value of our capital lease obligation. In accordance with FIN 26, "Accounting for Purchase of a Leased Asset by the Lessee during the Term of the Lease an interpretation of FASB Statement No. 13," the amount of the discount has been applied to reduce the net book value of the related aircraft.

        At December 31, 2006, we had also issued letters of credit in an amount of $44,556 in support of certain obligations. All issued letters of credit are fully cash collateralized with restricted cash. In addition, at December 31, 2006, we had committed credit facilities of $922,300 and an on-demand overdraft facility of $10,000, which were undrawn.

        A total amount of capitalized interest of $7,850, $3,084, $2,767 and $4,888 reduced interest expense in respect of the prepayments on flight equipment (Note 8) for the year ended December 31, 2004, the six months ended June 30, 2005, the period from June 27, 2005 to December 31, 2005 and the year ended December 31, 2006, respectively.

16. Accrual for onerous contracts

        Accrual for onerous contracts consisted of the following items, which are described below at December 31:

	2005	2006
Lease-in, lease-out transactions	$86,148	$72,959
1999 Forward Order	66,486	38,374

	$152,634	$111,333

        Lease-in, Lease-out transactions—At December 31, 2006, we leased in 11 aircraft from several different lessors under operating head leases that mature between 2008 and 2012. We have entered into sublease agreements with several different customers covering these same 11 aircraft. In all cases, the lease termination dates of the subleases are matched to the lease termination dates under the head leases. The contracted sublease receipts, however, are insufficient to cover our monthly obligations under the head leases. These transactions are recorded at their net present value as a result of purchase accounting.

        We have established a liability equal to the difference between the present value of head lease expenses and the present value of sublease revenue, discounted at appropriate discount rates. The amount of this liability amortizes to income monthly on a constant yield basis as we meet our obligations under the head leases.

        Following is a summary of the undiscounted contracted minimum lease payments under the respective head leases and subleases:

	Head lease payments	Sublease Receipts
2007	$39,129	$23,748
2008	34,640	20,368
2009	28,339	15,858
2010	25,652	15,708
2011	24,911	15,708
Thereafter	21,745	10,573

	$174,416	$101,963

        As referenced in Note 3, we are required, in some instances, to maintain deposits in restricted accounts or to cash-back letters of credit which are security to the respective headlessors for our obligations under the LILO transactions.

        Forward order contract—As indicated in Note 8, we are committed for the purchase of nine firm aircraft under the 1999 Forward Order contract for delivery in 2007. The purchase price of these aircraft will be determined at the date of delivery. The final price depends upon the specification of the aircraft and the level of escalation applied to the contracted price which is dependent upon economic indices. An amount of $63,433, exclusive of capitalized interest, was prepaid in respect of delivery of these aircraft at December 31, 2006. Because the contracted purchase prices of the aircraft at delivery are in excess of the anticipated fair market value of the aircraft at delivery, we have recognized an accrual for onerous contracts with respect to the forward order. The accrual was recognized at the date of the 2005 Acquisition as the excess of the net present value of costs to be incurred under the contract over the estimated fair value of the aircraft at delivery.

17. Income taxes

        We have subsidiaries in a number of tax jurisdictions, principally, The Netherlands, Ireland, the United States of America and Sweden. Income tax expense by tax jurisdiction is summarized below for the periods indicated.

	AerCap B.V.		AerCap Holdings N.V.
	Year ended December 31, 2004 (adjusted)	Six months ended June 30, 2005 (adjusted)	June 27 to December 31, 2005 (adjusted)	Year ended December 2006 (adjusted)
Deferred tax expense (benefit)
The Netherlands	$(12,124)	$(2,943)	$9,836	$25,965
Ireland	11,411	2,155	890	11,020
United States of America	—	—	—	(8,044)
Sweden	—	—	—	(9,010)
Other	495	324	(83)	(115)

	(218)	(464)	10,643	19,816
Current tax (benefit) expense
United States of America	(6)	(92)	(39)	1,430

Income tax expense	$(224)	$(556)	$10,604	$21,246

        Reconciliation of statutory income tax expense to actual income tax expense is as follows:

	AerCap B.V.		AerCap Holdings N.V.
	Year ended December 31, 2004 (adjusted)	Six months ended June 30, 2005 (adjusted)	June 27 to December 31, 2005 (adjusted)	Year ended December 2006 (adjusted)
Income tax (benefit) expense at statutory income tax rate(a)	$(36,953)	$4,800	$19,015	$38,376
Increase (reduction) in tax resulting from:
Tax exempt (income) expense	39,724	—	—	18,813
Reduction of Netherlands corporate tax rate(b)	—	—	—	6,158
Non-taxable results of limited partnership operations	—	—	(6,123)	(12,421)
Reduction in Swedish valuation allowance	—	—	—	(9,010)
Tax on global activities	(2,995)	(5,356)	(2,288)	(20,670)

	36,729	(5,356)	(8,411)	(17,130)

Actual income tax expense	$(224)	$(556)	$10,604	$21,246

(a)
The statutory income tax rates in The Netherlands were 34.5% for the year ended December 31, 2004, 31.5% for the six months ended June 30, 2005 and the period from June 27, 2005 to December 31, 2005 and 29.6% for the year ended December 31, 2006.

(b)
The Netherlands corporate income tax rate dropped to 25.5% effective January 1, 2007. As a result, we recognized a reduction to our related deferred tax asset through a charge to the income tax provision.

        The calculation of income for tax purposes differs significantly from book income. Deferred income tax is provided to reflect the impact of temporary differences between the amounts of assets and liabilities for financial reporting purposes and such amounts as measured under tax law in the various jurisdictions where we operate. Tax loss carryforwards and accelerated tax depreciation on flight equipment held for operating leases give rise to the most significant timing differences. In addition, our U.S. subsidiaries have significant timing differences in respect of payments and receipts under the lease-in, lease-out transactions described in Note 16 and timing differences with respect to capitalized expenses.

        The following tables describe the principal components of our deferred tax assets and liabilities by jurisdiction at December 31, 2005 and 2006.

	December 31, 2005 (adjusted)
	The Netherlands	Ireland	U.S.	Sweden
Depreciation/Impairment	$(57,608)	$(155)	$(1,566)	—
Prepayments on flight equipment	(4,297)	—	—	—
Lease premium asset	9,131	1,017	—	—
Lessee receivables	—	—	8,130	—
Loss-making contracts	(21,401)	—	(29,068)	—
Obligations under capital leases and debt obligations	—	(8,136)	—	—
Capitalized expenses	—	—	(1,229)	—
Investments	39,827	(2,500)	—	—
Losses and credits forward	(22,072)	(50,925)	(5,616)	$(8,829)
Other	1,987	(1,611)	(4,823)	—
Valuation allowance on tax assets	—	17,431	34,172	8,829

Net deferred tax (asset) liability	$(54,433)	$(44,879)	$—	$—

	December 31, 2006 (adjusted)
	The Netherlands	Ireland	U.S.	Sweden
Depreciation/Impairment	$(42,507)	$2,922	$27,242	$—
Prepayments on flight equipment	(2,503)	—	—	—
Intangibles	—	—	8,927	—
Lessee receivables	—	—	(1,807)	—
Inventory	—	—	2,145	—
Loss-making contracts	(9,785)	—	(21,097)	—
Obligations under capital leases and debt obligations	—	(7,881)	—	—
Capitalized expenses	—	—	(1,275)	—
Investments	25,389	(2,500)	—	—
Losses and credits forward	(7,098)	(44,303)	(7,236)	(9,010)
Other	48	911	(3,720)	—
Valuation allowance on tax assets	—	—	—	—

Net deferred tax (asset) liability	$(36,456)	$(50,851)	$3,179	$(9,010)

        The change in the valuation allowance for the deferred tax asset has been as follows:

	AerCap B.V.	AerCap Holdings N.V.
	Six months ended June 30, 2005	June 27 to December 31, 2005	Year ended December 31, 2006
Valuation allowance at beginning of period	$83,697	$64,138	$60,432
Reduction of allowance to income tax provision	(19,559)	(3,706)	(9,010)
Reduction of allowance to intangible assets	—	—	(22,817)
Reduction of allowance to goodwill	—	—	(30,058)
Increase of allowance to income tax provision	—	—	1,453

Valuation allowance at end of period	$64,138	$60,432	—

The Netherlands

        The majority of our Netherlands subsidiaries are part of a single Netherlands fiscal unit and are included in a consolidated tax filing. Due to the existence of loss carry-forwards and accelerated tax depreciation, no current tax expense arises with respect to our subsidiaries in The Netherlands. Deferred income tax is calculated using The Netherlands corporate income tax rate legislated to be in effect when the temporary differences reverse, 25.5%.

Ireland

        Our aircraft owning and principal operating Irish resident subsidiaries enjoyed the benefit of a 10% rate of corporate tax on qualifying trading activities until December 31, 2005. After December 2005, the enacted tax rate is 12.5%. Some of the Irish entities have significant loss carryforwards at December 31, 2006 which give rise to deferred tax assets. The availability of these loss carryforwards does not expire with time. Due to the existence of these loss carryforwards and deferred tax benefits related to accelerated tax depreciation, no Irish tax charge arose during the year. At December 31, 2005, we maintained valuation allowances against a portion of our Irish tax loss carryforwards due to the uncertainty of generating sufficient taxable profits in the future to utilize all of the loss carryforwards. Based on projected taxable profits in our Irish subsidiaries, including the anticipated interest income to be received from ALS securitization notes which we hold and the interest to be received by our Irish subsidiaries on loans transferred to Ireland in connection with our change in corporate structure described in Note 1, we now expect to recover the full value of our Irish tax assets and have eliminated the previous valuation allowance at December 31, 2006. In accordance with SFAS 109, Accounting for Income Taxes, the offsetting entry to the reduction in the valuation allowance which was established at the 2005 Acquisition, reduced the intangible lease premium asset that was recognized at the time of the 2005 Acquisition.

United States of America

        Our U.S. subsidiaries are assessable to federal and state U.S. taxes. Prior to our acquisition of AeroTurbine, our U.S. subsidiaries had significant timing differences and net operating loss carryforwards available to offset future federal taxable profits and no current tax charge arose in those prior periods. Following a change of ownership of the U.S. Company in November 2000, and the change of control at the 2005 Acquisition, certain restrictions, under Section 382 of the IRS tax code, were imposed on the future utilization of tax loss carryforwards in existence at those dates. Due to these restrictions and forecasts of taxable losses in future periods, no tax asset had been recognized for these losses or other future deductible differences at the 2005 Acquisition. Between the 2005 Acquisition and December 31, 2005, we generated $5,616 of net losses, which would begin to expire in 2025. Based on projections of taxable income in the U.S. at December 31, 2005, however, the realizability of any portion of these deferred tax assets was unlikely and a full valuation allowance was established at December 31, 2005 related to these tax losses.

        As a result of the AeroTurbine acquisition, our projections of future taxable income of the U.S. group indicate we will generate sufficient taxable income to recover the full value of all future deductible differences and all tax losses accruing after the 2005 Acquisition. Based on these projections, we have eliminated our U.S. valuation allowance at December 31, 2006. In accordance with SFAS 109, the offsetting entry to the reduction in the valuation allowance which was established at the 2005 Acquisition, reduced the remaining intangible lease premium asset of $5,386 recognized at the time of the 2005 Acquisition and then reduced goodwill recognized in the AeroTurbine Acquisition of $30,058.

        Beginning with the tax year ending December 31, 2006, we will file a consolidated federal income tax return in the U.S. which will include the accounts of AeroTurbine. Section 384 of the IRS code restricts the use of net operating losses of an acquiring entity to offset recognized built-in gains of an acquired entity in certain circumstances. As a result of recognized built-in gains from the operations AeroTurbine in the period between the AeroTurbine Acquisition and December 31, 2006 which exceed the losses of the consolidated U.S. group during the same period, we expect to pay current federal and state income taxes of $1,430 related to 2006.

Sweden

        Our Swedish entities have significant loss carryforwards at December 31, 2006 which give rise to deferred tax assets. The availability of these loss carryforwards does not expire with time. Due to the availability of these loss carryforwards to offset taxable income, no Swedish tax charge arose during the year. Based on projected taxable profits in our Swedish subsidiaries we expect to recover the full value of our Swedish tax assets and have eliminated the previous valuation allowance at December 31, 2006. As the intangible lease premium asset that was recognized at the time of the 2005 Acquisition was completely reduced by the release of the Irish and U.S. valuation allowances, the offsetting entry to the reduction in the Swedish valuation allowance which was established at the 2005 Acquisition, reduced the provision for income taxes in accordance with SFAS 109, Accounting for Income Taxes.

18. Share Capital

        From the date of our acquisition of AerCap B.V. to just prior to our initial public offering, we were a Netherlands limited partnership under the name of AerCap Holdings C.V. with $370,000 of partnership capital held by four limited partners and one general partner, all located in Luxembourg. In anticipation of our initial public offering, AerCap Holdings N.V. was formed with 45,000 shares held by the same Luxembourg entities. AerCap Holdings N.V. issued one additional share to acquire all of the assets and liabilities of AerCap Holdings C.V. in a common control transaction after which, AerCap Holdings C.V. was liquidated. On November 10, 2006, we effected a 1,738.6 for one stock split resulting in total shares issued and outstanding of 78,236,957 and reduced the par value of each common share from €1.00 to €.01. Because our conversion from a Netherlands limited partnership to a Netherlands public limited liability company was accomplished in a common control transaction, we have retroactively reflected our capital structure during the period when our group was owned by AerCap Holdings C.V. (limited partnership) as if it were owned by AerCap Holdings N.V. based on 78,236,957 shares outstanding.

        On November 21, 2006, we sold 6.8 million shares at $23 per share in an initial public offering. We received net proceeds of $143,017 after deducting underwriting discounts and commissions and offering expenses payable by us. We used the net proceeds from the initial public offering plus existing cash to retire $168,600 of senior and subordinated debt of AeroTurbine. In connection with the early retirement of this debt, we wrote off $3,300 of debt issuance costs and paid prepayment penalties of $1,686.

        As of December 31, 2006, our authorized share capital consisted of 200,000,000 common shares with a par value of €.01 with 85,036,957 issued and outstanding.

        As described in Note 15, the ability of our wholly-owned subsidiary, AeroTurbine, to declare and pay dividends to us of cash or other assets, above a certain threshold is restricted under the terms of its revolving loan facility. Our consolidated shareholders' equity includes shareholders' equity attributable to AeroTurbine of $258,483.

19. Share-based compensation

        Effective June 30, 2005, Bermuda holding companies ("Bermuda Parents") which indirectly owned 100% of our equity interests put into place an Equity Incentive Plan ("Equity Plan") under which members of our senior management, Board of Directors and an employee of Cerberus (the "participants") can be granted either restricted shares or share options ("Equity Grants") in the Bermuda Parents. The Bermuda Parents from which the restricted shares and share options have been granted were formed with identical capital structures (95% preferred shares and 5% common shares) and each have an equal percentage indirect ownership interest in us, representing an aggregate 100% of our ownership interest in us prior to our initial public offering and 69.3% after our initial public offering. The Bermuda Parents do not own any other significant assets or conduct any other significant activities outside of their indirect investment in us and the value of the Bermuda Parents is derived exclusively with reference to the value of our shares.

        We apply the provisions of SFAS 123(R), "Share-based payment" in accounting for the Equity Grants. In addition to formal vesting restrictions, the terms of the Equity Grants contain provisions which allow the Bermuda Parents to repurchase any restricted shares or shares obtained through the exercise of options upon the occurrence of certain employment termination events or cessation of service on the board of directors for share options issued to our independent directors. All holders of Equity Grants signed a Share Agreement in connection with our initial public offering which gives each of them the right to exchange their Bermuda Parent shares or share options for our shares or options on our shares directly with the Bermuda Parents. Such right is not exercisable until November 27, 2008. The Share Agreement also restricts all such holders from selling or pledging their interests in the

Bermuda Parents. At the expiration of the two-year period, the participants will not be restricted from selling their interests in our shares.

        In December 2005, restricted shares and share options were issued to members of our senior management and an employee of Cerberus. The terms of the Equity Grants contain provisions which allow the Bermuda Parents to repurchase any restricted shares or shares obtained through the exercise of options at no cost upon the occurrence of certain employment termination events. According to the terms of these Equity Grants, the options were to vest and certain restrictions on the restricted shares were to lapse during the period from June 2005 to December 2009 according to certain time and performance criteria. As set forth in the restricted share and option agreements, all share options vested and all restrictions on restricted shares lapsed (other than the repurchase rights referred to above), upon the closing of our initial public offering. The fair value of the shares and options issued in December 2005 were calculated with reference to the transaction price for the 2005 Acquisition on June 30, 2005 and considered all factors effecting the value between that date and the grant date. For all shares and share options except those held by an employee of Cerberus, expense recognition under SFAS 123(R) is based on the grant date fair value. The share-based compensation for the employee of Cerberus is based on the mark-to-market value of the underlying shares at each reporting date. Despite the formal vesting of these restricted shares and share options at the date of our initial public offering, expense recognition of these Equity Grants will be recognized between the date of our initial public offering and two years from that date, which is the date that the holders can exchange their Bermuda holding company shares for shares in our company and sell them in the market. This period of two years represents the period of "substantial vesting" under SFAS 123(R).

        On April 26, 2006, (the date of the AT Acquisition) the selling shareholders of AT purchased restricted shares in the Bermuda Parents. These restricted shares were subject to certain time and performance criteria similar to the December 2005 grants. The agreements which govern the restricted shares allow the Bermuda Parents to call the restricted shares and allow the employees to put their shares back to the Bermuda Parents at fair market value upon the occurrence of certain employment termination events. In connection with our initial public offering, all restrictions on these restricted shares, other than the put and call rights referred to above, lapsed.

        On August 21, 2006 and September 5, 2006 the Bermuda Parents issued stock options under the Equity Plan to three members of the Company's senior management. The options vest over a four-year period of time according to both time and performance-based criteria. Twenty-percent of the options vested upon our initial public offering and another 20% vested on December 31, 2006 based on achievement of performance measures. All of the options issued vest upon a change of control. The option agreements contain provisions which allow the Bermuda Parents to repurchase any shares obtained through the exercise of options at the lower of fair market value or the exercise price paid upon the occurrence of certain employment termination events.

        On September 5, 2006, the Bermuda Parents granted options under the Equity Plan to four non-executive directors of the Company. The options granted to the directors are not subject to vesting criteria and are exercisable for a period of ten years. The Bermuda Parents have the right to repurchase any shares acquired through the exercise of options at fair market value within 90 days of the conclusion of any director's term on the board of directors.

        Since all of the Equity Grants outstanding are shares or share options in the Bermuda Parents and since the right of the holders of the Equity Grants to exchange their shares in the Bermuda Parents for our shares after the two-year period is not directly with us, the existence of the restricted share and share options is not dilutive to our share ownership.

        The fair values of all shares and share options granted in 2006 as described above were calculated assuming the midpoint valuation of our shares held by the Bermuda Parents in connection with the initial public offering of our shares. To this value, a discount for lack of marketability ("DLOM") was applied to reflect the fact that (i) the shares being valued represent an illiquid minority interest in a closely-held indirect holding company without access to a recognized market and (ii) the shares are subject to significant restrictions which prevent their transfer or pledge. The application of a DLOM was supported by empirical data from studies of restricted shares and pre-IPO studies of share prices. In addition, the DLOM was supported by a "put-option" analysis which calculates the inherent difference in value between a freely traded share and an illiquid, restricted share.

        With the exception of 25% of the restricted shares purchased by the AT executive, a DLOM of 20% was applied in the April 2006 valuation supporting the issuance of shares to the two AT executives. Because the AT executives had control over an employment termination right that would allow them to put the shares at fair market value to the Bermuda Parents immediately upon vesting, 25% of the shares purchased qualified as a liability award and the value of those shares was subject to mark-to-market movements until September 19, 2006, when the put right was modified through an amendment to the restricted share purchase agreement. A DLOM of 10% was applied to the valuation supporting the issuances in August and September 2006 and the 25% tranche held by the AT executives. The decrease of the DLOM between the two valuation dates reflects the increased probability of a successful public offering of our shares and the resulting closer proximity to a liquid market for shares in the Bermuda Parents.

        In accordance with SFAS 123R, the amount of compensation expense recognized for restricted shares is derived with reference to the excess of fair market value of the shares at the date of grant (or the date of the amendment related to the 25% fourth tranche held by the AT executives) over the price paid. The amount of expense recognized with respect to share options is based on the fair value of the option using the share valuation method described above and then applying a Black-Scholes option pricing model to the underlying share value. The value of each of the Equity Grants is recognized on a straight-line basis over the applicable vesting periods.

        For options valued with a Black-Scholes option pricing model, we have used the following assumptions:

Volatility	38.25% - 39.90%
Expected life	5.00 - 5.93 years
Risk-free interest rate	4.67% - 4.72%
Dividend yield rate	0.00%

        Since our shares had not traded in the public market, we derived our volatility assumptions by comparison to peer group companies. The expected life represents the period of time the options are expected to be outstanding. The risk free rate is based on the U.S. Treasury yield curve in effect at the time of grant and which has a term equal to the expected life of the options. The expected dividend yield is based on our history of not paying regular dividends in the past and our current intention not to pay regular dividends in the foreseeable future. The differing volatilities and interest rates used result from the differences in expected life among the different tranches of stock options valued.

        The offsetting entry for the compensation expense recognized for Equity Grants is to additional paid-in capital with no resulting effect on total shareholders' equity, other than the positive effect of the deferred tax benefit ($10,291) related to the tax deductible portion of share-based compensation charges.

        A summary of issuances under the Equity Plan at December 31, 2006 is set forth below. Because the number of shares and share options under the Equity Plan are shares and share options of the Bermuda Parents, ownership interests in the table below have been stated as the equivalent number of our shares which are represented by the Bermuda Parent shares at December 31, 2006.

		Current indirect equity interest (a), (b)
							Expense recognized in the year ended December 31, 2006 (f)
					Grant Date Fair Value
	Grant Date	Shares	Options
December 2005 Grant (executives)	December 29, 2005	3,898,085	1,535,446		$3,056	(c)	$3,134
AT Executive Issuance	April 26, 2006	3,758,529	—		70,125		70,125
Senior Management Issuance	August 21 / September 5, 2006	—	980,004	(e)	9,712	(d)	1,453
Independent Director Issuance	September 5, 2006	—	252,587	(e)	3,923		3,923

		7,656,614	2,768,037		$86,816		$78,635

(a)
On a fully-diluted basis assuming all options vest and are exercised.

(b)
In addition to shares granted under the Equity Plan, members of management have purchased Bermuda holding company shares indirectly representing 186,389 of our common shares.

(c)
Excludes the fair value of 270,325 indirect shares owned by an employee of Cerberus whose value is determined under FAS 123(R) based on the mark-to-market value at each reporting date.

(d)
Excludes the fair value of 367,502 indirect options where vesting is determined with respect to future performance criteria which has not yet been established. The share-based compensation charges for these options will be determined when those criteria are formally established.

(e)
These indirect options are subject to an exercise price of $7.00 per share.

(f)
For those shares and share options which have a grant date under SFAS 123(R) (excluding options which vest according to yet-to-be established performance criteria and restricted shares held by an employee of Cerberus), we expect to record share-based compensation of $5,190, $4,716 and $347 in 2007, 2008 and 2009, respectively.

        Following is a summary of the issuances of new restricted shares and share options under the Equity Plan and the substantive vesting of such restricted shares and share options during the year ended December 31, 2006. All share numbers are calculated on a fully-diluted basis assuming the vesting, exercise and conversion to shares of AerCap Holdings N.V.

19. Share-based compensation (continued)

	Unvested Restricted Shares/Options Not Subject to a Strike Price	Unvested Options Subject to a $7.00 Strike Price
Balance at January 1, 2006	5,433,531	—
Issuance of restricted shares in connection with AeroTurbine Acquisition	3,758,529	—
Issuance to senior management		980,004
Substantive vesting during year	(5,645,100)	(392,002)

Balance at December 31, 2006	3,546,960	588,002

        On October 31, 2006, we implemented an equity incentive plan that is designed to promote our interests by enabling us to attract, retain and motivate directors, employees, consultants and advisors and align their interests with ours. Our new equity incentive plan provides for the grant of nonqualified stock options, incentive stock options, stock appreciation rights, restricted stock, restricted stock units and other stock awards to participants of the plan selected by the Nomination and Compensation Committee of our Board of Directors. Subject to certain adjustments, the maximum number of shares available to be granted under the plan is equal to 5% of our outstanding shares. No shares have been issued and none are outstanding under the plan. The terms and conditions of awards, including vesting provisions for stock options, will be determined by the Nomination and Compensation Committee, except that, unless otherwise determined by the Nomination and Compensation Committee, or as set forth in an award agreement: (a) each stock option is granted for ten years from the date of grant, or, in the case of certain key employees, (i.e., employees owning more than 10% of our ordinary shares), for five years from the date of grant; provided, however, no stock option period may extend beyond ten years from the date of grant; (b) the option price per share may not be less than 100% of the fair market value of the ordinary shares except that the option price per share for a key employee may not be less than 110% of the fair market value of the ordinary shares at the time the incentive stock option is granted; and (c) incentive stock options may only be issued to the extent the aggregate fair market value of shares with respect to the exercise of the incentive stock options for the first time by an option holder during any calendar year is $100,000 or less, with any additional stock options being treated as nonqualified stock options.

20. Segment information

Reportable Segments

        Prior to the acquisition of AT, we operated in one reportable segment—leasing, financing and management of commercial aircraft. From the date of the acquisition of AT, we manage our business and analyze and report our results of operations on the basis of two business segments—leasing, financing, sales and management of commercial aircraft ("Aircraft") and leasing, financing and sales of engines and parts ("Engine and Parts").

        The following sets forth significant information from our reportable segments:

	AerCap B.V.
	Year ended December 31, 2004 (adjusted)
	Aircraft	Engines and parts	Total
Revenues from external customers	$390,867	—	$390,867
Segment loss	(106,886)	—	(106,886)
Segment assets	3,604,154	—	3,604,154
Depreciation	125,877	—	125,877

	AerCap B.V.
	Six months ended June 30, 2005 (adjusted)
	Aircraft	Engines and parts	Total
Revenues from external customers	$261,078	—	$261,078
Segment profit	15,793	—	15,793
Segment assets	2,841,689	—	2,841,689
Depreciation	66,407	—	66,407

	AerCap Holdings N.V.
	June 27, 2005 to December 31, 2005 (adjusted)
	Aircraft	Engines and parts	Total
Revenues from external customers	$215,072	—	$215,072
Segment profit	49,761	—	49,761
Segment assets	3,061,199	—	3,061,199
Depreciation	45,918	—	45,918

	AerCap Holdings N.V.
	Year ended December 31, 2006 (adjusted)
	Aircraft	Engines and parts(a)	Total
Revenues from external customers	$689,226	$125,193	$814,419
Segment profit (loss)	166,796	(57,805)	108,991
Segment assets	3,527,853	390,183	3,918,036
Depreciation	95,933	6,454	102,387

(a)
Reporting for this segment began on April 26, 2006.

Geographical Information

        The distribution of our lease revenue by geographic regions is as follows for the periods indicated:

	Year ended December 31, 2004	Six months ended June 30, 2005	June 27 to December 31, 2005	Year ended December 31, 2006
Europe	36%	33%	33%	35%
Asia/Pacific	35%	43%	44%	43%
Latin America	7%	6%	5%	7%
North America and Caribbean	21%	18%	18%	15%
Africa/Middle East	1%	—	—	—

	100%	100%	100%	100%

        No lessee accounted for more than 10% of lease revenue in any of the periods indicated above. Sales revenue is comprised of 69% from our aircraft segment and 31% from our engine and parts segment. We have not provided a geographical breakdown of sales revenue because a material percentage of our sales are of movable flight equipment and are to buyers that have multiple locations. In addition, we have not provided a breakdown of management fee revenue, interest revenue or other revenue because amounts are less material than lease and sales revenue and we do not believe a geographical breakdown of such revenues is helpful in identifying geographical concentration risks to our business.

        The following table indicates the percentage of long-lived assets (flight equipment and intangible assets) that are leased to or associated with customers in the indicated regions as at December 31, 2005 and December 31, 2006:

	2005	2006
Europe	46%	41%
Asia/Pacific	37%	35%
Latin America	3%	6%
North America and Caribbean	14%	18%
Africa/Middle East	—	—

	100%	100%

21. Goodwill impairment

        We recorded an impairment of all existing goodwill, $132,411, as a result of our annual goodwill impairment test in 2004. The valuation of our single reporting unit was calculated through a discounted cash flow approach and considered all of our then-existing assets and liabilities. In years prior to 2004, our ability to grow and make additional aviation investments was primarily controlled by the Previous Shareholder Lenders. Our strategic growth plans were based on an assumed easing of operational restrictions placed on us through our loans with the Previous Shareholder Lenders and an infusion of equity capital. We were not able to achieve such measures in 2004 and reforecasted our estimated cash flows, which were substantially less than the projected cashflows in previous years. Further, we became aware that the Previous Shareholder Lenders intended to sell us for a price below our book equity value.

22. Impairment on investment

        During 2004, we accepted common shares in one of our lessees in lieu of cash in satisfaction of the lessee's obligation for security deposits under the related leases. At the time of receipt of the shares, we recorded the fair value of the shares as investment on the balance sheet. Later in 2004, due to liquidity problems and financial uncertainty of the lessee, we recorded an impairment charge on the entire carrying amount of the investment in recognition of a permanent impairment in value of the shares.

23. Selling, general and administrative expenses

        Selling, general and administrative expenses included the following expenses:

	AerCap B.V.		AerCap Holdings N.V.
	Year ended December 31, 2004	Six months ended June 30, 2005	June 27 to December 31, 2005	Year ended December 31, 2006
Personnel expenses	$17,678	$9,360	$13,417	$114,463	(a)
Travel expenses	3,381	1,277	1,270	4,635
Professional services	9,488	4,702	6,662	19,415
Office expenses	3,865	1,474	1,571	4,590
Other expenses	2,037	2,746	4,029	6,261

	$36,449	$19,559	$26,949	$149,364

(a)
Includes share-based compensation of $78,635

        We had 100 and 351 persons in employment as at December 31, 2005 and 2006, respectively. The increase in numbers of employees between the periods was primarily the result of the acquisition of AeroTurbine and employees hired at our leased facility in Goodyear, Arizona.

24. Earnings per common share

        Basic and diluted earnings per share (EPS) is calculated by dividing net income by the weighted average of our common shares outstanding. We have no dilutive shares or share options. The computations of basic and diluted earnings per common share for the periods indicated below are shown in the following table:

	Year ended December 31, 2004 (adjusted)	Six months ended June 30, 2005 (adjusted)	June 27 to December 31, 2005 (adjusted)	Year ended December 31, 2006 (adjusted)
Net (loss) income for the computation of basic and diluted earnings per share	$(106,886)	$15,793	$49,761	$108,991
Weighted average common shares outstanding	736,203	736,203	78,236,957	78,992,513

Basic and diluted (loss) earnings per common share	$(145.19)	$21.45	$0.64	$1.38

25. Related party transactions

        Until the 2005 Acquisition, the Previous Shareholder Lenders had provided us with subordinated loans for a total of $350,650 as at December 31, 2004. The interest rates on these loans were variable and were calculated on the basis of six-month LIBOR. Interest of $10,866 and $7,373 was included in interest on indebtedness for the year ended December 31, 2004 and the six months ended June 30, 2005, respectively. These loans were acquired in connection with the 2005 Acquisition by AerCap Holdings C.V. and are eliminated in consolidation in these consolidated accounts.

        The Previous Shareholder Lenders also participated in our senior credit facility prior to the 2005 Acquisition. A total of $1,516,604 was outstanding under these credit agreements at December 31, 2004. The interest rate on the credit facility is variable and is calculated on the basis of LIBOR. Interest on the senior debt of $61,634 and $34,842 was included in interest on debt for the year ended December 31, 2004 and for the six months ended June 30, 2005, respectively.

        Wings is a wholly-owned subsidiary of DASA, who is wholly-owned by one of our Previous Shareholder Lenders. We provide aircraft lease management and remarketing services to Wings for which we received fees of $1,623 and $685 for the year ended December 31, 2004 and the six months ended June 30, 2005, after which Wings was no longer a related party due to the sale of our shares by our Previous Shareholder Lenders.

        AerCo is an aircraft securitization vehicle in which we hold all of the most junior class of subordinated notes and some notes immediately senior to those junior notes. We do not recognize value for the AerCo notes we hold, until March 31, 2003 we consolidated AerCo, but we deconsolidated the vehicle in accordance with FIN 46 on such date. Subsequent to the deconsolidation of AerCo, we have received interest from AerCo on its notes of $8,500, $1,733, $850 and $1,700 for the year ended December 31, 2004, the six months ended June 30, 2005, the period from June 27, 2005 to December 31, 2005 and for the year ended December 31, 2006, respectively. In addition, we provide a variety of management services to AerCo for which we received fees of $5,400, $2,358, $2,440 and $5,208 for the year ended December 31, 2004, the six months ended June 30, 2005, the period from June 27, 2005 to December 31, 2005 and for the year ended December 31, 2006, respectively.

        We have made payments to Cerberus and third parties on behalf of Cerberus totaling $1,203 since the 2005 Acquisition. The payments to Cerberus represent reimbursement of consulting fees paid by Cerberus to individuals who have assisted us in the evaluation of portfolio or company purchases, including our acquisition of AeroTurbine. In addition, this amount also includes approximately $200 of reimbursements for consulting services incurred by Cerberus in connection with Cerberus's evaluation of the 2005 Acquisition. We are currently establishing agreements directly with the consultants who we expect to retain for similar services instead of working with them through Cerberus. If we accept services from individuals employed by or contracted through Cerberus in the future, we expect these arrangements to reflect arms' length negotiations that will not be more favorable than the terms we could negotiate with an independent party.

        We lease two A320-200 aircraft to Air Canada. Both leases expire in 2014. Cerberus indirectly controls 11% of the equity of Air Canada and has a majority equity interest in AerCap Holdings N.V.

        In February 2006, we entered into a guarantee arrangement with DvB Bank AG and Aozora Bank Limited, an entity that is majority-owned by Cerberus. In addition, Pieter Korteweg, the Chairman of our Board of Directors, and Marius Jacques Leonard Jonkhart, a non-executive director, are also on the board of directors of Aozora Bank. The guarantee supports certain of our obligations to a Japanese operating lessor of up to $13,800 in connection with a JOL financing. The Japanese operating lessor required the guarantee as additional credit support following the 2005 Acquisition. We leased the A320 aircraft from the Japanese operating lessor under a lease and then subleased the aircraft to an aircraft operator. In the event we fail to make certain payments related to JOL financing, DvB Bank will make the payment on our behalf but will be reimbursed by Aozora Bank for any payments made. We have agreed to indemnify Aozora Bank for any payments it makes under the guarantee arrangement. The guarantee expires in February 2008. Under the terms of the guarantee arrangement, we are required to provide cash collateral to Aozora Bank if we breach certain financial covenants. Currently we are not in breach of any of these covenants and have not provided any cash collateral. In connection with the guarantee arrangement, we pay Aozora Bank a guarantee fee of 4.1% per annum of the amount guaranteed and have provided Aozora Bank with a second priority share pledge over the shares of the entity that entered into the financing with the Japanese operating lessor.

        In April 2006, we entered into a senior secured revolving credit facility in the aggregate amount of up to $1,000,000 with UBS Real Estate Securities Inc., UBS Securities LLC., Deutsche Bank Trust Company Americas and certain other financial institutions. Aozora Bank is a syndicate member under the facility and participated in up to $50,000 of the Class A loans and up to $25,000 of the Class B loans issued thereunder, representing 7.0% of the Class A loans and 13.9% of the Class B loans. As of December 31, 2006, we had drawn and there remained outstanding $172,243 of the class A loans and $40,625 of the class B loans.

        We lease our office and warehouse located in Miami, Florida from an entity owned by the Chief Executive Officer and Chief Operating Officer of AeroTurbine. The lease for this facility expires on December 31, 2013. The lease was amended in March 2006 to adjust the rent to current market rates commencing on January 2007.

        In 2004, we entered into leases for six A320 aircraft with WizzAir Hungary Limited. As part of a subsequent restructuring of amounts outstanding, WizzAir agreed to issue us shares of its equity representing 17.4% of its equity as of November 2004. In 2005, we agreed with WizzAir's other shareholders and creditors to enter into a Shareholders' and Noteholders' Agreement under which we agreed to convert trade receivables into an unsecured, non-amortizing € 7,800 note, convertible into approximately 26% of WizzAir's outstanding shares on a fully diluted basis as of February 2005. Under the terms of the Shareholders' and Noteholders' Agreement we were able to appoint a director of WizzAir between February 2005 and June 2005. The convertible notes were carried on our balance sheet at December 31, 2005 at $1,800. We sold all of our WizzAir convertible notes in September 2006.

26. Commitments and contingencies

Property and other rental commitments

        We have entered into property rental commitments with third parties, which expire in 2011, amounting to $7,499 and $16,255 as of December 31, 2005 and 2006, respectively. We also have lease arrangements with respect to company cars and office equipment. Minimum payments under the property rental agreements are as follows:

2007	$3,775
2008	3,220
2009	3,072
2010	1,822
2011	1,822
Thereafter	2,544

$16,255

Legal proceedings

VASP litigation

        We leased 13 aircraft and three spare engines to Vicao Aerea de Sao Paulo ("VASP"), a Brazilian airline. In 1992, VASP defaulted on its lease obligations and we commenced litigation against VASP to repossess its aircraft. In 1992, we obtained a preliminary injunction for the repossession and export of 13 aircraft and three spare engines (the "Repossessed Assets") from VASP. We repossessed and exported the Repossessed Assets in 1992. VASP appealed this decision.

        In 1996, the High Court of the State of São Paulo (the "High Court") found in favor of VASP on its appeal. We were instructed to return the Repossessed Assets to VASP for the lease under the terms of the original lease agreements between us and VASP. The High Court also granted VASP the right to seek damages in lieu of the return of Repossessed Assets. Since 1996, we have pursued in this case in the Brazilian courts through various motions and appeals.

26. Commitments and contingencies (continued)

        On March 1, 2006, the Superior Court of Justice dismissed our most recent appeal and on April 5, 2006 a special panel of the Superior Court of Justice confirmed the Superior Court of Justice decision. On May 15, 2006, we appealed this decision to the Federal Supreme Court. On February 23, 2006, VASP commenced a procedure for the calculation of the award for damages and has appointed an expert to assist the court in calculating damages. Both we and VASP have the right to appoint our own expert to assist the court appointed expert in this process. Our external legal counsel has advised us that even if we lose on the merits, they do not believe that VASP will be able to demonstrate any damages.

        We continue to actively pursue all courses of action that may be available to us and intend to defend our position vigorously. We are currently pursuing claims for damages in the English courts against VASP based on the damages we incurred as a result of the default by VASP on its lease obligations. In October 2006, the English Courts approved our motion to serve process upon VASP in Brazil. VASP will be served process in Brazil, by means of a rogatory letter which is currently being processed before the Brazilian Superior Court of Justice. Our management, based on the advice of external legal counsel, has determined that it is not necessary to make any provisions for this litigation.

Swedish tax dispute

        In 2001, the Swedish tax authorities challenged the position we took in tax returns we filed for the years 1999 and 2000 with respect to certain deductions. In accordance with Swedish law, we made a guarantee payment to the tax authority of $16,792 in 2003, which was recorded as a receivable in anticipation that we would prevail in our arguments. We appealed the decision of the tax authorities and in August 2004, a Swedish Court issued a ruling in our favor, which resulted in a tax refund of $19,887 (which included interest and the effect of foreign exchange movements for the intervening period) to us, which was offset against the receivable established. In September 2004, the Swedish tax authorities appealed the decision of the Court and filed an appeal with the Administrative Court of Appeal in Sweden. We have responded to this appeal and have requested an oral hearing on the matter. The Court has responded that it will schedule an oral hearing, but we have not yet received notice of the timing of such hearing. Management, based on the advice of our tax advisors, has determined that it is not necessary to make any provisions for this tax dispute.

27. Fair values of financial instrument

        Statement of Financial Accounting Standards No. 107 "Disclosures about Fair Value of Financial Instruments" defines the fair value of a financial instrument as the amount at which the instrument could be exchanged in a current transaction between willing parties, other than in a forced or liquidation sale. Fair values of financial instruments have been determined with reference to available market information. However, considerable management judgment is required in interpreting market data to arrive at estimates of fair values. Accordingly, the estimates presented below may not be indicative of the amounts that we could realize in a current market exchange.

	At December 31, 2005			At December 31, 2006
	Book value	Fair value		Book value	Fair value
Assets
Investments	$3,000	$3,000	(a)	$3,000	$3,000	(a)
Notes receivable	196,620	196,620		167,451	167,451
Restricted cash	157,730	157,730		112,277	112,277
Derivative assets	18,420	18,420		17,871	17,871
Cash and cash equivalents	183,554	183,554		131,201	131,201

	$559,324	$559,324		$431,800	$431,800

Liabilities
Debt	$2,172,995	$2,185,739		$2,555,139	$2,555,139
Derivative liabilities	8,087	8,087		—	—
Guarantees	18,798	18,798		15,668	15,668

	$2,199,880	$2,212,624		$2,570,807	$2,570,807

(a)
This represents an investment equalling 12 percent in a class of subordinated debt issued by a private company. We do not believe it is practicable to estimate the fair value of this investment and have listed its fair value as equal to our carrying value, which equals its historical cost.

28. Recent Accounting Pronouncements

        In February 2006, the FASB issued SFAS No.155, "Accounting for Certain Hybrid Financial Instruments—an amendment of SFASB statements No. 133 and 140". This statement permits fair value measurement for any hybrid financial instrument that contains an embedded derivative that otherwise would require bifurcation. This statement is effective for all financial instruments acquired or issued after the beginning of an entity's first fiscal year that begins after September 15, 2006 (January 1, 2007 for us). Earlier adoption is permitted as of the beginning of an entity's fiscal year, provided that no interim period financial statements have been issued for the financial year. We do not anticipate that the adoption of SFAS 155 will have a material effect on our financial statements or our results of operations.

        In March 2006, the FASB issued SFAS No. 156, "Accounting for Servicing of Financial Assets". SFAS No. 156 amends SFAS No.140. SFAS No. 156 requires that all separately recognized servicing assets and servicing liabilities be initially measured at fair value. For subsequent measurements, SFAS No. 156 permits companies to choose between using an amortization method or a fair value measurement method for reporting purposes. SFAS No. 156 is effective as of the beginning of a company's first fiscal year that begins after September 15, 2006. We do not anticipate that SFAS No. 156 will have a material impact on our financial position or our results of operations.

        In April 2006, the FASB issued FSP No. FIN 46(R)-6, "Determining the Variability to Be Considered in Applying SFASB Interpretation No. 46(R)". The FSP addresses how a reporting enterprise should determine the variability to be considered in applying FIN 46(R). The variability that is considered in applying FIN 46(R) affects the determination of (a) whether an entity is a VIE, (b) which interests are "variable interests" in the entity, and (c) which party, if any, is the primary beneficiary of the VIE.

That variability affects any calculation of expected losses and expected residual returns, if such a calculation is necessary. FSP No. FIN 46(R)-6 must be applied prospectively to all entities (including newly created entities) and to all entities previously required to be analyzed under FIN 46(R) when a "reconsideration event" has occurred, in the first reporting period beginning after June 15, 2006. We will evaluate the impact of this FSP at the time any such "reconsideration event" occurs and for any new entities created.

        In July 2006, the FASB released FASB Interpretation No. 48, "Accounting for Uncertainty in Income Taxes—an Interpretation of SFASB Statement 109". FIN 48 is applicable to all uncertain positions for taxes accounted for under SFAS 109, "Accounting for Income Taxes". FIN 48 prescribes a comprehensive model for how a company should recognize, measure, present, and disclose in its financial statements uncertain tax positions that we have taken or expect to take on a tax return (including a decision whether to file or not to file a return in a particular jurisdiction). Under the Interpretation, the financial statements will reflect expected future tax consequences of such positions presuming the taxing authorities' full knowledge of the position and all relevant facts, but without considering time values. The new accounting model for uncertain tax positions is effective for annual periods beginning after December 15, 2006. We do not expect that the adoption of FIN 48 will have a material impact on our financial statements, if any.

        In September 2006, the FASB issued SFAS No. 157, "Fair Value Measurements''. SFAS 157 prescribes a single definition of fair value as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. SFAS 157 is effective for us beginning as of January 1, 2008. We do not anticipate that the adoption of SFAS 157 will have a material effect on our financial statements or our results of operations.

        In February 2007, the FASB issued SFAS 159, "The Fair Value Option for Financial Assets and Financial Liabilities". SFAS 159, which is expected to expand fair value measurement, permits entities to choose to measure many financial instruments and certain other items at fair value. FAS 159 is effective for us beginning in the first quarter of 2008. We are currently assessing the impact FAS 159 may have on our financial statements.

29. Subsequent Events

        In March 2007, we purchased a portfolio of nine aircraft and three spare engines. We were previously the lessee under a lease-in, lease-out structure for four of the nine aircraft for which we had recognized an onerous contract accrual (Note 16). The purchase economics reflected a discounted settlement of our onerous contract accrual. We have applied the principles in FASB Interpretation No. 26 "Accounting for Purchase of a Leased Asset by the Lesee during the Term of the Lease—or Interpretation of FASB Statement 13" (FIN 26) to the accounting for this transaction and reduced the net book value of the four purchased aircraft by the amount of the discount on the settlement of the onerous contract accrual. At the time of the purchase we had recognized a guarantee liability of $10,736 in relation to a guarantee we had given on the leases of these five aircraft to a U.S. airline. In connection with the purchase of the portfolio, our guarantee liability has been extinguished and we will recognize the $10,736 as other revenue in our 2007 consolidated income statement.

Additional Information—Financial Statements

Schedule I

AerCap Holdings N.V.

Condensed Balance Sheets

As of December 31, 2005 and 2006

	December 31,
	2005	2006
	(adjusted)	(adjusted)
	(US dollars in thousands)
Assets
Cash and cash equivalents	$720	$792
Investments	540,529	750,659
Other assets	9,775	—

Total Assets	$551,024	$751,451

Liabilities and Shareholders' Equity
Accrued expenses and other liabilities	350	447
Payable to subsidiary	130,913	—

Total Liabilities	131,263	447
Ordinary share capital, €.01 par value (200,000,000 ordinary shares authorized, 78,236,957 and 85,036,957 ordinary shares issued and outstanding, respectively)	646	699
Additional paid-in capital	369,354	591,553
Accumulated retained earnings	49,761	158,752

Total Shareholders' Equity	419,761	751,004

Total Liabilities and Shareholders' Equity	$551,024	$751,451

The accompanying notes are an integral part of these condensed financial statements.

AerCap Holdings N.V.

Condensed Income Statements

For the Year Ended December 31, 2004, the Six Months Ended June 30, 2005,
the Period from June 27, 2005 to December 31, 2005 and the Year Ended December 31, 2006

	AerCap B.V.		AerCap Holdings N.V.
	Year ended December 31, 2004	Six months ended June 30, 2005	June 27, 2005 to December 31, 2005	Year ended December 31, 2006
	(adjusted)	(adjusted)	(adjusted)	(adjusted)
	(U.S. dollars in thousands, except share and per share amounts)
Revenues
Lease revenue	$12,917	$6,904	$—	$—
Sales revenue	11,982	96,946	—	—
Management fee revenue	1,052	173	—	—
Interest revenue	1,587	2,034	—	—
Other revenue	2,135	223	—	—

Total Revenues	29,673	106,280	—	—
Expenses
Depreciation	5,971	2,317	—	—
Cost of goods sold	7,200	107,060	—	—
Goodwill impairment	1,289	—	—	—
Interest on debt	63,039	36,535	16,128	—
Leasing expenses	10,661	3,297	—	—
Provision for doubtful notes and accounts receivable	(4,702)	(30)	—	—
Selling, general and administrative expenses	14,560	10,098	845	833

Total Expenses	98,018	159,277	16,973	833
Loss from continuing operations before income taxes and equity in (loss) profit of subsidiaries	(68,345)	(52,997)	(16,973)	(833)
Provision for income taxes	20,845	15,687	—	212
Equity in (loss) profit of subsidiaries	(59,386)	53,103	66,734	109,612

Net (Loss) Income	$(106,886)	$15,793	$49,761	$108,991
Basic and diluted (loss) earnings per share	$(145.19)	$21.45	$0.64	$1.38
Weighted average shares outstanding, basic and diluted	736,203	736,203	78,236,957	78,992,513

The accompanying notes are an integral part of these condensed financial statements.

AerCap Holdings N.V.

Condensed Statements of Cash Flows

For the Years Ended December 31, 2004, the Six Months Ended June 30, 2005,
the Period from June 27, 2005 to December 31, 2005 and the Year Ended December 31, 2006

	AerCap B.V.		AerCap Holdings N.V.
	Year ended December 31, 2004	Six months ended June 30, 2005	June 27, 2005 to December 31, 2005	Year ended December 31, 2006
	(US dollars in thousands)
Net cash used in operating activities	$(35,040)	$(46,672)	$(16,973)	$(833)
Net cash provided by (used in) investing activities	201,710	180,425	(352,307)	(142,712)
Net cash (used in) provided by financing activities	(87,990)	(157,049)	370,000	143,617

Net increase (decrease) in cash and cash equivalents	$78,680	$(23,296)	$720	$72
Cash and cash equivalents at beginning of period	47,307	125,987	—	720

Cash and cash equivalents at end of period	$125,987	$102,691	$720	$792

The accompanying notes are an integral part of these condensed financial statements.

AerCap Holdings N.V. and Subsidiaries

Notes to the Consolidated Financial Statements

(US dollars in thousands, except per share amounts)

1. General

The Company

        AerCap Holdings N.V. is the parent company of a group that operates as an integrated global aviation company, conducting aircraft and engine leasing and trading and parts sales. AerCap Holdings N.V. is a holding company, whose principal purpose is to hold the shares in operating companies through which the AerCap group conducts is activities.

        AerCap Holdings N.V. is a Netherlands public limited liability company ("naamloze vennootschap") formed on July 10, 2006 for the purpose of acquiring all of the assets and liabilities of AerCap Holdings C.V. AerCap Holdings C.V. was a limited partnership ("commanditaire vennootschap") formed under the laws of The Netherlands on June 27, 2005 for the purposes of acquiring the share capital, subordinated debt and senior debt of debis AirFinance B.V. ("AerCap B.V."), which occurred on June 30, 2005. In anticipation of our initial public offering, AerCap Holdings C.V. changed its holding company structure from a Netherlands partnership to a Netherlands public limited liability company, AerCap Holdings N.V. This change was effected through the acquisition of all of the assets and liabilities of AerCap Holdings C.V. by AerCap Holdings N.V. on October 27, 2006. Because our conversion from a Netherlands limited partnership to a Netherlands public limited liability company was accomplished in a common control transaction, these financial statements are presented as if our public limited liability holding company structure led by AerCap Holdings N.V. had existed as of June 27, 2005 (the formation date of AerCap Holdings C.V.) with total shares outstanding of 78,236,957. On November 27, 2006, we completed an initial public offering of 6,800,000 of our common shares at $23 per share generating net proceeds of $143,017 which we used to make additional equity investments in a subsidiary for the purpose of debt repayment at our subsidiary level.

        The income statements and statements of cash flows for AerCap B.V. are presented to align with the financial statement presentation in our consolidated financial statements. These financial statements are not comparable to the Company's financial statements. As noted above, the Company acquired the shares in AerCap B.V., an operating company, on June 30, 2005.

2. Summary of significant accounting policies

Basis for presentation

        The accompanying condensed financial statements are presented in accordance with accounting principles generally accepted in the United States of America.

        The Company records its investment in its subsidiaries under the equity method of accounting as prescribed in APB Opinion No. 18, "The Equity Method of Accounting for Investments in Common Stock". Such investment is presented on the balance sheet as "Investment" and our portion of the subsidiaries' profit or loss as "Equity in (loss) profit of subsidiaries" on the income statements.

        The subsidiaries of the Company did not pay any dividends to the Company for the periods presented.

        Certain information and footnote disclosures normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. The footnote disclosures contain supplemental information relating to the operations of the Company, as such, these statements should be read in conjunction with the notes to the consolidated financial statements of AerCap Holdings N.V.

3. Commitments and contingencies

        The Company has issued a declaration of liability as referred to in Article 403 of the Netherlands Civil Code in respect of its subsidiary, AerCap B.V. Such declaration operates as a full guarantee of all the obligations of AerCap B.V. to third parties.

        The Company has guaranteed the re-payment of loans issued by some of its subsidiaries under commercial bank debt which is guaranteed by European credit agencies as further described in the consolidated financial statements of AerCap Holdings N.V. Amounts outstanding under these loans were $567,900 as of December 31, 2006.

AerCap Holdings N.V.
and Subsidiaries
Unaudited Condensed Consolidated Interim Financial Statements
For the Three Months Ended March 31, 2006 and 2007

AerCap Holdings N.V. and Subsidiaries

Unaudited Condensed Consolidated Interim Balance Sheets
As of December 31, 2006 and March 31, 2007

	December 31, 2006 (adjusted)	March 31, 2007
	(US dollars in thousands, except share and per share amounts)
Assets
Cash and cash equivalents	$131,201	$140,103
Restricted cash	112,277	99,459
Trade receivables, net of provisions	25,058	32,458
Flight equipment held for operating leases, net	2,966,779	3,074,519
Notes receivables, net of provisions	167,451	166,344
Prepayments on flight equipment	166,630	150,621
Investments	18,000	16,091
Goodwill	6,776	6,776
Intangibles	34,229	49,080
Inventory	82,811	72,115
Derivative assets	17,871	18,764
Deferred income taxes	96,521	87,612
Other assets	92,432	112,489

Total assets	$3,918,036	$4,026,431

Liabilities and shareholders' equity
Accounts payable	$6,958	$7,222
Accrued expenses and other liabilities	92,466	70,828
Accrued maintenance liability	259,739	257,829
Lessee deposit liability	77,686	72,591
Term debt	2,555,139	2,665,987
Accrual for onerous contracts	111,333	72,718
Deferred revenue	28,391	29,065
Deferred income taxes	3,383	4,490

Total liabilities	3,135,094	3,180,730
Minority interest	31,937	31,685
Ordinary share capital, €.01 par value (200,000,000 ordinary shares authorized, 85,036,957 ordinary shares issued and outstanding)	699	699
Additional paid-in capital	591,553	593,999
Accumulated retained earnings	158,752	219,318

Total shareholders' equity	751,004	814,016

Total liabilities and shareholders' equity	$3,918,036	$4,026,431

The accompanying notes are an integral part of these condensed consolidated interim financial statements

AerCap Holdings N.V. and Subsidiaries

Unaudited Condensed Consolidated Interim Income Statements

For the Three Months Ended March 31, 2006 and 2007

	Three months ended March 31,
	2006	2007
	(US dollars in thousands, except share and per share amounts)
Revenues
Lease revenue	$87,941	$139,703
Sales revenue	33,215	148,885
Management fee revenue	3,681	3,025
Interest revenue	8,934	7,272
Other revenue	5,322	10,587

Total revenues	139,093	309,472
Expenses
Depreciation	24,324	33,932
Cost of goods sold	20,502	118,003
Interest on term debt	28,203	50,484
Operating lease in costs	6,356	6,237
Leasing expenses	4,528	4,032
Provision for doubtful notes and accounts receivable	(1,298)	(141)
Selling, general and administrative expenses	11,133	26,585

Total expenses	93,748	239,132

Income from continuing operations before income taxes and minority interest	45,345	70,340
Provision for income taxes	(10,430)	(10,026)
Minority interest, net of taxes	600	252

Net income	$35,515	$60,566

Earnings per share, basic and diluted	$0.45	$0.71

Weighted average shares outstanding, basic and diluted	78,236,957	85,036,957

The accompanying notes are an integral part of these condensed consolidated interim financial statements

AerCap Holdings N.V. and Subsidiaries

Unaudited Condensed Consolidated Interim Statements of Cash Flows

For the Three Months Ended March 31, 2006 and 2007

	Three months ended March 31,
	2006	2007
	(US dollars in thousands)
Net income	$35,515	$60,566
Adjustments to reconcile net income to net cash provided by operating activities
Minority interest	(600)	(252)
Depreciation	24,324	33,932
Amortization of debt issuance costs	1,821	1,708
Amortization of intangibles	3,281	1,944
Gain on elimination of fair value guarantee	—	(10,736)
Provision for doubtful notes and accounts receivable	(1,298)	(141)
Capitalized interest on pre-delivery payments	(1,367)	(1,564)
Gain on disposal of assets	(12,713)	(24,961)
Mark-to-market of non-hedged derivatives	(7,252)	(893)
Deferred taxes	10,096	10,016
Share-based compensation	—	2,446
Changes in assets and liabilities
Trade receivables and notes receivable, net	25,880	(6,152)
Inventories	—	10,779
Other assets and derivative assets	(1,013)	(7,498)
Accounts payable and accrued expenses, including accrued maintenance liability, lessee deposits	(24,333)	(51,185)
Deferred revenue	1,703	674

Net cash provided by operating activities	54,044	18,683
Purchase of flight equipment	(108,250)	(223,585)
Proceeds from sale/disposal of assets	33,215	126,905
Prepayments on flight equipment	(28,000)	(18,650)
Purchase of investments	(2,056)	—
Purchase of intangibles	—	(16,794)
Movement in restricted cash	27,188	12,818

Net cash used in investing activities	(77,903)	(119,306)
Issuance of term debt	133,057	246,503
Repayment of term debt	(60,797)	(135,655)
Debt issuance costs paid	(4,210)	(1,459)
Capital contributions from minority interests	25,000	—

Net cash provided by financing activities	93,050	109,389
Net increase in cash and cash equivalents	69,191	8,766
Effect of exchange rate changes	(229)	136
Cash and cash equivalents at beginning of period	$183,554	$131,201

Cash and cash equivalents at end of period	$252,516	$140,103

Supplemental cash flow information:
Interest paid	$28,710	$41,422
Taxes paid	8	45

The accompanying notes are an integral part of these condensed consolidated interim financial statements

AerCap Holdings N.V.

Notes to the Unaudited Condensed Consolidated Interim Financial Statements

(US dollars in Thousands, except per share amounts)

1. General

The Company

        We are an integrated global aviation company, conducting aircraft and engine leasing and trading and parts sales. We also provide a wide range of aircraft management services to other owners of aircraft. We are headquartered in Amsterdam, The Netherlands, and have offices in Shannon, Ireland, Ft. Lauderdale and Miami, Florida and Goodyear, Arizona.

        These condensed consolidated interim financial statements include the accounts of AerCap Holdings N.V. and its subsidiaries, including the accounts of AeroTurbine, Inc. ("AT") which was purchased on April 26, 2006. AerCap Holdings N.V. is a Netherlands public limited liability company ("naamloze vennootschap") formed on July 10, 2006 for the purpose of acquiring all of the assets and liabilities of AerCap Holdings C.V. AerCap Holdings C.V. was a limited partnership ("commanditaire vennootschap") formed under the laws of The Netherlands on June 27, 2005 for the purposes of acquiring the share capital, subordinated debt and senior debt of debis AirFinance B.V. ("AerCap B.V."), which occurred on June 30, 2005. In anticipation of our initial public offering which closed in November 2006, we changed our corporate structure from a Netherlands partnership to a Netherlands public limited liability company. This change was effected through the acquisition of all of the assets and liabilities of AerCap Holdings C.V. by AerCap Holdings N.V. on October 27, 2006. In accordance with Statement of Financial Accounting Standards ("SFAS") 141, "Business Combinations", this acquisition was a transaction under common control and accordingly, AerCap Holdings N.V. recognized the acquisition of the assets and liabilities of AerCap Holdings C.V. at their carrying values and no goodwill or other intangible assets were recognized. Additionally in accordance with SFAS 141, these condensed consolidated interim financial statements are presented as if AerCap Holdings N.V. had been the acquiring entity of AerCap B.V. on June 30, 2005. On November 27, 2006, we completed an initial public offering on the New York Stock Exchange, in which we issued 6.8 million shares and our shareholders sold 19.3 million of their shares in us at $23 per share generating net proceeds to us of $143,017 which we used to repay debt.

Maintenance adjustment

        On September 8, 2006, the Financial Accounting Standards Board issued FSP No. AUG AIR-1 "Accounting for Planned Major Maintenance Activities" ("FSP"). The FSP amends certain provisions in the AICPA Industry Audit Guide, "Audit of Airlines" and is applicable for our financial year beginning January 1, 2007. The FSP eliminates the "accrue in advance" methodology in accounting for certain future maintenance payments. As a result of the FSP, our previous method of accruing for the payment of top-up or lessor contribution obligations at the signing of a lease is no longer permitted. Accordingly, we have adjusted our historical financial statements in accordance with Statement of Financial Accounting Standards No. 154 "Accounting Changes and Error Corrections" ("FAS 154") to reflect the application of the new policy for top-up and lessor contribution obligations. Under our new policy, we will recognize an expense at the time of the occurrence of a lessor contribution payment or top-up payment, except in instances where we have established an accrual as an assumed liability for such payment, in connection with the purchase of an aircraft with a lease attached.

        The table below summarizes the impact of the adjustment on our financial statement line items for all periods presented:

	Three months ended March 31, 2006
	As Calculated under Previous Policy	As Calculated under New Policy	Effect of Change
Income Statement:
Leasing expenses	6,063	4,528	(1,535)
Income from continuing operations before income taxes and minority interest	43,810	45,345	1,535
Provision for income taxes	(10,039)	(10,430)	(391)

Net income	34,371	35,515	1,144
Basic and diluted earnings per share	0.43	0.45	0.02
Statement of Cash Flows:
Net income	34,371	35,515	1,144
Adjustments to reconcile net income to net cash provided by operating activities:
Deferred taxes	9,705	10,096	391
Change in assets and liabilities:
Accounts payable and accrued expenses, including accrued maintenance liability, lessee deposits	(22,798)	(24,333)	(1,535)

Net cash provided by operating activities	54,044	54,044	—
	December 31, 2006
	As Calculated under Previous Policy	As Calculated under New Policy	Effect of Change
Balance Sheet:
Deferred tax asset	101,477	96,521	(4,956)
Accrued maintenance liability	285,788	259,739	(26,049)

	As at March 31, 2007 and three months ended March 31, 2007
	As Calculated under Previous Policy	As Calculated under New Policy	Effect of Change
Balance Sheet:
Deferred tax asset	94,347	87,612	(6,735)
Accrued maintenance liability	294,171	257,829	(36,342)
Income Statement:
Leasing expenses	14,325	4,032	(10,293)
Income from continuing operations before income taxes and minority interest	60,047	70,340	10,293
Provision for income taxes	(8,247)	(10,026)	(1,779)

Net income	52,052	60,566	8,514
Basic and diluted earnings per share	0.61	0.71	0.10
Statement of Cash Flows:
Net income	52,052	60,566	8,514
Adjustments to reconcile net income to net cash provided by operating activities:
Deferred taxes	8,237	10,016	1,779
Change in assets and liabilities:
Accounts payable and accrued expenses, including accrued maintenance liability, lessee deposits	(40,892)	(51,185)	(10,293)

Net cash provided by operating activities	18,683	18,683	—

2. Summary of significant accounting policies

Basis for presentation

        Our unaudited condensed consolidated interim financial statements are presented in accordance with accounting principles generally accepted in the U.S. (U.S. GAAP). These interim financial statements include all adjustments, consisting only of normal recurring adjustments and the elimination of all intercompany accounts and transactions, which are, in the opinion of management, necessary to provide a fair presentation of financial condition and results of operations for the periods presented. Certain information and footnote disclosures normally included in financial statements prepared in accordance with generally accepted accounting principles in the U.S. have been condensed or omitted pursuant to the rules and regulations of the Securities and Exchange Commission. These unaudited condensed consolidated interim financial statements should be read in conjunction with the financial statements and notes included in our audited consolidated financial statements included in this prospectus. The results of operations for the three months ended March 31, 2007 are not necessarily indicative of the results to be expected for the full fiscal year ending December 31, 2007.

3. Share-based compensation arrangement

        No additional share or share options were issued under either our share-based incentive plan or the share-based incentive plan of the Bermuda holding companies which indirectly own 69% of our outstanding shares. Share-based compensation charges related to shares and share options issued under the incentive plan of the Bermuda holding companies totaling $0 and $2,447 have been recognized in selling, general and administrative expenses for the three months ended March 31, 2006 and 2007, respectively.

4. Purchase of aircraft subject to lease-in, lease-out transaction

        In March 2007, we purchased a portfolio of nine aircraft and three spare engines. We were previously the lessee under a lease-in, lease-out structure for four of the nine aircraft for which we have recognized an onerous contract accrual. The purchase economics reflected a discounted settlement of our onerous contract accrual. We have applied the principles in "Accounting for Purchase of a Leased Asset by the Lessee during the Term of the Lease—an interpretation of FASB Statement No. 13" (FIN 26) to the accounting for this transaction and reduced the net book value of the four purchased aircraft by the amount of the discount on the settlement of onerous contract accrual. Prior to the purchase, we had recognized a guarantee liability on our consolidated balance sheet in relation to a guarantee we had given on the leases of these five aircraft to a U.S. airline. In connection with the purchase of the portfolio, our guarantee liability has been extinguished and we recognized $10,736 as other revenue in our condensed consolidated interim income statement for the three months ended March 31, 2007.

5. Segment information

        Prior to the acquisition of AT, we operated in one reportable segment—leasing, financing and management of commercial aircraft. From the date of the acquisition of AT, we manage our business and analyzes and reports our results of operations on the basis of two business segments—leasing, financing, sales and management of commercial aircraft ("Aircraft") and leasing, financing and sales of engines and parts ("Engine and Parts").

        The following sets forth significant information from our reportable segments:

	Three months ended March 31, 2006
	Aircraft	Engines and parts(a)	Total
Revenues from external customers	$139,093	$—	$139,093
Segment profit	35,515	—	35,515
Segment assets	3,171,011	—	3,171,011
Depreciation	24,324	—	24,324
	Three months ended March 31, 2007
	Aircraft	Engines and parts(a)	Total
Revenues from external customers	$234,168	$75,304	$309,472
Segment profit	58,387	2,179	60,566
Segment assets	3,654,268	372,163	4,026,431
Depreciation	31,713	2,219	33,932

(a)
Reporting for this segment began on April 26, 2006.

        Segment profit represents net income of each segment. There were no intra-segment transactions which were necessary to eliminate in reporting segment information.

Geographical Information

        The distribution of our lease revenue by geographic region is as follows for the periods indicated:

	Three months ended March 31, 2006	Three months ended March 31, 2007
Europe	33%	37%
Asia/Pacific	46%	33%
Latin America	3%	9%
North America and Caribbean	18%	21%
Africa/Middle East	—	—

	100%	100%

        No lessee accounted for more than 10% of lease revenue in any of the periods indicated above. Sales revenue was comprised of 100% and 72% from our aircraft segment and 0% and 28% from our engine and parts segment for the three months ended March 31, 2006 and 2007, respectively. We have not provided a geographical breakdown of sales revenue because a material percentage of our sales are of movable flight equipment and are to buyers that have multiple locations. In addition, we have not provided a breakdown of management fee revenue, interest revenue or other revenue because such amounts are less material than lease and sales revenue and we do not believe a geographical breakdown of such revenues is helpful in identifying geographical concentration risks to our business.

6. Earnings per common share

        Basic and diluted earnings per share (EPS) were calculated for the three months ended March 31, 2006 and 2007 with reference to net income and the number of weighted average shares outstanding as follows:

	Three months ended March 31, 2006	Three months ended March 31, 2007
Net income for the computation of basic and diluted earnings per share	$35,515	$60,566
Weighted average common shares outstanding	78,236,957	85,036,957

Basic and diluted earnings per share	$0.45	$0.71

7. Comprehensive income

        Total comprehensive income consists solely of net income.

8. Recent Accounting Pronouncements

        We adopted FASB Interpretation No. 48, "Accounting for Uncertainty in Income Taxes—an Interpretation of SFAS Statement 109" (FIN 48) on January 1, 2007. FIN 48 clarifies the accounting for uncertainty in income taxes recognized in an entity's financial statements and provides guidance on the recognition, de-recognition and measurement of benefits related to an entity's uncertain income tax positions. The adoption of FIN 48 did not have a material impact on our condensed consolidated interim financial statements. At January 1, 2007 and March 31, 2007, we had no unrecognized tax benefits. Our primary tax jurisdictions are the Netherlands, United States, Ireland and Sweden. Our tax returns in The Netherlands are open for examination from 2000 forward, in Ireland and Sweden from 2002 forward and in the United States from 2003 forward. With the exception of Sweden, none of our tax returns are currently subject to examination. Tax returns for the years 1999 and 2000 are currently being disputed by the Swedish tax authorities. We have not made any provision for the disputed tax liabilities under FAS 109 or FIN 48. When applicable, we record interest payments on tax liabilities as interest expense and penalties due as income tax expense.

        In September 2006, the FASB issued SFAS No. 157, "Fair Value Measurements''. SFAS 157 prescribes a single definition of fair value, establishes a framework for measuring fair value and expands disclosures of the fair value of assets and liabilities that require fair value measurements. SFAS 157 is effective for us beginning as of January 1, 2008. We do not anticipate that the adoption of SFAS 157 will have a material effect on our financial statements or our results of operations.

        In February 2007, the FASB issued Statement No. 159, The Fair Value Option for Financial Assets and Financial Liabilities (FAS 159). This statement, which is expected to expand fair value measurement, permits entities to choose to measure many financial instruments and certain other items at fair value. FAS 159 is effective for us beginning in the first quarter of 2008. We are currently assessing the impact FAS 159 may have on our consolidated financial statements.

9. Subsequent events

        Aircraft Lease Securitisation (ALS) is a securitization vehicle which we established in 2005 to own and raise debt capital secured by 42 aircraft. ALS is a variable interest entity under FIN 46 for which we are the primary beneficiary by virtue of our ownership of the most junior tranche of debt capital in the vehicle. We consolidate the accounts of ALS in our financial statements. On May 8, 2007, ALS issued $1.66 billion of AAA-rated G-3 notes to refinance all but its most junior classes of notes and to increase the size of its securitized aircraft portfolio from 42 aircraft to 70 aircraft. The proceeds from the refinancing, in addition to the issuance of a new class of E-2 junior notes held by us were used to redeem $812.1 million of G-1A, G-2A, C-1 and D-1 classes of ALS debt held by third parties and to finance 28 additional aircraft that had been secured by a variety of other debt structures within the our consolidated group or are contracted to be acquired by us. The G-3 notes issued have a final legal maturity date of May 10, 2032 and bear interest at one-month LIBOR plus 26 basis points. As a result of the ALS refinancing, we expect to incur charges in the second quarter of 2007 of approximately $26 million for the write-off of unamortized debt issuance costs from the refinanced debt in addition to ALS notes prepayment and other related fees

        Concurrently, with the ALS refinancing, we amended and restructured our revolving warehouse facility (AerFunding), resulting in a reduced interest rate spread and a two year extension to the revolving period. The size of the AerFunding facility remains $1.0 billion.

Independent Auditors' Report

The Board of Directors
AeroTurbine, Inc.:

We have audited the accompanying combined balance sheet of AeroTurbine, Inc. and Affiliate (the Company) as of December 31, 2005, and the related combined statements of operations, shareholders' equity, and cash flows for the year then ended. These combined financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these combined financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the combined financial statements referred to above present fairly, in all material respects, the financial position of AeroTurbine, Inc. and Affiliate as of December 31, 2005, and the results of their operations and their cash flows for the year then ended, in conformity with U.S. generally accepted accounting principles.

As discussed in Note 13 to the combined financial statements, on April 26, 2006, the Company was acquired by AerCap, Inc.

/s/ KPMG LLP

July 24, 2006
Miami, Florida
Certified Public Accountants

AEROTURBINE, INC. AND AFFILIATE

Combined Balance Sheet

December 31, 2005

Assets
Current assets:
Cash and cash equivalents	$516,142
Accounts receivable:
Trade, net of allowance of approximately $3,100,985	18,354,367
Notes receivable	78,258
Other receivables	923,325
Inventory	56,674,416
Other current assets	2,017,247

Total current assets	78,563,755
Equipment held for operating leases, net	118,494,824
Property and equipment, net	3,353,148
Deposits and other assets	1,475,991

Total assets	$201,887,718

Liabilities and Shareholders' Equity
Current liabilities:
Current portion of loan payable—revolving credit facility	$6,400,000
Accounts payable	2,371,812
Accrued expenses	3,978,223
Deferred revenue	1,136,435
Short-term lessee deposits	5,184,047

Total current liabilities	19,070,517
Long-term lessee deposits	467,000
Loan payable—revolving credit facility, less current portion	100,400,000

Total liabilities	119,937,517

Commitments and contingencies
Shareholders' equity:
Common stock:
Series B, $0.001 par value. 45,000 shares authorized, issued, and outstanding	45
Common stock, no par value. 1,000 shares authorized, issued, and outstanding	1,000
Additional paid-in capital	9,572,641
Retained earnings	72,376,515

Total shareholders' equity	81,950,201

Total liabilities and shareholders' equity	$201,887,718

See accompanying notes to combined financial statements.

AEROTURBINE, INC. AND AFFILIATE

Combined Statement of Operations

Year ended December 31, 2005

Revenue:
Engine, aircraft, and parts sales	$87,745,750
Engine and aircraft leasing	34,938,657

Total operating revenue	122,684,407

Cost of sales:
Engine, aircraft, and parts sales	59,380,705
Engine and aircraft leasing	19,849,413

Total cost of sales	79,230,118

Gross profit	43,454,289
Selling, general, and administrative expenses	16,470,843

Income from operations	26,983,446

Other income (expenses):
Interest expense	(7,613,674)
Interest income	7,561
Other income, net	915,180

Total other expenses	(6,690,933)

Net income	$20,292,513

Pro forma net income (unaudited):
Net income as reported	$20,292,513
Pro forma for income taxes (Note 1(o))	(7,883,239)

Pro forma net income	$12,409,274

See accompanying notes to combined financial statements.

AEROTURBINE, INC. AND AFFILIATE

Combined Statement of Shareholders' Equity

Year ended December 31, 2005

	Common stock
	Series B	Common stock	Additional paid capital	Retained earnings	Total shareholders' equity
Balance at December 31, 2004	$45	$1,000	$999,955	$66,968,688	$67,969,688
Net income	—	—	—	20,292,513	20,292,513
Shareholder contributions	—	—	8,572,686	—	8,572,686
Shareholder distributions	—	—	—	(14,884,686)	(14,884,686)

Balance at December 31, 2005	$45	$1,000	$9,572,641	$72,376,515	$81,950,201

See accompanying notes to combined financial statements.

AEROTURBINE, INC. AND AFFILIATE

Combined Statement of Cash Flows

Year ended December 31, 2005

Cash flows from operating activities:
Net income	$20,292,513
Adjustments to reconcile net income to net cash used in operating activities:
Unrealized derivative gain	(131,870)
Depreciation and amortization	5,915,121
Amortization of loan origination and other costs	930,896
Inventory scrap write-off	1,357,382
Impairment of equipment held for operating leases	1,909,062
Bad debt expense	1,410,434
Other	94,206
Change in operating assets and liabilities:
Decrease (increase) in:
Trade accounts and notes receivable	(9,112,972)
Inventories	(26,244,348)
Other current assets	1,401,997
Other receivables	(923,325)
Equipment held for operating lease, net	(27,070,070)
Deposits and other assets	(313,194)
Increase (decrease) in:
Accounts payable	(1,326,312)
Accrued expenses	1,760,087
Deferred revenue	611,358
Lessee deposits	3,030,717

Net cash used in operating activities	(26,408,318)

Cash flows from investing activities:
Purchase of property and equipment	(2,043,742)
Disposition of property and equipment	1,979

Net cash used in investing activities	(2,041,763)

Cash flows from financing activities:
Net borrowings under credit facilities	36,800,000
Fees related to amended credit facilities	(429,970)
Proceeds from Bridge Loan	10,000,000
Repayment of Bridge Loan	(10,000,000)
Proceeds from shareholder loans	1,300,000
Payments on shareholder loans	(3,081,600)
Shareholder contributions	8,572,686
Shareholder distributions	(14,884,686)

Net cash provided by financing activities	28,276,430

Net decrease in cash and cash equivalents	(173,651)
Cash and cash equivalents at beginning of year	689,793

Cash and cash equivalents at end of year	$516,142

Supplemental disclosures of cash flow information:
Cash paid for interest	$6,993,841

See accompanying notes to combined financial statements.

AEROTURBINE, INC. AND AFFILIATE

Notes to Combined Financial Statements

December 31, 2005

(1)    Summary of Significant Accounting Policies and Practices

  (a)    Description of Business

        AeroTurbine, Inc. (ATI) is a Delaware corporation engaged primarily in the distribution of turbojet aircraft, engines, and related parts as well as the sale, lease, and overhaul management of aircraft and engines to the commercial aviation industry worldwide.

        AeroTurbine Capital Corp. (ATC) is a Florida corporation engaged primarily in the sale and lease of turbojet aircraft and engines. ATC was formed in 2002 by the shareholders of ATI and is considered an entity under common ownership with ATI. ATI and ATC are collectively referred to as the "Company".

        As discussed in Note 13, the Company was acquired by AerCap, Inc. (AerCap) on April 26, 2006.

  (b)    Basis of Combination

        The combined financial statements include the accounts of ATI and ATC. ATI and ATC are combined under the guidance in Accounting Research Bulletin No. 51, Consolidated Financial Statements. ATI and ATC are entities under common ownership and are related in their operations. All significant intercompany accounts and transactions have been eliminated in combination.

  (c)    Derivative Instruments

        The Company accounts for derivatives and hedging activities in accordance with Statement of Financial Accounting Standard (SFAS) No. 133, Accounting for Derivative Instruments and Certain Hedging Activities, as amended, which requires that all derivative instruments be recorded on the balance sheet at their respective fair values. The fair values were based on quotes provided by the respective bank counterparties.

        Under the terms of the revolving credit facility, ATI was required to enter into interest rate swaps to mitigate the Company's exposure to changes in interest rates. Two swaps for $10,000,000 each were executed in January 2004, mature December 2006, and are based on the spread between one-month LIBOR rates and fixed rates of 2.58% and 2.67%, respectively. The interest rate swaps were not designated as hedging instruments under SFAS No. 133. The fair value of these swaps total $417,277 at December 31, 2005, and is included in other current assets. Changes in the fair value of the interest rate swaps, which amounted to a gain of $131,870 for the year ended December 31, 2005, are included as a component of interest expense in the accompanying combined statement of operations.

  (d)    Cash Equivalents

        The Company considers all highly liquid investments with original maturities of three months or less to be cash equivalents. The Company's cash equivalents are held primarily in interest-bearing accounts.

  (e)    Accounts and Notes Receivable

        Accounts receivable include amounts receivable from customers for parts sales, engine sales, and engine leases. Time and cycle charges related to aircraft and engine usage that were earned but unbilled are also included in accounts receivable and totaled $1,318,342 at December 31, 2005.

        Notes receivable consist primarily of notes from the settlement of disputed customer accounts receivable. As of December 31, 2005, the Company had one non-interest bearing note receivable due in 2006.

        The Company records a provision for doubtful receivables to allow for any amounts which may be unrecoverable and is based upon an analysis of the Company's prior collection experience, customer creditworthiness, and current economic trends.

  (f)    Inventory

        Inventory is valued at the lower of cost or market. Cost is primarily determined using the specific identification method for individual part purchases and whole engines and on an allocated basis for dismantled engines, aircraft, and bulk inventory purchases using the relationship of the cost of the dismantled engine, aircraft, or bulk inventory purchase to estimated remaining sales value at the time of purchase. Inventories are comprised primarily of engines, aircraft and engine parts, rotables and expendables. Expenditures required for the recertification or betterment are capitalized in inventory and are expensed as the parts associated with such costs are sold.

  (g)    Property and Equipment

        Property and equipment are stated at cost, less accumulated depreciation and amortization. Depreciation and amortization is calculated on the straight-line method over the estimated useful lives of the property and equipment, ranging from 3 to 7 years. Leasehold improvements are amortized using the straight-line method over the shorter of the lease term, including anticipated renewal periods or the estimated useful life of the related asset. Repairs and maintenance expenditures are expensed as incurred, unless such expenses extend the useful life of the asset, in which case they are capitalized.

  (h)    Equipment Held for Operating Lease

        Aircraft assets held for operating lease are stated at cost, less accumulated depreciation. Certain external professional fees incurred in connection with the acquisition and leasing of aircraft assets are capitalized as part of the cost of such assets. The Company depreciates current production model engines on a straight-line basis over a 15-year period from the acquisition date to an estimated residual value. Out-of-production engines are depreciated on a straight-line basis over an estimated useful life ranging from 5 to 7 years to an estimated residual value. The Company depreciates airframes to their residual value over the airframe's lease term or, if not on lease, the remaining life of the airframe based on a 25-year life from its manufactured date. Maintenance and repair costs for equipment held for operating lease is included in cost of sales for engine and aircraft leasing as incurred.

        Cash flows related to equipment held for operating leases have been presented in the accompanying financial statements as operating activities. This conclusion is based on the guidance in SFAS No. 95, Statement of Cash Flows, whereby the predominant source of cash flows related to these assets is expected to be from the ultimate sale of these assets through the Company's parts business. In prior periods, the Company had presented these cash flows as investing activities. Therefore, the current year presentation of these cash flows differs from prior year presentation.

        The Company classifies equipment held for operating lease as a long-term asset until such time as the asset is transferred to the inventory pool and held for sale through the Company's parts business.

  (i)    Impairment of Long-Lived Assets

        In accordance with SFAS No. 144, Accounting for the Impairment or Disposal of Long-Lived Assets, long-lived assets such as property and equipment and equipment held for operating lease are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to estimated undiscounted future cash flows expected to be generated by the asset. If the carrying amount of an asset exceeds its estimated undiscounted future cash flows, an impairment charge is recognized by the amount by which the carrying amount of the asset exceeds the fair value of the asset (see Note 5).

  (j)    Revenue Recognition

        Sales from engine, aircraft, and parts sales are reported net of estimated returns and allowances. The reserve for returns and allowances is calculated as a percentage of sales based on historical return percentages. Sales and related cost of sales are recognized when title transfers primarily upon shipment of the product, when no significant contractual obligations remain and collection of the related receivable is reasonably assured. Revenue from equipment held for operating leases is recognized on a straight-line basis over the term of the lease. Certain of the Company's lease contracts call for billings in advance. Rentals received, but unearned are recorded as deferred revenue on the balance sheet. In addition to a monthly lease rate, some lease contracts require the lessee to pay supplemental rent based on the usage of the leased asset. Fees for such usage are recognized as revenue in the month of usage.

  (k)    Maintenance and Repair Costs

        Maintenance and repair costs incurred based on the lease contract or for assets off lease are accounted for under the direct expense method, whereby scheduled maintenance and repair costs are expensed as incurred.

        Maintenance and repair costs for equipment held for operating leases are generally the responsibility of the lessee. Under certain lease agreements, the Company is required to refund the lessee an amount equal to the major overhaul of an engine not to exceed the amount of the usage fee the Company collected from the lessee. Usage fees collected and not refunded during the lease term are not refundable at the end of the lease term. During the term of the lease, the Company maintains the right to approve the repair station and the right to approve the repairs or maintenance to be performed. The Company also has the option to exchange the engine requiring repair or maintenance with an engine that does not require repair or maintenance.

  (l)    Freight Costs

        Freight costs are included in cost of sales in the accompanying combined statement of operations. Freight costs included in cost of sales were $1,251,325 for the year ended December 31, 2005.

  (m)    Disclosures About Fair Value of Financial Instruments

        SFAS No. 107, Disclosures About Fair Value of Financial Instruments, requires disclosure of the fair value of certain financial instruments. Cash and cash equivalents, receivables, prepaids and other current assets, as well as accounts payable and accrued expenses as reflected in the combined financial statements, approximate fair value because of the short-term maturity of these instruments. The estimated fair value of debt instruments approximates their carrying amounts, as these debt instruments have variable interest rates.

  (n)    Income Taxes

        The Company has elected S corporation status for federal income taxes purposes, and as such its earnings are not subject to U.S. federal income tax at the corporate level. Instead, the earnings of the Company are taxed at the shareholder level.

        Effective on January 1, 2000, the shareholders of ATI elected to convert ATI from a C corporation to an S corporation for tax purposes. ATC was incorporated on November 19, 2002. The owners elected S corporation status for tax purposes at that time. Income taxes are accounted for under the asset and liability method. Deferred tax assets and liabilities for the periods prior to the conversion to an S corporation are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and operating loss and tax credit carryforwards. As a result of electing S corporation status, the net deferred tax liability of $1,308,500 at December 31, 1999 was eliminated.

        C corporations that subsequently elect S corporation status may be subject to a corporate-level tax on the net unrealized built-in gain at the date of conversion that is realized over the ten-year period subsequent to the conversion. Because a corporation with net unrealized built-in gains may be subject to corporate level income taxes, it may be required to record a deferred tax liability related to such built-in gains. However, since the built-in gain will only be recognized if a built-in gain asset is disposed of during the ten-year period after conversion to S corporation status, it is possible that management can control recognition of any potential gain. It is within management's ability and they have the intent not to dispose of assets with significant built-in gains during the remaining post conversion period. Accordingly, no deferred tax liabilities have been recorded as of December 31, 2005.

  (o)    Pro forma Information (unaudited)

        Pro forma adjustments are reflected on the combined statement of operations to provide for income taxes in accordance with SFAS No. 109, Accounting for Income Taxes, as if the Company had been a C corporation for the period presented. A combined statutory Federal and state effective tax rate of 38.85% was used for the pro forma enacted tax rate. Upon the completion of the acquisition of the Company by AerCap, as discussed in Note 13, the Company's S corporation status was terminated.

(2)    Significant Risk and Uncertainties

  (a)    Use of Estimates

        Management of the Company has made a number of estimates and assumptions relating to the reporting of assets and liabilities and revenue and expenses and the disclosure of contingent assets and liabilities to prepare these combined financial statements in conformity with U.S. generally accepted accounting principles. Actual results could differ from those estimates.

  (b)    Geographic Data

        Engine, aircraft, and parts sales revenue, and engine and aircraft leasing revenue is attributable to countries based on the location of the customer. The following summarizes the geographic data related to engine, aircraft, and parts sales, and engine and aircraft leasing revenue for the year ended December 31, 2005:

Engine, aircraft, and parts sales:
United States	$58,987,774
Brazil	6,549,281
Ireland	5,964,115
Colombia	5,094,449
Other countries	11,150,131

$87,745,750

Engine and aircraft leasing:
Brazil	$11,326,874
United States	5,711,712
Canada	3,692,613
Indonesia	2,966,225
Colombia	2,708,605
Other countries	8,532,628

$34,938,657

  (c)    Concentrations of Risk

        Financial instruments that potentially subject the Company to credit risk principally consist of cash and cash equivalents and trade and notes receivables.

        Cash—The Company at times maintains cash balances in excess of amounts insured by U.S. federal agencies.

        Trade and notes receivables—The Company sells to a variety of customers worldwide. For certain transactions and customers not requiring payment in full prior to shipment of goods, the Company extends credit based on an evaluation of the customer's financial condition. The Company monitors exposure to credit losses and maintains an allowance for bad debts. At December 31, 2005, ten customers accounted for 57% of trade receivables, of which one customer accounted for 17%. Ten customers accounted for 82% of engine, aircraft, and parts sales revenue for the year ended December 31, 2005. Three customers individually accounted for 17%, 13%, and 10% respectively, of the engine, aircraft, and parts sales revenue for the year ended December 31, 2005. Five customers accounted for 62% of engine and aircraft leasing revenue for the year ended December 31, 2005. One customer accounted for 32% of the engine and aircraft leasing revenue.

  (d)    Interest Rate Risk

        To mitigate exposure to interest rate changes, the Company has entered into two interest rate swap agreements. As of December 31, 2005, such swap agreements had notional values totaling $20,000,000 and were based on the spread between one-month LIBOR rates and fixed rates of 2.58% and 2.67%, respectively. Both interest rate swaps have remaining terms of approximately 12 months (see Note 1(c)).

        The Company is impacted by the general economic conditions of the aviation industry and is also subject to regulation by various governmental agencies with responsibilities over civil aviation. Increased regulations imposed by organizations such as the Federal Aviation Administration may significantly affect industry operations.

(3)    Inventory

        Inventory consists of the following at December 31, 2005:

Engine and airframe parts	$45,391,248
Work-in-process	3,101,041
Airframes	400,000
Engines	7,782,127

$56,674,416

        The Company's entire inventory serves as collateral for the Credit Facility.

(4)    Property and Equipment

        Property and equipment, net consists of the following at December 31, 2005:

Furniture, fixtures, and computer equipment	$570,688
Engine stands	511,092
Building and leasehold improvements	64,300
Machinery and equipment	1,580,208
Automobiles	19,422
Construction in progress	1,850,010

4,595,720
Less accumulated depreciation and amortization	(1,242,572)

$3,353,148

Construction in progress consists primarily of incurred costs related to the improvements on the office section of the building being leased from a related party. A significant portion of the construction was completed by the end of May 2006, allowing the Company to occupy the space. Amounts will be reclassified in the subsequent period to the appropriate asset accounts and depreciated over the life of the lease or the estimated useful life, whichever is shorter. Depreciation and amortization expense amounted to $313,446 for the year ended December 31, 2005 and is included in selling, general, and administrative expenses.

(5)    Equipment Held for Operating Leases

        Equipment held for operating leases, net, primarily aircraft and engines, consists of the following at December 31, 2005:

Equipment held for operating leases	$140,153,877
Less accumulated depreciation	(21,659,053)

$118,494,824

        Depreciation expense amounted to $5,601,675 for the year ended December 31, 2005 and is included in cost of sales for engine and aircraft leasing.

        During 2005, five engines were determined to be impaired based on an analysis of the expected realizable value compared to the carrying value. An impairment charge of $1,909,062, the amount the carrying value exceeded the realizable value, is included in cost of sales for engine and aircraft leasing in the accompanying combined statement of operations.

(6)    Accrued Expenses

        The following is a summary of the components of accrued expenses as of December 31, 2005:

Accrued engine repair and maintenance costs	$3,069,036
Accrued compensation and related benefits	496,377
Accrued professional fees	202,065
Other	210,745

$3,978,223

(7)    Credit Facilities

        ATI was party to a $65 million credit agreement (the Credit Facility) with several banks and financial institutions with Wachovia Bank as administrative agent and National City Bank as syndication agent. The Credit Facility had a Maturity Date of December 29, 2006, and was secured by significantly all assets of ATI and was guaranteed jointly and severally by the shareholders of ATI. As discussed below and in Note 12, the entire outstanding balance of the Credit Facility was refinanced in 2006.

        On October 15, 2004, the bank syndication group amended the line of credit of the Credit Facility to $120 million (the First Amendment). On May 20, 2005, the Credit Facility was amended by the Second Amendment to the Credit Facility (the Second Amendment). The Second Amendment amended the eligible borrowing base equipment and parts, as well as certain administrative sections of the Credit Facility.

        The Credit Facility allowed for alternate base rate borrowings, swingline borrowings, and LIBOR borrowings. Interest rates varied over the life of the credit facility based on certain financial ratios maintained by ATI. For the alternate base rate loan, the rates varied from prime rate plus zero basis points to prime rate plus 100 basis points. Swingline and LIBOR borrowing interest rates varied from LIBOR plus 275 basis points to LIBOR plus 375 basis points (at December 31, 2005 the rate was LIBOR plus 325 basis points). At December 31, 2005, ATI had $106,800,000 outstanding of which $93,000,000 were LIBOR borrowings, $13,500,000 were alternate base rate borrowings and $300,000 were swingline borrowings, with interest rates of 7.63%, 7.75%, and 7.75%, respectively. The only required payments prior to the maturity date were interest payments.

        Under the Credit Facility, an annual commitment fee of 50 basis points was charged on the unused portion of the Credit Facility (excluding swingline borrowings), which was $13,500,000 at December 31, 2005. Utilization fees of $127,944 were paid in 2005.

        Loan origination and other costs related to the execution of the Credit Facility were $1,363,674. An additional $539,018 in loan origination and other costs were incurred in the First Amendment of the Credit Facility. An additional $331,252 in loan origination and other costs were incurred in the Second Amendment of the Credit Facility. These costs are included in other current assets and are being amortized over the life of the Credit Facility. Amortization expense for 2005 was $832,178 and is included in interest expense.

        On March 25, 2005, the Company entered into a $10,000,000 bridge loan agreement (Bridge Loan) which matured on June 23, 2005 with Wachovia Bank. The proceeds from the Bridge Loan were used to finance the acquisition of an aircraft. The Bridge Loan was secured by the aircraft and shareholder guarantees. Under the terms of the loan, principal payments were due to Wachovia if the aircraft or any engine or parts were sold. On June 22, 2005, the remaining principal balance was paid off.

        The interest rate on the Bridge Loan was LIBOR plus 3.75% with interest payable in arrears at maturity. Interest expense for the Bridge Loan amounted to $140,609 for the year ended December 31, 2005.

        Loan origination and other costs associated with the execution of the Bridge Loan totaled $98,718, all of which is included in interest expense in the operating results of the Company.

        Subsequent to year end, the Company refinanced the entire outstanding balance of the Credit Facility which was scheduled to mature in 2006. As of December 31, 2005, $6,400,000 of the outstanding debt obligation is classified as current based on the refinanced term-loan amortization payments required in 2006. In accordance with SFAS No. 6, Classification of Short-Term Obligations Expected to Be Refinanced—An amendment of ARB No. 43, Chapter 3A, the balance of the outstanding debt obligation is classified as long-term based on the refinancing of currently maturing debt obligations with long-term debt obligations (see Note 13).

(8)    Shareholders' Equity

        Shares of common stock outstanding and the additional paid-in capital by combined entity as of December 31, 2005 are as follows:

	ATI	ATC	Combined
Common stock—Series B	$45	—	45

Common stock	$—	1,000	1,000

Additional paid-in capital	$999,955	8,572,686	9,572,641

(9)    Related-Party Transactions

        The Company, in the normal course of its operations, engages in transactions with certain of its shareholders or their affiliates. Transactions for the year ended December 31, 2005 were for rent and related expenses of $1,278,399.

        As further described in Note 11(a), the Company leases its Florida headquarters and warehouse from an entity owned by the shareholders of the Company.

        On September 9, 2004, the shareholders of the Company loaned ATC $2,810,000 to be used as a deposit guarantee on the performance of ATI related to an aircraft and engine purchase agreement. The notes were repaid as ATI made payments under the agreement. In 2005, all required payments were made under the purchase agreement and the loan balances were paid in full.

        On March 25, 2005, the shareholders of the Company loaned ATC $1,300,000 to be used along with amounts financed to purchase an aircraft. In addition to funding a portion of the amounts required to purchase the aircraft, the shareholders each personally guaranteed the Company's performance under the loan. The loans were repaid in June 2005.

(10)    Employee Benefit Plan

        In 2005, the Company instituted a defined contribution plan. The defined contribution plan is a profit sharing plan intended to qualify as a 401(k) plan under the Internal Revenue Code. The 401(k) plan is a contributory plan available to employees, who at the end of their first 12 consecutive months of employment with the Company, have been credited with at least 1,000 hours of service. If at the end of the first consecutive 12 months the employee has not been credited with 1,000 hours of service, the employee will meet the requirement once they complete the required hours of service during any plan year. In 2005, the Company's matching contributions to the defined contribution plan were 3% of pre-tax earned salary or wages and totaled $124,163.

(11)    Commitments and Contingencies

(a) Leases

  Operating Leases as Lessee

    The Company leases its Florida headquarters and warehouse under a non-cancelable operating lease which expires December 31, 2013. This lease is with a related party that is controlled by the same shareholders of the Company. For the year ended December 31, 2005, total rent and related expense approximated $1,319,579, of which $1,278,399 was with a related party for the year ended December 31, 2005.

    At December 31, 2005, future minimum lease rental payments, primarily with a related party, are as follows:

Year ending December 31:
2006	$898,800
2007	898,800
2008	898,800
2009	898,800
2010	898,800
2011 and thereafter	2,696,400

$7,190,400

        The lease was amended in March 2006 to provide that the lease rental amounts will be adjusted to a current fair market rent level beginning on January 1, 2007. Additionally, commencing on January 1, 2008, and January 1 of each rental year thereafter, rent for the premises shall increase or decrease based on the percentage change in the U.S. Department of Labor Consumer Price Index. The minimum lease payments in the above table do not reflect these changes because the current fair market value has not been determined.

  Operating Leases as Lessor

        One of the Company's product offerings is the leasing of aircraft and engines. These lease agreements provide for a fixed time charge plus variable charge for usage. The remaining lease term on lease agreements outstanding as of December 31, 2005 ranges from 1 to 49 months.

  Contingent rental fees related to usage were $14,503,504 in 2005.

  The amounts in the following table are based upon the assumption that equipment under operating leases will remain on lease for the length of time specified by the respective lease agreements.

  At December 31, 2005, future minimum lease receipts, which exclude contingent rentals, are as follows:

Year ended December 31:
2006	$4,109,662
2007	1,014,000
2008	504,484
2009	474,000
2010	1,274

$6,103,420

(b) Management Compensation

        As described in Note 13, the shareholders of the Company sold their shares to AerCap on April 26, 2006. As part of the sale agreement, the shareholders entered into four-year employment contracts with the Company and also entered into two-year non-compete agreements, commencing upon the shareholder's separation from the Company.

        Certain management entered into employment agreements with ATI in 2005. The contracts are for a period of three years and include a change in control bonus payable upon such an event and retention bonuses payable in three annual installments after the change in control event occurs, if the employee is employed on those payment dates. The contracts include two-year non-compete clauses commencing upon the employee's separation from the Company for any reason.

(c) Litigation

        The Company is a party to various claims and legal actions arising in the ordinary course of business. In the opinion of management, although the outcome of any legal proceedings cannot be predicted with certainty, the ultimate disposition of these matters will not have a material adverse effect on the Company's financial position, results of operations, or liquidity.

(d) Purchase Commitments

        On December 22, 2005, the Company entered into a contract with Midwest Airlines to purchase two MD-81 aircraft for $1,100,000 each. As of December 31, 2005, one of the aircraft had been delivered. The remaining aircraft was delivered May 18, 2006.

(12)    Accounting Pronouncements

        In November 2004, the Financial Accounting Standards Board (FASB) issued SFAS No. 151, Inventory Costs—An Amendment of ARB No. 43, Chapter 4. SFAS No. 151 clarifies that abnormal inventory costs, such as costs of idle facilities, excess freight and handling costs, and wasted materials (spoilage) are required to be recognized as current period charges. Additionally, SFAS No. 151 requires that the allocation of fixed production overheads to the costs of conversion be based on the normal capacity of the production facility. The provisions of SFAS No. 151 are effective for the Company's fiscal year beginning January 1, 2006. The Company does not expect the adoption of SFAS No. 151 to have any impact on the Company's combined financial position or results of operations.

        In December 2004, the FASB issued SFAS No. 153, Exchanges of Nonmonetary Assets—An Amendment of APB Opinion No. 29, Accounting for Nonmonetary Transactions. SFAS No. 153 eliminates the exception from fair value measurement for nonmonetary exchanges of similar productive assets in paragraph 21(b) of Accounting Principles Board Opinion No. 29, Accounting for Nonmonetary Transactions, and replaces it with an exception for exchanges that do not have commercial substance. SFAS No. 153 specifies that a nonmonetary exchange has commercial substance if the future cash flows of the entity are expected to change significantly as a result of the exchange. The provisions of SFAS No. 153 are effective for the Company's fiscal year beginning January 1, 2006. The Company does not expect the adoption of SFAS No. 153 to have any impact on the Company's combined financial position or results of operations.

        On May 31, 2006, the FASB issued proposed FASB Staff Position (FSP) AUG AIR-a, Accounting for Planned Major Maintenance Activities. The FSP addresses the accounting for planned major maintenance activities. This FSP amends certain provisions in the American Institute of Certified Public Accountants Industry Audit Guide, Audits of Airlines (the Airline Guide). The Airline Guide allows four accounting methods related to planned major maintenance (overhaul) activities: direct expense method, built-in overhaul method, deferral method, and the accrual method. The proposed FSP will prohibit the use of the accrue-in-advance method of accounting for planned major maintenance activities. The Company's current accounting policy for planned major maintenance is the direct expense method, one of the three acceptable methods. If approved as proposed, the Company does not believe it will have a material impact on its combined financial position or results of operations. If approved, the effective date of adoption would be for the first fiscal year beginning after December 31, 2006.

(13)    Subsequent Events

        ATI and ATC have common ownership, but at December 31, 2005 did not have any direct interest in each other. On March 31, 2006, the owners of ATC contributed their shares of ATC to ATI, with ATC becoming a wholly owned subsidiary of ATI.

        On March 17, 2006, the shareholders of the Company entered into an agreement with AerCap to sell 100% of their shares of ATI stock, subject to certain closing conditions and governmental approvals. The sale was completed on April 26, 2006.

        AerCap provides aircraft leasing to airlines, and asset management services to aircraft owners and investors on a global basis.

        The Company will operate as a wholly owned subsidiary of AerCap. As part of the sale agreement, the shareholders have entered into long-term employment contracts.

        Also on April 26, 2006, the Company replaced its existing Credit Facility with new credit facilities (the New Credit Facilities) with several banks and financial institutions with Calyon as administrative agent and HSH Nordbank AG as syndication agent. The New Credit Facilities consist of a $160 million senior secured term loan (the Term Loan), a $171 million senior revolver loan (the Revolver) and a $15 million junior loan (the Junior Loan).

        The Term Loan and Revolver are secured by significantly all assets of the Company. The Junior Loan has subordinated rights in all assets of the Company and is guaranteed by AerCap B.V., the ultimate parent company of AerCap. The New Credit Facilities mature on April 26, 2011.

        The Term Loan amortizes at a minimum rate of 2% per quarter ($3,200,000). To the extent that the eligible assets of the Company are less than the outstanding balance of the Term Loan and the Revolver, additional principal payments may be due.

        Minimum principal payments on the term loan are as follows:

Year ended December 31:
2006	$6,400,000
2007	12,800,000
2008	12,800,000
2009	12,800,000
2010	12,800,000
2011	102,400,000

$160,000,000

        As part of the New Credit Facilities, the Company is required to enter into an interest rate swap with a notional value of $60,000,000 for the period July 15, 2006 through July 15, 2008, with a step up in notional value to $80,000,000 on January 15, 2007. Under the terms of the swap, the Company pays 5.3825% and receives three month LIBOR. There are certain covenants in the New Credit Facilities which can trigger a default by the Company.

20,000,000 Shares

AerCap Holdings N.V.

Ordinary Shares

Prospectus

Morgan Stanley

                           Goldman, Sachs & Co.

                                                           Lehman Brothers

                                                                                        Merrill Lynch & Co.

UBS Investment Bank

                                                                                                            Wachovia Securities

JPMorgan

                                                                   Citi

                                                                                                  Calyon Securities (USA) Inc.

            , 2007

PART II

INFORMATION NOT REQUIRED IN THE PROSPECTUS

Expenses of Issuance and Distribution

        The expenses, other than underwriting commissions, expected to be incurred by the selling shareholders in connection with the issuance and distribution of the securities being registered under this Registration Statement are estimated to be as follows:

Selling Shareholders
SEC registration fee	$22,736
National Association of Securities Dealers, Inc. filing fee	75,500
New York Stock Exchange listing fee	85,000
Printing and engraving costs	350,000
Legal fees and expenses	357,250
Advisory fees	3,013,200
Accounting fees and expenses	860,000
Transfer agent fees	4,000
Miscellaneous	120,000

Total	$4,887,686

        AerCap Holdings N.V. does not expect to pay any of the offering expenses.

Item 6. Indemnification of Directors and Officers.

        We have a directors and officers liability insurance policy which insures directors and officers against the cost of defense, settlement or payment of claims and judgments under some circumstances. We have also entered into indemnity agreements with each of our board members in which we agree to hold each of them harmless, to the extent permitted by law, from damage resulting from a failure to perform or a breach of duties by our board members, and to indemnify each of them for serving in any capacity for the benefit of the company, except in the case of willful misconduct or gross negligence in certain circumstances.

        Although Netherlands law does not contain any provisions with respect to the indemnification of officers and directors, the concept of indemnification of directors of a company for liabilities arising from their actions as members of the executive or supervisory boards is, in principle, accepted in The Netherlands. AerCap's Articles of Association provide for indemnification of directors and officers by the company to the fullest extent permitted by Netherlands law against liabilities, expenses and amounts paid in settlement relating to claims, actions, suits or proceedings to which a director becomes a party as a result of his or her position.

        The indemnification provided above is not exclusive of any rights to which any of our directors or officers may be entitled. The general effect of the forgoing provisions may be to reduce the circumstances in which a director or officer may be required to bear the economic burdens of the forgoing liabilities and expenses.

        The underwriting agreement for this offering filed as Exhibit 1.1 to this registration statement provides that the underwriters are obligated, under certain circumstances, to indemnify our officers and directors and their respective controlling persons against certain liabilities, including liabilities under the Securities Act of 1933.

        Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers or persons controlling the registrant pursuant to the foregoing provisions, the registrant has been informed that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is therefore unenforceable.

Item 7. Recent Sales of Unregistered Securities.

        None.

Item 8. Exhibits and Financial Statement Schedules.

  (a)
  Exhibits.

Exhibit Number	Description of Exhibit
1.1	Form of Underwriting Agreement
3.1	Articles of Association*
4.1	Specimen Share Certificate*
5.1	Opinion of NautaDutilh NV regarding legality of the ordinary shares
10.1	Aircraft Purchase Agreement, dated December 30, 2005, between Airbus S.A.S. and AerVenture Limited†*
10.2
Amended and Restated Credit Agreement, dated May 8, 2007, among AerFunding 1 Limited, AerCap Ireland Limited, the other Service Providers named therein, UBS Real Estate Securities Inc. and other financial institutions named as Class A Lenders, the other financial institutions as Class B Lenders, and Class C Lenders, UBS Securities LLC, the other Funding Agents named therein and Deutsche Bank Trust Company Americas
10.3	Security Trust Agreement, dated April 26, 2006, among Aerfunding 1 Limited, the additional grantors referred to therein as grantors, UBS Securities LLC and Deutsche Bank Trust Company Americas*
10.4	Guarantee and Collateral Agreement, dated April 26, 2006, among AeroTurbine, Inc., The Subsidiary Guarantors of AeroTurbine, Inc., the borrower's party thereto and Calyon New York Branch*
10.5
Aircraft Asset Security Agreement, dated April 26, 2006, among AeroTurbine, Inc. The Subsidiary Guarantors of AeroTurbine, Inc., the borrower's party thereto, the trusts party thereto, as trusts and Calyon New York Branch*
10.6
Amended and Restated Senior Credit Agreement, dated as of December 13, 2006, among AeroTurbine, Inc., as Borrower, the Several Lenders from time to time as Parties thereto, Calyon New York Branch, as Administrative Agent, HSH Nordbank AG, as Syndication Agent and Wachovia Bank N.A. and National City Bank, as Co-Documentation Agents**
10.7	Pledge Agreement, dated April 26, 2006, between AerCap, Inc., and Calyon New York Branch*
10.8	Joint Venture Agreement, dated December 30, 2005, among AerCap Ireland Limited, International Cargo Airlines Company KSC and AerVenture Limited*
10.9	Stock Purchase Agreement, dated March 16, 2006, among AerCap, Inc. and Nicolas Finazzo, Rose Ann Finazzo and Robert B. Nichols†

Exhibit Number	Description of Exhibit
10.10	Facility Agreement, dated April 23, 2003, among the Banks and Financial Institutions named therein as ECA Lenders, the Banks and Financial Institutions named therein as Mismatch Lenders, Credit Lyonnais, Kreditanstalt Für Wiederaufbau, Sunrise Leasing Limited, Sundance Leasing Limited, Sunray Leasing Limited, Sunshine Leasing Limited, Sunglow Leasing Limited, Sunflower Aircraft Leasing Limited, Debis Aircraft Leasing XXX B.V. and Debis AirFinance B.V.*
10.11	Senior Facility Agreement, dated October 12, 2006, between AerCap Dutch Aircraft Leasing I B.V., Calyon and the financial institutions named therein†
10.12	Sale and Purchase Agreement regarding the acquisition of all shares in and certain loans and facilities granted to debis AirFinance B.V. by and between DaimlerChryslter Services AG, DaimlerChrysler Aerospace AG, DaimlerChrysler AG, Bayerische Hypo- und Vereinsbank AG, HVB Banque Luxembourg SA, Bayerische Landesbank, BLB Beteiligungsgesellschaft Beta mbH, Dresdner Bank AG, DZ Bank AG Deutsche Zentral-Genossenschaftsbank, DZ Beteiligungsgesellschaft mbH Nr. 6, KfW and FERN S.a r.l. as amended by the Amendment Agreement dated June 29, 2005 by and between the DaimlerChrysler Services AG, DaimlerChrysler Aerospace AG, DaimlerChrysler AG, Bayerische Hypo-und Vereinsbank AG, HVB Banque Luxembourg SA, Bayerische Landesbank, BLB Beteiligungsgesellschaft Beta mbH, Dresdner Bank AG, DZ Bank AG Deutsche Zentral-Genossenschaftsbank, DZ Beteiligungsgesellschaft mbH Nr. 6, KfW, FERN S.a r.l., FERN GP S.a r.l. and AerCap Holdings C.V.*
10.13	AerCap Holdings N.V. 2006 Equity Incentive Plan (including form of Stock Option Agreement*
10.14	Facility Agreement, dated November 3, 2006, between AerVenture Limited, as Borrower, and Calyon s.A., as Lender, Security Trustee and Agent*
10.15	Aircraft Purchase Agreement, dated December 11, 2006, between Airbus S.A.S. and AerCap Ireland Limited†**
10.16	Amended and Restated Trust Indenture, dated as of May 8, 2007, among Aircraft Lease Securitisation Limited, Deutsche Bank Trust Company America, as trustee, cash manager and operating bank and Calyon, as initial primary-liquidity facility provider, and MBIA Insurance Corporation, as the policy provider.
10.17	Amendment No. 1 dated May 11, 2007 to Aircraft Purchase Agreement, dated December 11, 2006, between Airbus S.A.S and AerCap Ireland Limited†
21.1	List of Subsidiaries of AerCap Holdings N.V.
23.1	Consent of PricewaterhouseCoopers Accountants N.V.
23.2	Consent of PricewaterhouseCoopers Accountants N.V.
23.3	Consent of KPMG LLP
23.4	Consent of NautaDutilh NV (included in Exhibit 5.1)
23.5	Consent of Simat, Helliesen & Eichner, Inc.
24.1	Power of Attorney (included as part of the signature page)

*
Previously filed with Registration Statement on Form F-1, File No. 333-138381

**
Previously filed with Form 20-F for the year ended December 31, 2006.

†
Portions of the exhibit are or will be omitted pursuant to a request for confidential treatment.

Item 9. Undertakings.

        (1)   Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted against the registrant by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

        (2)   The undersigned registrant hereby undertakes that:

          (a)   For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this Registration Statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this Registration Statement as of the time it was declared effective.

          (b)   For the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new Registration Statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

        (3)   The undersigned hereby undertakes to provide to the underwriters at the closing specified in the underwriting agreement, certificates in such denominations and registered in such names as required by the underwriters to permit prompt delivery to each purchaser.

SIGNATURES

        Pursuant to the requirements of the Securities Act of 1933, as amended, AerCap Holdings N.V. certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form F-1 and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in Amsterdam, The Netherlands on July 10, 2007.

POWER OF ATTORNEY

        We, the undersigned officers and directors of AerCap Holdings N.V., hereby severally constitute and appoint James N. Chapman, Klaus W. Heinemann and Robert G. Warden and each of them, our true and lawful attorneys-in-fact, with full power of substitution, for them, together or individually, in any and all capacities, to sign for us and in our names the Registration Statement on Form F-1 filed herewith and any and all pre-effective and post-effective amendments to said Registration Statement (including, without limitation, any additional registration statement filed pursuant to Rule 462 under the Securities Act of 1933) with respect hereto and to file the same, with exhibits thereto and other documents in connection therewith, with the Securities and Exchange Commission, hereby ratifying and confirming all that said attorneys-in-fact, or his substitute or substitutes, may do or cause to be done by virtue hereof

AERCAP HOLDINGS N.V.
By:	/s/ KLAUS HEINEMANN
Name: Klaus Heinemann Title: Chief Executive Officer (Principal Executive Officer)

        Pursuant to the requirement of the Securities Act of 1933, this Registration Statement has been signed by the following persons in the capacities and on the dates indicated.

Signature	Title	Date

/s/ PIETER KORTEWEG Pieter Korteweg	Chairman of the Board of Directors	July 10, 2007
/s/ KLAUS HEINEMANN Klaus Heinemann	Chief Executive Officer	July 10, 2007
/s/ RONALD J. BOLGER Ronald J. Bolger	Non-Executive Director	July 10, 2007
/s/ JAMES N. CHAPMAN James N. Chapman	Non-Executive Director	July 10, 2007
/s/ W. BRETT INGERSOLL W. Brett Ingersoll	Non-Executive Director	July 10, 2007

/s/ MARIUS J.L. JONKHART Marius J.L. Jonkhart	Non-Executive Director	July 10, 2007
/s/ KEITH A. HELMING Keith A. Helming	Chief Financial Officer	July 10, 2007
/s/ COLE T. REESE Cole T. Reese	Chief Accounting Officer	July 10, 2007
/s/ GERALD P. STRONG Gerald P. Strong	Non-Executive Director	July 10, 2007
/s/ DAVID J. TEITELBAUM David J. Teitelbaum	Non-Executive Director	July 10, 2007
/s/ ROBERT G. WARDEN Robert G. Warden	Non-Executive Director	July 10, 2007
/s/ DONALD PUGLISI Donald Puglisi	Authorized Representative in the United States	July 10, 2007

INDEX TO EXHIBITS

Exhibit Number	Description of Exhibit
1.1	Form of Underwriting Agreement
3.1	Articles of Association*
4.1	Specimen Share Certificate*
5.1	Opinion of NautaDutilh NV regarding legality of the ordinary shares
10.1	Aircraft Purchase Agreement, dated December 30, 2005, between Airbus S.A.S. and AerVenture Limited(1)†*
10.2
Amended and Restated Credit Agreement, dated May 8, 2007, among AerFunding 1 Limited, AerCap Ireland Limited, the other Service Providers named therein, UBS Real Estate Securities Inc. and other financial institutions named as Class A Lenders, the other financial institutions named as Class B Lenders, and Class C Lenders, UBS Securities LLC, the other Funding Agents named therein and Deutsche Bank Trust Company Americas
10.3	Security Trust Agreement, dated April 26, 2006, among Aerfunding 1 Limited, the additional grantors referred to therein as grantors, UBS Securities LLC and Deutsche Bank Trust Company Americas*
10.4	Guarantee and Collateral Agreement, dated April 26, 2006, among AeroTurbine, Inc., The Subsidiary Guarantors of AeroTurbine, Inc., the borrower's party thereto and Calyon New York Branch*
10.5
Aircraft Asset Security Agreement, dated April 26, 2006, among AeroTurbine, Inc. The Subsidiary Guarantors of AeroTurbine, Inc., the borrower's party thereto, the trusts party thereto, as trusts and Calyon New York Branch*
10.6
Amended and Restated Senior Credit Agreement, dated as of December 13, 2006, among AeroTurbine, Inc., as Borrower, the Several Lenders from time to time as Parties thereto, Calyon New York Branch, as Administrative Agent, HSH Nordbank AG, as Syndication Agent and Wachovia Bank N.A. and National City Bank, as Co-Documentation Agents**
10.7	Pledge Agreement, dated April 26, 2006, between AerCap, Inc., and Calyon New York Branch*
10.8	Joint Venture Agreement, dated December 30, 2005, among AerCap Ireland Limited, International Cargo Airlines Company KSC and AerVenture Limited*
10.9	Stock Purchase Agreement, dated March 16, 2006, among AerCap, Inc. and Nicolas Finazzo, Rose Ann Finazzo and Robert B. Nichols*
10.10
Facility Agreement, dated April 23, 2003, among the Banks and Financial Institutions named therein as ECA Lenders, the Banks and Financial Institutions named therein as Mismatch Lenders, Credit Lyonnais, Kreditanstalt Für Wiederaufbau, Sunrise Leasing Limited, Sundance Leasing Limited, Sunray Leasing Limited, Sunshine Leasing Limited, Sunglow Leasing Limited, Sunflower Aircraft Leasing Limited, Debis Aircraft Leasing XXX B.V. and Debis AirFinance B.V.*
10.11	Senior Facility Agreement, dated October 12, 2006, between AerCap Dutch Aircraft Leasing I B.V., Calyon and the financial institutions named therein*

Exhibit Number	Description of Exhibit
10.12
Sale and Purchase Agreement regarding the acquisition of all shares in and certain loans and facilities granted to debis AirFinance B.V. by and between DaimlerChryslter Services AG, DaimlerChrysler Aerospace AG, DaimlerChrysler AG, Bayerische Hypo- und Vereinsbank AG, HVB Banque Luxembourg SA, Bayerische Landesbank, BLB Beteiligungsgesellschaft Beta mbH, Dresdner Bank AG, DZ Bank AG Deutsche Zentral-Genossenschaftsbank, DZ Beteiligungsgesellschaft mbH Nr. 6, KfW and FERN S.a r.l. as amended by the Amendment Agreement dated June 29, 2005 by and between the DaimlerChrysler Services AG, DaimlerChrysler Aerospace AG, DaimlerChrysler AG, Bayerische Hypo-und Vereinsbank AG, HVB Banque Luxembourg SA, Bayerische Landesbank, BLB Beteiligungsgesellschaft Beta mbH, Dresdner Bank AG, DZ Bank AG Deutsche Zentral-Genossenschaftsbank, DZ Beteiligungsgesellschaft mbH Nr. 6, KfW, FERN S.a r.l., FERN GP S.a r.l. and AerCap Holdings C.V.*
10.13	AerCap Holdings N.V. 2006 Equity Incentive Plan (including form of Stock Option Agreement)*
10.14	Facility Agreement, dated November 3, 2006, between AerVenture Limited, as Borrower, and Calyon s.A., as Lender, Security Trustee and Agent*
10.15	Aircraft Purchase Agreement, dated December 11, 2006, between Airbus S.A.S. and AerCap Ireland Limited†**
10.16
Amended and Restated Trust Indenture, dated as of May 8, 2007, among Aircraft Lease Securitisation Limited, Deutsche Bank Trust Company Americas, as trustee, cash manager and Operating Bank and Calyon, as initial primary liquidity facility provider, and MBIA Insurance Corporation, as the policy provider.
10.17	Amendment No. 1 dated May 11, 2007 to Aircraft Purchase Agreement, dated December 11, 2006, between Airbus S.A.S. and AerCap Ireland Limited†
21.1	List of Subsidiaries of AerCap Holdings N.V.
23.1	Consent of PricewaterhouseCoopers Accountants N.V.
23.2	Consent of PricewaterhouseCoopers Accountants N.V.
23.3	Consent of KPMG LLP
23.4	Consent of NautaDutilh NV (included in Exhibit 5.1)
23.5	Consent of Simat, Helliesen & Eichner, Inc.
24.1	Power of Attorney (included as part of the signature page)

*
Previously filed with Registration Statement on Form F-1, File No. 333-138381

**
Previously filed with Form 20-F for the year ended December 31, 2006.

†
Portions of the exhibit are or will be omitted pursuant to a request for confidential treatment.

QuickLinks

TABLE OF CONTENTS
ABOUT THIS PROSPECTUS
PROSPECTUS SUMMARY
THE OFFERING
SUMMARY CONSOLIDATED FINANCIAL AND OPERATING DATA
SUMMARY UNAUDITED CONSOLIDATED PRO FORMA FINANCIAL INFORMATION
Summary Unaudited Consolidated Pro Forma Financial Information
RISK FACTORS
SPECIAL NOTE ABOUT FORWARD LOOKING STATEMENTS
USE OF PROCEEDS
PRICE RANGE OF OUR ORDINARY SHARES
DIVIDEND POLICY
CAPITALIZATION
SELECTED CONSOLIDATED FINANCIAL DATA
Consolidated Income Statements Data
Consolidated Income Statements Data
Consolidated Balance Sheet Data
Consolidated Balance Sheet Data
UNAUDITED CONSOLIDATED PRO FORMA FINANCIAL INFORMATION
Unaudited Consolidated Pro Forma Income Statement—Year Ended December 31, 2006
MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
Results of operations
Payments Due By Period as of March 31, 2007(1)
AIRCRAFT, ENGINE AND AVIATION PARTS INDUSTRY
Historical and Forecast World Traffic (RPMs) and GDP Growth
Historical Traffic Growth by Carrier Region (RPM)
Current Aircraft Fleet to Population Ratio by Region
Historical Fleet Growth by Region
LCC Share of March 2007 Order Backlog, by Region
World Aircraft Orders and Deliveries (1990-2006) and Delivery Forecast
Commercial Jets—Average Fleet Age, 2006
Aircraft Availability
Projected Commercial Aircraft Fleet Growth
Evolution of Fleet under Operating Lease, 1990-2006
Top Mainline Jet Operating Lessors
Top Aircraft Operating Lessor Order Backlogs
Historical Operating Lease Penetration by Region
Operating Lease Depth and Breadth by Model
BUSINESS
INDEBTEDNESS
MANAGEMENT
PRINCIPAL AND SELLING SHAREHOLDERS
DESCRIPTION OF ORDINARY SHARES
CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS
ORDINARY SHARES ELIGIBLE FOR FUTURE SALE
TAX CONSIDERATIONS
UNDERWRITERS
ENFORCEMENT OF CIVIL LIABILITIES
LEGAL MATTERS
EXPERTS
WHERE YOU CAN FIND MORE INFORMATION
INDEX TO CONSOLIDATED FINANCIAL STATEMENTS
Reports of Independent Registered Public Accounting Firm
Report of Independent Registered Public Accounting Firm
AerCap Holdings N.V. and Subsidiaries Consolidated Balance Sheets As of December 31, 2005 and 2006
AerCap Holdings N.V. and Subsidiaries Consolidated Income Statements For the Year Ended December 31, 2004, the Six Months Ended June 30, 2005, the Period from June 27 to December 31, 2005 and the Year Ended December 31, 2006
AerCap Holdings N.V. and Subsidiaries Consolidated Statements of Cash Flows For the Year Ended December 31, 2004, the Six Months Ended June 30, 2005, the Period from June 27 to December 31, 2005 and the Year Ended December 31, 2006
AerCap Holdings N.V. and Subsidiaries Consolidated Statements of Shareholders' Equity For the Year Ended December 31, 2004, the Six Months Ended June 30, 2005, the Period from June 27 to December 31, 2005 and the Year Ended December 31, 2006.
AerCap Holdings N.V. and Subsidiaries Notes to the Consolidated Financial Statements (US dollars in thousands, except per share amounts)
Additional Information—Financial Statements Schedule I
AerCap Holdings N.V. Condensed Balance Sheets As of December 31, 2005 and 2006
AerCap Holdings N.V. Condensed Income Statements For the Year Ended December 31, 2004, the Six Months Ended June 30, 2005, the Period from June 27, 2005 to December 31, 2005 and the Year Ended December 31, 2006
AerCap Holdings N.V. Condensed Statements of Cash Flows For the Years Ended December 31, 2004, the Six Months Ended June 30, 2005, the Period from June 27, 2005 to December 31, 2005 and the Year Ended December 31, 2006
AerCap Holdings N.V. and Subsidiaries Notes to the Consolidated Financial Statements (US dollars in thousands, except per share amounts)
AerCap Holdings N.V. and Subsidiaries Unaudited Condensed Consolidated Interim Balance Sheets As of December 31, 2006 and March 31, 2007
AerCap Holdings N.V. and Subsidiaries Unaudited Condensed Consolidated Interim Income Statements For the Three Months Ended March 31, 2006 and 2007
AerCap Holdings N.V. and Subsidiaries Unaudited Condensed Consolidated Interim Statements of Cash Flows For the Three Months Ended March 31, 2006 and 2007
AerCap Holdings N.V. Notes to the Unaudited Condensed Consolidated Interim Financial Statements (US dollars in Thousands, except per share amounts)
Independent Auditors' Report
AEROTURBINE, INC. AND AFFILIATE Combined Balance Sheet December 31, 2005
AEROTURBINE, INC. AND AFFILIATE Combined Statement of Operations Year ended December 31, 2005
AEROTURBINE, INC. AND AFFILIATE Combined Statement of Shareholders' Equity Year ended December 31, 2005
AEROTURBINE, INC. AND AFFILIATE Combined Statement of Cash Flows Year ended December 31, 2005
AEROTURBINE, INC. AND AFFILIATE Notes to Combined Financial Statements December 31, 2005
PART II INFORMATION NOT REQUIRED IN THE PROSPECTUS
SIGNATURES
POWER OF ATTORNEY
INDEX TO EXHIBITS